As filed with the Securities and Exchange Commission on April 20, 2004
Registration No. 333-112520

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To
Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Origen Financial, Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-0145649
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

27777 Franklin Road, Suite 1700

Southfield, Michigan 48034
(248) 746-7000
(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald A. Klein, Chief Executive Officer

Origen Financial, Inc.
27777 Franklin Road, Suite 1700
Southfield, Michigan 48034
(248) 746-7000
(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

with copies to:

Peter Sugar, Esq.

Joel M. Alam, Esq.
Matthew Murphy, Esq.
Jaffe, Raitt, Heuer & Weiss, P.C.
One Woodward Avenue, Suite 2400
Detroit, Michigan 48226
(313) 961-8380
(313) 961-8358 (fax)
(Address, including ZIP code, and telephone number, including area code, of agent for service)

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Shares to be Registered	Aggregate Offering Price(1)	Registration Fee(2)

Common Stock, $0.01 par value	$15,075,000	$1,910.00

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) of the Securities Act, assuming a price of $9.00 per share in the registrant’s initial public offering.

(2)	Calculated under Section 6(b) of the Securities Act based upon a registration fee rate of $126.70 per $1.0 million of proposed maximum aggregate offering price. The registrant previously paid registration fees in the amount of $17,928.05 on 14,150,000 shares of its common stock and $221.73 on 175,000 shares of its common stock assuming a price of $10.00 per share in the registrant’s initial public offering. The current amount represents the additional fee for registering an additional 1,675,000 shares of common stock assuming a price of $9.00 per share in the registrant’s initial public offering.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Amending the prospectus, Part II and the Exhibit Index

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 20, 2004

PROSPECTUS

16,000,000 Shares

Common Stock

The selling stockholders named in this prospectus are offering up to 16,000,000 shares of our common stock. The selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our common stock is listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from the sale of these shares of our common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 129. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. Our common stock is subject to transfer restrictions designed to preserve our status as a real estate investment trust, see “Description of Capital Stock — Transfer Restrictions.”

No public market currently exists for our common stock. We expect our common stock to be listed on the Nasdaq National Market under the symbol “ORGN.”

We have filed a separate registration statement covering our initial public offering of 8,000,000 shares of our common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10, for a discussion of risks of investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        , 2004

SUMMARY
Overview
Investment Highlights
Risk Factors
This Offering
Our Tax Status
Restrictions on Ownership of Our Stock
Dividend and Distribution Policy
Selling Stockholders, Initial Public Offering and Lock-Up Agreements
Our Structure
Summary Financial Information
RISK FACTORS
Risks Related to Our Business
Risks Related to Regulatory Compliance
Risks Related to the Manufactured Housing Industry
Risks Related to the Offering
Risks Related to Our Organization and Structure
Tax Risks of Our Business and Structure
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DILUTION
MARKET PRICE OF AND DISTRIBUTIONS ON OUR COMMON STOCK
SELECTED FINANCIAL INFORMATION
OUR BUSINESS
Overview
Market Opportunity
Manufactured Housing Industry
Business Strategy
Competition
Regulation and Supervision
Employees
Legal and Administrative Proceedings
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Critical Accounting Policies
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Our Structure
MANAGEMENT
Directors and Executive Officers
Board Committees
Corporate Governance
Board Structure
Board Compensation
Executive Compensation
Employment Agreements
2003 Equity Incentive Plan
Stock Option Grants
Option Exercises
OPERATING POLICIES AND STRATEGIES
FACILITIES
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
ERISA CONSIDERATIONS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK AND MATERIAL PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION
DIVIDEND REINVESTMENT PLAN
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF EARNINGS
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
CONSOLIDATED STATEMENT OF CASH FLOWS
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITOR’S REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Opinion of Jaffe, Raitt, Heuer and Weiss, P.C.
Opinion of Jaffe, Raitt, Heuer and Weiss, P.C.
Consent of Plante & Moran PLLC
Consent of Grant Thornton LLP

SUMMARY	1
Overview	1
Investment Highlights	1
Risk Factors	3
This Offering	5
Our Tax Status	5
Restrictions on Ownership of Our Stock	5
Dividend and Distribution Policy	5
Selling Stockholders, Initial Public Offering and Lock-Up Agreements	6
Our Structure	7
Summary Financial Information	8
RISK FACTORS	10
Risks Related to Our Business	10
Risks Related to Regulatory Compliance	17
Risks Related to the Manufactured Housing Industry	20
Risks Related to the Offering	22
Risks Related to Our Organization and Structure	24
Tax Risks of Our Business and Structure	26
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	29
USE OF PROCEEDS	30
DILUTION	31
MARKET PRICE OF AND DISTRIBUTIONS ON OUR COMMON STOCK	32
SELECTED FINANCIAL INFORMATION	34
OUR BUSINESS	36
Overview	36
Market Opportunity	40
Manufactured Housing Industry	43
Business Strategy	45
Competition	58
Regulation and Supervision	58
Employees	60
Legal and Administrative Proceedings	60
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	61
Overview	61
Critical Accounting Policies	61
Results of Operations	63
Liquidity and Capital Resources	74
Quantitative and Qualitative Disclosures about Market Risk	77
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	80
MANAGEMENT	86
Directors and Executive Officers	86
Board Committees	88
Corporate Governance	90

i

Board Structure	91
Board Compensation	91
Executive Compensation	92
Employment Agreements	94
2003 Equity Incentive Plan	94
Stock Option Grants	96
Option Exercises	96
OPERATING POLICIES AND STRATEGIES	97
FACILITIES	100
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	101
ERISA CONSIDERATIONS	114
SHARES ELIGIBLE FOR FUTURE SALE	116
DESCRIPTION OF CAPITAL STOCK AND MATERIAL PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION	119
DIVIDEND REINVESTMENT PLAN	123
PRINCIPAL STOCKHOLDERS	124
SELLING STOCKHOLDERS	127
PLAN OF DISTRIBUTION	129
LEGAL MATTERS	133
EXPERTS	133
WHERE YOU CAN FIND MORE INFORMATION	134
INDEX TO FINANCIAL STATEMENTS	F-1

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus may be accurate only on the date of this prospectus.

ii

SUMMARY

      This summary contains basic information about this offering and us. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section titled “Risk Factors” and our financial statements and related notes before making an investment in our common stock. As used in this prospectus, “Origen Financial,” “company,” “we,” “our,” and “us” refer to Origen Financial, Inc., except where the context otherwise requires. Unless otherwise indicated, the information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Overview

      Origen Financial, Inc. is an internally-managed and internally-advised Delaware corporation. We will elect to be taxed as a real estate investment trust (“REIT”) commencing with our taxable year ended December 31, 2003 and we intend to pay regular quarterly distributions. We originate, service and securitize manufactured home loans. As opportunities arise, we also acquire and service manufactured home loans originated by others. We began operations on October 8, 2003 when we completed a private placement of $150 million of our common stock and acquired all of the equity interests of Origen Financial L.L.C. In February 2004, we completed a private placement of $10 million of our common stock to one institutional investor.

      We believe the recent challenges experienced by the manufactured housing industry described in more detail below under “Investment Highlights — Dislocation in the Industry” have created an opportunity for a well-run, well-capitalized, fully integrated finance company to become the premier lender and servicer in the manufactured housing industry. We intend to grow by:

•	increasing proprietary originations of manufactured home loans;

•	acquiring existing manufactured home whole loans as the opportunity arises;

•	growing our manufactured home loan servicing portfolio; and

•	selectively purchasing bonds representing interests in securitized pools of manufactured home loans.

      Our executive offices are located at 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034 and our telephone number is 248-746-7000.

Investment Highlights

•	Opportune Time to Invest in the Manufactured Housing Finance Industry.

—	Large Target Market. The manufactured housing industry addresses the need for affordable housing in the United States. Manufactured housing represented between 11% and 24% of all single-family housing starts each year from 1996 to 2002. We believe that demographic trends in the United States will continue to favor manufactured housing as a viable affordable housing source for a significant portion of the population.

—	Dislocation in the Industry. Over the last several years, poor underwriting practices, rapid expansion and industry over-production led to increased default rates, loan losses and repossessions. These factors combined to lead to an oversupply of pre-owned manufactured homes and a decline in collateral resale values, which further exacerbated loan losses and decreased the demand for new manufactured homes and led to the closing of manufactured housing factories. These events led the vast majority of industry lenders to cease originating loans. As one of three national lenders serving independent retailers in the manufactured housing industry, and one of six national lenders serving retailers affiliated with other lenders, we believe we are well-positioned to capitalize on this market opportunity.

—	Shipments of Homes at a Cyclical Low Point. Shipments of manufactured homes are at a cyclical 40-year low. The following table shows annual shipments of new manufactured homes since 1973.

Source: Manufactured Housing Institute

—	Reduced Industry Repossession Inventory Overhang. As of February 2004, the inventory of repossessed homes in the industry has decreased by over 43% from the high in December 2002. We expect this reduction in inventory will lead to firming resale prices for repossessed homes, thereby reducing losses. See “Our Business — Overview.”

—	Origination and Servicing Opportunities. We believe the current environment represents the low point of the industry’s cycle and that the industry is poised for increased origination and servicing opportunities. Management bases this belief on several factors, including: (i) the appearance of new investors, such as Berkshire Hathaway Inc.; (ii) the return of lenders, such as GMAC, to the industry; (ii) the manufactured housing industry’s drive to produce higher quality homes, eliminate deceptive sales practices and cause lenders to adopt more stringent underwriting standards; (iv) the recent Fannie Mae initiative to return to the manufactured home lending industry; and (v) the continuing need for affordable housing in the United States.

•	Fully-Integrated Platform. Our fully-integrated loan origination and servicing platform cannot be easily duplicated.

—	Focus on High Credit Quality Manufactured Home Loan Origination. We focus on high credit quality loan origination with the best risk adjusted returns. In the period from October 8, 2003 (the date we began operations) through December 31, 2003, we originated $50.8 million of loans with a weighted average coupon of 9.75%, a weighted average FICO® score of 728 and an expected lifetime default rate of 12.5%. Weighted average coupon is the average note rate in a pool of loans weighted by the unpaid principal balances of the loans such that higher balance loans are more influential than lower balance loans when calculating weighted average coupon rate. A FICO® score is a proprietary scoring system developed by Fair Isaac Corporation used to evaluate credit in the manufactured housing, residential mortgage, and most other lending industries. Weighted average FICO® score is the average of all the FICO® scores in a pool of loans weighted by the unpaid principal balances of the loans. Lifetime default rate represents the cumulative default rate of a pool of loans when the remaining balance of loans in the pool reaches $0, either through default or payoff.

—	Proprietary Credit Underwriting Model TNGTM. We underwrite our chattel, or home-only, loans using our proprietary credit scoring system, TNGTM. Our loan performance has significantly improved since the beginning of 2002 and is significantly better than industry averages. We believe that the improved performance is the direct result of a combination of our new credit management and credit policy oversight, the implementation, monitoring and strict adherence to TNGTM, enhanced underwriting guidelines, better training and new and superior servicing management.

—	Excess Loan Servicing Capacity. We believe we have one of the industry’s best servicing platforms. We service all of the manufactured home loan contracts that we originate as well as manufactured home loan contracts owned by third parties. We have a current loan servicing portfolio of approximately $1.3 billion and an estimated capacity for $5 billion with limited additional capital investment.

—	Strong Origination Network. We currently have an origination network of over 900 retailers and brokers. We believe that our current infrastructure has the capacity, with little or no additional capital investment, to increase our originations from approximately $190 million in 2003 to $320 million in 2004.

—	Securitizations. We have securitized our manufactured home loans and intend in the future to originate and acquire manufactured home loans for securitization. During the first quarter of 2004, we completed a securitization of approximately $200 million of asset-backed certificates secured by manufactured home loans. During the period 2001 through 2003, Origen Financial L.L.C. and its predecessors completed three securitizations aggregating approximately $590 million. We intend to use the securitization market as the primary source of permanent funding for our loans. We will structure our securitizations to be “on balance sheet”, which means that we will not recognize any gain on sale of the loans, and intend to sell or retain classes of securities in order to maintain a target leverage ratio, i.e. a debt to tangible equity, of 3:1 to 9:1. We expect that by using securitizations we will minimize interest rate risk on our portfolio of fixed rate assets.

•	Seasoned Management Team. Members of our senior management team average over 10 years experience in the manufactured housing finance industry. The management team includes professionals experienced in asset management, loan servicing, loan sales and operations.

Risk Factors

      An investment in our common stock involves material risks, including the following:

•	We have a limited operating history as a REIT. In addition, our management has no prior experience operating a REIT. Accordingly, we may not be able to successfully operate our business or generate sufficient revenue to make or sustain distributions to stockholders.

•	We may not have access to capital to meet our anticipated needs. Our ability to achieve our investment objectives depends to a significant extent on our ability to raise equity and to borrow money in sufficient amounts and on sufficiently favorable terms to earn incremental returns and our ability to securitize our loans. Our inability to access capital could jeopardize our ability to fund loan originations and continue operations.

•	There is no limit on the amount of indebtedness we can incur. Our use of borrowings or “leverage” amplifies the risks associated with other risk factors, which could reduce our net income or cause us to suffer a loss.

•	We may not be able to securitize our manufactured home loans or do so on favorable terms. If we are unable to securitize, or securitize profitably, the manufactured home loans that we originate and that we may invest in from time to time, then our revenues for the duration of our investment in those manufactured home loans will decline, which would lower our earnings for the time the loans remain in our portfolio.

•	Our future success depends to a significant extent upon the continued services of our key management employees. The loss of one or more key employees may harm our business and our prospects.

•	We operate in a highly regulated industry. If we fail to comply with applicable laws and regulations at the federal, state or local level, it could negatively affect our business.

•	The manufactured home loans we originate generally have higher delinquency and default rates than standard residential mortgage loans. This could result in losses on loans that we may be required to repurchase, the loss of our servicing rights and damage to our reputation as a loan servicer.

•	The manufactured housing industry has been in a downturn since 1998. Many of the same national and regional economic and demographic factors that affect the housing industry generally affect the manufactured housing industry. However, these factors tend to impact manufactured home buyers to a greater degree than buyers of site built homes.

•	There is no public market for our common stock and the market price of our common stock could be volatile and could decline substantially following this offering. If the market price of our common stock declines, you may not be able to resell your shares at or above the initial public offering price.

      Each prospective purchaser of our common stock should consider carefully these and the other risks discussed under “Risk Factors” beginning on page 10 before investing in our common stock.

This Offering

      This prospectus covers the resale of up to 16,000,000 shares of our common stock. We issued and sold 6,500,000 of these shares on October 8, 2003, in a private offering to Lehman Brothers Inc., which we refer to as Lehman Brothers. We issued and sold 8,500,000 of these shares on October 8, 2003 in a concurrent private placement to several other institutional or accredited investors. We refer to both of the transactions that occurred on October 8, 2003 as the October 2003 private placement. We issued and sold 1,000,000 of these shares on February 4, 2004 in a private placement to an institutional investor. We refer to this transaction as the February 2004 private placement. We were advised by Lehman Brothers that the shares it purchased were resold to qualified institutional buyers, as defined in Rule 144A under the Securities Act.

Common stock offered by the selling stockholders	16,000,000 shares

Common stock to be outstanding after this offering	24,502,500 shares(1)(2)

Use of proceeds	We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus.

Trading	No public market currently exists for our common stock. Our common stock is currently not listed on any national securities exchange or on the Nasdaq National Market. We expect our common stock to be listed on the Nasdaq National Market under the symbol “ORGN,” however, an active trading market for our shares might never develop.

(1)	Includes 8,000,000 additional shares which we intend to sell to the public in our initial public offering for which we have filed a separate registration statement with the SEC. Excludes up to an additional 1,200,000 shares of our common stock pursuant to an option we will grant to the underwriters of our initial public offering.

(2)	Excludes 113,000 restricted shares of common stock that may be issued to directors, officers and employees upon completion of our initial public offering if the initial public offering price and the gross proceeds from our initial public offering meet certain minimum criteria. Excludes 293,000 shares reserved for issuance upon exercise of outstanding options. Based on 16,502,500 shares outstanding on March 31, 2004.

Our Tax Status

      We will elect to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2003. Provided we qualify as a REIT, we generally will not be subject to U.S. federal corporate income tax on taxable income that we distribute to our stockholders. REITs are subject to a number of organizational and operational requirements, including a requirement that they currently distribute at least 90% of their annual REIT taxable income. We face the risk that we might not be able to comply with all of the REIT requirements in the future. Failure to qualify as a REIT would render us subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state, local and foreign taxes on our income and property. See “Material U.S. Federal Income Tax Consequences.”

Restrictions on Ownership of Our Stock

      In order to facilitate our REIT election, our charter generally prohibits any individual from directly or indirectly owning more than 9.25% of the outstanding shares of any class or series of our stock. Our board of directors has the authority under our charter, subject to certain limitations, to exempt individuals from this ownership restriction. We adopted this restriction to promote compliance with the provisions of the Internal Revenue Code that limit the degree to which ownership of a REIT may be concentrated. See “Description of Capital Stock and Material Provisions of Delaware Law and Our Certificate of Incorporation.”

Dividend and Distribution Policy

      In order to qualify for the tax benefits accorded to REITs under the Internal Revenue Code, we must make distributions to our stockholders each year in an amount equal to at least (i) 90% of our REIT taxable income (before the deduction for dividends paid and not including any net capital gains), plus (ii) 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code, minus (iii) any excess non-cash income. We refer to this amount as “REIT taxable income.”

      We made a cash distribution of $0.098 per share of our common stock for the period from October 8, 2003, the date of our initial private placement, through December 31, 2003. We also have declared a cash distribution payable on our common stock for the first quarter of 2004. The amount paid per share for that quarter and for the distribution payable for the quarter ending June 30, 2004 will be 100% of our estimated REIT taxable income (which does not ordinarily equal net income as calculated in accordance with generally accepted accounting principles) for the respective quarter.

      Commencing in the third quarter of 2004, we intend to pay distributions, our current policy is to pay regular quarterly distributions to our stockholders equal to at least 90% of our estimated REIT taxable income for each quarter, although we may pay more. Until we are able to originate and securitize a sufficient number of loans to achieve our desired asset level and target leverage ratio, we may pay quarterly distributions to our stockholders in excess of 100% of our REIT taxable income. To the extent we distribute more than 100% our estimated REIT taxable income for any quarter, the portions of such distribution that exceeds our then current and the accumulated earnings and profits as determined for U.S. federal income tax purposes generally will represent a return of capital for U.S. federal income tax purposes.

      The actual amount and timing of distributions will be at the discretion of our board of directors and will depend upon our actual results of operations.

      Outstanding shares of our preferred stock have, and our board may issue additional shares or classes of preferred stock with, distribution rights superior to those of our common stock. This could result in no distributions being paid on the common stock.

Selling Stockholders, Initial Public Offering and Lock-Up Agreements

      Selling Stockholders. The holders of 16,000,000 shares of our common stock issued in our October 2003 and February 2004 private placements have registration rights pursuant to registration rights agreements entered into in connection with the closing of the private placements. Included in this offering are all of the shares held by such stockholders.

      IPO Registration Statement. We have filed a registration statement with the SEC covering an initial public offering by us of up to 8,000,000 shares of our common stock. We refer to that proposed offering as our initial public offering, or IPO. To the extent that our stockholders who have registration rights do not participate in our IPO, they have the right, subject to the limitations described below, to sell their shares of our common stock pursuant to this prospectus, once the related registration statement is declared effective by the SEC.

      Lock-Up Agreements. Pursuant to the registration rights agreements, the holders of the shares of common stock issued in our October 2003 and February 2004 private placements are, subject to specified exceptions, restricted from selling any of their shares for specified time periods, without the prior written consent of Lehman Brothers. In connection with our October 2003 private placement, all of our directors, most of our officers and substantially all of our other stockholders entered into individual lock-up agreements (some of which are contained in the registration rights agreements). In addition, Lehman Brothers entered into a separate lock-up agreement with us that restricts Lehman Brothers from selling its shares of common stock acquired in our October 2003 private placement for 180 days from the date of this prospectus. Pursuant to these lock-up arrangements, holders of 7,474,999 shares of our common stock are restricted from selling any of their shares for 60 days from the date of this prospectus, holders of 650,000 shares of our common stock are restricted from selling any of their shares for 90 days from the date of this prospectus, holders of 7,875,001 shares of our common stock are restricted from selling any of their shares for 180 days from the date of this prospectus, and holders (including directors and officers) of 277,500 shares of our common stock (not including 95,000 shares of restricted stock that may be issued upon completion of our initial public offering, assuming it meets certain minimum criteria for initial public offering price and gross proceeds) are restricted from selling any of their shares for 360 days from the date of this prospectus. Representatives of one of our stockholders, Woodward Holding, LLC, have requested that Lehman Brothers modify the existing lock-up provisions to allow for the possible sale or transfer of up to 500,000 shares held by it 60 days after the date of this prospectus, to accommodate asset management objectives of its sole owner. Lehman Brothers has agreed to, and the figures in the preceding sentence reflect, this modification. See “Shares Eligible for Future Sale.”

Our Structure

      The charts below illustrate our formation transactions (including our October and February private placements and our January 2004 sale of preferred stock) and our current structure. At formation, our founders, consisting of an affiliate of Sun Communities, Inc., Bingham Financial Services Corporation, Woodward Holding, LLC and Shiffman Family, LLC, contributed their respective membership interests and warrants to purchase membership interests in Origen Financial L.L.C. to us. None of the founders received any monetary consideration or shares of our common stock in exchange for their contributed membership interests and warrants in Origen Financial L.L.C. For more information regarding our formation, see “Certain Relationships and Related Transactions — Our Structure” and Note F to Origen Financial, Inc.’s consolidated financial statements for the period October 8, 2003 through December 31, 2003 included elsewhere in this prospectus.

Our Formation Transaction

*	Origen Financial L.L.C. owned 100% of the common equity interests of all of its subsidiaries.

Our Current Structure

Summary Financial Information

      The summary financial information presented below for Origen Financial, Inc. is derived from the audited consolidated financial statements of Origen Financial, Inc. for the period ended December 31, 2003. The financial information presented below for Origen Financial L.L.C. (our predecessor for accounting purposes) is derived from the audited consolidated financial statements of Origen Financial L.L.C. for the periods indicated. The financial information presented below for Bingham Financial Services Corporation (“Bingham”) (Origen Financial L.L.C.’s predecessor for accounting purposes) is derived from the audited consolidated financial statements of Bingham for the periods indicated.

      The historical financial statements of Origen Financial L.L.C. and Bingham represent the combined financial condition and results of operations of those entities. We believe that the businesses, financial statements and results of operations of those entities are quantitatively different from ours. Those entities’ results of operations reflect capital constraints and corporate and business strategies, including commercial mortgage loan origination and servicing, which are different than ours. We have also elected to be taxed as a REIT. Accordingly, we believe the historical financial results of Origen Financial L.L.C. and Bingham are not indicative of our future performance. In addition, since the financial information presented below is only a summary and does not provide all of the information contained in the financial statements from which it is derived, including related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements, including related notes, contained elsewhere in this prospectus.

	Origen
	Financial, Inc.	Origen Financial L.L.C.		Bingham Financial Services Corporation

	Period from	Period from
	October 8	January 1		Year Ended		Three Months
	through	through	Year Ended	December 31,		Ended	Year Ended
	December 31,	October 7,	December 31,			December 31,	September 30,
	2003(1)	2003	2002	2001	2000	1999(2)	1999

	(In thousands, except for per share data)

Operating Statement Data:
Interest income on loans	$7,777	$16,398	$9,963	$9,493	$14,593	$4,069	$9,477
Gain on sale and securitization of loans	—	28	2,719	5,186	27	1,603	4,399
Servicing and other revenues	2,880	7,329	7,703	14,994	10,866	1,394	2,401

Total revenue	10,657	23,755	20,385	29,673	25,486	7,066	16,277

Interest expense	2,408	11,418	5,935	7,875	14,202	2,832	6,856
Provisions for loan loss, recourse liability and write down of residual interests	768	9,849	18,176	18,118	7,671	362	653
Distribution of preferred interest	—	1,662	—	—	—	—	—
Other operating expenses	5,515	24,754	25,461	21,821	28,242	3,296	7,551

Total expenses	8,691	47,683	49,572	47,814	50,115	6,490	15,060

Income (loss) before income taxes	1,966	(23,928)	(29,187)	(18,449)	(24,629)	576	1,217
Provision (benefit) for income taxes(3)	—	—	—	1,245	(8,374)	198	441
Income (loss) before cumulative effect of change in accounting principle	1,966	(23,928)	(29,187)	(19,694)	(16,255)	378	776
Cumulative effect of change in accounting principle	—	—	—	—	—	(563)	—

Net Income (Loss)	$1,966	$(23,928)	$(29,187)	$(19,694)	$(16,255)	$(185)	$776

Earning (loss) per share — Diluted	$0.13	$— (4)	$— (4)	$(7.63)	$(6.19)	$(0.07)	$0.36
Distributions declared per share	0.098	—	—	—	—	—	—

	Origen
	Financial, Inc.	Origen Financial L.L.C.		Bingham Financial Services Corporation

	Period from	Period from
	October 8	January 1		Year Ended		Three Months
	through	through	Year Ended	December 31,		Ended	Year Ended
	December 31,	October 7,	December 31,			December 31,	September 30,
	2003(1)	2003	2002	2001	2000	1999(2)	1999

	(In thousands, except for per share data)

Balance Sheet Data:
Loans receivable, net of allowance for losses	$368,509	$279,300	$173,764	$126,591	$98,633	$141,453	$117,887
Servicing rights	5,131	5,892	7,327	6,855	9,143	9,736	2,120
Retained interests in loan securitizations	749	785	5,833	—	—	—	—
Goodwill	32,277	18,332	18,332	—	—	—	—
Cash and other assets	37,876	22,894	22,492	33,646	40,105	17,310	12,691

Total assets	$444,542	$327,203	$227,748	$167,092	$147,881	$168,499	$132,698

Total debt	277,441	273,186	196,031	122,999	113,617	124,802	101,070
Preferred interest in subsidiary	—	45,617	—	—	—	—	—
Other liabilities	24,312	22,345	21,413	53,335	23,424	17,558	5,560
Members’/Stockholders’ Equity/Capital	142,789	(13,945)	10,304	(9,242)	10,840	26,139	26,068
Other Information
Cash Flow Data: (source/(use))
From operating activities	$(95,357)	$(124,461)	$(80,646)	$(63,264)	$15,696	$(20,368)	$(30,892)
From investing activities	(127)	(811)	(1,480)	10,871	(911)	(4,075)	(3,545)
From financing activities	101,232	126,193	82,182	49,312	(11,264)	23,713	33,188
Selected Ratios
Return on average assets	1.82%	-8.52%	-18.79%	-15.68%	-9.32%	-0.1200%	0.85%
Return on average equity	5.51%	-1352.96%	-91.29%	-165.30%	-80.90%	-0.7100%	5.36%
Average equity to average assets	33.14%	0.63%	5.72%	4.22%	11.52%	17.33%	15.87%

(1)	Origen Financial, Inc. began operations on October 8, 2003 as a REIT with Origen Financial L.L.C. as a wholly-owned subsidiary.

(2)	On February 4, 2000, Bingham changed its fiscal year end from a twelve month period ended September 30 to a twelve month period ended December 31.

(3)	As a REIT, Origen Financial, Inc. is not required to pay federal corporate income taxes on its net income that is currently distributed to its stockholders. As a limited liability company, Origen Financial L.L.C. does not incur income taxes. Bingham was taxed as a regular C corporation during the periods indicated.

(4)	As a limited liability company, Origen Financial L.L.C. did not report earnings per share.

RISK FACTORS

      An investment in our common stock involves a number of risks. The risks described below represent the material risks you should carefully consider before making an investment decision. If any of these risks occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected, in which case the value of our common stock could decline significantly and you could lose all or a part of your investment. Our forward-looking statements in this prospectus are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below.

Risks Related to Our Business

We have a limited operating history as a REIT.

      We have recently been organized and have a limited operating history. We will be subject to the risks generally associated with the formation of any new business. The results of our operations will depend on many factors, including the availability of opportunities for the acquisition of whole manufactured home loan portfolios, the level and volatility of interest rates, readily accessible short-term and long-term funding alternatives in the financial markets and economic conditions.

We may not be able to successfully operate our business.

      Our REIT structure is relatively new, and though members of our board of directors have significant experience operating a REIT, our management does not. As such, our management may not be successful in complying with the income, asset and other limitations imposed by the REIT provisions of the Internal Revenue Code. Those provisions are complex and the failure to comply with those provisions in a timely manner could prevent us from qualifying as a REIT or could force us to pay unexpected taxes and penalties. In such event, our net income would be reduced and we would incur a loss.

We may not generate sufficient revenue to make or sustain distributions to stockholders.

      We intend to distribute to our stockholders substantially all of our REIT net taxable income each year so as to avoid paying corporate income tax on our earnings and to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code. Distributions will be made at the discretion of our board of directors. We have not established a minimum distribution payment level and our ability to make and sustain cash distributions is based on many factors, including the timing of the investment of the proceeds of this offering, the performance of our manufactured home loans, our ability to borrow at favorable rates and terms, interest rate levels and changes in the yield curve and our ability to use hedging strategies to insulate our exposure to changing interest rates. Some of these factors are beyond our control and a change in any such factor could affect our ability to pay future distributions. We cannot assure our stockholders that we will be able to pay or maintain distributions in the future. We also cannot assure you that the level of distributions will increase over time, that our loans will perform as expected or that the growth of our loan servicing business will be sufficient to increase our actual cash available for distribution to stockholders. See “Market Price of and Distributions on Our Common Stock.”

We may not have access to capital to meet our anticipated needs.

      Our ability to achieve our investment objectives depends to a significant extent on our ability to raise equity and to borrow money in sufficient amounts and on sufficiently favorable terms to earn incremental returns and on our ability to securitize our loans. There can be no assurance that we will be able to obtain such funding on terms favorable to us or at all. Even if such funding is available, we may not be able to achieve the degree of leverage we believe to be optimal due to decreases in the proportion of the value of our assets that we can borrow against, decreases in the market value of our assets, increases in interest rates, changes in the availability of financing in the market, conditions then applicable in the lending market and other factors. Our inability to access capital could jeopardize our ability to fund loan originations and continue operations.

      In addition, as of March 31, 2004, there was approximately $134.4 million outstanding under our financing arrangement with Citigroup Global Markets Realty Corp. (“Citigroup”). Of this amount, we will be required to repay or refinance approximately $70.6 million on or before November 16, 2004, approximately $26.5 million (which amount could increase up to $170.0 million under the terms of the Citigroup arrangement) on or before March 29, 2005, and approximately $37.3 million (which amount could increase up to $150.0 million under the terms of the Citigroup arrangement) on or before March 28, 2006. Although we intend to repay a portion of the short-term borrowings incurred under our Citigroup financing arrangement with the net proceeds of this offering, we intend to use the availability created under that arrangement resulting from the repayment to originate and acquire manufactured home loans. If we are not able to repay such amounts when due, if we are not able to extend or replace the Citigroup arrangement, or if we are not able to secure capital from other sources, we could suffer loss upon liquidation of the securitized loans securing that arrangement and our long-term ability to fund originations and continue operations could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

     We intend to incur indebtedness to fund our operations, and there is no limit on the total amount of indebtedness that we can incur.

      We intend to borrow against, or “leverage,” our assets primarily through repurchase agreements, securitizations of manufactured home loans and secured and unsecured loans. The terms of such borrowings may provide for us to pay a fixed or adjustable rate of interest, and may provide for any term to maturity that management deems appropriate. While we have a target leverage ratio (debt to tangible equity) of 3:1 to 9:1, the total amount of indebtedness we can incur is not expressly limited by our certificate of incorporation or bylaws. Instead, management has discretion as to the amount of leverage to be employed depending on management’s measurement of acceptable risk consistent with the nature of the assets then held by us. We face the risk that we might not be able to meet our debt service obligations and, to the extent we cannot, we might be forced to liquidate some of our assets at disadvantageous prices. Also, our debt service payments will reduce the net income available for distributions to you. Our use of leverage amplifies the risks associated with other risk factors, which could reduce our net income or cause us to suffer a loss.

We may not be able to securitize our manufactured home loans or do so on favorable terms.

      We intend to securitize a substantial portion of the manufactured home loans we originate. We intend to account for securitizations as secured financings. In a typical securitization, we issue collateralized debt securities of a subsidiary in multiple classes, which securities are secured by an underlying portfolio of manufactured home loans owned by the subsidiary. Factors affecting our ability to securitize loans and to do so profitably, include:

•	conditions in the asset-backed securities markets generally;

•	conditions in the manufactured home asset-backed securities markets specifically;

•	the performance of the securities issued in connection with our securitizations;

•	the nominal interest rate and credit quality of our loans;

•	our relationship with our bond and other investors in our securities and loans;

•	compliance of our loans with the eligibility requirements for a particular securitization;

•	our ability to adequately service our loans, including our ability to maintain a servicer rating;

•	adverse changes in state and federal regulations regarding high-cost and predatory lending; and

•	any material negative rating agency action pertaining to certificates issued in our securitizations.

      In addition, federal income tax requirements applicable to REITs may limit our ability to use particular types of securitization structures. See “— Tax Risks of Our Business and Structure — Our ability to securitize our loans is limited due to various federal income tax rules applicable to REITs.”

      If we are unable to securitize, or securitize profitably, the manufactured home loans that we originate and that we may invest in from time to time, then our revenues for the duration of our investment in those manufactured home loans would decline, which would lower our earnings for the time the loans remain in our portfolio. We cannot assure you that we will be able to complete loan securitizations in the future on favorable terms, or at all.

   Certain securitization structures may cause us to recognize income for accounting and tax purposes without concurrently receiving the associated cash flow.

      Certain securitizations are structured to build overcollateralization over time with respect to the loans that are the subject of the securitization or to accelerate the payment on senior securities to enhance the credit ratings of such securities. Accordingly, these structures may cause us to recognize income without concurrently receiving the associated cash flow. We have used such securitization structures in the past and may use them in the future. These securitization structures and the possible resulting mismatch between income recognition and receipt of cash flow may require us to access the capital markets at times which may not be favorable to us.

   Our business may not be profitable in the future.

      Origen Financial L.L.C., which we acquired in October 2003, experienced net losses in each year of its existence while growing its loan origination platform and business, including net losses of approximately $23.9 million for the period from January 1, 2003 through October 7, 2003 and $29.2 million for fiscal year 2002. Bingham, from which Origen Financial L.L.C. acquired its business in December 2001 had net losses of approximately $19.7 million and $16.3 million in fiscal years 2001 and 2000, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We will need to generate significant revenues to achieve and maintain profitability. If we are unable to achieve and maintain sufficient revenue growth, we may not be profitable in the future. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

   We depend on key personnel, the loss of whom could threaten our ability to operate our business successfully.

      Our future success depends, to a significant extent, upon the continued services of Ronald A. Klein, our chief executive officer, J. Peter Scherer, our president and head of operations, W. Anderson Geater, Jr., our chief financial officer, Mark W. Landschulz, our executive vice president, portfolio management, O. Douglas Burdett, our executive vice president, manager of loan servicing, Paul J. Galaspie, our senior vice president and chief information officer, David Rand, our senior vice president, sales and marketing, and Benton Sergi, our senior vice president, operations. Although we have entered into employment agreements with Messrs. Klein, Scherer, Geater, Landschulz and Galaspie, there is no guarantee that they will remain employed with us. The market for skilled personnel, especially those with the technical abilities we require, is currently very competitive, and we must compete with much larger companies with significantly greater resources to attract and retain such personnel. The loss of services of one or more key employees may harm our business and our prospects.

   Loans we purchase at a discount may cause us to recognize income for accounting and tax purposes without concurrently receiving the associated cash flow.

      If we purchase manufactured home loans at a discount to their face value, the imputed value of holding the loan to maturity will cause us to recognize the difference between the face value of the loan and the purchase price of the loan as income without concurrently receiving the cash amount of such difference. As such, we may actually recognize income without receiving the associated cash flow. This mismatch may require us to access the capital markets at times that may not be favorable to us.

   Future acquisitions of loan portfolios, servicing portfolios and other assets may not yield the returns we expect.

      We expect to make future acquisitions or investments in loan portfolios, servicing portfolios and bonds in outstanding securitizations backed by manufactured home loans. Although we generally have described our acquisition and market selection process in the “Our Business” section of this prospectus, the relevant economic characteristics of the assets we may acquire in the future may not generate returns or may not meet a risk profile that our investors find acceptable. Furthermore, we may not be successful in executing our acquisition strategy.

   Our profitability may be affected if we are unable to effectively manage interest rate risk and leverage.

      We derive our income in part from the difference, or “spread,” between the interest earned on loans and interest paid on borrowings. In general, the wider the spread, the more we earn. In addition, at any point in time there is an optimal amount of leverage to employ in the business in order to generate the highest rate of return to stockholders. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. In addition, interest rate changes affect the optimal amount of leverage to employ. This can cause increases or decreases in our spread and can affect our income, require us to modify our leverage strategy and affect returns to our stockholders. Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets and other factors beyond our control may affect interest rates.

We may pay distributions that result in a return of capital to stockholders, which may cause stockholders to realize lower overall returns.

      Until we are able to originate and securitize a sufficient number of loans to achieve our desired asset level and target leverage ratio, we may pay quarterly distributions that result in a return of capital to our stockholders. Any such return of capital to our stockholders will reduce the amount of capital available to us to originate and acquire manufactured home loans, which may result in lower returns to our stockholders.

Some of our investments are illiquid and their value may decrease.

      Some of our assets are and will continue to be relatively illiquid. In addition, certain of the asset-backed securities that we may acquire may include interests that have not been registered under the relevant securities laws, resulting in a prohibition against transfer, sale, pledge or other disposition of those securities except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. Our ability to vary our portfolio in response to changes in economic and other conditions, therefore, may be relatively limited. No assurances can be given that the fair market value of any of our assets will not decrease in the future.

We may engage in hedging transactions, which can limit gains and increase exposure to losses.

      Periodically, we have entered into interest rate swap agreements in an effort to manage interest rate risk. An interest rate swap is considered to be a hedging transaction designed to protect us from the effect of interest rate fluctuations on our floating rate debt and also to protect our portfolio of assets from interest rate and prepayment rate fluctuations. We intend to use hedging transactions, primarily interest rate swaps and caps, in the future. The nature and timing of interest rate risk management strategies may impact their effectiveness. Poorly designed strategies may increase rather than mitigate risk. For example, if we enter into hedging instruments that have higher interest rates embedded in them as a result of the forward yield curve, and at the end of the term of these hedging instruments the spot market interest rates for the liabilities that we hedged are actually lower, then we will have locked in higher interest rates for our liabilities than would be available in the spot market at the time and this could result in a narrowing of our net interest rate margin or result in losses. In some situations, we may sell assets or hedging instruments at a loss in order to maintain adequate liquidity. There can be no assurance that our hedging activities will have the desired beneficial impact on our financial condition or results of operations. Moreover, no hedging activity can completely insulate us from the risks associated with changes in interest rates and prepayment rates.

We do not currently have federally protected trademark rights in our trademark: ORIGEN.

      Origen Properties, Inc., an unaffiliated business in California, owns the federal trademark rights in the ORIGEN trademark for use in connection with real estate development and management services. We believe that on their face these services are different from the services we provide, however, the U.S. Patent and Trademark Office (“PTO”) has concluded that our ORIGEN trademark is not protectable on the federal level because Origen Properties, Inc. obtained its registration prior to our initial use of the ORIGEN mark. We have negotiated a consent agreement with Origen Properties, Inc., in which they have agreed that there is no likelihood of confusion between our use and their use of the ORIGEN trademark and in which they have agreed to assist us in securing federal trademark rights for our use of the ORIGEN mark. However, there is no guarantee that the PTO will accept Origen Properties, Inc.’s consent as a sufficient basis on which to register our trademark. Additionally, Origen Properties, Inc. may object to our use of the ORIGEN trademark if we expand our services beyond the services we currently provide.

      If we are unable to protect our use of the ORIGEN trademark at the federal level, we may still rely on our common-law rights in the ORIGEN mark. There are certain risks associated with reliance on common-law trademark rights, including the following. First, our rights in the ORIGEN mark will be limited to the geographic areas in which we conduct business. We will not be able to prevent another company from using the trademark ORIGEN in the states in which we do not offer our services — even if that other company is using our trademark with manufactured home financing services. We currently conduct operations in 41 states. Second, while we would be able to bring a claim against another company for infringing on our trademark in the states in which we conduct business, we would be precluded from an award of statutory damages under U.S. federal trademark law, namely the award of lost profits, treble damages (up to three times the actual damages proven in court) and attorneys’ fees.

The competition we face could adversely affect our profitability.

      The manufactured housing finance industry is very fragmented. The market is served by both traditional and non-traditional consumer finance sources. Several of these financing sources are larger than us and have greater financial resources. In addition, some of the manufactured housing industry’s larger manufacturers maintain their own finance subsidiaries to provide financing for purchasers of their manufactured homes. Our largest competitors in the industry include Chase Home Finance, Inc., and Clayton Homes, Inc., through its subsidiary 21st Mortgage Corporation. In addition, we expect that GMAC Manufactured Housing, a newly created business unit of Residential Funding Corporation, may become a significant competitor. Traditional financing sources such as commercial banks, savings and loans, credit unions and other consumer lenders, many of which have significantly greater resources than us and may be able to offer more attractive terms to potential customers, also provide competition in our market. Competition among industry participants can take many forms, including convenience in obtaining a loan, amount and term of the loan, customer service, marketing/distribution channels, loan origination fees and interest rates. To the extent any competitor expands their activities in the manufactured housing industry, we could be adversely affected.

   The success and growth of our business will depend upon our ability to adapt to and implement technological changes.

      Our manufactured home loan origination business is currently dependent upon our ability to effectively develop relationships with retailers, brokers, borrowers and other third parties and to efficiently process loan applications and closings. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer-expected conveniences that are cost-efficient to our process. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, we will have to fully develop these technological capabilities to remain competitive or our business will be significantly harmed.

We may experience capacity constraints or system failures that could damage our business.

      If our systems or third-party systems cannot be expanded to support increased loan originations, acquisitions of loan portfolios or additional servicing opportunities, or if such systems fail to perform effectively, we could experience:

•	disruptions in servicing and originating loans;

•	reduced borrower satisfaction;

•	delays in the introduction of new loan services; or

•	vulnerability to Internet “hacker” raids,

any of which could impair our reputation, damage the Origen brand, or otherwise have a material adverse effect on our business, operating results and financial condition.

      Our ability to provide high-quality service also depends on the efficient and uninterrupted operation of our technology infrastructure. Even though we have developed a redundant infrastructure to protect our systems and operations, our systems are vulnerable to damage or interruption from human error, natural disasters, telecommunication failures, break-ins, sabotage, failure to adequately document the operation of software and hardware systems and procedures, computer viruses, intentional acts of vandalism and similar events. If any of these events were to occur, our business could be materially and adversely affected. Although we maintain business interruption insurance to compensate for losses that could occur for any of these risks, such insurance may not be sufficient to cover a loss.

   We have succeeded to certain assets and liabilities of Origen Financial L.L.C., the ultimate value of which will depend on future performance of existing securitized pools.

      In 2000, Origen Financial L.L.C.’s predecessor sold a pool of assets in a private transaction where it granted certain recourse rights to the purchaser. Among other things, these rights require us to repurchase loans out of the pool which default or are 90 days delinquent. For purposes of minimizing our economic exposure, we have elected to repurchase loans when they become 60 days delinquent and where we believe we can minimize future losses. As of December 31, 2003, our reserve against future liabilities on this pool, which has an unpaid principal balance of $56.5 million, was $7.3 million. In addition, the purchaser pays us 150 basis points annually on the unpaid principal balance of all performing loans. We have capitalized the expected value of this cash flow, which as of December 31, 2003 was carried on our balance sheet as a $3.0 million asset. Based upon our analysis of the performance of this pool, we believe that this reserve and the value of the asset are adequate.

      In two securitizations completed in 2001 and 2002, we securitized pools of assets structured as a sale transaction for accounting purposes. The loans securitized in 2002 resulted in the creation of residual interests which are currently valued on our balance sheet at approximately $749,000. We validate this value each quarter by comparing the underlying assumptions used in the structuring of the transaction with the actual performance of the pool.

      During the year ended December 31, 2002 the pool of loans securitized in March 2002 experienced defaults and losses in excess of original expectations and we concluded that such defaults are likely to be higher than expected in future periods as well. As a result, we recognized an impairment charge of approximately $2.1 million for the year ended December 31, 2002. To the extent defaults in this pool continue to be higher than expected, we may be required to recognize an additional impairment charge of up to $749,000, which would negatively impact our earnings.

      We maintain a capitalized servicing asset of approximately $5.1 million. We generate capitalized servicing assets when we create a securitization that generates gain on sale (as in our 2001 and 2002 securitizations) or purchase primary servicing rights (as associated with the purchase of Origen Financial L.L.C.’s predecessor in 1999). Each quarter we test the book value of the capitalized servicing asset by comparing it to fair value. The fair value is estimated using a discounted cash flow analysis incorporating estimated servicing fees and costs, ancillary servicing revenue and projected prepayment rates. The capitalized servicing asset is also independently appraised periodically, typically annually. We establish a valuation allowance if the book value of the capitalized servicing asset exceeds the fair value.

      In each case, there can be no assurance that the assumptions underlying our analyses are correct or will remain adequate or that the expected cash flow will be realized.

   If the prepayment rates for our manufactured home loans are higher than expected, our results of operations may be significantly harmed.

      Prepayments of our manufactured home loans, whether due to refinancing, repayments, repossessions or foreclosures, in excess of management’s estimates could adversely affect our future cash flow as a result of the resulting loss of any servicing fee revenue and net interest income on such prepaid loans. Voluntary prepayment rates average between 8% and 10% for loans we originated in 2002 and 2003. Prepayments can result from a variety of factors, many of which are beyond our control, including changes in interest rates and general economic conditions.

   If we are unable to maintain our network of retailers and brokers, our loan origination business will decrease.

      A significant majority of our originations of manufactured home loans comes from retailers and brokers. In 2002, 95% of our loan originations were originated through approximately 839 retailers and brokers. In 2003, 96% of our loan originations were originated through approximately 750 retailers and brokers. The retailers and brokers with whom we do business are not contractually obligated to do business with us. Further, our competitors also have relationships with these retailers and brokers and actively compete with us in our efforts to strengthen our retailer and broker networks. Accordingly, we cannot assure you that we will be successful in maintaining our retailer and broker networks, the failure of which could adversely affect our ability to originate manufactured home loans.

   We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, retailers, brokers, other vendors and our employees.

      When we originate manufactured home loans, we rely heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the retailer or broker, another third party or one of our own employees, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation. Even though we may have rights against persons and entities who made or knew about the misrepresentation, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses that we have suffered from them.

      While we have controls and processes designed to help us identify misrepresented information in our loan origination operations, we cannot assure you that we have detected or will detect all misrepresented information in our loan originations.

     Defective loans may harm our business.

      In connection with the sale and securitization of our loans, we are required to make a variety of customary representations and warranties regarding our company and the loans. We are subject to these representations and warranties for the life of the loan and they relate to, among other things:

•	compliance with laws;

•	regulations and underwriting standards;

•	the accuracy of information in the loan documents and loan file; and

•	the characteristics and enforceability of the loan.

      A loan that does not comply with these representations and warranties may be unsaleable or saleable only at a discount, and, if such a loan is sold before we detect a non-compliance, we may be obligated to repurchase the loan and bear any associated loss directly, or we may be obligated to indemnify the purchaser against any such losses.

     The security interests we have in manufactured homes may not be enforceable.

      Our security interest in a manufactured home may not be perfected. Each of our manufactured home contracts will be secured by a security interest in either (i) the manufactured home or (ii) if it is a land-home contract, the mortgage or deed of trust on the real estate where the manufactured home is permanently affixed. Several federal and state laws, including the Uniform Commercial Code as adopted in each state, govern the perfection of security interests in manufactured homes and the enforcement of rights to realize upon the value of manufactured homes as collateral for the contracts. In most states, certificate of title statutes, although generally not state real estate laws, also govern the perfection of security interests and the enforcement of these rights. The steps required to perfect a security interest in a manufactured home vary from state to state. When we securitize our loans, we will represent and warrant that each contract is secured by a perfected security interest in a manufactured home, and we must repurchase the contract if there is a breach of this representation and warranty. Nevertheless, if we fail to perfect our security interests in the manufactured homes securing a number of contracts, it could cause an increase in losses on the contracts.

   Even if the security interest we have in a manufactured home is enforceable, we may not realize the expected recovery rate on the resale of such home upon its repossession or foreclosure.

      Most states impose requirements and restrictions relating to resales of repossessed manufactured homes and foreclosed manufactured homes and land, and obtaining deficiency judgments following such sales. In addition to these requirements and restrictions, our ability to realize the expected recovery rate upon such sale may be affected by depreciation or loss of or damage to the manufactured home. Federal bankruptcy laws and related state laws also may impair our ability to realize upon collateral or enforce a deficiency judgment. For example, in a Chapter 13 proceeding under federal bankruptcy law, a court may prevent us from repossessing a manufactured home or foreclosing on a manufactured home and land. As part of the debt repayment plan, a bankruptcy court may reduce the amount of our secured debt to the market value of the manufactured home at the time of the bankruptcy, leaving us as a general unsecured creditor for the remainder of the debt. A Chapter 7 bankruptcy debtor, under certain circumstances, may retain possession of his or her home, while enforcement of our loan may be limited to the value of our collateral.

Risks Related to Regulatory Compliance

   We operate in a highly regulated industry and failure to comply with applicable laws and regulations at the federal, state or local level could negatively affect our business.

      Currently, we originate chattel, or home-only, loans in 41 states and we originate loans collateralized by both the manufactured home and real property, or land-home loans, in 35 states. We also currently conduct servicing operations in 41 states. Most states where we operate require that we comply with a complex set of laws and regulations.

      These laws, which include installment sales laws, consumer lending laws and mortgage lending laws, differ from state to state, making uniform operations difficult. Most states periodically conduct examinations of our contracts and loans for compliance with state laws.

      In addition to state laws regulating our business, our consumer lending and servicing activities are subject to numerous federal laws and the rules and regulations promulgated thereunder.

      These federal and state laws and regulations and other laws and regulations affecting our business, including zoning, density and development requirements and building and environmental rules and regulations, create a complex framework in which we originate and service manufactured home loans. Moreover, because these laws and regulations are constantly changing, it is difficult to comprehensively identify, accurately interpret, properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations. As a result, we have not always been, and may not always be, in compliance with these requirements, including licensing requirements. Our failure to comply with these laws and regulations can lead to:

•	defaults under contracts we have with third parties, which could cause those contracts to be terminated or renegotiated on less favorable terms;

•	civil fines and penalties and criminal liability;

•	loss of licenses, exemptions or other approved status, which could in turn require us temporarily or permanently to cease our affected operations;

•	demands for indemnification, loan repurchases or modification of our loans;

•	class action lawsuits; and

•	administrative enforcement actions.

      See “Our Business — Regulation and Supervision.”

   Our insurance business is subject to state laws and regulations and failure to comply with such laws and regulations could negatively affect our business.

      We have an agreement with American Modern Insurance Company, a nationally-recognized insurance underwriter, pursuant to which we receive a commission for placing property and casualty insurance with that underwriter, primarily on manufactured homes that collateralize loans we service or originate. To receive these commissions, we must maintain appropriate state licenses. The laws and regulations governing insurance activity are highly complex and require specialized administrative support to assure our compliance with them. We believe we have not always been in compliance with some state laws requiring the payment of commissions on the placement of insurance only through licensed insurance agencies. As of August 31, 2003, we ceased accepting commissions from the placement of insurance in those states until we obtain the necessary state licenses.

      To maintain our REIT status, we have organized a new taxable REIT subsidiary through which we will conduct our insurance operations. We will need to obtain licenses for our subsidiary in each state where we intend to receive commissions from the placement of insurance. We have recently hired a full-time specialist to oversee our insurance operation. In connection with the process of applying for the new licenses for our insurance subsidiary, we have engaged special regulatory counsel to work with the state regulators to correct our past non-compliance with the licensing requirements in certain states. While we believe this process will be successful, there can be no assurance that it will be or that we will not be required to pay fines and penalties or possibly cease activities in one or more of those states. As of February 1, 2004, we had obtained insurance licenses in 22 states, the commissions from which collectively represent approximately 40% of our insurance commission income for the six months ended June 30, 2003. Until our insurance subsidiary is fully licensed, we will not be permitted to receive commissions from the placement of insurance in those states in which we do not have the necessary licenses. If the license applications for our insurance subsidiary are delayed for any reason, including as a result of past non-compliance, it could adversely affect our business. Revenue from insurance operations for the six months ended June 30, 2003 was approximately $530,000.

   The increasing number of federal, state and local “anti-predatory lending” laws may restrict our ability to originate or increase our risk of liability with respect to certain manufactured home loans and could increase our cost of doing business.

      In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration, that are intended to eliminate so-called “predatory” lending practices. These laws, rules and regulations impose certain restrictions on loans on which certain points and fees or the annual percentage rate, or APR, exceeds specified thresholds. Some of these restrictions expose a lender to risks of litigation and regulatory sanction no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation.

      It is against our policy to engage in predatory lending practices and we have generally avoided originating loans that exceed the APR or “points and fees” thresholds of these laws, rules and regulations, because the companies that buy our loans and/or provide financing for our loan origination operations generally do not want to buy or finance such loans. We have inadvertently not complied with this internal anti-predatory policy with respect to a limited number of loans. The continued enactment of these laws, rules and regulations may prevent us from making certain loans and may cause us to reduce the APR or the points and fees on loans that we do make. In some cases, we may have to suspend making available certain loan products or real estate lending operations altogether in specific markets as a result of undue legal uncertainty and risk caused by such laws, rules and regulations, as well as decisions by secondary market participants, including investors, warehouse lenders, bond insurers and rating agencies to limit or cease doing business in such markets or with respect to certain products. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for our loans in the secondary market, making it difficult to fund, sell or securitize any of our loans. If we decide to relax our current restrictions on loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with such laws, rules and regulations, including demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages, and administrative enforcement actions. If nothing else, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these new requirements.

   We may be subject to fines, judgments or other penalties based upon the conduct of third parties with whom we do business.

      The manufactured housing retailers and brokers from which we obtain loans have parallel and separate legal obligations to which they are subject. The majority of our business consists of purchasing from retailers retail installment sales contracts for the sale of a manufactured home. These contracts are subject to the Federal Trade Commission’s “Holder Rule,” which makes us subject generally to the same claims and defenses that a consumer might have against the retailer that sold the consumer his or her manufactured home up to the value of the payments made by the consumer. We are not in a position to monitor all of the dealings that the retailers have with the consumers whose loans we purchase and we are thus at risk for the retailers’ actions. We attempt to mitigate our risk by (i) ceasing to do business with retailers whose practices we believe may put us at risk, and (ii) limiting our retailer network to retailers that have the financial wherewithal to indemnify us against consumer claims that may be brought against us. Even when the Holder Rule does not apply and applicable laws do not explicitly hold the originating lenders responsible for the legal violations of manufactured housing retailers or brokers, increasingly federal and state agencies, as well as private plaintiffs, have sought to impose such third-party or assignee liability. For example, the Federal Trade Commission entered into a settlement agreement with a mortgage lender where the Federal Trade Commission characterized a broker that had placed all of its loan production with a single lender as the “agent” of the lender. The Federal Trade Commission imposed a fine on the lender in part because, as “principal,” the lender was legally responsible for the mortgage broker’s unfair and deceptive acts and practices. The United States Department of Justice in the past has sought to hold a subprime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account.

      Most of the litigation pending against us is brought by our borrowers against the retailer and us. These suits are primarily directed at actions of the retailer but we are also named as a defendant under the Federal Trade Commission’s Holder Rule. Although we routinely seek indemnification from the retailer in such cases, we have been subject to judgments, settlements and defense costs in such actions. Accordingly, we may be subject to fines, penalties, judgments and defense costs based upon the conduct of the manufactured housing retailers or the independent brokers with whom we do business.

   Noncompliance with consumer protection laws can make a contract partly or wholly unenforceable.

      Numerous federal and state consumer protection laws impose requirements on lenders under installment sales contracts and installment loan agreements such as manufactured housing contracts. If we do not comply with these requirements, we may be liable for amounts due under the contracts and the obligor may have the right of set-off against claims we bring. In limited circumstances, compliance failings can render a loan void or unenforceable. If we fail to comply with these laws, there could be an increase in defaults and losses on the contracts.

   State licensing requirements may delay our ability to move our servicing operations.

      We intend to conduct all of our servicing activities in a taxable REIT subsidiary. However, we will not be able to move all of our servicing operations from Origen Financial L.L.C. to a taxable REIT subsidiary until the taxable REIT subsidiary obtains all required servicing licenses. Until the taxable REIT subsidiary is fully licensed, Origen Financial L.L.C. will continue to service some or all of our manufactured home loans. Using a subservicing agency arrangement, we have structured our servicing operations during this interim period to limit the risk that our activities either are not fully authorized under applicable law or jeopardize our REIT status. If this alternative structure ultimately proves ineffective, our ability to qualify as a REIT may be jeopardized. See “Tax Risks of Our Business and Structure — The Internal Revenue Service may not respect our subservicing arrangement with our taxable REIT subsidiary.”

Risks Related to the Manufactured Housing Industry

   Manufactured home loan borrowers may be relatively high credit risks. The manufactured home loans we originate generally have higher delinquency and default rates than standard residential mortgage loans, which could result in losses on loans that we may be required to repurchase, the loss of our servicing rights and damage to our reputation as a loan servicer.

      Manufactured home loans will make up substantially our entire loan portfolio. Typical manufactured home loan borrowers may be relatively higher credit risks due to various factors, including, among other things, the manner in which borrowers have handled previous credit, the absence or limited extent of borrowers’ prior credit history, limited financial resources, frequent changes in or loss of employment and changes in borrowers’ personal or domestic situations that affect their ability to repay loans. Consequently, the manufactured home loans we originate and have an ownership interest in bear a higher rate of interest, have a higher probability of default and may involve higher delinquency rates and greater servicing costs relative to loans to more creditworthy borrowers. Our profitability depends upon our ability to properly evaluate the creditworthiness of borrowers and price each loan accordingly and efficiently service the contracts by limiting our delinquency and default rates and foreclosure and repossession costs and by maximizing our recovery rates. To the extent that aggregate losses on the resale of repossessed and foreclosed homes exceed our estimates, our profitability will be adversely affected.

      Delinquency interrupts the flow of projected interest income from a manufactured home loan, and default can ultimately lead to a loss if the net realizable value of the collateral or real property securing the manufactured home loan is insufficient to cover the principal and interest due on the loan. Also, our cost of financing and servicing a delinquent or defaulted loan is generally higher than for a performing loan. We bear the risk of delinquency and default on loans beginning when we originate them and continuing even after we sell loans with a retained interest or securitize them. We also reacquire the risks of delinquency and default for loans that we are obligated to repurchase. Repurchase obligations are typically triggered in any sale or securitization if the loan materially violates our representations or warranties. If we experience higher-than-expected levels of delinquency or default in pools of loans that we service, resulting in higher than anticipated losses we may trigger termination of our servicing rights, which would result in a loss of future servicing income and damage to our reputation as a loan servicer.

      We attempt to manage these risks with risk-based loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing, our business, financial condition, liquidity and results of operations could be significantly harmed. At December 31, 2002 and December 31, 2003, delinquencies of over 30 days (excluding repossessions) for our servicing portfolio were 4.13% and 5.59%, respectively.

   The manufactured housing industry has been in a downturn since 1998.

      The manufactured housing industry historically has been cyclical and is generally subject to many of the same national and regional economic and demographic factors that affect the housing industry generally. These factors, including consumer confidence, inflation, regional population and employment trends, availability of and cost of alternative housing, weather conditions and general economic conditions, tend to impact manufactured home buyers to a greater degree than buyers of traditional site built homes. In addition, sales of manufactured homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. For these reasons, and due to aggressive underwriting practices by some industry lenders that led to increased defaults, decreased recovery rates on repossessions, the continued excessive inventory of repossessed homes and unfavorable volatility in the secondary markets for manufactured home loans, companies in the manufactured housing finance business have generally not been profitable since 1998. Some of the industry’s largest lenders have exited the business. Although we believe that our business plan will be profitable in the long term and that the downturn of the manufactured housing finance business is at its low point, there can be no assurance that we will in fact be profitable either in the long term or the short term.

   Any substantial economic slowdown could increase delinquencies, defaults, repossessions and foreclosures and reduce our ability to originate loans.

      Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, decreased real estate values, and an increased rate of delinquencies, defaults, repossessions and foreclosures. We originate loans to borrowers who make little or no down payment, resulting in high loan-to-value ratios. A lack of equity in the home may reduce the incentive a borrower has to meet his payment obligations during periods of financial hardship, which might result in higher delinquencies, defaults, repossessions and foreclosures. These factors would reduce our ability to originate loans and increase our losses on loans in which we have a residual or retained interest. In addition, loans we originate during an economic slowdown may not be as valuable to us because potential purchasers of our loans might reduce the premiums they pay for the loans to compensate for any increased risks arising during such periods. Any sustained increase in delinquencies, defaults, repossessions or foreclosures is likely to significantly harm the pricing of our future loan sales and securitizations and also our ability to finance our loan originations.

   Our business may be significantly harmed by a slowdown in the economies of California or Texas, in each of which we conduct a significant amount of business.

      We have no geographic concentration limits on our ability to originate, purchase or service loans. As a result, a significant portion of the manufactured home loans we have originated, purchased or serviced historically has been in California and Texas. For the years ended December 31, 2002 and 2003, approximately 31% and 37%, respectively, of the loans we originated were in California or Texas. An overall decline in the economy or the residential real estate market in California or Texas or in any other state in which we have a high concentration of loans could decrease the value of manufactured homes and increase the risk of delinquency. This, in turn, would increase the risk of default, repossession or foreclosure on manufactured loans in our portfolio or that we have sold to others. Geographic concentration could adversely affect our ability to securitize pools of manufactured home loans.

   Depreciation in the value of manufactured homes may decrease sales of new manufactured homes and lead to increased defaults and delinquencies.

      Over the last several years, the value of manufactured homes has tended to depreciate over time. This depreciation makes pre-owned homes, even relatively new ones, significantly less expensive than new manufactured homes, thereby decreasing the demand for new homes, which negatively affects the manufactured housing lending industry. Additionally, rapid depreciation may cause the fair market value of borrowers’ manufactured homes to be less than the outstanding balance of their loans. In cases where borrowers have negative equity in their homes, they may not be able to resell their manufactured homes for enough money to repay their loans and may have less incentive to continue to repay their loans, which may lead to increased delinquencies and defaults.

   Wide spreads between interest rates for manufactured homes and traditional site built homes decrease the relative demand for manufactured homes.

      In the current interest rate environment, traditional site built homes have become more affordable relative to manufactured homes. If the difference between interest rates for manufactured homes and traditional site built homes does not decrease, demand for manufactured home loans may decrease, which would decrease our loan originations.

Risks Related to the Offering

   We will be subject to significant financial penalties if this registration statement is not declared effective on or before May 5, 2004 and maintained effective for its prescribed period of time.

      Under the terms of the registration rights agreements entered into in connection with the closings of our October 2003 and February 2004 private placements, we are obligated to cause this registration statement to become effective on or before May 5, 2004, and to maintain the effectiveness of the registration statement for its prescribed time period. If we do not comply with these obligations, we must pay liquidated damages with respect to each outstanding share of common stock affected for the duration of the registration default. The liquidated damages will be payable in cash quarterly, in arrears within 10 days after the end of each quarter. The liquidated damages will accrue during the first 90 days at a daily rate of $0.25 per share of common stock per year. The liquidated damages will escalate at the end of each of the first three 90 day periods after default up to a maximum daily rate of $1.00 per share of common stock per year. Any payment of these liquidated damages could adversely affect our financial position, as well as our ability to continue to pay distributions.

   There is no public market for our common stock and the market price of our common stock could be volatile and could decline substantially following this offering.

      There has not been any public market for our common stock prior to our initial public offering. We expect our common stock to be listed on the Nasdaq National Market in connection with our initial public offering, but even if our shares are approved for listing, an active trading market for our common stock may never develop or be sustained. Further, the market price of our common stock could decline and you may not be able to resell your shares at or above the initial public offering price. Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations after this offering. Some of the factors that could negatively affect our share price or result in fluctuations in the price of our common stock include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in our earnings estimates or publication of research reports about us or the manufactured home industry;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

      In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performances. These broad market fluctuations could reduce the market price of our common stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors, which could lead to a material decline in the market price of our common stock.

      Currently, our common stock is eligible to trade on The PORTAL Market, a subsidiary of The Nasdaq National Market, Inc., which permits trading among qualified institutional investors of securities that are sold in private placements to qualified institutional buyers (i.e., institutional investors with at least $100 million invested in securities) and are eligible for resale in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). To our knowledge, there have been no trades of our common stock on The PORTAL Market.

   Common stock eligible for future sale may have adverse effects on our share price.

      We cannot predict the effect, if any, of future sales of shares of our common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock (including 293,000 shares of common stock issuable upon the exercise of currently outstanding options, and up to 615,500 restricted shares issued, or that may be issued upon completion of our initial public offering, under our 2003 Equity Incentive Plan), or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock.

      In addition, we anticipate filing a registration statement with respect to the restricted shares and the common stock issuable upon exercise of options issued under our 2003 Equity Incentive Plan following our initial public offering.

      We also may issue from time to time additional shares of common stock and we may grant additional registration rights in connection with these issuances. Sales of substantial amounts of shares of common stock or the perception that these sales could occur may adversely affect the prevailing market price for our common stock. In addition, the sale of these shares could impair our ability to raise capital through a sale of additional equity securities.

      We have filed a registration statement with the SEC covering our initial public offering of up to 8,000,000 shares of our common stock. If we complete our initial public offering, all of those shares will be eligible for resale by their holders without restriction or limitation. Similarly, all of the shares sold, from time to time, in this offering will be eligible for resale by their holders, subject to limitations.

   You should not rely on the lock-up agreements to limit the number of shares sold into the market.

      All of our directors, most of our officers and substantially all of our other stockholders have agreed with the underwriters of our initial public offering, and in the case of Lehman Brothers, with us, to be bound by lock-up agreements that prohibit these holders from selling or transferring their common stock for up to 360 days after the date of this prospectus in the case of our directors and executive officers, and from 60 to 180 days for all other stockholders subject to lock-up agreements, except in specified limited circumstances. In addition, Lehman Brothers, on behalf of the underwriters of our initial public offering, may release at any time and without notice or stockholder approval all or any portion of the shares of common stock subject to the foregoing lock-up agreements, with the exception of its own shares, which may not be released from Lehman Brothers’ lock-up agreement with us.

      If the restrictions under the lock-up agreements are waived or terminate, up to 16,372,500 shares will be available for sale into the market, subject to applicable securities rules and regulations and, in the case of restricted shares of stock, to vesting. The release of a large number of shares from the lock-up arrangements, either by waiver or termination of lock-up restrictions, could reduce the market price for our common stock.

Market interest rates may affect the value of our securities.

      One of the factors that investors may consider in deciding whether to buy or sell our securities is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution or interest rate on our securities or seek securities paying higher distributions or interest. It is likely that the public valuation of our common stock will be based primarily on the earnings that we derive from the difference between the interest earned on our loans less net credit losses and the interest paid on borrowed funds. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common stock.

Risks Related to Our Organization and Structure

   Failure to maintain exemption from the Investment Company Act of 1940 would materially harm our business.

      We intend to conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). Under the Investment Company Act, an entity that is an investment company is required to register with the SEC and is subject to extensive, restrictive and potentially adverse regulation relating to, among other things, leverage, operating methods, management, capital structure and transactions with affiliates.

      The Investment Company Act excepts from regulation entities that are primarily engaged, directly or through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring “obligations representing all or part of the sales price of merchandise” and making loans to prospective purchasers of specified merchandise. Under the current interpretations of the staff of the Securities and Exchange Commission, manufactured homes are considered “merchandise” for purposes of this exception under the Investment Company Act. We currently anticipate that we will hold a majority of the voting securities of any securitization structure we create, and that our securitization subsidiary and each other operating subsidiary will be majority-owned subsidiaries. Our ability to hold interests in securitization structures that are not majority-owned subsidiaries, notes and other investments is limited by the need to be engaged “primarily” in the business of acquiring or making loans to purchasers of manufactured homes or other merchandise and we could be required to sell assets under potentially adverse market conditions in order to satisfy this limitation. In addition, this exception under the Investment Company Act requires that neither we nor any of our majority-owned subsidiaries through which we engage “primarily” in such business issue securities that are “redeemable” for purposes of the Investment Company Act, which may limit capital structures available for our securitization structures and other subsidiaries.

      If we fail to qualify for exclusion from registration as an investment company for any reason, including a change in current interpretations, by virtue of our own structure and activities or by virtue of the structure and activities of our subsidiaries, our ability to use leverage would be substantially reduced, and we would be unable to conduct our business as described in this prospectus. Any such failure to qualify for such exclusion would lower or eliminate our net income and could subject us to regulatory penalties.

   Our rights and the rights of our stockholders to take action against our directors are limited, which could limit your recourse in the event of actions not in your best interests.

      Our certificate of incorporation limits the liability of our directors for money damages for breach of a fiduciary duty as a director, except for liability resulting from:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	certain violations of the Delaware General Corporation Law relating to the unlawful payment of distributions and unlawful purchases of our common stock by us, including Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

As a result, we and our stockholders may have more limited rights against our directors than might otherwise exist. Our bylaws require us to indemnify each director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. See “Description of Capital Stock and Material Provisions of Delaware Law and Our Certificate of Incorporation.”

   Provisions of Delaware law and our organizational documents may discourage changes in management and third-party acquisition proposals, which may decrease the value of your investment.

      Certain provisions contained in our certificate of incorporation and bylaws and the Delaware General Corporation Law may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby delay, deter or prevent a change in control of us or the removal of existing management and, as a result, could prevent stockholders from being paid a premium for their shares of our common stock. See “Description of Capital Stock and Material Provisions of Delaware Law and Our Certificate of Incorporation.” These provisions are described below:

•	To qualify as a REIT under the Internal Revenue Code, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last half of each taxable year (other than our first REIT taxable year). In addition, our stock must be beneficially held by at least 100 persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months (other than our first REIT taxable year). To preserve our REIT qualification, our certificate of incorporation generally prohibits direct or indirect ownership by any individual of more than 9.25% of the outstanding shares of any class or series of our securities, including our common stock, and prohibits transfers that would cause our stock to be beneficially held by fewer than 100 persons. Our board of directors has the authority under our certificate of incorporation, subject to certain limitations, to exempt individuals from the 9.25% ownership restriction. Generally, shares of our common stock owned by affiliated owners will be aggregated for purposes of the ownership limitation. Any transfer of our common stock that would violate the ownership limitation or cause us to violate the 100 shareholder requirement will be null and void, and the intended transferee will acquire no rights in such shares. Instead, such shares of our common stock purported to be transferred in excess of the ownership limits will be converted automatically into shares of Excess Stock and transferred automatically to a trust until transferred to a transferee in a transaction that would not violate the transfer or ownership limitations. The ownership limitation could have the effect of delaying, deterring or preventing a change in control or other transaction in which holders of our common stock might receive a premium for their common stock over the then current market price or which such holders might believe to be otherwise in their best interests. The ownership limitation provisions also may make our common stock an unsuitable investment vehicle for any individual seeking to obtain ownership of more than 9.25% of our outstanding shares of common stock.

•	Our certificate of incorporation permits our board of directors to issue up to ten million preferred shares, issuable in one or more series. Our board of directors may designate any unissued preferred shares and establish the powers, preferences and rights (including the right to vote, participate in earnings and to convert into common stock) of any such preferred shares. Thus, our board of directors could authorize the issuance of preferred shares with terms and conditions which could have the effect of discouraging a takeover or other transaction. This could decrease the value of your investment.

•	Section 203 of the Delaware General Corporation Law is applicable to certain types of corporate takeovers. Subject to specified exceptions listed in this statute, Section 203 of the Delaware General

Corporation Law provides that a corporation may not engage in any “business combination” with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder. Although these provisions do not apply in certain circumstances, the provisions of this section could discourage offers from third parties to acquire us and increase the difficulty of successfully completing this type of offer.

   Our board of directors may change our investment and operational policies and practices without a vote of our stockholders, which limits your control of our policies and practices.

      Our major policies, including our policies and practices with respect to investments, financing, growth, debt capitalization, REIT qualification and distributions, are determined by our board of directors. Although we have no present intention to do so, our board of directors may amend or revise these and other policies from time to time without a vote of our stockholders. Accordingly, our stockholders will have limited control over changes in our policies.

      Upon completion of this offering, our organizational documents will not limit the amount of indebtedness that we may incur. Although we intend to maintain a balance between our total outstanding indebtedness and the value of our assets, we could alter this balance at any time. If we become highly leveraged, then the resulting increase in debt service could adversely affect our ability to make payments on our outstanding indebtedness and harm our financial condition.

Tax Risks of Our Business and Structure

   Distribution requirements imposed by law limit our flexibility in executing our business plan, and we cannot assure you that we will have sufficient funds to meet our distribution obligations.

      To maintain our status as a REIT for federal income tax purposes, we generally are required to distribute to our stockholders at least 90% of our REIT taxable income each year. REIT taxable income is determined without regard to the deduction for dividends paid and by excluding net capital gains. We are also required to pay federal income tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year. In addition, to the extent such income is not subject to corporate tax, we are required to pay a 4% nondeductible excise tax on the amount, if any, by which certain distributions we pay with respect to any calendar year are less than the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year and any amount of our income that was not distributed in prior years.

      We intend to distribute to our stockholders at least 90% of our REIT taxable income each year in order to comply with the distribution requirements of the Internal Revenue Code and to avoid federal income tax and the nondeductible excise tax. Differences in timing between the receipt of income and the payment of expenses in arriving at REIT taxable income and the effect of required debt amortization payments could require us to borrow funds on a short-term basis, access the capital markets or liquidate investments to meet the distribution requirements that are necessary to achieve the federal income tax benefits associated with qualifying as a REIT even if our management believes that it is not in our best interest to do so. We cannot assure our stockholders that any such borrowing or capital market financing will be available to us or, if available to us, will be on terms that are favorable to us. Borrowings incurred to pay distributions will reduce the amount of cash available for operations. Any inability to borrow such funds or access the capital markets, if necessary, could jeopardize our REIT status and have a material adverse effect on our financial condition.

Our status as a REIT may limit our ability to hedge our assets and our related borrowings.

      The REIT provisions of the Internal Revenue Code prohibit us from entering into certain types of hedging transactions and limit the amount of our income in each year from permitted hedging transactions (together with any other income generated from sources other than qualifying real estate assets) to less than 25% of our gross income. As a result, we may have to limit our use of certain hedging techniques that might otherwise be advantageous. Any limitation on our use of hedging techniques may result in greater interest rate risk. If we were to receive income from permitted hedges in excess of the 25% limitation, we would lose our

REIT status for federal income tax purposes unless we were entitled to a relief under the Internal Revenue Code, in which case we would incur payment of a penalty tax equal to the amount of income in excess of those limitations.

   If we fail to qualify as a REIT, our dividends will not be deductible by us, and our income will be subject to federal income tax.

      We will elect to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2003, which will afford us significant tax advantages. We cannot assure you, however, that we will so qualify to be taxed as a REIT or be able to remain so qualified or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations, and though members of our board of directors have experience operating a REIT, our management does not. Further, the determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. If we fail to meet these requirements, our dividends will not be deductible by us and we will be subject to a corporate level tax on our taxable income. This would substantially reduce our cash available to pay distributions and the yield on your investment. In addition, incurring corporate income tax liability might cause us to borrow funds, liquidate some of our investments or take other steps, which could negatively affect our operating results. Moreover, if our REIT status were terminated because of our failure to meet a REIT qualification requirement and we were not entitled to relief under the Internal Revenue Code or if we voluntarily revoked our election, we would be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost.

   We may be subject to federal and state income taxes that would adversely affect our financial condition.

      Even if we qualify and maintain our status as a REIT, we may become subject to federal income taxes and related state and local taxes. For example, if we have net income from a sale of dealer property or inventory, that income will be subject to a 100% penalty tax. In addition, we may not be able to pay sufficient distributions to avoid corporate income tax or the 4% excise tax on undistributed income. We may also be subject to state and local taxes on our income or property, either directly or at the level of the other entities through which we conduct our business, which would adversely affect our operating results. We cannot assure you that we will be able to continue to satisfy the REIT requirements, or that it will be in our best interests to continue to do so.

   We may be subject to adverse legislative or regulatory tax changes that could decrease the value of your investment.

      The federal income tax laws governing REITs or the administrative interpretations of those laws may be amended at any time. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a stockholder. On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Jobs and Growth Act”), which reduces the federal income tax rate on both dividends and long-term capital gains for most non-corporate taxpayers to 15% until 2008. This reduced tax rate generally does not apply to ordinary REIT dividends, which will continue to be taxed at the higher tax rates applicable to ordinary income. This legislation could cause shares in non-REIT corporations to be a more attractive investment to individual investors than they had been, and could have an adverse effect on the market price of our common stock.

   Our use of taxable REIT subsidiaries will cause income from our servicing and insurance activities to be subject to corporate level tax and may cause us to restrict our business activities.

      To preserve our qualification as a REIT, we will conduct all of our servicing and insurance activities through one or more taxable REIT subsidiaries, once such entities are fully licensed. In addition, we may conduct some of our securitization transactions through such taxable REIT subsidiaries. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation. Accordingly, net income from our servicing and insurance activities will be subject to corporate level tax. In addition, under the Internal Revenue Code, no more than 20% of the total value of the assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries. This limitation may cause us to restrict the use of certain securitization transactions and limit the growth of our servicing and insurance subsidiaries with the potential for decreased revenue.

   The Internal Revenue Service may not respect our subservicing arrangement with our taxable REIT subsidiary.

      To preserve our qualification as a REIT for federal income tax purposes, we intend to conduct all of our servicing and insurance activities in one or more taxable REIT subsidiaries. However, we will not be able to move all of our servicing operations from Origen Financial L.L.C. to a taxable REIT subsidiary until the taxable REIT subsidiary obtains all required servicing licenses. See “Risks Related to Regulatory Compliance – State licensing requirements may delay our ability to move our servicing operations.” Until the taxable REIT subsidiary is fully licensed, Origen Financial L.L.C. will continue to service some or all of our manufactured home loans. Using a subservicing agency arrangement, we have structured our servicing operations during this interim period to limit the risk that our activities either are not fully authorized under applicable law or jeopardize our REIT status. We believe that this interim arrangement will not cause us to violate either of the 75% or 95% gross income tests applicable to REITs. The Internal Revenue Service may not adopt this view, however, in which case our ability to qualify as a REIT may be jeopardized.

   Our ability to securitize our loans is limited due to various federal income tax rules applicable to REITs.

      Under the Internal Revenue Code, a REIT is subject to a 100% tax on its net income derived from “prohibited transactions.” The phrase “prohibited transactions” refers to the sales of inventory or assets held primarily for sale to customers in the ordinary course of a taxpayer’s business. A taxpayer who engages in such sales is typically referred to as a dealer. The Internal Revenue Service has taken the position that if a REIT securitizes loans using a real estate mortgage investment conduit (“REMIC”) structure, then such activity will cause the REIT to be treated as a dealer, with the result that the 100% tax would apply to the net income generated from such activity. If we securitize loans using a REMIC, we intend to do so through one or more taxable REIT subsidiaries, which will not be subject to such 100% tax, but will be taxable at regular corporate federal income tax rates. We also may securitize mortgage assets through the issuance of non-REMIC securities, whereby we retain an equity interest in the mortgage-backed assets used as collateral in the securitization transaction. The issuance of any such instruments could result, however, in a portion of our assets being classified as a “taxable mortgage pool,” which would be treated as a separate corporation for U.S. federal income tax purposes, which in turn could adversely affect the treatment of our stockholders for federal income tax purposes or jeopardize our status as a REIT.

   We may be subject to a 100% penalty tax under the Internal Revenue Code if the economic arrangement with any of our taxable REIT subsidiaries is not arm’s length.

      The Internal Revenue Code imposes a 100% penalty tax on some payments that a REIT receives or on certain expenses deducted by a taxable REIT subsidiary if the economic arrangements between the REIT and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Accordingly, we may be subject to the 100% penalty tax if the arrangements with one or more of our taxable REIT subsidiaries are not arm’s length.

We may pay distributions that are in excess of our current and accumulated earnings and profits, which may cause our stockholders to incur adverse federal income tax consequences.

      Until we are able to originate and securitize a sufficient number of loans to achieve our desired asset level and target leverage ratio, we may pay quarterly distributions to our stockholders in excess of 100% of our estimated REIT taxable income. Distributions in excess of our current and accumulated earnings and profits and not treated as a dividend will generally not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock. Instead, any such distribution generally will constitute a return of capital, which will reduce the stockholder’s adjusted basis and could result in the recognition of an increased gain to the stockholder.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes “Forward-Looking Statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “will,” “may,” “designed to,” “believes,” “should,” “anticipates,” “plans,” “expects,” “intends,” and “estimates,” and similar expressions, identify these forward-looking statements. Forward-looking statements in this prospectus are contained under the headings “Summary,” “Risk Factors,” “Our Business — Market Opportunity, “Our Business — Business Strategy” and elsewhere. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, these expectations may not be correct. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus include those found in the section entitled “Risk Factors” and the following:

•	the performance of our manufactured home loans;

•	our ability to borrow at favorable rates and terms;

•	the supply of manufactured home loans;

•	interest rate levels and changes in the yield curve (which is the curve formed by the differing Treasury rates paid on one, two, three, five, ten and 30 year term debt);

•	our ability to use hedging strategies to insulate our exposure to changing interest rates;

•	changes in, and the costs associated with complying with, federal, state and local regulations, including consumer finance and housing regulations;

•	applicable laws, including federal income tax laws; and

•	general economic conditions in the markets in which we operate.

All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We do not intend to update or revise any forward-looking statements that we make in this prospectus or other documents, reports, filings or press releases, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. The proceeds from this offering are solely for the account of the selling stockholders.

DILUTION

      Our pro forma net tangible common book value as of December 31, 2003 was approximately $119.9 million, or $7.47 per share of common stock giving effect to our sale of 1,000,000 shares of our common stock at $10.00 per share on February 4, 2004. If you purchase shares of our common stock offered by this prospectus, your interest will be diluted to the extent of the difference between the price you pay per share of our common stock and the pro forma net tangible book value per share of our common stock at the time of your purchase. Net tangible book value per share represents the amount of our total assets less intangible assets (comprised of goodwill) reduced by the amount of our total liabilities and divided by the total pro forma number of shares of common stock issued and outstanding. The sale of common stock in this offering will not affect our pro forma net tangible book value because we will not receive any proceeds from the sale of the stock. Based on our pro forma net tangible book value as of December 31, 2003, purchasers of common stock offered by this prospectus will experience immediate dilution to the extent that their purchase price per share exceeds $7.47. The following table illustrates this per share dilution based on an assumed purchase price of $9.00 per share, which is the mid-point of the per share price range of the common stock being offered in our initial public offering.

Assumed purchase price per share		$9.00
Net tangible book value per share as of December 31, 2003	$(7.47)
Increase in net tangible book value per share attributable to new investors in our initial public offering	$0.26
Pro forma net tangible book value per share after our initial public offering		7.73
Dilution per share to purchasers under this prospectus		$1.27

      The foregoing discussion and tables are based upon the number of shares actually issued and outstanding as of December 31, 2003 giving effect to our sale of 1,000,000 shares of our common stock at $10.00 per share on February 4, 2004. As of December 31, 2003, there were 95,000 options outstanding, 182,500 restricted share awards outstanding and there were a total of 772,500 shares available for future awards under our stock incentive plan.

MARKET PRICE OF AND DISTRIBUTIONS ON OUR COMMON STOCK

Market Information

      Prior to our initial public offering, our common stock has not been listed or quoted on any national exchange or market system. Currently, our common stock is eligible to trade on The PORTAL Market, but to our knowledge there have been no trades of our common stock on The PORTAL Market.

      As of March 31, 2004, we had 16,502,500 shares of common stock issued and outstanding, which were held by 64 holders of record. The holders of record include Cede & Co., which holds shares on behalf of The Depository Trust Company, which itself holds shares on behalf of approximately 20 beneficial owners of our common stock. We expect our common stock to be listed on the Nasdaq National Market under the symbol “ORGN.”

Distribution Policy

      In order to qualify for the tax benefits accorded to REITs under the Internal Revenue Code, we must, and we intend to, make distributions to our stockholders each year in an amount at least equal to (i) 90% of our REIT taxable income (before the deduction for dividends paid and not including any net capital gain), plus (ii) 90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Internal Revenue Code, minus (iii) any excess non-cash income. We refer to this amount as “REIT taxable income.” See “Material U.S. Federal Income Tax Consequences — Annual Distribution Requirement.”

      We made a cash distribution of $0.098 per share of our common stock for the period from October 8, 2003, the date of our initial private placement, through December 31, 2003. We have also declared a cash distribution payable on our common stock for the first quarter of 2004. The amount paid per share for that quarter and for the distribution payable for the quarter ending June 30, 2004 will be 100% of our estimated REIT taxable income (which does not ordinarily equal net income as calculated in accordance with generally accepted accounting principles) for the respective quarter.

      Commencing in the third quarter of 2004, we intend to pay regular quarterly distributions to our stockholders equal to at least 90% of our estimated REIT taxable income for each quarter, although we may pay more. Until we are able to originate and securitize a sufficient number of loans to achieve our desired asset level and target leverage ratio, we may pay quarterly distributions to our stockholders in excess of 100% of our estimated REIT taxable income. To the extent we distribute more than 100% of our estimated REIT taxable income for any quarter, the portion of such distribution that exceeds our then current and then accumulated earnings and profits as determined for U.S. federal income tax purposes generally will represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits and not treated as a dividend will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but will rather reduce such adjusted basis. Therefore, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a capital gain realized from the taxable disposition of those shares. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Consequences.”

      The actual amount and timing of distributions will be at the discretion of our board of directors and will depend upon our actual results of operations, including:

•	the timing of the investment of the proceeds of this offering;

•	the performance of our manufactured home loans;

•	our ability to borrow at favorable rates and terms, including our ability to securitize manufactured home loans we originate or purchase;

•	interest rate levels and changes in the yield curve; and

•	our ability to use hedging strategies to insulate our exposure to changing interest rates.

      To the extent not inconsistent with maintaining our REIT status, we may maintain accumulated earnings of our taxable REIT subsidiaries in those subsidiaries.

      Outstanding shares of our Series A Cumulative Redeemable Preferred Stock have distribution rights superior to our common stock. Our board of directors has the authority to issue additional classes and shares of preferred stock with distribution rights superior to those of our common stock. See “Description of Capital Stock and Material Provisions of Delaware Law and Our Certificate of Incorporation.” This could result in no distributions being paid on the common stock.

      In the future, our board of directors may elect to adopt a dividend reinvestment plan.

SELECTED FINANCIAL INFORMATION

      The selected financial information presented below for Origen Financial, Inc. is derived from the audited consolidated financial statements of Origen Financial, Inc. for the period ended December 31, 2003. The financial information presented below for Origen Financial L.L.C. (our predecessor for accounting purposes) is derived from the audited consolidated financial statements of Origen Financial L.L.C. for the periods indicated. The financial information presented below for Bingham (Origen Financial L.L.C.’s predecessor for accounting purposes) is derived from the audited consolidated financial statements of Bingham for the periods indicated.

      The historical financial statements of Origen Financial L.L.C. and Bingham represent the combined financial condition and results of operations of those entities. We believe that the businesses, financial statements and results of operations of those entities are quantitatively different from ours. Those entities’ results of operations reflect capital constraints and corporate and business strategies, including commercial mortgage loan origination and servicing, which are different than ours. We have also elected to be taxed as a REIT. Accordingly, we believe the historical financial results of Origen Financial L.L.C. and Bingham are not indicative of our future performance. In addition, since the financial information presented below is only a summary and does not provide all of the information contained in the financial statements from which it is derived, including related notes, you should read “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements, including related notes, contained elsewhere in this prospectus.

	Origen
	Financial, Inc.	Origen Financial L.L.C.		Bingham Financial Services Corporation

	Period from	Period from
	October 8	January 1		Year Ended		Three Months
	through	through	Year Ended	December 31,		Ended	Year Ended
	December 31,	October 7,	December 31,			December 31,	September 30,
	2003(1)	2003	2002	2001	2000	1999(2)	1999

	(In thousands, except for per share data)

Operating Statement Data:
Interest income on loans	$7,777	$16,398	$9,963	$9,493	$14,593	$4,069	$9,477
Gain on sale and securitization of loans	—	28	2,719	5,186	27	1,603	4,399
Servicing and other revenues	2,880	7,329	7,703	14,994	10,866	1,394	2,401

Total revenue	10,657	23,755	20,385	29,673	25,486	7,066	16,277

Interest expense	2,408	11,418	5,935	7,875	14,202	2,832	6,856
Provisions for loan loss, recourse liability and write down of residual interests	768	9,849	18,176	18,118	7,671	362	653
Distribution of preferred interest	—	1,662	—	—	—	—	—
Other operating expenses	5,515	24,754	25,461	21,821	28,242	3,296	7,551

Total expenses	8,691	47,683	49,572	47,814	50,115	6,490	15,060

Income (loss) before income taxes	1,966	(23,928)	(29,187)	(18,449)	(24,629)	576	1,217
Provision (benefit) for income taxes(3)	—	—	—	1,245	(8,374)	198	441
Income (loss) before cumulative effect of change in accounting principle	1,966	(23,928)	(29,187)	(19,694)	(16,255)	378	776
Cumulative effect of change in accounting principle	—	—	—	—	—	(563)	—

Net Income (Loss)	$1,966	$(23,928)	$(29,187)	$(19,694)	$(16,255)	$(185)	$776

Earning (loss) per share — Diluted	$0.13	$— (4)	$— (4)	$(7.63)	$(6.19)	$(0.07)	$0.36
Distributions declared per share	0.098	—	—	—	—	—	—

	Origen
	Financial, Inc.	Origen Financial L.L.C.		Bingham Financial Services Corporation

	Period from	Period from
	October 8	January 1		Year Ended		Three Months
	through	through	Year Ended	December 31,		Ended	Year Ended
	December 31,	October 7,	December 31,			December 31,	September 30,
	2003(1)	2003	2002	2001	2000	1999(2)	1999

	(In thousands, except for per share data)

Balance Sheet Data:
Loans receivable, net of allowance for losses	$368,509	$279,300	$173,764	$126,591	$98,633	$141,453	$117,887
Servicing rights	5,131	5,892	7,327	6,855	9,143	9,736	2,120
Retained interests in loan securitizations	749	785	5,833	—	—	—	—
Goodwill	32,277	18,332	18,332	—	—	—	—
Cash and other assets	37,876	22,894	22,492	33,646	40,105	17,310	12,691

Total assets	$444,542	$327,203	$227,748	$167,092	$147,881	$168,499	$132,698

Total debt	277,441	273,186	196,031	122,999	113,617	124,802	101,070
Preferred interest in subsidiary	—	45,617	—	—	—	—	—
Other liabilities	24,312	22,345	21,413	53,335	23,424	17,558	5,560
Members’/Stockholders’ Equity/Capital	142,789	(13,945)	10,304	(9,242)	10,840	26,139	26,068
Other Information
Cash Flow Data: (source/(use))
From operating activities	$(95,357)	$(124,461)	$(80,646)	$(63,264)	$15,696	$(20,368)	$(30,892)
From investing activities	(127)	(811)	(1,480)	10,871	(911)	(4,075)	(3,545)
From financing activities	101,232	126,193	82,182	49,312	(11,264)	23,713	33,188
Selected Ratios
Return on average assets	1.82%	-8.52%	-18.79%	-15.68%	-9.32%	-0.1200%	0.85%
Return on average equity	5.51%	-1352.96%	-91.29%	-165.30%	-80.90%	-0.7100%	5.36%
Average equity to average assets	33.14%	0.63%	5.72%	4.22%	11.52%	17.33%	15.87%

(1)	Origen Financial, Inc. began operations on October 8, 2003 as a REIT with Origen Financial L.L.C. as a wholly-owned subsidiary.

(2)	On February 4, 2000, Bingham changed its fiscal year end from a twelve month period ended September 30 to a twelve month period ended December 31.

(3)	As a REIT, Origen Financial, Inc. is not required to pay federal corporate income taxes on its net income that is currently distributed to its stockholders. As a limited liability company, Origen Financial L.L.C. does not incur income taxes. Bingham was taxed as a regular C corporation during the periods indicated.

(4)	As a limited liability company, Origen Financial L.L.C. did not report earnings per share.

OUR BUSINESS

Overview

      Origen Financial, Inc. is an internally-managed and internally-advised Delaware corporation. We will elect to be taxed as a REIT commencing with our taxable year ended December 31, 2003 and we intend to pay regular quarterly distributions. We originate manufactured home loans and service those loans. Also, as opportunities arise, we acquire and service manufactured home loans originated by others. We also securitize (and in the future intend to continue to securitize) manufactured home loans we originate or acquire from third parties. We believe the recent challenges experienced by the manufactured housing industry discussed below under “Market Opportunity” have created an opportunity for a well-run, well-capitalized, fully integrated finance company to become the premier lender and servicer in the manufactured housing industry. We intend to grow by:

•	increasing proprietary originations of manufactured home loans;

•	acquiring existing manufactured home whole loans as the opportunity arises;

•	growing our manufactured home loan servicing portfolio; and

•	selectively purchasing bonds representing interests in securitized pools of manufactured home loans.

      We were incorporated on July 31, 2003. On October 8, 2003, we began operations upon the completion of a private placement of $150 million of our common stock to certain institutional and accredited investors. On February 4, 2004, we completed another private placement of $10 million of our common stock to one institutional investor. In connection with, and as a condition to, the October 2003 private placement, we acquired all of the equity interests of Origen Financial L.L.C. We also took steps to qualify Origen Financial, Inc. as a REIT. Currently, most of our operations are conducted through Origen Financial L.L.C., our wholly-owned subsidiary. We conduct the rest of our business operations through our other wholly-owned subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that we comply with the federal income tax rules applicable to REITs.

      In October 2003, we completed the purchase of $57 million in principal amount of loans from a bank.

      During the first quarter of 2004, we completed a securitization of approximately $200 million of asset-backed securities secured by manufactured home loans. The securitization was effected using Citigroup Mortgage Loan Trust Inc. This trust purchased loans from us, deposited the loans into Origen Manufactured Housing Contract Trust 2004-A and issued trust notes in six separate classes. Four of the classes, aggregating approximately $157 million, are rated Aaa by Moody’s Investor Services, Inc. (“Moody’s”) and AAA by Standard and Poor’s Ratings Services (“S&P”), one class, aggregating approximately $24 million is rated Aa2 by Moody’s and AA by S&P, and one class, aggregating approximately $19 million, is rated A2 by Moody’s and A by S&P. Moody’s and S&P are agencies that help investors analyze the credit risks associated with fixed-income securities. The ratings reflect the rating agencies’ assessments of the likelihood that the holders of the asset-backed securities will receive the principal and interest payable on their securities on or before the dates they are payable. The ratings of the securities issued in this securitization represent the highest three levels of ratings issued by Moody’s and S&P. We elected not to structure any lower-rated tranches in this securitization. The weighted average coupon rate of the securitized loans was 10.20%. The estimated duration weighted average interest rate payable on the bonds backed by the securitized loans is 5.13%. Duration weighted average interest rate, sometimes referred to as cost of funds, is a reference to the average annualized interest rate paid to the holders of the asset-backed securities over the life of the securities. This calculation combines both the weighted average interest rate that we pay noteholders in our securitizations and the duration that those bonds are outstanding. We refer to this securitization as our February 2004 public securitization.

      In February 2004, we were selected as a participant in Fannie Mae’s land-home manufactured housing mortgage lending initiative, together with eight other lenders. This program is intended to increase the availability of low-cost financing for manufactured home borrowers. In June 2003, Fannie Mae imposed stricter underwriting guidelines on manufactured home loans it would buy and eliminated its 5% down payment, and 30-year term program for manufactured home loans. Fannie Mae’s new manufactured home initiative allows select participating lenders to again make land-home manufactured home loans with 5% down payments and 30-year term. In addition, we have negotiated additional variances that will permit us to approve more applications for Fannie Mae loans using its automated underwriting system. We expect our participation in the program to provide us with additional land-home loan origination opportunities because we are one of the few lenders who can offer this loan product in conjunction with Fannie Mae and we are able to take advantage of the negotiated underwriting variances.

      During the fourth quarter of 2003 and the first quarter of 2004, we have been working on several other major initiatives, including continuing conversion of our dealer base to our online Origen FocusTM application process and enhancing our TNGTM credit scoring model. We expect these efforts to:

•	lower our origination cost by reducing the number of loans that we need to manually underwrite;

•	increase volume by approving loans that we previously declined through manual underwriting; and

•	decrease default rates by more consistently approving loan applications with characteristics similar to our existing performing loans and declining loan applications with characteristics similar to our existing non-performing loans.

In addition, we have made several process enhancements and are lowering our expense base throughout our operations. These actions are intended to keep headcount additions and non-interest expenses to a minimum as we expand our business.

      In March and April 2004, we purchased an aggregate of approximately $35 million in bonds representing interests in a securitized pool of manufactured home loans.

      In April 2004, we entered into an arrangement with Affordable Residential Communities, Inc. and certain of its affiliates (“ARC”), pursuant to which we committed to originate and service manufactured home loans to borrowers in ARC’s manufactured home communities. ARC will own the manufactured home loans originated under this arrangement. We will receive a commitment fee for our agreement to originate loans and our taxable REIT subsidiary, Origen Servicing, Inc., will receive a fee for servicing the loans.

      We are a national consumer manufactured home lender and servicer with 254 full-time employees. We currently conduct operations in 41 states. Together with Origen Financial L.L.C. and its predecessors, we have originated over $2 billion of manufactured home loans since 1996, of which $188.4 million was originated in 2003, $191.4 million was originated in 2002 and $194.6 million was originated in 2001. As part of our fully integrated finance platform, we provide servicing for manufactured home loans. Our underwriting, servicing and asset disposition operations are centralized and are supported by approximately 30 field-based employees.

      In the period from October 8, 2003 (the date we began operations) through December 31, 2003:

•	we had net income of $2.0 million;

•	our average loan portfolio was $347.2 million;

•	net interest income was $5.4 million;

•	non-interest income was $2.9 million;

•	non-interest expense was $6.3 million; and

•	we originated $50.8 million of loans with a weighted average coupon of 9.75%, a weighted average FICO® score of 728 and an expected lifetime default rate of 12.5%.

      We also have reduced our average loan-to-invoice ratio (which is the average of the original unpaid principal balance of a loan divided by the manufacturer’s invoice price of the home that is collateral for the loan), a measure of loan quality, by approximately 12% from 2001 to 2003. Loans originated by us and Origen Financial L.L.C. in 2002 and 2003 substantially outperform all of the yearly loan pools originated by Origen Financial L.L.C. and its predecessors in the years 1997 to 2001. For example, the cumulative default rates of loans originated by Origen Financial L.L.C. in 2002 are 1.8% through the first 24 months of the pool’s life as compared to the cumulative default rates of loans originated by Origen Financial L.L.C.’s predecessors in 1998 (the best performing full-year loan pool originated by its predecessors), which were 3.1% through the first 24 months of the pool’s life. Cumulative default rate is the sum of the unpaid principal balance of all loans in a pool that have defaulted through a specified point in time divided by the sum of the original principal balance of that pool of loans. Although we believe we average some of the highest recoveries on liquidated repossessions in the industry, we believe that recovery rates are still hampered by a repossession inventory overhang (which is a reference to the large number of existing manufactured homes that lenders have repossessed upon loan defaults). The weighted average recovery rate for our recourse pools (pools of loans where we retain some risk of loss if the loan defaults) during the three months ended March 31, 2004 was 37.2%. Weighted average recovery rate is the weighted average of all the recovery rates we obtain on a pool of loans where we have liquidated repossessed homes to recover a portion of the unpaid principal balance of the loan. The weight is the unpaid principal balance of the underlying loans. While we reduced our delinquencies in October 2003 as compared to the previous two months, we experienced the seasonal rise in delinquencies that typically occurs from November through January. At December 31, 2003, delinquencies of over 30 days for our portfolio, excluding loans in repossession, were 5.59%. This trend was reversed in January 2004, however, and at March 31, 2004 comparable delinquencies over 30 days were 4.00%.

      Our goal is to originate and service fixed rate manufactured home loans and fund those loans largely through the securitization market. We expect to structure our securitizations as borrowings with no recognition of gain on sale by us. Gain on sale is an accounting treatment that is used to recognize earnings from the sale of loans. Typically, gain on sale recognition requires establishment of an asset that is represented by the estimate of future cash flows on a pool of loans. When the actual cash flows differ from the estimate, the asset recorded on our balance sheet may need to be reduced or eliminated entirely, which gives rise to losses. We intend to retain or sell classes of securities in securitized loan portfolios to maintain a target leverage ratio (debt to tangible equity) of 3:1 to 9:1.

      The following chart provides an example of how the lender achieves a pre-tax return on invested capital from its investment in a typical originated manufactured housing loan. The chart breaks out the components of cost associated with the interest revenue on the loan to produce a margin. The margin is then adjusted to reflect the leverage achieved through securitization. This margin, when adjusted for the associated cost of funds and the amount of leverage on the balance sheet, results in the percentage pre-tax return on invested capital. The chart reflects the marginal amount of return computed on incremental amounts of capital invested, based on the assumptions described. As such, the chart does not reflect these components on the average investment nor is it representative of returns on “first-dollar” invested capital.

      The assumptions in the chart are based on our recent experience with loan performance, leverage and operating expenses. However, all of these variables change with market conditions and small unfavorable changes in these factors could produce materially lower returns on originated loans. Such changes also would materially change the profitability model of the business and could ultimately result in losses. The weighted average coupon of 9.8% in the table below is consistent with loans originated by us from July 2003 through February 2004. We have chosen this time period because the loans we originated during this period have a weighted average coupon rate that is reflective of the weighted average coupon rate of our loan portfolio available for securitization as of the date of this prospectus. While prior to our formation in October 2003 our predecessors suffered losses, we have elected to provide information in the table that we believe is more indicative of our current business model. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

      The following chart should not be construed as a projection or otherwise relied upon by investors as an indication of expected returns. To the extent assumptions are based on our recent experience, there is no assurance that future conditions for us or the manufactured home lending industry will produce the same or similar factors.

      If all of the assumed underlying factors in the chart were true as to a loan we originated, we could expect a marginal return of $0.166 on an incremental $1.00 of capital invested by us in the loan:*

Weighted Average Coupon	9.8%
Estimated Average Annual Credit Losses	(1.5)

Risk Adjusted Margin	8.3
Non-Interest Income	0.3
Operating Expenses	(1.5)

Margin	7.1%
Leverage	5.3	x

Associated Cost of Funds	5.3%
Pre-Tax Return on Invested Capital	16.6%

(*)	The following table shows economic calculations made on the same basis as those in the above chart using actual data for (a) the weighted average coupon, (b) estimated average annual credit losses, (c) leverage factor and (d) cost of funds from our securitization transactions concluded in 2004, 2003, 2002 and 2001, respectively:

Actual Market Executions

2004-A	2003-1	2002-A	2001-A

Weighted Average Coupon	10.20%	10.30%	10.77%	11.77%
Estimated Average Annual Credit Losses	(1.39)	(1.60)	(2.73)	(3.40)

Risk Adjusted Margin	8.81	8.70	8.04	8.37
Non-Interest Income	0.30	0.30	0.30	0.30
Operating Expenses	(1.50)	(1.50)	(1.50)	(1.50)

Margin	7.61%	7.50%	6.84%	7.17%
Leverage	5.3	x	4.0	x	20.5	x	65.7	x
Associated Cost of Funds	5.30%	5.00%	7.03%	7.60%
Pre-Tax Return on Invested Capital	19.85%	17.50%	2.95%	-21.08%

Explanatory Notes:

      Weighted Average Coupon. Weighted average coupon is the average note rate in a pool of loans weighted by the unpaid principal balances of the loans such that higher balance loans are more influential than lower balance loans when calculating weighted average coupon rate. The weighted average coupon in the chart is consistent with loans originated by us from July 2003 through February 2004. The weighted average coupon in the table in the footnote to the chart is the actual weighted average coupon rate for each loan pool subject to each respective securitization.

      Estimated Average Annual Credit Losses. We price our loans with the expectation that 15% of the original loans (and loan balance) will default over the 20-year life of the loans. We estimate that we will recover approximately 33% of the defaulted loan balance (after expenses) upon repossession and remarketing. Over the expected average life of these loans, we expect annual credit losses of 1.5% (15% lifetime defaults, divided by a seven year average life, multiplied by 1 minus the expected 33% recovery). The estimated average annual credit losses in the footnote to the chart reflect actual results through March 31, 2004 for the loan pools that are the subject of each respective securitization as well as the expected future credit losses over the life of the loan pool based on pool performance through such date.

      Non-Interest Income. In addition to the coupon, we earn additional revenues on loans we originate or service in the form of insurance commissions, late fees and other miscellaneous fees. Based on historical experience, these fees currently average approximately 0.3% per annum relative to loans originated by us. Because these revenues are not reflected in the economics of the loan pool or in the respective securitization, we have added the current average non-interest income in both the chart and in the table in the footnote to the chart.

      Operating Expenses. Estimated operating expenses consist of three categories; origination expenses, servicing expenses and general and administrative expenses. Direct origination expenses of ..4% per annum represent our direct cost of approximately $1,100 per loan to originate a loan (which, based on a $41,000 average loan size, is equivalent to 2.7% of the loan amount, or ..4% per annum over the average life of the loan). Servicing expenses of .45% per annum represent our marginal cost to service a loan. We have estimated an additional .6% per annum of general and administrative and other expenses. This estimate is an effort to allocate total approximate indirect expenses to total approximate numbers of originated loans. Because operating expenses are not reflected in the economics of the loan pool or the respective securitization, we have deducted our estimated operating expenses from both the chart and the table in the footnote to the chart.

      Leverage. We will finance our originations and purchases of manufactured home loans by utilizing the asset-backed securitization market. We intend to structure all of our securitizations as financings. We intend to sell certain rated classes of the securitizations to debt investors and retain other classes and residual classes. In our February 2004 securitization, we sold tranches of asset-backed securities which were rated Aaa, Aa2 and A2 by Moody’s and AAA, AA and A by S & P. We retained interests representing approximately 16% of the face value of the loans securitized. Leverage, expressed as a debt to equity ratio, using the February 2004 securitization as an indicator, is 5.3x (84% debt divided by 16% retained interests or equity). The leverage ratios shown in the footnote to the chart reflect the actual leverage ratios for the loan pools subject to the respective securitization.

      Associated Cost of Funds. The associated cost of funds in the chart represents the duration weighted interest cost on bonds (including transaction expenses) sold in our February 2004 securitization. The associated cost of funds in the table in the footnote to the chart represents the estimated duration weighted average cost of funds at inception of the 2001-A, 2002-A and 2004-A securitizations and the one year term rate for the 2003-1 securitization.

      We originate our loans through a network of over 900 primarily independent retailers of new and pre-owned manufactured homes and loan brokers specializing in the manufactured housing industry. These retailers and brokers submit loan applications that must meet our underwriting guidelines to be approved for purchase by us. In addition to traditional underwriting techniques, including evaluation and verification of the applicant’s credit history, employment, down payment, income, loan terms, and collateral, we use a proprietary credit scoring system known as TNGTM.

      As of December 31, 2003, we serviced a total of approximately $1.3 billion of loans. The servicing operation includes receiving loan payments, proactively collecting payments that are late, providing loss mitigation services, providing investor reporting services, repossessing collateral in the event of default and recovering value in the event of repossession. We believe our servicing operations are technologically advanced and effective. The combination of originating loans for our retailer base as well as servicing the loans that we originate and acquire provides us with a competitive advantage in the servicing arena. This advantage has allowed us to recognize significantly higher recovery rates on repossessed collateral as compared to the industry where the majority of servicers no longer originate loans.

Market Opportunity

      Our management team, the members of which average over 10 years experience in the manufactured housing finance industry in areas such as asset management, loan servicing, loan sales and operations, believes the current environment is ideal for opportunistic expansion.

      The manufactured housing industry addresses the critical need for affordable housing in the United States. According to the Manufactured Housing Institute, approximately 22 million people — or one out of every 13 Americans — live in a manufactured home and there are approximately ten million manufactured homes in the United States. Manufactured housing represented between 11% and 24% of all single-family housing starts each year from 1996 to 2002. We believe that demographic trends in the United States will continue to favor manufactured housing as a viable affordable housing source for a significant portion of the population. In spite of higher interest rates, the monthly payment required to own a manufactured home is substantially lower than the monthly payment required to own an average site built home. According to the Joint Center for Housing Studies of Harvard University, the number of U.S. households is expected to increase by approximately 22% from 2002 to 2022, with a large percentage of this growth occurring in demographic groups that are typically lower income.

      Over the past few years, the manufactured housing industry has been negatively affected by poor underwriting practices, industry over-capacity and over-production. Manufactured home shipments for 2003 were approximately 131,000 units, a 40-year low. Manufactured home shipments tend to be cyclical and, although new manufactured home shipments are at a 40-year low, consumers continue to purchase existing and repossessed manufactured homes, as evidenced by declining inventories of repossessed homes in the industry. For these reasons, management believes the industry is poised for increased origination and servicing opportunities.

      The following table shows annual shipments of new manufactured homes since 1973:

Source: Manufactured Housing Institute

     In the late 1990’s, the asset-backed securities market allowed for increased availability of capital to the manufactured home lending sector. This allowed lenders utilizing the securitization market to realize large gain-on-sale driven earnings based on (i) the assumed lifetime losses of the underlying collateral, and (ii) the wide spread between the note rate on the underlying manufactured home loans and the interest rates on bonds paid to investors in the manufactured housing asset-backed securitization market. These factors, along with attractive earnings reports from and rapid growth by the industry leader, attracted many new lenders to the manufactured housing market. As a result of this rapid expansion and increased competition, underwriting standards were relaxed and the industry began to experience significantly higher default rates than historic levels, accompanied by higher loan losses and an increase in repossessed manufactured homes. The increased number of defaults resulted in an increase in lenders’ repossession inventory, leading to an oversupply of pre-owned homes and a decline in collateral resale values, which further exacerbated loan losses. The oversupply of pre-owned homes also decreased the demand for new homes and led to the closing of manufactured housing factories and the exit of many manufacturers and retailers from the marketplace.

      These events drove the vast majority of industry lenders to cease originating new loans, including Conseco Finance, Inc., GreenPoint Financial Corp., Associates Housing Finance Corp., CIT Group, Inc., Bombardier Capital, Inc., HomePride Finance Corp. and Deutsche Financial Services.

      For those national lenders remaining, as well as for traditional financing sources such as commercial banks, savings and loans, credit unions and other consumer lenders, this reduced level of capital in the sector has allowed for more stringent underwriting standards both with respect to retailers and borrowers. Accordingly, credit quality has improved markedly as evidenced by the significantly lower cumulative defaults that we have experienced on loans that we made in 2002 versus 2001. After 24 months of seasoning for each loan pool, we experienced 1.97% and 8.03% cumulative defaults for the 2002 and 2001 loans, respectively. Also, the spread between the rate we charge borrowers for loans and the rate we pay to holders of our securities issued in our securitizations has become more attractive. The spread for our 2001 securitization is 4.31%; the spread for our 2002 securitization is 3.89%; and the spread for our 2004 securitization is 5.07%. The spread for our 2003 securitization is 6.36%. We do not believe that a comparison of the 2003 securitization spread to the spreads for our other securitizations is meaningful because of the short term nature of the notes issued in the 2003 securitization.

      We believe the current environment represents the low point of the industry’s cycle and that the industry is poised for increased origination and servicing opportunities. Management bases this belief on several factors, including: (i) the appearance of new investors, such as Berkshire Hathaway Inc.; (ii) the return of lenders, such as GMAC, to the industry; (ii) the manufactured housing industry’s drive to produce higher quality homes, eliminate deceptive sales practices and cause lenders to adopt more stringent underwriting standards; (iv) the recent Fannie Mae initiative to return to the manufactured home lending industry; and (v) the continuing need for affordable housing in the United States. As one of three national lenders serving independent retailers in the manufactured housing industry, and one of six national lenders serving retailers affiliated with other lenders, we believe we are well-positioned to capitalize on this market opportunity.

Increased Loan Originations

      We believe there are significant opportunities in the manufactured housing industry to originate manufactured home loans. Management believes that we have witnessed the low point of the industry cycle and that the industry is poised for increased origination and servicing opportunities. This, coupled with the reduced number of lenders currently providing loans to manufactured home buyers, presents a significant opportunity for us to become “the lender of choice in the manufactured housing industry.” We have the infrastructure in place to be able to originate significantly more loans than the $188.4 million of loans we originated in 2003. We have invested heavily in technology to streamline the application, approval and funding process for loans we originate. We have a network of over 900 primarily independent retailers and loan brokers specializing in the manufactured housing industry, and we are working on strategic alliances with national retailer networks and manufactured home manufacturers in an effort to increase our loan originations. We have created Origen FocusTM, a proprietary delivery platform for the approval, funding and tracking of loans over the Internet. In the past, we have been constrained in the number of loans we could originate due to Origen Financial L.L.C.’s limited ability to access the capital needed to fund those originations. We intend to use a significant portion of the net proceeds of our initial public offering to capitalize on this opportunity to originate manufactured home loans.

Acquisitions of Manufactured Home Loans

      We believe there are selective opportunities to acquire existing portfolios of manufactured home whole loans. Many of the industry’s participants have stopped originating manufactured home loans but still own or service manufactured home loan portfolios. We see opportunities to acquire these manufactured home loan portfolios at discounted prices. We intend to leverage any portfolios we purchase by financing them through borrowings or securitizations. We believe we have the management team and analytics necessary to underwrite these portfolios to our standards and hence acquire them at attractive prices, and to use our servicing expertise to improve the performance of the acquired loans. We estimate there are in excess of $1.5 billion of manufactured home loan portfolios that could become available for sale in the next several years. In October 2003, we completed the purchase of $57 million in principal amount of loans from a bank. Because only a limited number of organizations are actively pursuing the purchase of manufactured housing portfolios, we believe that we will be able to acquire additional portfolios at favorable prices using our bidding discipline and portfolio analytics capabilities. However, this opportunity may be short-lived as the large number of organizations who have departed the sector in the past few years dispose of or run-off their manufactured housing portfolios.

Acquisitions of Servicing Opportunities

      We believe we have one of the industry’s best servicing platforms. We currently service approximately $1.3 billion of manufactured home loans. We believe we currently have the capacity to service up to $5 billion of manufactured home loans. Only in the event that we acquire significant sub-servicing contracts would the capacity of our current servicing infrastructure be challenged. However, such acquisitions would not require immediate capital outlays, since they would not be purchase transactions, but would take the form of fees for services. Direct incremental costs to accommodate such acquired sub-servicing rights would be expected to be approximately 45 basis points annually of loan balances serviced. Subject to our compliance with the requirements for REIT qualification discussed in “Business Strategy — Servicing,” we intend to take advantage of this platform and grow our servicing business aggressively by acquiring the servicing or subservicing rights to portfolios of manufactured home loans owned by third parties, including many companies that have stopped originating manufactured home loans but continue to own loan portfolios. The average annual servicing fee for the industry is typically between 100 and 125 basis points of the principal balance of the loans serviced. Our marginal cost to service loans is approximately 45 basis points, depending on the quality of the portfolio. We believe there are significant opportunities to expand our servicing operations by servicing loan portfolios held by former manufactured housing lenders.

Acquisitions of Securities from Existing Securitizations

      We believe there are selective opportunities to acquire bonds in outstanding securitizations backed by manufactured home loans. The analytics that we use to evaluate the value of existing pools of whole loans also can be used to value existing securitizations of manufactured home loans. The value of those securities is based in part on the historical loan performance of the manufactured home loans supporting the debt obligation. We analyze the historical performance of those securitizations and the loans underlying them, compare and contrast the loan attributes such as original term, FICO® score, home size (single- or multi-section), chattel or mortgage loan, and collateral geographic locations, with our loan portfolio to gauge relative differences to make a more informed decision about the likelihood for continued, improved or worse performance of the loans. From time to time, there may be opportunities to acquire such assets at attractive prices.

Manufactured Housing Industry

      Manufactured housing represented between 11% and 24% of all single-family home starts each year from 1996 through 2002. Manufactured homes, because they are built in factories and can be installed on an individual home site, cost significantly less to build than a comparable site built home. In fact, the Manufactured Housing Institute estimates that the national average construction cost for a manufactured home is approximately $33 per square foot versus $76 for a traditional site built home, excluding the cost of the land. Accordingly, manufactured housing is ideally suited to meet the need for affordable housing for middle America.

      The manufactured housing industry is the only housing sector that is regulated by stringent federally-mandated building codes. These federal code requirements generally meet or exceed local building code requirements. The typical manufactured home has 1,595 square feet of floor area, three bedrooms, and central air conditioning, and sits on a block foundation. Manufactured home buyers often install additional amenities, including carports, garages, decks, awnings and the like. The following table shows the average square footage and price of new manufactured homes and site built homes in 2002:

2002

All Manufactured Homes
Average Sales Price	$51,300
Average Square Footage	1,595
Cost Per Square Foot	$32.16
Multi-Section Manufactured Homes
Average Sales Price	$56,200
Average Square Footage	1,715
Cost Per Square Foot	$32.77
Site Built Homes
Average Sales Price	$228,600
Land Price	$(54,060)
Price of Structure	$174,170
Average Square Footage	2,301
Cost Per Square Foot	$75.68

      According to the Manufactured Housing Institute, as of 2002:

•	80% of manufactured home buyers use the home as their primary residence.

•	Manufactured home owners’ average age is 54.

•	30% of manufactured home buyers are retired.

•	56% of manufactured home buyers are married.

•	56% of manufactured home owners own a personal computer.

•	49% of manufactured home buyers own the real property under their homes.

•	47% of manufactured home owners have at least some college education.

•	Less than 10% of all manufactured homes are ever moved from their original location.

•	80% of new shipments of manufactured homes are multi-section homes.

      According to the Manufactured Housing Institute, the industry shipped approximately 131,000 homes in 2003. Manufactured home shipments peaked in 1998 at approximately 372,000 units after climbing for seven years. Shipments declined approximately 6% in 1999, 28% in 2000, 23% in 2001, 13% in 2002, and 23% in 2003. Unit prices have increased at a compounded rate of approximately 5.3% from 1990 to 2002, mostly due to an increased percentage of multi-section homes sold. The states to which most manufactured homes were shipped during the twelve months ended December 31, 2003, in descending order, were Texas, Florida, California, North Carolina, Tennessee, Louisiana, Michigan, Kentucky, Arizona and Georgia.

      The vast majority of new manufactured homes are sold to individuals by retailers, who are either affiliated with a manufacturer or are independent. Management estimates that there are approximately 3,500 independent manufactured home retailers active in the United States. We believe that the typical retailer is a small entrepreneur with two sales locations who sells approximately 38 units per location per year, consisting of sales of new homes and resales of pre-owned homes. The retailer typically finances its new home inventory with a floor plan loan secured by its inventory. Based on our experience, the retailer typically earns a gross margin of 20% to 25%, or approximately $10,000, on the sale of a typical new multi-section home. On the sale of a pre-owned home, the absolute dollar margin is typically less, although the gross profit margin may be higher. In today’s market, the retailer earns no substantial income through the financing of a home. Accordingly, retailers often evaluate financing sources based on their likelihood to close the loan, service levels, and, to some extent, price.

      Most new manufactured home purchases are financed. The retailer will submit a loan application to two to four potential lenders that it believes will have interest in making the loan. Typically the retailer will have a number of financing sources that it deems appropriate for differing credit quality of customers. Retailers traditionally fax a handwritten application but are beginning to use the Internet to submit a form of application. Lenders will typically accept or reject a loan application within 24 hours of its submission. Virtually all acceptances are subject to a series of stipulations, including income and employment verification and proven receipt of down payment. The retailer typically awards the business to the first credible lender to approve the application on terms the retailer considers fair. The loans generally close within 45 days after initial approval and satisfaction of all other stipulations.

Business Strategy

      Our business strategy is to maximize our risk-adjusted returns to stockholders by focusing on the manufactured housing finance industry. We have two principal components to our business: origination and servicing of manufactured home loans.

Loan Origination Process and Underwriting

      Loan Origination. We originate and intend to continue to originate manufactured home loans to borrowers who have above average FICO® scores and above average income, each as compared to manufactured home borrowers as a whole, in order to maximize our risk adjusted returns. We originate loans that are generally fixed rate loans that range in size from $10,000 to $100,000, with an average loan amount of approximately $44,000 and an average down payment of 15%. Currently over 86% of the manufactured home loans we originate have a term of seven to 20 years. The balance of loans we originate have terms of up to 30 years.

      Fair Isaac Corporation has developed a proprietary scoring system, commonly known as a FICO® score, which is often used to evaluate credit in the manufactured housing, residential mortgage, and most other lending industries. FICO® scores are developed based on advanced, proprietary predictive model development technologies by Fair Isaac analysts with extensive credit industry and data management expertise. FICO® scores rank-order consumers according to the likelihood that their credit obligations will be paid as expected. FICO® scores are updated regularly based on credit data in an individual’s credit report to reflect changes in consumer credit behavior and lending practices. The components of a FICO® score are payment history, amounts owed, length of credit history, new credit obtained, and types of credit used (mortgage, installment, revolving, etc.). The loans we originated in 2002 and 2003 have a weighted average FICO® score of 714, a weighted average coupon rate of 10.16% and a weighted average term of 21 years. For 2002 and 2003, the median annual income for our borrowers was $36,897 and $36,396, respectively. The median annual income for the manufactured housing finance industry for 2002 was $28,900. Industry-wide income data for 2003 is not yet available. Likewise, our borrowers compare favorably to residential mortgage borrowers from a credit quality perspective as measured by FICO® scores. In the fourth quarter of 2003, our borrowers had a weighted average FICO® score of 727. The average FICO® scores during the same period for the residential mortgage market were: 730 (prime-jumbo 30-year fixed loans); 736 (prime-jumbo 15-year fixed loans); 728 (prime-jumbo adjustable rate loans); 711 (non-conforming 30-year fixed rate loans); 726 (non-conforming 15-year fixed rate loans); and 715 (non-conforming adjustable rate loans). Similarly, Fannie Mae has reported that the average FICO® score for its portfolio of conforming loans, 87% of which were originated in the last three years, was 717 at December 31, 2003. Although our borrowers’ credit quality compares favorably with that of residential mortgage borrowers as a whole, many of our borrowers are attracted to the lower-cost option of manufactured housing because they tend to have lower incomes.

      Although we consider FICO® scores in underwriting loans, our primary underwriting tool is TNGTM, an internally-developed, externally-validated proprietary statistical scoring system that ranks the risk of default for our manufactured home-only loans. Our loan origination activities are conducted through proprietary systems maintained and enhanced by an internal staff of systems professionals. Our home-only loan origination activities are centralized at our Southfield, Michigan executive offices and our land-home origination activities are centralized at our Ft. Worth, Texas facility.

      Retailer Network. We currently provide new and pre-owned manufactured housing financing through a network of over 900 primarily independent retailers of new and pre-owned manufactured homes and loan brokers specializing in the manufactured housing industry. We are focused on penetrating our existing broker/retailer network to achieve a higher level of approvals and fundings from those approvals. Each loan submitted to us by a retailer or broker must meet the standards for loan terms, advance amounts, down payment requirements, residency type, and other pertinent parameters we have established under our home loan purchase programs.

      We have invested heavily in technology to increase our penetration into the retailer network and to streamline the application, approval and funding process. We have a proprietary web-based delivery system, known as Origen FocusTM, for application, approval, funding, tracking, and reporting of loans. This system allows for the application to be submitted and tracked over the Internet. We have successfully transitioned over 59% of our retailer network to the Origen FocusTM platform through March 31, 2004. During the first quarter of 2004, approximately 52% of our application volume was submitted through Origen FocusTM. This percentage has steadily increased since Origen FocusTM was introduced in November 2002. We intend to eventually transition 100% of the retailer network to the Origen FocusTM platform. Loan applications submitted through Origen FocusTM seamlessly interface electronically with our other proprietary loan processing systems. Loans submitted through Origen FocusTM have a 61% higher approval rate and a 71% higher funding rate than loans submitted through traditional methods. We attribute this dramatic improvement to a more sophisticated customer base that uses Origen FocusTM, the increased investment of their time to complete the electronic application and submit it directly to us as opposed to a widely distributed facsimile, and the enhanced accuracy of information gained by using typewritten as opposed to handwritten characters. Origen FocusTM also eliminates the need for personnel to input loan applications, improving our productivity and reducing our staffing costs. We believe our technology gives us a competitive edge that, in addition to improving our origination and servicing capabilities, will allow us to provide origination and servicing services to third-party lenders. The REIT tax rules may limit our ability to perform such services for third parties. See “Material U.S. Federal Income Tax Consequences — Income Tests.”

      We perform initial and periodic reviews of our retailers. We underwrite their credit profile, industry experience, sales and financing plans. We regularly monitor retailer performance and rank retailers according to their default, delinquency, credit quality, approval and funding ratios, and the volume of loans they submit to us, and, if necessary, we terminate relationships with non-performing retailers. In February 2003, we implemented our Charge-off Prevention System whereby we track and investigate loan or source service issues that may lead to a loan repurchase request or other problem loan workout with the loan source. From the implementation of this system through March 31, 2004, we resolved approximately $1.4 million of loans that previously would have resulted in a full or partial loss.

      We have also developed a retailer rewards program called Origen Elite RewardsTM that provides benefits to the retailers who provide us with the highest quality loans. These benefits include guaranteed same day turnaround for completed applications and other service enhancements, specific pricing incentives and improved financing options for new and pre-owned homes.

Underwriting

      We underwrite retail installment loans secured only by manufactured homes, or consumer loans, using our internally-developed proprietary credit scoring system, TNGTM. We developed and enhanced TNGTM to predict defaults using empirical modeling techniques. TNGTM takes into account information about each applicant’s credit history, debt and income, demographics, and the terms of the loan. The TNGTM model is fully integrated into our origination system and is based on our historical lending experience. We have used TNGTM to back-test all of our home only loans originated since 1996 by Origen Financial L.L.C., its predecessors and us. Following internal testing and validation, Experian Information Solutions, Inc., a leading consumer credit reporting and risk modeling company, independently validated the TNGTM model.

      All home-only applications are scored by TNGTM and then reviewed by the underwriter. TNGTM provides the underwriter a recommendation of “pass,” “fail” or “review.” The recommendations are based upon the underlying TNGTM score as well as other factors that may arise from the application. TNGTM alerts underwriters to particular attention areas and provides review recommendations. It also provides a reason for declination on fail recommendations. TNGTM is used to rescore the application throughout the origination and underwriting process as the initial application information is verified and/or terms and conditions of the loan change.

      We also underwrite mortgage loans, often called “land-home” loans, collateralized by both the manufactured homes and the underlying real estate. Because the land-home and home-only business lines have different characteristics, and because we have not accumulated enough default data points for our land-home loans (a necessary component of a successful predictive model), predictive modeling has only been possible for the home-only applications. We use our Internal Credit Rating grid and a full property appraisal to underwrite land-home loans. The grid is a traditional underwriting method that primarily takes into account the applicant’s credit history, debt capacity and underlying collateral value. In specially approved markets a comparable appraisal is used to determine chattel manufactured home values through our Comparable Appraisal Program, which is discussed in more detail below. Since 2000, land-home loans have represented 6.23% of our originations.

      Although land-home loans have not been a large part of our loan origination volume in the recent past, we expect to increase our land-home origination business as land-home loans gain popularity with borrowers because of the lower interest rates that are generally available to land-home borrowers. We also will seek to increase our land-home origination business because land-home borrowers tend to default less, land-home loans involve a higher percentage of multi-section homes than home-only loans (and therefore a higher average loan amount) and land-home loans are more liquid on the secondary market than home-only loans (resulting in an increased ability to sell or finance them under more favorable terms than home-only loans). In February 2004, we were selected as a participant in Fannie Mae’s land-home mortgage lending initiative, which we expect to provide us with additional land-home origination opportunities. We are retooling our PolarisTM chattel loan origination system to handle land-home mortgage loans as well, complete with full interfaces to Fannie Mae and other industry participants. We expect that the upgrade to PolarisTM will be complete by the third quarter of 2004.

      The primary factors we use to measure loan performance are constant default rates and cumulative default rates. Constant default rate is the three-month moving average of the annualized monthly principal balance of liquidated loans as a percentage of the current balance. We also use delinquency rates and trends in delinquency rates to measure loan performance. While our delinquency rates for loans originated in 2000 and 2001 have been higher than the corresponding industry delinquency rates, our average default rates have been consistently lower than the manufactured housing industry as a whole. Cumulative defaults during the first 24 months of seasoning on loans we originated in 2002, 2001 and 2000 were 1.97%, 8.03% and 7.83%, respectively. Our loan performance has significantly improved since the beginning of 2002 and is substantially better than industry averages. We believe that the improved performance is the direct result of a combination of new credit management and credit policy oversight, the implementation, monitoring, and strict adherence to TNGTM, enhanced underwriting guidelines, better training, new and superior servicing management and greater selectivity of retailers and brokers with whom we choose to do business. The following graphs contain information on delinquency and default rates of manufactured home loans that were originated or securitized in 2002. These graphs do not include data on commercial mortgage loans originated by our predecessors.

Origen Financial vs. Manufactured Housing Industry

Delinquency Rate* of
Loans Originated/ Securitized in 2002

*	Delinquencies over 60 days. Includes repossessions. Also includes loans that are undergoing loss mitigation procedures.

Industry Source: CSFB Manufacts

Origen Financial vs. Manufactured Housing Industry

Constant Default Rate of
Loans Originated/ Securitized in 2002

Industry Source: CSFB Manufacts

     The following charts contain static pool comparison information on delinquency and default rates of manufactured home loans that were originated or securitized in each year since 1999. These charts do not include data on commercial mortgage loans originated by our predecessors.

Origen Financial vs. Manufactured Housing Industry(1) Average Delinquency Rates (2) During Six Months Ended February 29, 2004 of Loans Originated/Securitized by Year	Origen Financial vs. Manufactured Housing Industry(1) Average Constant Default Rate(3) During Six Months Ended February 29, 2004 of Loans Originated/Securitized by Year

(1)	Industry data not available for loans originated or securitized in 2003.

(2)	Delinquencies over 60 days. Includes repossessions. Also includes loans that are undergoing loss mitigation procedures.

(3)	“Average Constant Default Rate” means the three months moving average of the annualized monthly principal balance of liquidated loans as a percentage of the current balance.

Industry Source: CSFB Manufacts

     Although we strive to continuously reduce delinquency, our primary servicing objectives are to maintain a stream of borrower payments, limit loan defaults, and maximize recoveries on defaulted loans. Accordingly, we perform loss mitigation activities on delinquent loans whereby we maintain the borrower’s delinquent status during the payment plan or other loan workout situation. The industry has typically reported borrowers in loss mitigation as current. In our efforts to maximize recoveries on defaulted loans, we hold repossessed collateral longer to achieve a retail sale to a consumer for a higher price rather than a quicker sale to a reseller at a lower price. These business strategies cause us to report higher delinquencies, but lead to improved default and recovery performance.

      The weighted-average FICO® score for manufactured home loans we originated in the year ended December 31, 2003 is 719. Our historical weighted-average FICO® since 1996 is 688, which is lower than current production, but significantly higher than the industry norm. Additionally, we have shortened the average term of our loans since 2000 from 331 months to 237 months. The following table shows selected collateral characteristics of manufactured home loans made by Origen Financial L.L.C., its predecessors and us from 1996 through March 31, 2004.

						Three months
						ended
	1996-2003	2000	2001	2002	2003	March 31, 2004

Aggregate Loan Amounts	$2,095,890,303	$162,968,131	$194,591,558	$191,344,065	$188,411,385	$45,459,173
Loan Quantity	48,593	3,862	4,698	4,342	4,266	983
Average Loan Amount	$43,132	$42,198	$41,420	$44,068	$44,166	46,245
Weighted-Average Coupon	9.66%	11.63%	11.15%	10.29%	10.03%	9.65%
Weighted-Average Original Term	306	331	320	273	237	231
Average Down Payment %	13%	13%	13%	14%	15%	16%
Term Less Than or Equal to 20 Years	31.79%	14.55%	24.94%	51.96%	86.78%	92.57%
Weighted-Average FICO® Score	688	680	679	709	719	722
%> 700 FICO® Score	38.94%	33.88%	34.66%	57.92%	62.56%	64.89%

Six Month Average Delinquency Rate(1)	2.73%	7.15%	4.40%	1.53%	0.56%	0.00%

(1)	Average rate of delinquencies over 60 days, excluding loans on repossessed homes in inventory, during the six months ended March 31, 2004.

     In addition to using our proprietary TNGTM scoring model, we underwrite loans based upon our review of credit applications to ensure loans will comply with internal company guidelines, which are readily available on our intranet site. Our approach to underwriting focuses primarily on the borrower’s creditworthiness and the borrower’s ability and willingness to repay the debt, as determined through TNGTM. Each contract originated by us is individually underwritten and approved or rejected based on the TNGTM result and an underwriter evaluation of the terms of the purchase agreement, a detailed credit application completed by the prospective borrower and the borrower’s credit report, which includes the applicant’s credit history as well as litigation, judgment and bankruptcy information. Once all the applicable employment, credit and property-related information is received, the application is evaluated to determine whether the applicant has sufficient monthly income to meet the anticipated loan payment and other obligations.

      We generally will consider loans to borrowers that have, as a minimum, a payment history that extends over a 12 month period and includes at least one major credit account, which is defined as an account of $3,000 or more, or three minor credit accounts, which are defined as accounts less than $3,000, but equal to or greater than $1,000 each.

      Applicants who have declared bankruptcy within the past ten years are evaluated with particular attention. Generally, such applicants must have re-established at least two years of stable credit use and otherwise have demonstrated an ability to manage their financial affairs. As a guideline, the monthly debt service of borrowers is permitted to be no greater than 45% of their stable monthly gross income. A slightly higher ratio may be permitted in cases where the applicant is sufficiently strong in other factors measured and a lower ratio may be required for borrowers with weaker credit profiles.

      Employment must be verified, at a minimum, for the most recent two years. If the borrower has an employment history of less than two years, the down payment and credit history may be considered as compensating factors for lack of long-term employment history. A fully completed verification of employment must be signed and dated by the borrower’s employer. A borrower may substitute the following in place of the verification of employment: the most recent pay stub showing year-to-date earnings and one of the following: (i) prior two years W-2 forms; or (ii) telephone verification of employment. A certified statement from the employer’s certified public accountant or six months of bank statements showing earnings deposits may be substituted for a current pay stub. Verification requirements for self-employed borrowers will vary depending on the business classification, but all require personal tax returns for the two most recent years. We use IRS Form 4506 to verify the validity of all tax returns submitted to us by all self-employed borrowers.

      We generally require a minimum down payment of 5% on the purchase of manufactured homes. A down payment greater than 10% may be considered as a compensating factor for an exception to another guideline. We obtain verification of down payment on all originations and acquisitions. Verification of down payment is obtained via any combination of certified funds, bank statements, bank deposit/receipts, gift letters and/or other appropriate documentation. Generally, the maximum amount financed with respect to a new manufactured home will equal the sum of:

•	125% of the manufacturer’s invoice, excluding intangibles or immaterial items such as freight, association dues, furniture, décor packages and other miscellaneous items;

•	100% of taxes, freight, fees, insurance and other miscellaneous items;

•	100% of the retailer’s cost for approved retailer installed options, up to 25% of the manufacturer’s invoice; and

•	set-up expenses of $2,000 per section, up to a maximum of $6,000.

      The maximum amount financed with respect to a pre-owned manufactured home may not exceed 145% of the base as reflected in the Manufactured Housing Appraisal Guide published by the National Automobile Dealers Association, or NADA. This guide provides used values on manufactured and modular homes made by over 725 manufacturers with over 6,100 trade names. Generally, the maximum amount financed with respect to a pre-owned manufactured home will equal the sum of:

•	95% of base NADA or appraised value;

•	100% of taxes, freight, fees and insurance;

•	100% of approved retailer installed options, up to 15% of the base NADA or third party valuation; and

•	set-up expenses of $2,000 per section of manufactured home, up to a maximum of $6,000.

      In specially approved markets a comparable appraisal is used to determine chattel manufactured home values through our Comparable Appraisal Program. After an 18-month testing phase, we implemented this program in May 2002. In these markets the standard formulas do not adequately account for the local real estate market’s effect on manufactured home values placed in desirable communities. Homes in these desirable communities are sold at higher prices than are typical for the same home situated in other locations. The communities and the appraisers used for the Comparable Appraisal Program are approved for the program based on specific and strict guidelines. Loan amounts in the Comparable Appraisal Program will generally not exceed 95% of the comparable appraisal value.

      The minimum down payment for a land-home contract is 5%, while the loan amount cannot exceed 100% of the appraised value of the land and home combination.

      The industry norm is to use loan-to-value ratio as a shortcut calculation of the relative equity in a loan. The following table shows the percentage of loans Origen Financial L.L.C., its predecessors and we have originated in various loan-to-value ranges since April 1996.

Percentage of
Loans
Originated
from April
1996 through
Loan-to-Value	March 31, 2004

LESS THAN OR EQUAL TO 80%	19.48%
81-90%	41.56%
90-95%	37.23%
96-100%	0.72%
>100%	1.01%

      We change our underwriting guidelines from time to time based on our business judgment and in response to market and competitive conditions. Exceptions to our underwriting guidelines are made from time to time based on various compensating factors.

      We require a pre-funding telephone interview directly with the borrower on 95% of our loans. Our loan funders utilize a phone interview script that is fully automated within our loan origination system. The system prompts the interviewer with a dynamic series of questions for the borrower, provides the interviewer with the correct answer, and chooses the next question based on the borrower’s answers to previous questions. If the answers during the interview fail our criteria, then the loan cannot be funded unless corrected and documented by a supervisor. This process helps assure us that the home has been properly set up, that the borrower fully understands the transaction, has properly disclosed downpayment and occupancy information, and is satisfied with the overall service from the dealer.

      We perform a post-funding quality control review of a random sample of approximately 10% - 20% of the contracts funded each month. The review involves:

•	the verification of the existence and accuracy of the underwriting documentation, including verification of down payment, verification of income and employment, and a random review of appraisals and inspections;

•	recalculation of the borrower’s income and debt-to-income ratios;

•	a re-underwrite review of the credit report and other loan factors to determine if the borrower’s credit pattern complies with our guidelines; and

•	a review of the appraisal for completeness and validity.

      The quality control program is administered by our Senior Credit Officer, who reports to our Executive Vice President of Portfolio Management. This division has direct reporting responsibility to the Chief Executive Officer and is separate from both our sales and operations activities. Quality control review results are forwarded to the operations executives and other senior managers. The audit team meets monthly with the credit underwriters to review the audit results and provide direct feedback.

Servicing

      We service the manufactured home loan contracts that we originate as well as manufactured home loan contracts owned by third parties. As of March 31, 2004, our loan servicing portfolio of over 31,500 loans totaled approximately $1.3 billion. Our annual servicing fees range from 50 to 150 basis points of the outstanding balance on manufactured home loans serviced. The vast majority of loans we service are included in securitized loan pools.

      We intend to conduct all of our servicing activities in a taxable REIT subsidiary. To preserve our qualification as a REIT, however, not more than 20% of the total value of our assets may be represented by securities of one or more taxable REIT subsidiaries. This limitation may restrict the growth of our servicing subsidiary with the potential for decreased revenue. Moreover, our servicing taxable REIT subsidiary will be subject to corporate federal income tax on its income.

      Servicing activities include processing payments received, recording and tracking all relevant information regarding the loan and the underlying collateral, collecting delinquent accounts, remitting funds to investors, repossessing houses upon loan default and reselling repossessed homes. Our loan servicing activities are centralized at our national loan servicing center in Ft. Worth, Texas.

      We rely heavily on technology to effectively service loan contracts, including a comprehensive default management system with workflow technology, a predictive call management system and an automatic call distribution system with extensive reporting capabilities. In the fourth quarter of 2004, we plan to introduce an interactive voice response unit that will allow customers 24-hour account access, including automated check-by-phone payment processing.

      Our loan counselors undergo a rigorous training and certification program. Specialized collections and loss mitigation strategies help keep marginal accounts solvent and our asset management department handles non-performing assets with recovery levels that are consistently at or near the top of the industry.

      We perform the following key servicing-related activities.

Loan Services

•	Loan Administration. Although electronically interfaced with our loan origination system, we manage the loading of each loan into our servicing system to ensure the quality of information.

•	Customer Service. We perform all customary customer service functions, including answering general questions from borrowers, processing pay-off requests and updating customer information.

•	Payment Processing. We post and track all incoming payments utilizing a bank lock-box arrangement with daily electronic data transfer. We also manually process those payments that we receive directly.

•	Claims. We manage all insurance-related claims, including third-party force-placed insurance issues.

•	Titling. We ensure that all collateral titles are properly recorded and documented.

•	Imaging. We scan all critical documentation and make data available electronically to all employees with appropriate security access typically within 24 to 72 hours of our receipt of the documentation. We have imaged all documentation for all loans Origen Financial L.L.C., its predecessors and we have originated.

Default and Delinquency Services

•	Dialer Operations. We use predictive dialing campaigns to collect on loans in the early stages of delinquency. Depending on the risk profile of the loan, we begin predictive dialing activity between three days and three weeks after a missed payment. All dialer campaigns use historical data to select specific time-of-day intervals that have historically been most successful.

•	Collections. In addition to direct telephone contact, we attempt to collect amounts owing on delinquent and defaulted loans by sending reminder notices, collection letters, letters of default and automated taped messages. We also use field collectors, both contract and full-time employees, to visit the homes and make face-to-face contact with delinquent borrowers. The methods used to attempt to collect each delinquent or defaulted loan depend on the risk profile of the borrower, the value of the home, the amount owed and other relevant factors. The obligor is mailed a collection letter on the 15th day of delinquency, and subsequent letters are mailed at various stages of delinquency. The automated collection system is used to track collection efforts and results. The system places all delinquent loans in the appropriate collector’s queue and prioritizes the loans for contact by the collector. All contact with the obligor is documented on the collection system to build a collection history on the loan. The automated collection system provides collection managers with the ability to track the productivity of individual collectors and manage the overall performance of the staff.

•	Bankruptcy. We manage the collections and servicing of loans made to borrowers who subsequently file for personal bankruptcy, as permitted under applicable bankruptcy law.

•	Repossession and Foreclosures. We undertake legal action to obtain possession of both chattel and real estate owned properties, as necessary.

•	Deficiency Balances. In October 2003, we entered into a relationship with a third-party vendor to assist us in collecting deficiency balances after collateral is repossessed and liquidated. The proceeds of any such collections are applied to the balance of the loan and any unpaid fees, which reduces our loan losses. Through March 31, 2004, we have collected over $250,000 in cash and have received promises to pay approximately $300,000 in additional deficient balances.

Special Services

•	Specialized Collections. We perform portfolio-specific and focused collections as needed, utilizing highly skilled and senior collection professionals.

•	Loss Mitigation. We prepare complete analyses of hardship conditions and alternatives to repossession that produce bona fide savings to us and our investors. We utilize a comprehensive set of procedures detailing all steps in the process including decision tree analysis and reporting of the amount mitigated.

Asset Management

      We dispose of all repossessed manufactured homes through the most advantageous and effective marketing channels available.

•	Remarketing. We comprehensively evaluate each defaulted loan and sell all non-earning assets through wholesale, retail, auction, direct lending, or other channels to maximize investor return and minimize cycle time and expenses. We use an automated system to perform repossession resale analysis, track related expenses, obtain required management approval and report repossession and remarketing activity. Depending on the age and condition of a repossessed manufactured home, we may invest additional funds in order to refurbish the home prior to sale.

•	Field Services. A core group of seasoned field specialists knowledgeable in manufactured home valuations and changing local market conditions assists in the re-marketing process. Selected vendors assist in borrower interviews, securing repossessed assets, and in certain loss mitigation efforts.

      The recovery rates on our defaulted manufactured home loans have exceeded industry averages as a result of our multiple remarketing channels, our seasoned field specialists and our continued presence as an originator of manufactured home loans, as demonstrated in the following static pool comparison chart. This chart does not include data on commercial mortgage loans originated by our predecessors.

Origen Financial vs. Manufactured Housing Industry(1)

Average Net Recovery During Six Months Ended February 29, 2004 of
Loans Originated/Securitized by Year

(1)	Industry data not available for loans originated or securitized in 2003.

Industry Source: CSFB Manufacts

Insurance

      As a complement to our origination and servicing business, we have historically placed property and casualty insurance for lapsed policies, primarily for manufactured home loans we have serviced or originated. We believe we can increase insurance revenues by expanding, developing, implementing, and executing a full range of insurance product offerings. These offerings include:

•	physical damage, liability and extended warranty coverage for home only consumers at point of sale and annual renewal;

•	homeowner, liability and extended warranty coverage for land-home consumers at point of sale and annual renewal; and

•	force-placed insurance for lapsed policies.

      We estimate that the closing of approximately 30% of all manufactured home loans we originate is delayed because the borrower has not obtained insurance or the insurance policy obtained by the borrower does not meet our guidelines. By offering our borrowers the opportunity to obtain insurance from us, we are able to close loans more quickly and efficiently because all insurance policies placed through us will meet our guidelines.

      We have the following strategy for generating income from our insurance operations:

•	Homeowners Insurance. We intend to focus on the sale of homeowners’ insurance at the point of loan origination by developing policies that encourage alternative payment options with respect to, or financing of, insurance premiums, and the expediting of the loan funding.

•	Homeowner Policy Renewals. According to industry-leading point-of-sale insurance companies, approximately 70% of consumers renew their existing insurance policy. We believe policy renewals by consumers that purchase insurance we place will allow us to grow our insurance business significantly.

•	Force-Placed Policies. Under the terms of our loan contracts, consumers are required to have physical damage or homeowner’s insurance. If there is a lapse in coverage, a policy covering the loan must be put in place. We will provide this policy for the consumer.

We believe these products and services will streamline the loan funding process and enhance our reputation as a full service provider in the industry.

      We intend to conduct our insurance operations through a wholly-owned subsidiary. The subsidiary will act as an agent for a nationally-recognized insurance underwriter in placing insurance and will receive a commission for its services. In order to act as an agent and receive commissions, our insurance subsidiary must have an insurance agency license from each state in which it places insurance and receives a commission. We are in the process of applying for such licenses for our insurance subsidiary. We will not be permitted to receive commissions from the placement of insurance in those states in which we do not have the necessary license until we obtain a license.

      Our insurance subsidiary will be a taxable REIT subsidiary. To preserve our qualification as a REIT, however, not more than 20% of the total value of our assets may be represented by securities of one or more taxable REIT subsidiaries. This limitation may restrict the growth of our insurance subsidiary with the potential for decreased revenue. Moreover, our insurance taxable REIT subsidiary will be subject to corporate federal income tax on its income.

Treasury Functions

      Securitizations. We have securitized our manufactured home loans and intend in the future to originate and acquire manufactured home loans for securitization. After accumulating enough manufactured home loans (typically not less than $125 million), we use transactions known as asset-backed securitizations to pay off short term debt, replenish funds for future loan originations, limit credit risk, and match the maturity of interest rates on borrowings with the interest rates on our manufactured home loans. In our securitizations, the manufactured home loans are transferred to a bankruptcy remote trust that then issues bonds, typically both senior and subordinate, collateralized by those manufactured home loans. By securitizing loans in this way, we eliminate the credit risk on our manufactured home loans up to the amount of bonds sold to investors. Likewise, the form of securitization is designed to insulate the securitized loans from our creditors if we file for bankruptcy so that the loans supporting the bonds issued by the trust will not be encumbered. This process enables us to fund our business at competitive rates without asset-backed bond investors relying on our corporate credit-worthiness.

      These securitization transactions can be structured as a sale or a financing for accounting purposes. In 2001 and 2002, we completed two public securitizations of $163.4 and $129.6 million, respectively, of asset-backed certificates secured by manufactured home loans that were treated as sale transactions for accounting purposes. By accounting for the securitizations as sales, the manufactured home loans and any borrowings associated with those loans are not recorded on our balance sheet. Often, sale treatment permits a company to recognize gain on sale income in the period in which the transaction occurs by establishing an asset that is represented by the estimate of future cash flows it will receive on the pool of securitized loans. When the actual cash flows differ from the estimate, the asset recorded on the balance sheet may need to be reduced or eliminated entirely, which gives rise to losses. Currently, we have a $749,000 residual interest asset on our balance sheet that represents the present value of the future cash flows, discounted using a 12% discount rate, that we expect to receive from the 2002 securitization. There is no residual asset recorded on the balance sheet for the 2001 securitization. All of our securitizations after the 2002 securitization have been accounted for as financings. Financing treatment requires us to retain the manufactured home loans on our balance sheet as assets and to recognize the balance of the bond obligations as liabilities. No gain on sale earnings are recognized as a result of using financing treatment. Although the bond obligations are recognized on the balance sheet as liabilities, the noteholders have claims only against the associated manufactured home loans in that securitization as collateral to repay the bond obligation. We intend to continue to structure our future securitizations so that they are accounted for as financings.

      During the first quarter of 2004, we completed a public securitization of approximately $200 million of asset-backed certificates secured by manufactured home loans. During the period 2001 through 2003, Origen Financial L.L.C. and its predecessors completed two public securitizations and one private securitization aggregating approximately $590 million. We are required to provide credit enhancements for our securitizations. As of February 29, 2004, our existing securitizations had the following credit enhancements:

•	2001 Public Securitization. There is no overcollateralization in the 2001 public securitization. This means that the principal amount of the manufactured home loans in the securitized pool is not greater than the principal amount of the notes issued. The only credit enhancement is the excess interest, or

“spread,” which is the amount by which the interest from payments on the manufactured home loan collateral exceeds the interest paid to noteholders in the securitization.

•	2002 Public Securitization. In addition to the spread, there is an overcollateralization amount of $8.9 million in the 2002 public securitization. This means the principal balance of the manufactured home loans is $107.5 million and the principal balance of the notes is $98.6 million.

•	2003 Private Securitization. In addition to the spread, there is an overcollateralization amount of $37.9 million in the 2003 private securitization. This means the principal balance of the manufactured home loans is $138.5 million and the principal balance of the notes is $100.6 million. In addition, the Company is liable on the notes to the extent of an additional $10.5 million, and this amount is secured by all of our remaining assets. Gary A. Shiffman, one of our directors, and William M. Davidson, the principal of one of our stockholders, have also personally guaranteed our obligation, limited to our $10.5 million exposure in the aggregate.

•	2004 Public Securitization. In addition to the spread, there is an overcollateralization amount of $39.0 million in the 2004 public securitization. This means the principal balance of the manufactured home loans is $236.0 million and the principal balance of the notes is $197.0 million.

      We may issue non-Real Estate Mortgage Investment Conduit (“REMIC”) collateralized bond obligations (“CBOs”) collateralized by previously issued CBOs or asset backed securities in transactions known as “resecuritizations.” We will structure a resecuritization in the same manner as a securitization. We may elect to conduct certain of our securitization activities through one or more taxable REIT subsidiaries or qualified REIT subsidiaries formed for such purpose. To the extent consistent with the REIT provisions of the Internal Revenue Code, such entity may elect to be taxed as a REMIC or a Financial Asset Securitization Investment Trust (a “FASIT”). We intend to structure our securitizations so as to avoid the attribution of any “excess inclusion” income to our stockholders. We cannot assure you, however, that our securitization transactions will produce no “excess inclusion” income. See “Material U.S. Federal Income Tax Consequences — Ownership of Residual Interests in REMICs.”

      Credit Risk Management. We will be exposed to various levels of credit and special hazard risk with respect to our assets, the amount of which risk will depend on the nature of the underlying assets and the nature and level of credit enhancements supporting such assets. We will originate or purchase loans that meet minimum debt service coverage standards we establish. Management will review and monitor credit risk and other risks of loss associated with each investment. Our board of directors will monitor the overall portfolio risk and review levels of provision for loss.

      Asset/Liability Management. To the extent consistent with our election to qualify as a REIT, we will follow an interest rate risk management policy intended to mitigate the negative effects of major interest rate changes. We may minimize our interest rate risk from borrowings both through hedging activities and by attempting to structure the key terms of our borrowings to generally correspond (in the aggregate for the entire portfolio, and not on an asset-by-asset basis) to the interest rate and maturity parameters of our assets.

      Subject to our compliance with the requirements for REIT qualification, we may enter into hedging transactions to protect our investment portfolio from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivative securities and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as management determines is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our status as a REIT. Management may elect to have us bear a level of interest rate risk that could otherwise be hedged when management believes, based on all relevant facts, that bearing such risk is advisable.

      Other Policies. We intend to invest and operate in a manner consistent with the requirements of the Internal Revenue Code to establish and maintain our qualification as a REIT for federal income tax purposes (see “Material U.S. Federal Income Tax Consequences — Our Qualification as a REIT”), unless, due to changes in the tax laws, changes in economic conditions or other fundamental changes in our business environment, the board of directors, with the consent of the holders of a majority of the shares of our common stock entitled to vote on the question, determines that it is no longer in the best interest of Origen Financial, Inc. to qualify as a REIT.

      We intend to operate in a manner that will not subject our company to regulation under the Investment Company Act.

      We have the authority to offer shares of our capital stock and to repurchase or otherwise reacquire such shares or any other of our securities. Under certain circumstances we may purchase shares of our common stock in the open market or otherwise. Our board of directors has no present intention to cause us to repurchase any of our shares and any such action would be taken only in conformity with applicable federal and state laws and the requirements for qualification as a REIT for federal income tax purposes.

      We have no present intention to invest in the securities of other issuers for the purpose of exercising control. The decision to do so is vested solely in the board of directors and may be changed without a vote of our stockholders.

      We intend to make annual or other reports to security holders consistent with our reporting obligations under applicable laws and the listing standards of the Nasdaq National Market. Such reports will include financial statements certified by our independent public accountants, to the extent required by the foregoing.

      Future Revisions in Policies and Strategies. Our board of directors will approve our investment policies and our operating policies and strategies as set forth in this prospectus. Among other factors, developments in the market that affect the policies and strategies described herein or which change our assessment of the market may cause the board of directors to revise our policies and strategies.

Competition

      The manufactured housing finance industry is very fragmented. The market is served by both traditional and non-traditional consumer finance sources. Several of these financing sources are larger than us and have greater financial resources. In addition, some of the manufactured housing industry’s larger manufacturers maintain their own finance subsidiaries to provide financing for purchasers of their manufactured homes. Our largest competitors in the industry include Chase Home Finance, Inc., and Clayton Homes, Inc., through its subsidiary 21st Mortgage Corporation. In addition, we expect that GMAC Manufactured Housing, a newly-created business unit of Residential Funding Corporation, may become a significant competitor. Traditional financing sources such as commercial banks, savings and loans, credit unions and other consumer lenders, many of which have significantly greater resources than us and may be able to offer more attractive terms to potential customers, also provide competition in our market. Competition among industry participants can take many forms, including convenience in obtaining a loan, amount and term of the loan, customer service, marketing/distribution channels, loan origination fees and interest rates. To the extent any competitor expands their activities in the manufactured housing industry, we could be adversely affected.

Regulation and Supervision

      Our manufactured housing finance business encompasses both chattel lending (manufactured home-only loans) and residential mortgage lending (land-home loans) to consumers as well as loan servicing, typically for loans originated by manufactured housing retailers and loan brokers specializing in the manufactured housing sector. Currently, we originate home-only loans in 41 states and originate land-home loans in 35 states. We also currently conduct servicing operations in 41 states. Most states where we operate:

•	require compliance with state laws or regulations concerning qualifying to do business and licensing or other authority to engage in our lending and servicing activities;

•	require compliance with state laws or regulations or other consumer protection measures and fair trade practices (including prohibitions on discrimination based on race, color, national origin, religion, gender, age, disability, marital status or other bases);

•	limit the interest rate and other charges that may be imposed related to the loan, or prescribe certain other terms of the loan contracts, including specific notice provisions, loan terms, or other items (although some of these state laws are preempted by federal laws applicable to us);

•	regulate the sale and type of insurance products that we may offer and the insurers for which we may act as agent;

•	require that our insurance agency subsidiary comply with regulations and licensing requirements of state insurance departments in order for us to receive commissions for insurance products placed by our insurance agency subsidiary; and

•	define our rights to collect loan payments, foreclose and/or repossess and sell collateral.

      These laws, which include installment sales laws, consumer lending laws and mortgage lending laws, differ from state to state, making uniform operations difficult. Most states periodically conduct examinations of our contracts and loans for compliance with state laws.

      In addition to state laws regulating our business, our consumer lending and servicing activities are subject to numerous federal laws and the rules and regulations promulgated thereunder, including the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, the Magnuson-Moss Warranty Act, the Patriot Act, the Fair Debt Collection Practices Act, and, in some instances, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act, and Title V of the Gramm-Leach-Bliley Act, as well as certain rules of the Federal Trade Commission. These laws, among other things, require that certain disclosures be made to applicants, prohibit misleading advertising and protect against discriminatory financing or unfair credit or collection practices. The Truth in Lending Act and Regulation Z promulgated thereunder require disclosure of, among other things, the terms of repayment, the final maturity, the amount financed, the total finance charge and the annual percentage rate charged on each manufactured home loan contract. The Real Estate Settlement Procedures Act requires similar disclosures with respect to land-home loans. The Equal Credit Opportunity Act prohibits creditors from discriminating against loan applicants (including retail installment contract obligors) on the basis of race, color, national origin, religion, gender, age, marital status, reliance upon public assistance income or the consumer’s exercise of rights under the Consumer Credit Protection Act. Under the Equal Credit Opportunity Act and the Fair Credit Reporting Act, creditors are required to make certain disclosures to consumers regarding their rights, and to provide certain notices of adverse credit decisions to consumers who have applied for credit. The Fair Debt Collection Practices Act regulates the collection of loans and enforcement of a creditor’s security interest. The rules of the Federal Trade Commission limit the types of property a creditor may accept as collateral to secure a consumer loan and set guidelines for the practices a creditor may use to collect its own debts, and its “holder in due course” rules provide for the preservation of a consumer’s claims and defenses when a consumer obligation is sold or assigned to a third party. The Federal Trade Commission also administers the Magnuson-Moss Warranty Act, which establishes standards for written warranties, implied warranties and service contracts offered to consumers on consumer products.

      In addition to regulations governing our lending and servicing business, the manufactured homes we finance must comply with HUD standards and specifications. These rules and regulations establish standards for the physical design and construction of manufactured homes and require manufacturers and retailers to comply with certain procedures when selling a manufactured home and to warrant compliance with the HUD rules and regulations.

      The federal and state laws and regulations discussed above and other laws and regulations affecting our business, including zoning, density and development requirements and building and environmental rules and regulations, create a complex framework in which we originate and service manufactured home loans. Moreover, these laws and regulations are subject to changes by regulatory authorities and by judicial interpretation and are expected to continue to change.

      The regulatory procedures discussed above are subject to changes by the regulatory authorities. There are no assurances that future regulatory changes will not occur. These regulatory changes could place additional burdens on us and our subsidiaries.

Employees

      As of March 31, 2004, we employed 254 full time employees. None of our employees are subject to collective bargaining agreements. We believe our relations with our employees are generally good.

Legal and Administrative Proceedings

      We are not involved in any litigation other than routine litigation arising in the ordinary course of business. We are not a party to any state or federal regulatory compliance administrative proceeding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Management’s discussion and analysis of financial condition and results of operations and liquidity and capital resources contained within this prospectus is more clearly understood when read in conjunction with our historical financial statements and the historical financial statements of Origen Financial L.L.C. and Bingham, as well as the related notes. The notes to the financial statements provide information about us, Origen Financial L.L.C. and Bingham, as well as the basis for presentation used in this prospectus.

Overview

      On October 8, 2003, we began operations upon the completion of a private placement of $150 million of our common stock to certain institutional and accredited investors. On February 4, 2004, we completed another private placement of $10 million of our common stock to one institutional investor. In connection with and as a condition to the October 2003 private placement, we acquired all of the equity interests of Origen Financial L.L.C. We also took steps to qualify Origen Financial, Inc. as a REIT. Currently, most of our operations are conducted through Origen Financial L.L.C., which is our wholly-owned subsidiary. We conduct the rest of our business operations through our other wholly-owned subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that we comply with the federal income tax rules applicable to REITs.

      The historical financial statements of Origen Financial L.L.C. and Bingham represent the combined financial condition and results of operations of those entities. We believe that the businesses, financial statements and results of operations of those entities are quantitatively different from ours. Those entities’ results of operations reflect capital constraints and corporate and business strategies, including commercial mortgage loan origination and servicing, which are different than ours. We also have elected to be taxed as a REIT. Accordingly, we believe the historical financial results of Origen Financial L.L.C. and Bingham are not indicative of our future performance.

      From its inception in 1996, Bingham’s business consisted of originating and servicing manufactured home loans and commercial real estate loans. In December 2001, Origen Financial L.L.C. was organized and capitalized with $40 million. Effective December 18, 2001, Origen Financial L.L.C. acquired Bingham’s manufactured home loan origination and servicing business.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. On an on-going basis, we evaluate these estimates, including those related to reserve for credit losses, recourse liabilities, servicing rights and retained interests in loans sold and securitized. Estimates are based on historical experience, information received from third parties and on various other assumptions that are believed to be reasonable under the circumstances, which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Transfers of Financial Assets: We engage in securitizations and whole loan sales of our manufactured home loan receivables. Securitizations may take the form of a loan sale or a financing. We structured all loan securitizations occurring before 2003 as loan sales for accounting purposes. Our 2003 private securitization with Citigroup is structured as a financing. In the future, we intend to structure and account for our securitizations as financings. When a loan securitization is structured as a financing, the financed asset remains on our books along with the recorded liability that evidences the financing. Income from both the loan interest spread and the servicing fees received on the securitized loans are recorded into income as earned. An appropriate allowance for credit losses is maintained on the loans. When a loan securitization is structured as a loan sale, any gains and losses are recognized in the consolidated statements of operations when we relinquish control of the transferred financial assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 140 “Accounting For Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” We record certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans. At the time of the sale we estimate these amounts based upon a declining principal balance of the underlying loans, adjusted by an estimated prepayment and loss rate, and we capitalize these amounts using a discount rate that market participants would use for similar financial instruments. These capitalized assets are recorded as retained interests in loans sold and securitized and capitalized servicing rights. We assess the carrying value of the retained interests for impairment on a monthly basis. Any subsequent changes in fair value of the retained interests are recognized in the consolidated statements of operations. The use of different pricing models or assumptions could produce different financial results. There can be no assurance that our estimates used to determine the value of retained interests and the servicing asset valuations will remain appropriate for the life of the securitization.

      Allowance for Credit Losses: Our loan portfolio is comprised of manufactured home loans with an average loan balance of less than $50,000. The allowance for credit losses is determined at the portfolio level and computed by applying loss rate factors to the loan portfolio on a stratified basis using current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent). Our loss rate factors are based on historical loan loss experience and are adjusted for economic conditions and other trends affecting borrowers’ ability to repay and estimated collateral value. The allowance for loan losses represents an unallocated allowance; there are no elements of the allowance allocated to specific individual loans or to impaired loans.

      Liability for Loans Sold With Recourse: We periodically sell manufactured home loans on a whole-loan basis. At the time of such loan sales, we recognize recourse liabilities pursuant to our future obligations, if any, to the applicable loan purchasers under the provisions of the respective sale agreements. Under existing recourse provisions, we are required to repurchase any loan contract that goes into default, as defined in the respective loan agreement, for the life of each loan sold, at an amount equal to the outstanding principal balance and accrued interest, and refund any purchase premiums. The loan purchasers have no recourse to our other assets for failure of debtors to pay when due.

      The loan pools subject to recourse provisions are comprised of manufactured home loans with an average loan balance of less than $50,000. The estimated recourse liability is calculated based on historical default rates and loss experience for pools of similar loans we originate and service. These loss rates are applied to each pool of loans subject to recourse provisions and the resulting estimated recourse liability represents the present value of the expected obligations under those recourse provisions. The loss rates are adjusted for economic conditions and other trends affecting borrowers’ ability to repay and estimated collateral value. The recourse liability is calculated at a portfolio level and there are no elements of the estimated recourse liability allocated to specific loans.

      Derivative Financial Instruments: We have periodically used derivative instruments, including forward sales of U.S. Treasury securities, U.S. Treasury rate locks and forward interest rate swaps to mitigate interest rate risk related to our loans receivable and anticipated sales or securitizations. We follow the provisions of Statement of Financial Accounting Standards No. 133,“Accounting for Derivative Instruments and Hedging Activities” (as amended by Statement of Financial Accounting Standards No. 149, “SFAS 133”). Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.

      Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings.

      Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings. We used interest rate swaps to hedge a significant portion of the approximately $273.4 million in floating rate notes payable outstanding at December 31, 2003, related to our securitization arrangement with Citigroup. There were no derivative instruments used during 2002 or 2001 or designated as hedges at December 31, 2002 or 2001.

      Stock Options: In connection with our formation, we adopted a stock option plan. We have elected to measure compensation cost using the intrinsic value method in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees.”

      Goodwill Impairment: The provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” require that recorded goodwill be tested for impairment on an annual basis. The initial and on-going estimate of our fair value is based on our assumptions and projections. Once determined, the amount is compared to our net book value to determine if a write-down in the recorded value of the goodwill is necessary. As a result of this process, we have determined that there has been no impairment during any of the periods reported through December 31, 2003.

Results of Operations and Balance Sheet Data — Origen Financial, Inc.

Results of Operations for the Period October 8, 2003 through December 31, 2003

      The following table summarizes the use of proceeds from our October 2003 stock offering (in thousands).

Repayment of Notes Payable	$64,756
Redemption of Preferred Interests in Subsidiary	45,618
Payment of Underwriters’ Fees on Issuance of Common Stock	5,750
Payment of Other Fees Related to Issuance of Common Stock	2,256
Purchases of Manufactured Home Loan Portfolios	13,106
On-going Operations, Including Funding of Manufactured Home Loans	18,514

Total	$150,000

      Origen Financial L.L.C. and Bingham relied heavily on high cost short-term borrowings to fund day-to-day operations due to a lack of significant permanent capital. This lack of capital combined with losses incurred by those companies from underperforming loans originated prior to year 2002 (referred to as “legacy” loans), resulted in significant net operating losses prior to the commencement of our operations. By replacing high cost borrowings with permanent capital, we were able to dramatically reduce the cost of funds as compared to that of Origen Financial L.L.C. and Bingham.

      Because a substantial portion of the legacy loans have reached or passed their peak loss years, and have been paid down or charged off, these lesser quality loans make up a rapidly reducing percentage of our total loan portfolio. At December 31, 2003, 82% of our loan portfolio was originated after year 2001. This is significant because in year 2002 Origen Financial L.L.C. introduced a significantly improved credit-scoring model, TNGTM, and implemented new underwriting procedures around this model, which greatly improved the quality of underwriting. Primarily due to these factors, we have been able to reverse the trend of operating losses of our predecessors and have experienced profitable operations since inception through December 31, 2003. For the period, we recorded net income of approximately $2.0 million, representing $.13 per share on a fully-diluted basis. On December 31, 2003, our board of directors declared a distribution to our investors equal to 100% of our estimated taxable income. On January 30, 2004, we distributed approximately $1.5 million to our stockholders.

      We measure loan quality in several ways. In addition to using TNGTM, we also score our loans using a widely used credit-scoring model commonly referred to as FICO®, developed by the Fair Isaac Corporation.

The weighted average FICO® score for loans originated in years 2000 and 2001 was 680 and 679, respectively. In contrast, loans made in years 2002 and 2003 had weighted average FICO® scores of 709 and 719, respectively. Loans originated during October 2003 through December 2003 had weighted average FICO® scores of 728, continuing the trend of improving credit quality. Aside from the credit quality of the borrower, we have further reduced the risk of loss of loans made in years 2002 and 2003 by reducing the average loan term and lowering the average loan-to-invoice ratio (“LTI”). In year 2001, 25% of our loan production had terms less than 20 years. In 2002 and 2003, loans with terms less than 20 years represented 52% and 87%, respectively, of our loan production. We have reduced LTI where we use it to determine loan amounts by approximately 12% from 2001 to 2003.

      During the period from October 8, 2003 (the date we began operations) through December 31, 2003, we originated $50.8 million of loans, with a weighted average coupon of 9.75%. We were able to originate these loans during a period in which manufactured home shipments were at an all-time low. Manufactured home shipments tend to be cyclical and management believes that the industry is poised for increased origination and servicing opportunities.

      Interest income for the period was $7.8 million and interest expense was $2.4 million, resulting in a net interest margin of $5.4 million. On a relative basis, this is a significantly greater net interest margin than that historically realized by our predecessor companies due to the elimination of high cost borrowings. The provision for loan losses for the period of $0.8 million, represented a decreased loan loss level on an annualized basis, compared to the predecessor companies, representing the increasing credit quality of new loan production. We recorded non-interest revenue of $2.8 million for the period, which primarily related to loan servicing operations. The total principal balance of loans serviced has remained fairly static over the past two years, at approximately $1.3 billion, representing approximately 31,500 accounts. Servicing fee income is reported net of amortization of servicing assets. Non-interest expenses for the period were $6.3 million, with approximately 61% of such expenses related to employee compensation. There was no provision for federal income tax for the period, due to the fact that our taxable REIT subsidiaries operated at a loss for tax purposes after appropriate allocations of overhead from us.

      During the period, we utilized a short-term securitization arrangement provided by Citigroup as a primary funding source for our loan portfolio until such time as we obtain a warehouse facility. The interest rate on the Citigroup facility is based on one-month LIBOR plus a spread. During the period, we entered into two interest rate swap agreements that were effective as of October 2003 and November 2003 and have the effect of fixing the variable rate of the covered portion of this facility through April 2004.

Balance Sheet as of December 31, 2003

      At December 31, 2003, we held loans representing approximately $380.1 million of principal balances, which constituted over 85% of our total assets. Approximately $238.0 million of these loans were included in our February 2004 public securitization, and will continue to be carried on our balance sheet because our February 2004 public securitization was structured as a financing. To the extent the loans are eligible on an individual basis and not already included in our February 2004 public securitization, we plan to securitize such loans and issue asset-backed bonds through periodic transactions in the asset-backed securitization market. The timing of such transactions will depend on prevailing market conditions and the availability of sufficient total loan balances to constitute an efficient transaction from the perspective of overall size.

      The carrying amounts and fair value of loans receivable consisted of the following at December 31, 2003 (in thousands):

Manufactured home loans	$380,174
Accrued interest receivable	2,608
Deferred fees	(3,518)
Discount on purchased loans	(7,141)
Allowance for loan loss	(3,614)

$368,509

      The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term at December 31, 2003 (dollars in thousands):

Principal balance loans receivable	$380,174
Number of loans receivable	9,131
Average loan balance	$42
Weighted average loan yield	10.23%
Weighted average initial term	264 months

      Delinquency statistics for the manufactured home loan portfolio are as follows at December 31, 2003 (dollars in thousands):

	No. of	Principal	% of
	Loans	Balance	Portfolio

Days delinquent
31-60	193	$7,068	1.9%
61-90	83	2,943	0.8%
Greater than 90	158	6,575	1.7%

      Through our wholly-owned subsidiary, Origen Servicing, Inc., we provide loan servicing for manufactured housing loans that we and our predecessors have originated or purchased, and for loans originated by third parties. As of December 31, 2003 we serviced approximately $1.3 billion of loans, consisting of approximately $919.6 million of loans serviced for others and approximately $385.6 million of loans that we own. Included in the loans serviced for others are $212.8 million of loans that we or our predecessors originated and subsequently sold in two securitization transactions. As part of our contractual services, certain of our servicing contracts require us to advance uncollected principal and interest payments at a prescribed cut-off date each month to an appointed trustee on behalf of the investors in the loans. We are reimbursed by the trust in the event such delinquent principal and interest payments remain uncollected during the next reporting period. Also, as part of the servicing function, in order to protect the value of the housing asset underlying the loan, we are required to advance expenses, taxes, insurance costs and costs related to the foreclosure or repossession process as necessary. Such expenditures are reported to the appropriate trustee for reimbursement. At December 31, 2003, we had advances outstanding of approximately $10.5 million.

      As a result of the acquisition of Origen Financial, L.L.C. on October 8, 2003, which was accounted for as a purchase, we recorded the net assets acquired at fair value, which resulted in goodwill of $32.3 million. Based upon our estimate of the fair value of Origen Financial, Inc. at December 31, 2003, there was no impairment of the recorded value of goodwill.

      At December 31, 2003, we held 170 repossessed homes owned by us. The book value of these homes, after establishment of lower of cost or market value, was approximately $3.7 million. We also manage the repossession and disposition of homes that we service for others, and at December 31, 2003, the inventory of such homes totaled 405. The weighted average age in inventory of all homes, including those owned by us and those managed for others, was 143.8 days, as of that date.

      Accounts payable and accrued expenses totaled $14.1 million at December 31, 2003. Of this amount, approximately $3.7 million represents pending disbursement for approved loans; $1.4 million represents trade payables and accrued expenses (primarily professional fees); $5.7 million represents funds collected through our loan servicing operation for investors pending monthly disbursement to a trustee; $2.3 million represents liabilities relating to compensation and payroll; and approximately $1.0 million represents various other liabilities. The cash collections that created the $5.7 million liability for pending disbursement to investors is included in the approximately $6 million of restricted cash recorded as an asset on our books.

      In the past, our predecessor companies sold loans with recourse. At December 31, 2003, we had a recorded liability for recourse loans of $8.7 million. We monitor the performance of these loans and each month we perform a valuation to determine the adequacy of the reserve.

      On December 31, 2003, our board of directors declared a distribution to our stockholders of approximately $1.5 million (100% of our estimated taxable income). This amount differs from our book net income, on a consolidated basis, due to book/tax differences relating to timing of transactions and the exclusion of the operation of any taxable REIT subsidiaries. The distribution is reflected as a liability at December 31, 2003, and as a reduction of stockholders’ equity.

      At December 31, 2003 our total borrowings under our short-term securitization arrangement with Citigroup were $273.4 million. These funds were used to fund loans originated or purchased. Under the terms of this arrangement, originally entered into in March 2003, we pledge loans as collateral and in turn are advanced funds. On November 1, 2003 the terms of the agreement were modified by segregating the pledged loans into two separate pools designated 2003-1A and 2003-1B. The maximum advance amounts were set at $181.4 million on 2003-1A and $160.0 million on 2003-1B. The modification added a stratified advance rate for each pool and reduced the stated interest rate on pool 2003-1B. Additionally, the maturity date was fixed on 2003-1A at April 18, 2004 and on pool 2003-1B at November 16, 2004. We used the proceeds of our February 2004 public securitization (approximately $176.7 million) to pay down the Citigroup financing arrangement.

      We currently have a revolving credit facility with Bank One. Under the terms of the facility we can borrow up to $7 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon our collection of monthly payments made by borrowers under such manufactured home loans. The outstanding balance under the facility accrues interest at the bank’s prime rate. To secure the loan, we have granted the bank a security interest in substantially all of our assets. The facility terminates on December 31, 2004. At December 31, 2003 we had approximately $4 million outstanding on this facility.

      Stockholders’ equity at December 31, 2003 was approximately $142.8 million. We raised $142.2 million from our common stock offering that closed on October 8, 2003 after deducting related offering costs. We earned approximately $2.0 million for the period October 8, 2003 through December 31, 2003 and declared approximately $1.5 million in distributions in December 2003. The distributions were recorded as a liability and a reduction to stockholders’ equity. The distributions were paid in January 2004. We recorded unearned stock compensation in the amount of $1.1 million relating to restricted shares granted to executive management and independent directors concurrent with the closing of our common stock offering.

Results of Operations for the Years Ended December 31, 2003 (pro forma of Origen Financial, Inc.) and December 31, 2002 (Origen Financial L.L.C.)

      The following schedule is a pro forma presentation of the combined results of operations, for the year 2003, of Origen Financial L.L.C. (January 1, 2003 through October 7, 2003) and Origen Financial, Inc. (October 8, 2003 through December 31, 2003), as compared to the operations of Origen Financial L.L.C. for the twelve months ended December 31, 2002 (in thousands). The historical results of Origen Financial, L.L.C.

for 2003 have been combined with those of Origen Financial, Inc. because there is no difference between Origen Financial L.L.C.’s cost basis and its fair value.

			Increase
	2003	2002	(Decrease)

Revenues:
Interest income on loans	$24,175	$9,963	$14,212
Loan servicing fees	9,619	7,672	1,947
Gain (loss) on sale and securitization of loans	28	2,719	(2,691)
Other income	590	31	559

Total revenues	34,412	20,385	14,027

Costs and Expenses:
Interest expense	13,826	5,935	7,891
Preferred distribution of subsidiary equity	1,662	0	1,662
Provision for credit losses and recourse liability	5,533	16,092	(10,559)
Write down of residual interest	5,084	2,084	3,000
Compensation and benefits	20,206	16,830	3,376
Reorganization costs	—	1,554	(1,554)
General and administrative	8,169	4,987	3,182
Other operating expenses	1,894	2,090	(196)
Total costs and expenses	56,374	49,572	6,802

Net income (loss)	$(21,962)	$(29,187)	$7,225

      The following tables set forth the extent to which net interest income was affected by changes in average interest rates and average balances of interest-earning assets and interest-bearing liabilities.

	Years Ended December 31, 2003 and 2002

	Average
	Balance		Average Rate		Interest			Variance
							Increase
	2003	2002	2003	2002	2003	2002	(Decrease)	Volume	Rate

	(In thousands)
Interest-earning assets:
Manufactured home loans	$257,250	$92,623	9.40%	10.76%	$24,175	$9,963	$14,212	$15,472	$(1,260)
Other interest earning assets	6,707	1,289	1.95%	2.03%	30	62	(32)	(31)	(1)

	$263,957	$93,912	9.17%	10.67%	$24,205	$10,025	$14,180	$15,441	$(1,261)

Interest-bearing liabilities
Term loan	$197,676	$0	4.89%	0.00%	$7,253	$0	$7,253	$7,253	$0
Preferred interest	28,508	0	11.00%	0.00%	1,662	0	1,662	1,662	0
Revolving line of credit	58,540	28,180	10.49%	10.61%	5,482	3,266	2,216	2,250	(34)
Loans sold under repurchase	85,511	80,342	2.67%	2.50%	1,046	2,669	(1,623)	(1,760)	137

	$370,235	$108,522	4.17%	5.47%	$15,443	$5,935	$9,508	$9,405	$103

Interest rate spread			5.00%	5.20%
Deficit average earning assets	$(106,278)	$(14,610)	9.17%	10.67%

Net interest margin			3.32%	4.36%	$8,762	$4,090	$4,672	$6,036	$(1,364)

      Loan originations for the twelve months ended December 31, 2003 totaled $188.4 million versus $191.3 million for the full year of 2002. For year 2003, chattel loans comprised approximately 95% of loans originated compared to approximately 92% for year 2002. The balance of loans originated in each year were land-home loans, which represent manufactured home loans additionally secured by real estate.

      Interest income on loans was significantly greater in year 2003 as compared to 2002, primarily because during 2003 we utilized a combination of loan funding facilities to finance our loan portfolio on book, whereas during 2002 we sold a substantial portion of our loan portfolio in a securitized transaction, the structure of which required gain on sale treatment for accounting purposes. In March 2002, we sold approximately $135 million of our loans through a securitized structure, retaining a residual interest in such loans representing an initial retention of approximately 4%. Accordingly, we had less interest-earning assets on our books during year 2002. For the year 2003, we had average interest-earning assets of $264.0 million as compared to $93.9 million for year 2002. This was offset to a degree by lower average interest rates during 2003. Average rates for interest-earning assets during 2003 were 9.40% versus 10.67% for year 2002.

      While the average serviced loan portfolio remained fairly constant during years 2003 and 2002 at approximately $1.3 billion, we realized an increase in loan servicing fees during year 2003. Typically, we receive servicing fees of 1.00% on loans we place in securitized transactions. During 2003, we financed our loans primarily using a short-term securitized structure, the terms of which specified a servicing fee of 1.25%, resulting in higher servicing income on a significant portion of our serviced loans.

      The March 2002 securitized loan sale was accounted for using gain on sale treatment. The resulting net gain recorded in year 2002 was approximately $2.7 million. Our 2003 private securitization with Citigroup was structured as a financing.

      Other income increased substantially in year 2003 compared to 2002. Such income consists primarily of ancillary revenue relating to our loan servicing operations. This revenue is substantially derived from commissions on force-placed insurance on loans serviced and late fees retained by us as collected from delinquent borrowers.

      Interest expense increased significantly during year 2003, as compared to year 2002. As operating losses were incurred during 2002 and 2003, it was necessary to rely to an increasing degree, in the absence of adequate permanent capital, on high cost, short-term borrowed funds. Average interest-bearing liabilities for year 2003 were $370.2 million, as compared to $108.5 million for 2002. Of the $370.2 million average interest-bearing liabilities for year 2003, approximately $197.8 million related to financing treatment relating to loans receivable funded by the Citigroup facility. This was a significant reason for the increased interest expense in 2003. Average interest rates on interest-bearing liabilities were lower in 2003 than in 2002. However, the historically low rates on loan funding facilities accessed during 2003 were partially offset by the continued use of high cost borrowings to fund shortfalls in cash from operations through October 7, 2003. The average rate on interest-bearing liabilities for 2003 was 4.17% as compared to 5.47% for 2002. Interest expense incurred during years 2003 and 2002 is not indicative of future interest expense. Given our improved capital position after our October 2003 and February 2004 private placements and this offering, we anticipate that there will be no discernable need for the type of short-term, high-cost borrowings that were utilized during 2003 and 2002. We expect that our improved capital position will allow us to negotiate more favorable terms on our loan warehouse facilities in the future than was possible in 2003 and 2002.

      Provisions for credit losses and loan recourse reserves were substantially lower in year 2003 as compared to year 2002. In 2002, due to the continued performance deterioration of a pool of loans originally sold with full recourse in year 2000, it was necessary for our predecessor company to greatly increase its provision for such recourse. The principal balance of the loan pool at the date of sale was approximately $114.4 million, and as of December 31, 2003, the remaining loan principal balance is approximately $56.5 million. These loan balances are not carried on our books, since ownership of the loans was transferred to the acquiror in a true sale transaction, albeit with 100% recourse for loans that become 90-days delinquent. On a going-forward basis, we do not expect to experience any significant increases in our provision for loan recourse reserves, as the related loan balances continue to pay down and the life of the loans extend beyond the peak loss periods in their normal life cycle.

      For 2003 total credit losses on loans we originated, including losses relating to assets securitized by us and loans sold with full or partial recourse, amounted to approximately 3.37% of the average principal balance of the related loans, compared to approximately 3.70% for 2002. Because losses on repossessions are reflected in the loss ratio principally in the period during which the repossessed property is disposed of, fluctuations in the number of repossessed properties disposed of from period to period may cause variations in the charge-off ratio. At December 31, 2003, the 30 days or greater delinquency rate on loans was 5.76%, compared to 4.69% at December 31, 2002. January 2004 loan collections were much improved over the prior month, resulting in a 30 days or greater delinquency rate of 4.73% at January 31, 2004. Higher delinquency levels may result in increased repossessions and related future impairment and valuation provisions.

      Securitized loan transactions completed during years 2002 and 2001 were structured as loan sales for accounting purposes. As a result, our predecessor companies recorded an asset representing residual interests in the loans at the time of sale, based on the discounted values of the projected cash flows over the expected life of the loans sold. Due to deterioration (beginning in 2002 and accelerating in 2003) in the credit performance of these sold loans as compared to the initially projected performance, it was necessary to adjust the carrying value of these residual interests during both years 2003 and 2002. As a result, a write-down of approximately $5 million was taken in 2003 and approximately $2.1 million was taken in 2002. On a going-forward basis, we do not expect to experience this magnitude of write-down, as we only have residual balances remaining on our balance sheet of approximately $749,000. Since 2002, neither we nor our predecessor companies have used gain on sale treatment for loan securitization transactions, nor is it our intention to do so in the future.

      Compensation and benefits increased primarily due to an increase in the average number of employees between years 2003 and 2002 and costs associated with a change of control payment to one of our executives. The October 8, 2003 common stock offering triggered a change of control provision in the employment contract of the Chief Executive Officer of Origen Financial L.L.C., which was satisfied by the payment of approximately $944,000 in stock grants and cash. At December 31, 2003, we had 262 employees. The average number of employees for the year 2003 was 252 versus 236 in 2002, an increase of 6.8%. In 2002, there was approximately $1.6 million of reorganization costs, most of which were personnel related.

      General and administrative expenses increased by almost $3.2 million in 2003 as compared to 2002. This increase was largely attributable to approximately $2.5 million related to the extensive use of outside professional services, primarily law firms, in the process of determining all state licensing requirements and the securing of such licenses, as well as professional services used in the pursuit of capital, other than that incurred for the October 2003 stock offering.

Results of Operations for the Years Ended December 31, 2002 (Origen Financial L.L.C.) and December 31, 2001 (Bingham)

      On December 18, 2001, Origen Financial L.L.C. acquired the manufactured home lending operations of Bingham. Origen Financial L.L.C. used the purchase method of accounting to record the assets acquired and liabilities assumed, which required recognition of goodwill. At the date of acquisition, there was no difference between the cost basis of Bingham’s business and its fair value. Since its inception in 1996, Bingham’s business was focused primarily on originating and servicing manufactured home loans. Bingham was also engaged in the commercial real estate loan origination and servicing business. Origen Financial L.L.C. is a limited liability company, and as such does not record income taxes. Bingham, on the other hand, is a corporation and is subject to corporate-level income taxes. Given that the results of operations for 2001 included significant activities from commercial real estate loan originations and servicing, and given that Bingham was subject to corporate income tax, the results of operations for 2001 are not comparable to the results of operations for 2002 and 2003, nor are such results indicative of future results of operations.

      Interest income on loans was $10.0 million for 2002, compared to $9.5 million for 2001, representing an increase of 5.3%. The increase is primarily the result of an increase in the average outstanding loan receivable balance which was $92.6 million for 2002, compared to $89.1 million for 2001, which was an increase of

3.9%. Interest income was also affected by an increase in the average yield on the loan receivable portfolio, which was 10.76% for 2002 versus 10.33% for 2001.

      Interest expense for 2002 was $5.9 million compared to $7.9 million for 2001, which was a decrease of 25.3%. The decrease is primarily the result of the decrease in the average borrowing rate on the credit facilities used to finance loan receivables and fund operations. The average borrowing rate decreased approximately 309 basis points to 4.60% for 2002, compared to 7.69% for 2001. The decrease in the average borrowing rate is primarily related to a higher balance of the loan portfolio being financed on a repurchase facility for 2002 compared to 2001. The repurchase facility was a variable rate facility that used the 30-day LIBOR rate as an index. The average 30-day LIBOR was approximately 1.76% for 2002 compared to approximately 4.12% for 2001, representing a decrease of approximately 236 basis points.

      The following tables set forth the extent to which net interest income was affected by changes in average interest rates and average balances of interest-earning assets and interest-bearing liabilities.

	Years Ended December 31, 2002 and 2001

	Average Balance		Average Rate		Interest			Variance
							Increase
	2002	2001	2002	2001	2002	2001	(Decrease)	Volume	Rate

	(In thousands)
Interest-earning assets:
Manufactured home loans	$92,623	$89,083	10.76%	10.33%	$9,963	$9,493	$470	$87	$383
Other interest earning assets	1,289	1,902	2.03	3.73	62	71	(9)	23	(32)

	$93,912	$90,985	10.67%	10.19%	$10,025	$9,564	$461	$110	$351

Interest-bearing liabilities
Term loan	$—	$4,000	0.00%	11.68%	$0	$467	$(467)	$(467)	$0
Revolving line of credit	28,180	36,890	10.61	7.99	3,266	2,947	319	(648)	967
Loans sold under repurchase	80,342	61,483	2.50	7.26	2,669	4,461	(1,792)	1,135	(2,927)

	$108,522	$102,373	5.47%	7.69%	$5,935	$7,875	$(1,940)	$20	$(1,960)

Interest rate spread			5.20%	2.50%
Deficit average earning assets	$(14,610)	$(11,388)	10.67%	10.19%

Net interest margin			4.36%	1.86%	$4,090	$1,689	$2,401	$90	$2,311

      Loan servicing fees collected on manufactured home loans, which are reported net of amortization of servicing assets, were $7.7 million for 2002, compared to $10.2 million for 2001, resulting in a decrease of 24.5%. The decrease is primarily the result of a contractual 25 basis point decrease in the average service fee rate related to the servicing rights acquired with the acquisition of Origen Financial L.L.C.’s predecessor. The average principal balance of manufactured home loans serviced for others was approximately $1.2 billion for 2002, compared to an average outstanding principal balance of $1.1 billion for 2001, representing an increase of 8.3%.

      Periodically our predecessor companies securitized manufactured home loans. Under the extant legal structure of the companies’ securitization programs, loans originated or purchased by the companies were sold to a trust for cash. The trust sold asset-backed bonds secured by the loans to investors. If the securitization qualified as a true sale of the manufactured home loans, certain assets and income were recorded based upon the difference between all principal and interest received from the loans sold and the following factors: (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans.

      Typically the companies retained the right to service the loans securitized. Fees for servicing the loans were based on a contractual percentage per annum ranging from 0.5% to 1.25% of the unpaid principal balance of the associated loans. In the event that the securitization was structured as a sale, a servicing asset was recognized in addition to a gain on sale of loans. The servicing asset was calculated as the present value of the expected future net servicing income in excess of adequate compensation for a substitute servicer, based on common industry assumptions and the historical experience of the companies. These factors included default and prepayment speeds and a presumed discount rate.

      During 2002 Origen Financial L.L.C. securitized and sold approximately $135.0 million in principal balance of manufactured home loans compared to $165.0 million securitized and sold by Bingham in 2001. Accordingly, the retained interest, servicing asset and gain on sale of loans was recorded based on the actual principal balance of the loans delivered to the trust. The gain recognized in income as a result of the securitization represented the difference between the proceeds from the securitization and the allocated carrying cost of the loans securitized. For 2002 a gain of $2.7 million was recorded on the loans securitized compared to a gain of $5.2 million for 2001.

      The following table sets forth facts and assumptions used in arriving at the valuation of the residual interests and servicing assets shown by year of securitization (dollars in thousands):

Year of securitization	2002	2001
Original principal balance of loans	$135,001	$164,939
Outstanding principal balance of loans	$124,541	$124,360
Average stated principal balance	$41	$40
Weighted average coupon on loans	10.74%	11.73%
Weighted average remaining term to maturity (months)	295	307
Weighted average LTV	88.02%	87.74%
Weighted average pass through rate to noteholders	6.33%	7.45%
Assumed annual losses (through month 200)	.06% to 4.0%	.01% to 3.9%
Timing of losses:
Ramp (months)	1-6	1-4
Plateau (months)	7-12	5-27
Decline (months)	13-228	28-228
Assumed cumulative losses as a % of original principal	11.05%	17.28%
Annual servicing fee	1.00%	1.00%
Servicing asset	.25%	.25%
Discount rate applied to valuing the present value of cash flows associated with the retained interests	15.00%	15.00%
Prepayment speed(1)	150%	150%
Initial over-collateralization required	4.00%	1.00%
Final over-collateralization required	7.00%	4.50%

(1)	Manufactured Housing Prepayment (“MHP”) is based on an assumed rate of prepayments each month of the then unpaid principal balance of a pool of new contracts. A prepayment assumption of 100% MHP assumes constant prepayment rates of 3.7% per annum of the then unpaid principal balance of such contracts in the first month of the life of the contacts and an additional 0.1% per annum in each month thereafter until the 24th month. Beginning in the 24th month and in each month thereafter during the life of the contract, 100% MHP assumes a constant prepayment of 6.0% per annum each month.

      The carrying values of the retained interests were valued on a monthly basis. During the year ended December 31, 2002 the pool of loans securitized in March 2002 experienced defaults and losses in excess of original expectations and it was concluded that such defaults are likely to be higher than expected in future periods as well. Initially, it was estimated that total life-time defaults as a percentage of initial pool balance would be 16.15% and net lifetime losses would be 8.25%. Based on the actual performance of the loans through December 31, 2002 estimated lifetime defaults were re-assessed to be 17.41% and net losses to be 10.04%. It was believed that the increased defaults and losses were other than temporary and as a result of the changes in valuation assumptions in the retained interests an impairment charge of approximately $2.1 million was recognized for the year ended December 31, 2002.

      At December 31, 2002 and 2001, there were recorded liabilities of approximately $13.3 million and $7.9 million, respectively, related to manufactured home loans sold with recourse. For the year ended December 31, 2002 the liability was increased by $13.2 million through a charge to earnings versus an increase of $5.1 million for the year ended December 31, 2001. The pools of loans sold with recourse have experienced actual losses in excess of that originally estimated and it is likely the losses will continue into future periods. It is believed that the higher than expected losses are primarily the result of the economic downturn that began in the third quarter of 2001, made worse by the events of September 11 and continued into 2002. Accordingly, the increase in the recorded recourse liability during the year ended December 31, 2002 was the result of adjustments to the estimated cumulative life-time losses and the resulting impact on the calculated present value of expected future obligations. The estimated cumulative losses on the loans sold with recourse were increased to 21.60% compared to 11.55% at December 31, 2001. The recourse liability and related additions and transfers out of the recourse liability were as follows for the year ended December 31 (in thousands):

	2002	2001

Balance at beginning of period	$7,860	$9,313
Additional recourse agreements	25	—
Provision for recourse liability	13,178	5,067
Adjustment related to repurchase of loans put in securitization	—	(450)
Reimbursement for losses per recourse agreements	(772)	—
Transfers to allowance for credit losses	(6,971)	(6,070)

Balance at end of period	$13,320	$7,860

      For the year ended December 31, 2002 the provision for credit losses was approximately $2.9 million compared to $3.5 million for the year ended December 31, 2001, representing a decrease of 17.1%. The decrease was attributable to a decrease in the actual net losses realized on chargeoffs that totaled $8.9 million for the year ended December 31, 2002, compared to $10.0 million for the year ended December 31, 2001, which was a decrease of 11.0%.

      The allowance for credit losses as a percentage of gross manufactured home loans outstanding was 1.6% at December 31, 2002 compared to 1.4% at December 31, 2001, representing an increase of approximately 14.3%.

      The allowance for credit losses and related additions and deductions to the allowance were as follows at December 31 (in thousands):

	2002	2001

Balance at beginning of period	$1,764	$2,168
Provision for loan losses	2,914	3,528
Transfers from recourse liability	6,971	6,070
Gross chargeoffs	(17,414)	(17,822)
Recoveries	8,508	7,820

Balance at end of period	$2,743	$1,764

      Compensation and benefits were $16.8 million for the year ended December 31, 2002, versus $14.7 million for the year ended December 31, 2001, for an increase of 14.3%. The increase was primarily related to an increase in the number of full time employees (232 employees) at December 31, 2002 compared to December 31, 2001 (197 employees).

      General and administrative and other operating expenses were $7.1 million for the year ended December 31, 2002, compared to $6.6 million for the year ended December 31, 2001, for an increase of 7.6%. The increase was due primarily to increases in occupancy costs and other office expenses related to the increased number of full time employees.

      For the year ended December 31, 2002 approximately $1.6 million in costs were incurred related to a reorganization and consolidation of marketing, loan production and loan servicing operations into the Michigan and Texas offices.

Balance Sheet Comparison

      Origen Financial L.L.C. acquired the manufactured home lending operations of Bingham on December 18, 2001 and used the purchase method of accounting to record the acquisition. At the date of acquisition, there was no difference between the cost basis of Bingham’s business and its fair value.

Loans Receivable

      Net loans receivable were $173.8 million at December 31, 2002 compared to $126.6 million at December 31, 2001, representing an increase of 37.3%. The change in net loans receivable was primarily a result of the fact that in the year ended December 31, 2002 Origen Financial L.L.C. securitized and sold approximately $135.0 million in principal balance of manufactured home loans compared to the year ended December 31, 2001 in which Bingham securitized and sold approximately $165.0 million in principal balance of manufactured home loans. Loan originations for the twelve months ended December 31, 2002 were $190.8 million compared to $192.0 million for the twelve months ended December 31, 2001.

      The carrying amounts and fair value of loans receivable at December 31 consisted of the following (in thousands):

	2002	2001

Manufactured home loans	$177,828	$128,208
Floor plan loans	452	1,094
Accrued interest receivable	1,044	903
Deferred fees	(2,817)	(1,850)
Allowance for loan loss	(2,743)	(1,764)

	$173,764	$126,591

      The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term at December 31 (in thousands):

	2002	2001

Principal balance loans receivable	$177,828	$128,208
Number of loans receivable	4,067	3,117
Average loan balance	$44	$41
Weighted average loan yield	10.34%	10.85%
Weighted average initial term	23 years	26 years

      Delinquency statistics for the manufactured home loan portfolio at December 31 are as follows (dollars in thousands):

	2002			2001

	No. of	Principal	% of	No. of	Principal	% of
	Loans	Balance	Portfolio	Loans	Balance	Portfolio

Days delinquent
31-60	45	$1,789	1.0%	71	$3,346	2.6%
61-90	39	1,418	0.8%	18	791	0.6%
Greater than 90	96	4,309	2.4%	57	2,608	2.0%

      Non-performing loans as a percentage of the total portfolio of manufactured home loans available for sale decreased to 1.7% at December 31, 2002, compared to 1.8% at December 31, 2001. The gross principal balance of non-performing loans was approximately $3.2 million at December 31, 2002 compared to $2.3 million at December 31, 2001, for an increase of 39.1%. Non-performing loans are defined as those loans that are 90 or more days delinquent in contractual principal payments.

      Loan sale proceeds receivable were $3.9 million at December 31, 2002 compared to $5.7 million at December 31, 2001, representing a decrease of 31.6%. The decrease was primarily related to contractual payments received relative to the sale of approximately $114.4 million principal balance of manufactured home loans in August 2000. The loans were sold with recourse and with a deferred proceeds component equal to 1.5% of the outstanding principal balance at the time of sale. On a monthly basis, a fee of 0.125% is received (an annual rate of 1.5% divided by 12) of the outstanding principal balance of eligible loans (loans on which a payment was received from the obligor during the month).

      Servicing advances represent cash advanced for the purpose of funding required principal, interest, taxes, insurance and repossession expenses advanced on manufactured home loans that are serviced for outside investors. Servicing advances were $8.9 million at December 31, 2002 compared to $9.9 million at December 31, 2001, for a decrease of 10.1%. The decrease was primarily related to the timing of collections and reduced delinquencies on securitized pools of loans serviced, which in turn decreased the principal and interest required to be advanced to investors.

      Accounts payable and accrued expenses increased approximately 42.0% to $8.1 million at December 31, 2002, compared to $5.7 million at December 31, 2001. The increase related primarily to approximately $800,000 in expenses accrued for reorganization and consolidation of origination, underwriting and remarketing operations, an approximately $750,000 payable related to land-home mortgage loans that had closed but had not been fully funded at December 31, 2002 and an approximate $325,000 increase in accrued trade payables.

Liquidity and Capital Resources

      Our predecessor companies have sustained losses from operations since their inception, and have used, rather than provided, cash in their operations. The risks associated with the manufactured housing business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, repossessions, foreclosures and losses generally increase during economic slowdowns or recessions. For our finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured homes may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, repossessions, foreclosures, losses or increased costs would adversely affect our financial condition and results of operations.

      We require capital to fund our loan originations, acquire manufactured home loans originated by third parties and expand our loan servicing operations. At December 31, 2003, we had approximately $6.9 million in available cash and cash equivalents. As a REIT, we will be required to distribute at least 90% of our taxable income to our stockholders on an annual basis. Therefore, as a general matter, it is unlikely we will have any substantial cash balances that could be used to meet our liquidity needs. Instead, these needs must be met from cash provided from operations and external sources of capital. Historically, we have satisfied our liquidity needs through cash generated from operations, sales of our common and preferred stock, borrowings on our credit facilities and loan sales and securitizations.

      Access to the securitization market is very important to our business. In January 2004, we priced a securitized financing transaction for approximately $239 million of loans, which is funded by issuing bonds in the approximate amount of $200 million, at a duration weighted average interest cost of 5.13%. While we did not structure this transaction as a REMIC because of REIT tax issues, we structured the transaction to issue classes of bonds with different estimated maturity dates and average lives to better meet investor demands. The transaction closed on February 11, 2004. The results of this securitization transaction had a positive effect on our liquidity and capital resources. The proceeds from successful securitization transactions generally are applied to paying down our other short-term credit facilities giving us renewed borrowing capacity to fund new loan originations.

      Numerous factors affect our ability to complete a successful securitization, including factors beyond our control. These include general market interest rate levels, the shape of the yield curve and spreads between rates on U.S. Treasury obligations and securitized bonds, all of which affect investors’ demand for securitized debt. When these factors are unfavorable, as has been the case in recent years, our ability to successfully complete securitization transactions is impeded and our liquidity and capital resources are affected negatively. There can be no assurance that current favorable conditions will continue or that unfavorable conditions will not return.

      At March 31, 2004 our total borrowings were $354.4 million, of which approximately $134.4 million related to notes issued to Citigroup to fund loans originated or purchased. Under the terms of the Citigroup agreement, originally entered into in March 2003 and revised in November 2003 to split the loans into two pools, one under a note due in April 2004 and one under a note due in November 2004, we pledge loans as collateral and in turn are advanced funds. Upon closing of our securitization transaction on February 11, 2004, we applied approximately $176.7 million of proceeds to reduce the aggregate balances under the Citigroup notes, which were $273.4 million at December 31, 2003. On March 30, 2004 the terms of the agreement were modified by segregating the pledged loans into three separate pools designated 2004-1A, 2004-1B and 2004-1C. The maximum advance amount on 2004-1A (for new loan production) was set at $170.0 million, the fixed advance amount on 2004-1B (for loans originated in 2003) was set at approximately $71.6 million and the maximum amount on 2004-1C (for loans acquired from third parties) was set at $150.0 million. The modification added a stratified advance rate for each pool and reduced the stated interest rate on all three pools. Additionally, the maturity date was fixed on 2004-1A at March 29, 2005, on 2004-1B at November 16, 2004 and on 2004-1C at March 28, 2006.

      All references to historical cash flows for the twelve months ended December 31, 2003 and 2002 include the cash flows of our predecessors. Cash used in operating activities during the twelve months ended December 31, 2003, totaled $219.8 million versus $80.6 million for the twelve months ended December 31, 2002. Cash used to originate loans was comparable for the two years at $197.5 million and $209.5 million for 2003 and 2002, respectively. Loan purchases required cash of approximately $49 million in 2003 versus $0 in 2002. Proceeds from the sale of loans held for sale were $0 in 2003 and $129.1 million for 2002, reflecting the change from the gain on sale structure used for loan securitization in 2002 as compared to financing treatment in 2003. Principal collections on loans held during 2003 totaled $45.9 million as compared to $16.4 million in 2002, with such increase also relating primarily to the move away from gain on sale treatment to financing treatment for loan securitization, which resulted in substantially higher loan portfolio balances in 2003. Financing activities provided cash of $227.4 million in 2003 versus $82.2 million in 2002. The primary sources of such cash during 2003 were from the net proceeds from the issuance of common stock of $141.6 million and net proceeds from various notes payable and repurchase agreements relating to short-term securitizations of loans. The primary source of cash relating to financing activities during 2002 was from net proceeds of notes payable and repurchase agreements used to finance loans. Cash flows used in investing activities were not significant in either year. Such investments totaled $938,000 in 2003 and $1,480 in 2002.

      Net proceeds of this offering initially will provide excess short-term liquidity. Such excess liquidity will be used initially to reduce short-term borrowings and fund originations of manufactured home loans that we will have committed to make as of the closing of this offering. The net proceeds from this offering, cash generated from operations and borrowings under our Citigroup facility will enable us to meet our liquidity needs for approximately 12 months after completion of the offering, depending on market conditions which may affect loan origination volume, loan purchase opportunities and the availability of securitizations. If adverse market conditions require or if loan purchase opportunities become available, we may seek additional capital through the sale of our common or preferred stock in the short term.

      For the period October 8, 2003 through December 31, 2003, which excludes any operations of our predecessor, cash used in operating activities totaled $95.4 million. The primary components of this amount were $53.3 million used to fund originated loans and $49.0 million used to purchase loans. Netted against these amounts were approximately $11.7 million of principal collections on loans. Cash used in investing activities for the same period was $127,000, which represents capital expenditures. Cash flows from financing activities for the period were $101.2 million. This amount represents the net proceeds of $141.6 million from issuance of our common stock, net proceeds of $64.1 million from borrowings on our Citigroup facility and $1.0 million of proceeds from the sale of repossessed homes. These amounts were offset by cash used to repay short-term borrowings in the amount of $105.5 million.

      We currently have a revolving credit facility with Bank One. Under the terms of the facility we can borrow up to $7 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon our collection of monthly payments made by borrowers. The outstanding balance under the facility accrues interest at the bank’s prime rate. To secure the loan, we have granted the bank a security interest in substantially all of our assets. The facility terminates on December 31, 2004. At December 31, 2003 we had approximately $4 million outstanding on this facility.

      In addition to borrowings under our credit facilities, we have fixed contractual obligations under various lease agreements. Our contractual obligations were comprised of the following as of December 31, 2003:

	Payments Due by Period

		Less than
	Total	1 year	1-3 years	4-5 years

	(In thousands)
Securitization facility(1)	$273,404	$273,404	$—	$—
Lines of credit(2)	4,037	4,037	—	—
Operating leases	3,228	1,083	1,905	240

Total contractual obligations	$280,669	$278,524	$1,905	$240

(1)	Origen Financial L.L.C. and Origen Securitization Company, LLC are borrowers under the short-term securitization facility with Citigroup.

(2)	Origen Financial L.L.C. is the borrower under the Bank One line of credit.

      Our long-term liquidity and capital requirements consist primarily of funds necessary to originate and hold manufactured home loans, acquire and hold manufactured home loans originated by third parties and expand our loan servicing operations. We expect to meet our long-term liquidity requirements through cash generated from operations, but we will require and external sources of capital, including sales of shares of our common and preferred stock and third-party borrowings. We intend to continue to access the asset-backed securities market for the long-term financing of our loans in order to match the interest rate risk between our loans and the related long-term funding source. Our ability to meet our long-term liquidity needs depends on numerous factors, many of which are outside of our control. These factors include general market interest rate levels, the shape of the yield curve and spreads between rates on U.S. Treasury obligations and securitized bonds, all of which affect investors’ demand for securitized debt.

Quantitative and Qualitative Disclosures about Market Risk

      Market risk is the risk of loss arising from adverse changes in market prices and interest rates. Our market risk arises from interest rate risk inherent in our financial instruments. We are not currently subject to foreign currency exchange rate risk or commodity price risk.

      The following table shows the contractual maturity dates of our assets and liabilities at December 31, 2003. For each maturity category in the table the difference between interest-earning assets and interest-bearing liabilities reflects an imbalance between repricing opportunities for the two sides of the balance sheet.

The consequences of a negative cumulative gap at the end of one year suggests that, if interest rates were to rise, liability costs would increase more quickly than asset yields, placing negative pressure on earnings.

	Maturity

	0 to 3	4 to 12	1 to 5	Over 5
	Months	Months	Years	Years	Total

	(Dollars in thousands)
Assets
Cash and equivalents	$6,926	$—	$—	$—	$6,926
Restricted cash	6,017	—	—	—	6,017
Loans receivable, net	1,131	3,571	32,250	331,557	368,509
Loan sale proceeds receivable	123	335	1,392	1,107	2,957
Servicing advances	6,290	3,777	455	—	10,522
Residual interest in loan securitizations	—	—	749	—	749
Furniture, fixtures and equipment, net	206	619	1,651	—	2,476
Servicing rights	183	549	3,665	734	5,131
Goodwill	—	—	—	32,277	32,277
Repossessed homes	2,238	1,492	—	—	3,730
Other assets	2,978	1,650	52	568	5,248

Total assets	$26,092	$11,993	$40,214	$366,243	$444,542

Liabilities and Stockholders’ Equity
Liabilities:
Accounts payable and accrued expenses	$10,870	$2,766	$—	$452	$14,088
Recourse liability	740	2,073	4,988	939	8,740
Distributions payable	1,484	—	—	—	1,484
Term loan payable	176,676	96,728	—	—	273,404
Notes payable	4,037	—	—	—	4,037

Total liabilities	193,807	101,567	4,988	1,391	301,753
Stockholders’ equity
Common stock	—	—	—	152	152
Paid-in-capital	—	—	—	143,289	143,289
Accumulated other comprehensive loss	(15)	(5)	—	—	(20)
Unearned stock compensation	(118)	(360)	(636)	—	(1,114)
Retained earnings	—	—	—	482	482

Total stockholders’ equity	(133)	(365)	(636)	143,923	142,789

Total liabilities and stockholders’ equity	$193,674	$101,202	$4,352	$145,314	$444,542

Reprice difference	$(167,582)	$(89,209)	$32,862	$220,929
Cumulative gap	$(167,582)	$(256,791)	$(220,929)	$—
Percent of total assets	(642.27)%	(2,141.17)%	(549.38)%	—

      We believe the negative effect of a rise in interest rates is reduced by the anticipated short duration of our loans receivable.

      In conjunction with the short-term securitization facility with Citigroup, we entered into four interest rate swap agreements in an effort to manage interest rate risk on approximately $97.0 million in floating rate notes payable. The interest rate swaps expired on April 12, 2004. The interest rate swaps were structured to be hedges against changes in the benchmark interest rate (LIBOR) of the floating rate notes. We designated the swaps as hedges for accounting purposes. The hedges were highly effective and had a minimal impact on the results of operations. To comply with the REIT provisions of the Internal Revenue Code, the amount of our income from hedging transactions and certain other investments and activities cannot exceed 25% of our gross income. See “Material U.S. Federal Income Tax Consequences — Income Tests.” Accordingly, we regularly monitor the amount of hedging income.

      In accordance with SFAS No. 133, which requires all derivative instruments to be carried at fair value on the balance sheet, we recorded the swaps as a liability of approximately $213,000 as of December 31, 2003. Mark to market changes in the value of the swaps are included in other comprehensive income.

      The following table shows our financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments’ fair values at December 31, 2003.

	Contractual Maturity

							Total Fair
	2004	2005	2006	2007	2008	Thereafter	Value

	(Dollars in thousands)
Loans receivable	$4,703	$5,207	$5,765	$6,383	$7,068	$339,383	$368,509
Average interest rate	10.23%	10.23%	10.23%	10.23%	10.23%	10.23%	10.23%
Interest bearing deposits	6,707	—	—	—	—	—	6,707
Average interest rates	1.95%	—	—	—	—	—	1.95%
Loan sale proceeds receivable	458	380	318	269	229	1,303	2,957
Average interest rate	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%
Residual interests	—	—	—	—	—	749	749
Average interest rate	—	—	—	—	—	15.00%	15.00%

	$11,868	$5,587	$6,083	$6,652	$7,297	$341,435	$378,922

Recourse liability	2,594	1,993	1,267	885	610	1,391	8,740
Average interest rate	10.42%	10.42%	10.42%	10.42%	10.42%	10.42%	10.42%
Interest rate swap	20	—	—	—	—	—	20
Average interest rate	0.13%	—	—	—	—	—	0.13%
Term loan payable	273,404	—	—	—	—	—	273,404
Average interest rate	3.15%	—	—	—	—	—	3.15%
Notes payable, other	4,037	—	—	—	—	—	4,037
Average interest rate	4.0%	—	—	—	—	—	4.0%

	$280,055	$1,993	$1,267	$885	$610	$1,391	$286,201

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Formation

      In connection with our formation and our October 2003 private placement, we entered into a contribution agreement pursuant to which we acquired all of the interests of Origen Financial L.L.C., from certain of our founders, including an affiliate of Sun Communities, Inc. (“Sun Communities”), Bingham, Woodward Holding, LLC, and Shiffman Family, LLC. These founders, severally, and not jointly, made representations and warranties to us regarding their:

•	organization and good standing;

•	non-violation of any other agreements;

•	authority to enter into and perform their obligations under the contribution agreement;

•	ownership of clear title to the membership interests contributed; and

•	non-payment of a brokerage or finder’s fee.

      Bingham, alone, made a representation and warranty that its board of directors approved the transaction.

      None of the founders received any monetary consideration, nor did they receive any shares of our common stock, in exchange for their respective interests in Origen Financial L.L.C. Under the terms of the contribution agreement, no party is entitled to make any claim against any other party for indemnification arising from any breach of the contribution agreement. The contribution agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Our Structure

      The charts below illustrate our formation transactions (including our October 2003 and February 2004 private placements and our January 2004 sale of preferred stock) and our current structure. For more information regarding these charts, see Note F to Origen Financial, Inc.’s consolidated financial statements for the period October 8, 2003 through December 31, 2003 included elsewhere in this prospectus.

Our Formation Transaction

*	Origen Financial L.L.C. owned 100% of the common equity interests of all of its subsidiaries.

Our Current Structure

Relationships with Sun Communities

      Sun Communities, Inc. (“Sun Communities”) owns approximately 30% of our outstanding common stock. Gary A. Shiffman, one of our directors, is a director, executive officer and shareholder of Sun Communities.

      We currently have the following business relationships with Sun Communities:

•	Remarketing Alliance Program. Sun Communities has agreed to provide us certain concessions on manufactured homes we repossess in its communities. These concessions include marketing and refurbishing assistance, rent abatement during the first 12 months the repossessed home is for sale and commission abatement with respect to repossessed manufactured homes sold under the program.

•	Home Buying Made Easy Program. Sun Communities has created a program to fill vacant sites in its communities under which purchasers of manufactured homes sold by an affiliate of Sun Communities are offered low-interest loans. We originate and service the loans made through this program. Interest rates charged to the borrower are below our published rates. However, to the extent we may purchase or own these loans Sun Communities will pay us the interest differential between our published rate at origination and the rate paid by the borrower.

•	Guaranty of Licensing Bonds. Sun Communities has guaranteed our obligations to certain insurance companies in connection with the issuance to us by those companies of bonds and undertakings required by various state licensing authorities as a condition to the issuance of certain of our licenses. Our aggregate potential obligations under these bonds is approximately $5.0 million.

•	Loan Servicing. We currently service approximately $10.2 million in principal amount of manufactured home loans for Sun Communities. Sun Communities pays us annual servicing fees at rates ranging from 1.00% to 1.50%.

      In addition, Origen Financial L.L.C. and we previously entered into the following business relationships with Sun Communities and its affiliates. All of these transactions and relationships have been completed or terminated.

•	Capital Investment in Origen Financial, Inc. As part of our October 2003 private placement, an affiliate of Sun Communities purchased 5,000,000 shares of our common stock at a price per share equal to the offering price to other investors in the offering.

•	Contribution of Origen Financial L.L.C. Interest. An affiliate of Sun Communities contributed its membership interest and warrants to purchase membership interests in Origen Financial L.L.C. to us in connection with our formation and the October 2003 private placement. This entity did not receive any shares of our common stock for the contribution of its membership interest and warrants. See “— Our Structure.”

•	Loans to Origen Financial L.L.C. Sun Home Services, Inc. (“Sun Home Services”), Woodward Holding, LLC and the Milton M. Shiffman Spouse’s Marital Trust (the “Shiffman Trust”) provided financing to Origen Financial L.L.C. Mr. Shiffman and the Estate of Milton M. Shiffman collectively own stock in Sun Home Services representing 5% of the economic interest in Sun Home Services; Sun Communities is the beneficial owner of the remainder of the Sun Home Services stock. Mr. Shiffman and members of his family are beneficiaries of the Shiffman Trust. The financing provided consisted of a $48.0 million standby line of credit and a $10.0 million term loan, each bearing interest at a per annum rate equal to 700 basis points over LIBOR, with a minimum interest rate of 11% and a maximum interest rate of 15% (collectively, the “Sun Loan Facility”). In connection with the Sun Loan Facility, Origen Financial L.L.C. granted to Sun Home Services warrants to purchase 550,000 membership units of Origen Financial L.L.C., to Woodward Holding warrants to purchase 400,000 membership units and to the Shiffman Trust warrants to purchase 50,000 membership units. The exercise price of the warrants was $0.01 per unit. The warrants were contributed to us and cancelled in connection with our October 2003 private placement. The Sun Loan Facility was collateralized by a security interest in Origen Financial L.L.C.’s assets, which was subordinate in all respects to Origen Financial L.L.C.’s institutional indebtedness, and a guaranty and pledge of assets by Bingham.

      Under a participation agreement, Sun Home Services, Woodward Holding, LLC and the Shiffman Trust committed to lend the following amounts:

Total
Lender	Committed Amount

Sun Home Services	$35.5 million
Woodward Holding, LLC	$20.0 million
Shiffman Trust	$2.5 million

      On October 8, 2003, we repaid the entire principal balance of $55.5 million and all interest owing under the Sun Loan Facility and the facility was terminated.

•	Purchases of Manufactured Home Loans. In June 2003, Origen Financial L.L.C. and Sun Home Services entered into a master loan purchase agreement under which Sun Home Services from time to time could purchase from Origen Financial L.L.C. manufactured home loans at a purchase price equal to the book value of the loans (the “Sun Purchase Price”), plus accrued and unpaid interest on the loans. From June through September 2003, Sun Home Services purchased an aggregate of approximately $74.1 million in principal amount of manufactured home loans from Origen Financial L.L.C. under the master loan purchase agreement, all at the Sun Purchase Price. In a series of several transactions from June 2003 through February 2004, Sun Home Services sold back to Origen Financial L.L.C. an aggregate of approximately $74.3 million in principal amount of the manufactured home loans. Approximately $73.0 million of these loans were previously purchased by Sun Home Services under the master loan purchase agreement and the remaining $1.3 million of these loans were made under the Home Buying Made Easy Program described above. The purchase price for each such repurchase was equal to 100.10% of the Sun Purchase Price plus accrued and unpaid interest on the loans. Origen Financial L.L.C. paid approximately $13.1 million of this aggregate purchase price to Sun Home Services by causing Origen Securitization Company, LLC, Origen Financial L.L.C.’s special purpose entity that holds residual securitization interests, to issue preferred equity interests in itself to Sun Home Services. In addition, on September 30, 2003, Origen Financial L.L.C. assigned to Sun Home Services its right to receive approximately $7.4 million in preferred equity interests of Origen Securitization Company, LLC in partial satisfaction of indebtedness owing under the Sun Loan Facility, which interests Origen Securitization Company, LLC issued directly to Sun Home Services. See “—Origen Securitization Company Investment.” On October 8, 2003, the master loan purchase agreement was terminated.

•	Origen Securitization Company Investment. In a series of three transactions from June through September 2003, Sun Home Services invested in preferred membership interests of Origen Securitization Company, LLC. The preferred interests accrued a distribution preference of 11.0% per annum on the net capital contributions of the member holding the preferred interests. Origen Securitization Company, LLC issued the preferred interests to Sun Home Services as consideration for its contribution of capital to Origen Securitization Company, LLC in connection with our securitization financing arrangement with Citigroup. On October 8, 2003, we redeemed all of the preferred interests, including those of Sun Home Services. In consideration of the redemption, we paid Sun Home Services approximately $20.8 million, which represented the net capital contributions of Sun Home Services plus the accrued but unpaid distribution preferences with respect to those interests.

Relationships with Mr. Shiffman

      In addition to the transactions with Sun Communities described above, we currently have the following business relationships with Mr. Shiffman and his affiliates:

•	Guaranty of Securitization Obligations. In connection with our securitization financing arrangement with Citigroup (see “Risk Factors — Risks Related to our Business — We may not have access to capital to meet our anticipated needs, including our distribution obligations”), Mr. Shiffman and William M. Davidson, the owner of Woodward Holding, LLC, have personally guaranteed certain of our obligations under the arrangement. Their guaranty is limited to $10.5 million.

•	Related Party Lease. We lease our executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21% interest. See “Facilities.”

      In addition, Origen Financial L.L.C. and we previously entered into the following business relationships with Mr. Shiffman and his affiliates. All of these transactions and relationships have been completed or terminated.

•	Capital Investment in Origen Financial, Inc. As part of our October 2003 private placement, an affiliate of Mr. Shiffman and his family purchased 1,025,000 shares of our common stock at a price per share equal to the offering price to other investors in the offering.

•	Contribution of Origen Financial L.L.C. Interest. An affiliate of Mr. Shiffman and his family contributed its membership interest and warrants to purchase membership interests in Origen Financial L.L.C. to us in connection with our formation and the October 2003 private placement. This entity did not receive any shares of our common stock for the contribution of its membership interests and warrants. See “— Our Structure.”

•	Loans to Origen Financial L.L.C. The Shiffman Trust (of which Mr. Shiffman and members of his family are beneficiaries) was a participating lender in the Sun Loan Facility. See “— Relationships with Sun Communities — Loans to Origen Financial L.L.C.”

•	Purchase of Manufactured Home Loans. On October 8, 2003, we purchased manufactured home loans with an aggregate principal balance of approximately $1.7 million from MHFC, Inc., of which Mr. Shiffman is the sole beneficial owner. The purchase price was equal to the aggregate principal balance of the loans, plus all accrued but unpaid interest.

•	Origen Securitization Company Investment. In March 2003, two affiliates of Mr. Shiffman and his family invested in preferred membership interests of Origen Securitization Company, LLC. On October 8, 2003, we redeemed all of the preferred interests, including those of Mr. Shiffman’s affiliates. In consideration of the redemption, we paid Mr. Shiffman’s affiliates a total of approximately $14.4 million, which represented their collective net capital contributions plus the accrued but unpaid distribution preferences with respect to those interests. See “— Relationships with Sun Communities — Origen Securitization Company Investment.”

Relationships with Mr. Klein

      In addition to the transactions with Bingham described below, we currently lease our executive offices in Southfield, Michigan from an entity in which Mr. Klein and certain of his affiliates beneficially own an approximate 1% interest. See “Facilities.” In addition, as part of our October 2003 private placement, Mr. Klein purchased 50,000 shares of our common stock at a price per share equal to the offering price to other investors in the offering.

Relationships with Woodward Holding, LLC and Its Affiliates

      Woodward Holding, LLC owns approximately 11% of our outstanding common stock. Paul A. Halpern, our Chairman, is the manager of Woodward Holding, LLC, 100% of which is owned by William M. Davidson.

      We currently have the following business relationships with Mr. Davidson:

•	Guaranty of Securitization Obligations. Mr. Davidson has personally guaranteed certain of our obligations under our securitization arrangement with Citigroup. See “Relationships with Mr. Shiffman — Guaranty of Securitization Obligations.”

•	Related Party Lease. We lease our executive offices in Southfield, Michigan from an entity in which Mr. Davidson beneficially owns a 25% interest. See “Facilities.”

      In addition, Origen Financial L.L.C. and we previously entered into the following business relationships with Woodward Holding, LLC. All of these transactions and relationships have been completed or terminated.

•	Capital Investment in Origen Financial, Inc. As part of our October 2003 private placement, Woodward Holding, LLC purchased 1,750,000 shares of our common stock at a price per share equal to the offering price to other investors in the offering.

•	Contribution of Origen Financial L.L.C. Interest. Woodward Holding, LLC contributed its membership interest and warrants to purchase membership interests in Origen Financial L.L.C. to us in connection with our formation and the October 2003 private placement. Woodward Holding, LLC did not receive any shares of our common stock for the contribution of its membership interests and warrants. See “— Our Structure.”

•	Loans to Origen Financial L.L.C. Woodward Holding, LLC was a participating lender in the Sun Loan Facility. See “— Relationships with Sun Communities — Loans to Origen Financial L.L.C.”

Relationships with Mr. Rogel

      As part of our October 2003 private placement, Richard H. Rogel, one of our directors, purchased 25,000 shares of common stock at a price per share equal to the offering price to other investors in the offering.

Relationships with Bingham Financial Services Corporation

      Mr. Klein is a director and the President and Chief Executive Officer of Bingham. Messrs. Klein and Shiffman are shareholders of Bingham.

      Origen Financial L.L.C. and we previously entered into the following business relationships with Bingham. All of these transactions and relationships have been completed or terminated.

•	Contribution of Origen Financial L.L.C. Interest. Bingham contributed its membership interest in Origen Financial L.L.C. to us in connection with our formation and the October 2003 private placement. Bingham did not receive any shares of our common stock for the contribution of its membership interests. See “— Our Structure.”

•	Loan to Origen Financial L.L.C. In 2003, Bingham made a loan to Origen Financial L.L.C. in the principal amount of approximately $725,000, bearing interest at an annual rate of 11.0%. Origen Financial L.L.C. repaid this loan in full in August 2003. The loan was used for general working capital purposes.

•	Guaranty of Sun Loan Facility. Bingham guaranteed the Sun Loan Facility. The guaranty was secured by a pledge of all of Bingham’s assets. Bingham’s guaranty was terminated upon the repayment of the Sun Loan Facility. See “— Relationships with Sun Communities — Loans to Origen Financial L.L.C.”

MANAGEMENT

Directors and Executive Officers

      Upon completion of this offering, our board of directors will consist of six members. Following completion of this offering, we may determine to expand the number of directors on our board. Certain information regarding our executive officers and directors is set forth below.

Name	Position

Paul A. Halpern	Chairman of the Board of Directors
Ronald A. Klein	Chief Executive Officer and Director
Richard H. Rogel	Director
Gary A. Shiffman	Director
Michael J. Wechsler	Director
James A. Williams	Director
J. Peter Scherer	Head of Operations and President
W. Anderson Geater, Jr.	Chief Financial Officer and Secretary
Mark W. Landschulz	Executive Vice President, Portfolio Management
O. Douglas Burdett	Executive Vice President, Manager of Loan Servicing
Paul J. Galaspie	Senior Vice President and Chief Information Officer
David Rand	Senior Vice President, Sales and Marketing
Benton Sergi	Senior Vice President, Operations

      Paul A. Halpern. Mr. Halpern, 50, has been our Chairman of the Board since August 2003. He is a member of the Audit Committee and the Nominating and Governance Committee and an alternate member of the Executive Committee. Prior to co-founding Origen Financial, Inc., Mr. Halpern was a manager of Origen Financial L.L.C. from January 2002 until December 2003. Mr. Halpern is currently the manager of Woodward Holding, LLC. Mr. Halpern has also served as Vice President of Operations of Guardian Energy Management Corp., an oil and gas exploration and production company, which is a subsidiary of Guardian Industries Corp., a glass manufacturing corporation, since 1990. In addition, Mr. Halpern has served as Associate Tax Counsel of Guardian Industries Corp. since 1988. From 1979 through 1988, Mr. Halpern was employed in various capacities by both McDermott Incorporated and McDermott International, Inc. (collectively, “McDermott”), with his last position as Tax Director for McDermott Incorporated. Before joining McDermott, Mr. Halpern worked in the tax department of the public accounting firm of Alexander Grant & Company.

      Ronald A. Klein. Mr. Klein, 46, has served as our Chief Executive Officer since August 2003. He is a member of the Executive Committee. Prior to co-founding Origen Financial, Inc., Mr. Klein joined Origen Financial L.L.C.’s predecessor in February 1999 and currently serves as Origen Financial L.L.C.’s sole manager and its Chief Executive Officer. Since 1999, Mr. Klein has served as a director and as Chief Executive Officer and President of Bingham. In addition, he has served as the Managing Director of Equity Growth L.L.C., a private real estate investment company since 1994. From 1990 to 1994, Mr. Klein served as Executive Vice President of Alaron Inc., an international distributor of consumer electronics. Prior to joining Alaron Inc., Mr. Klein was a member of the Chicago Board Options Exchange since 1985. Mr. Klein has also served as the Managing Director of a financial derivatives trading firm and, before 1985, he was in the private practice of law.

      Richard H. Rogel. Mr. Rogel, 55, has been one of our directors since August 2003. He is the Chairman of the Audit Committee and a member of the Compensation Committee and the Executive Committee. Mr. Rogel has been a director of CoolSavings, Inc., a publicly-traded online direct marketing and media company, since 1996, has served as its Chairman of the Board since July 2001 and has been the Chairman of its audit committee since June 1998. In 1982, Mr. Rogel founded Preferred Provider Organization of Michigan, Inc., a preferred provider organization, and served as its Chairman from its inception until it was sold in 1997. Mr. Rogel is the President of the University of Michigan Alumni Association, chairs the University of Michigan’s Business School Development Advisory Board and serves on other boards of the University.

      Gary A. Shiffman. Mr. Shiffman, 49, has been one of our directors since August 2003. Prior to co-founding Origen Financial, Inc. Mr. Shiffman was also a manager of Origen Financial L.L.C. since its formation in 2001 until December 2003. Mr. Shiffman has served as Chief Executive Officer and as a director of Sun Communities since 1994, and as Chairman of the Board and President of Sun Communities since March 2000.

      Michael J. Wechsler. Mr. Wechsler, 64 has been one of our directors since August 2003. He is a member of the Compensation Committee and the Nominating and Governance Committee and an alternate member of the Executive Committee. Mr. Wechsler has served as Executive Vice President, Credit of CharterMac since October 2003. CharterMac is a publicly-traded real estate financial services company. Mr. Wechsler served as Chief Operating Officer of the Related Companies, L.P. from 1987 until 1997 and as Chief Credit Officer of Related from 1997 until 2003. The Related Companies, L.P. is a major developer of multifamily affordable housing nationwide, one of the largest owners of multi-family dwellings in the country and a leading syndicator of residential real estate financed with Low Income Housing Tax Credits in the United States. Prior to joining the Related Companies, L.P., he held various positions in the Real Estate Division of Chemical Bank for over twenty years. His last position was as Senior Vice President and Managing Director, with overall responsibility for the Real Estate Division’s administration and lending activities in twenty-five states and New York City.

      James A. Williams. Mr. Williams, 62, has been one of our directors since August 2003. He is the Chairman of the Compensation Committee and a member of the Audit Committee, the Executive Committee and the Nominating and Governance Committee. From 2001 until it was acquired in October 2003, Mr. Williams served as a director of Chateau Communities, Inc., a publicly-traded equity real estate investment trust and an owner/manager of manufactured home communities. Mr. Williams has been a director of Standard Federal Bank and LaSalle Bank Corporation since 2001 and has served on LaSalle’s audit committee since 2001. Mr. Williams has been a partner with Williams, Williams, Ruby & Plunkett, P.C., a Michigan-based law firm, since he founded the firm in 1972. He also currently serves as Managing General Partner of Jamison Management Company, which operates manufactured housing developments. Mr. Williams is the chairman of the Henry Ford Hospital of West Bloomfield, Michigan, and former chairman of the Michigan National Corporation.

      J. Peter Scherer. Mr. Scherer, 54, has served as our President and Head of Operations since August 2003. Prior to co-founding Origen Financial, Inc., Mr. Scherer joined Origen Financial L.L.C.’s predecessor in December 1999 and currently serves as President and Head of Operations of Origen Financial L.L.C. Since October 1999, Mr. Scherer has served as Chief Operating Officer of Bingham Financial Services Corporation. From 1984 through 1998, Mr. Scherer served in various capacities at The Taubman Company, including most recently as Senior Vice President and chairman of the asset management group. From 1976 to 1980 and from 1980 to 1984, he was an attorney with American Motors Corporation and Volkswagen of America, Inc., respectively. Prior to joining American Motors Corporation, Mr. Scherer was engaged in the private practice of law.

      W. Anderson Geater, Jr. Mr. Geater, 55, has served as our Chief Financial Officer since August 2003 and as our Secretary since January 2004. Prior to co-founding Origen Financial, Inc., Mr. Geater joined Origen Financial L.L.C.’s predecessor in April 2000 and currently serves as Chief Financial Officer of Origen Financial L.L.C. Since April 2000, Mr. Geater has served as Chief Financial Officer and Treasurer of Bingham Financial Services Corporation. From April 1994 through April 2000, Mr. Geater served as Chief Financial Officer and Chief Administrative Officer of Univest Financial Services Holdings, LLC and Central Park Capital, LLC. He also served as Chief Operating Officer of First Mortgage Strategies Group, Inc. from 1991 to 1993, and as Director of Financial Services for Pannell Kerr Forster, a public accounting firm from

1990 to 1991. From 1975 to 1990, Mr. Geater served as Executive Vice President and Chief Financial Officer of Leader Federal Bank for Savings. Prior to joining Leader Federal Bank for Savings, Mr. Geater was an audit supervisor with the public accounting firm of KPMG Peat Marwick.

      Mark Landschulz. Mr. Landschulz, 39, has served as our Executive Vice President of Portfolio Management since August 2003. Prior to co-founding Origen Financial, Inc., Mr. Landschulz joined Origen Financial L.L.C.’s predecessor in February 2000, and currently serves as Executive Vice President of Portfolio Management of Origen Financial, L.L.C. Prior to serving as Executive Vice President, Mr. Landschulz was the Chief Financial Officer of Origen Financial L.L.C. From 1997 to 2000, Mr. Landschulz was the founding principal of Landworks Enterprises, a private consulting practice. Prior to founding Landworks Enterprises, Mr. Landschulz served as Senior Vice President for Knutson Mortgage Corporation from April 1996 to December 1996. From February 1990 to April 1996, Mr. Landschulz served as a director and Vice President of GE Capital Mortgage. From 1988 to 1990, he served as Chief Financial Officer of a Fannie Mae approved seller/servicer, regional mortgage banking firm.

      O. Douglas Burdett. Mr. Burdett, 53, has served as our Executive Vice President, Manager of Loan Servicing since August 2003. He has held the same position with Origen Financial L.L.C. since May 2002. From July 1999 to April 2002, Mr. Burdett served as Vice President, National Asset Manager of CitiFinancial Associates Housing Finance and led its manufactured housing loan servicing operation. From December 1997 to July 1999, he was employed by First Union Bank as Director and Asset Manager for The Money Store. From 1972 through 1997, Mr. Burdett was employed by GE Capital Corporation, where he led its customer service, loss mitigation and default groups in a number of business units ranging from consumer and mortgage as Vice President GE Capital Mortgage to commercial and government services as Senior Vice President GE Asset Management.

      Paul Galaspie. Mr. Galaspie, 42, has served as our Senior Vice President and Chief Information Officer since August 2003. Mr. Galaspie joined the predecessor of Origen Financial L.L.C. in March 1994, and currently serves as Senior Vice President and Chief Information Officer of Origen Financial L.L.C. Beginning in March 1994, Mr. Galaspie served in various capacities for Origen Financial L.L.C.’s predecessors, including as a Senior Programmer Analyst for Saxon Mortgage Funding Corp. Prior to March 1994, Mr. Galaspie worked for PSA, a national photographic retailer, in their marketing department as a programmer/analyst.

      David M. Rand. Mr. Rand, 42, has served as our Senior Vice President, Sales and Marketing since August 2003. Mr. Rand joined the predecessor of Origen Financial L.L.C. in June 1998, and currently serves as Senior Vice President — Marketing and Business Development of Origen Financial L.L.C. Prior to joining the predecessor of Origen Financial L.L.C., he was employed by Associates First Capital Corporation as Vice President — New Business/ Product Development from April 1996 to June 1998, and as Director — Corporate Training from November 1993 to April 1996. Prior thereto, Mr. Rand held various positions with General Electric Capital Corporation.

      Benton Sergi. Mr. Sergi, 42, has served as our Senior Vice President, Operations since August 2003. He has held the same position with Origen Financial L.L.C. since June 2003. From April 2002 to June 2003, Mr. Sergi served as Executive Vice President, National Sales and Operations of HomePride Finance Corp, a subsidiary of Champion Enterprises, Inc. He also served as Senior Vice President of Sales and Operations of CIT Group, from 1997 to 2002, and held various positions with Key Bank USA, NA in its sales finance division from 1987 to 1997. Prior to joining Key Bank USA, NA, Mr. Sergi was employed by The Midwest Bank & Trust Company in its installment loan and credit card sales departments.

Board Committees

      Our board has established an Audit Committee, a Compensation Committee, an Executive Committee and a Nominating and Governance Committee. Our board of directors may establish other committees from time to time.

Audit Committee

      Our board of directors has established an Audit Committee, which consists of Messrs. Rogel (Chairman), Halpern and Williams. Our board of directors has determined that all members of the Audit Committee satisfy the independence requirements of the Nasdaq National Market rules. Our board has also determined that each of Messrs. Halpern and Rogel qualifies as an “audit committee financial expert,” as defined by the SEC, and all members of the Audit Committee are “financially literate,” within the meaning of the rules, and “independent,” under the strict audit committee independence standards of the SEC. Our Audit Committee operates pursuant to a written charter adopted by the board of directors, which is included as an exhibit to the registration statement of which this prospectus is a part. Among other things, the Audit Committee charter calls upon the Audit Committee to:

•	oversee the accounting and financial reporting processes and compliance with legal and regulatory requirements on behalf of our board of directors and report the results of its activities to the board;

•	be directly and solely responsible for the appointment, retention, compensation, oversight, evaluation and, when appropriate, the termination and replacement of our independent auditors;

•	review the annual engagement proposal and qualifications of our independent auditors;

•	prepare an annual report as required by applicable SEC disclosure rules;

•	review the integrity, adequacy and effectiveness of our internal controls and financial disclosure process;

•	approve in advance all audit and non-audit engagement fees, scope and terms with our independent auditors; and

•	meet periodically with our senior executive officers, internal audit staff and our independent auditors in separate executive sessions.

Compensation Committee

      The Compensation Committee consists of Messrs. Williams (Chairman), Wechsler and Rogel. The principal functions of the committee are to:

•	evaluate the performance of our senior executives;

•	review and approve senior executive compensation plans, policies and programs;

•	consider the design and competitiveness of our compensation plans;

•	review and make recommendations concerning our long-term incentive compensation plans;

•	approve the salaries, bonus and other compensation for all corporate officers, provided that, as to the chief executive officer, the committee will recommend appropriate salary, bonus and other compensation to the board for approval;

•	review and approve chairman and chief executive officer goals and objectives and evaluate performance in light of these objectives; and

•	produce an annual report on executive compensation for inclusion in our proxy statement.

Our Compensation Committee also administers our 2003 Equity Incentive Plan.

Compensation Committee Interlocks and Insider Participation

      Currently there are no compensation committee interlocks, none of our employees serve on the Compensation Committee and all of the Compensation Committee’s members are independent directors.

Executive Committee

      Our board of directors has established an Executive Committee, which consists of Messrs. Williams, Rogel and Klein. Messrs. Wechsler and Halpern serve as alternate members in the case of an absence of an Executive Committee member. The Executive Committee operates pursuant to a written charter adopted by the board, which is included as an exhibit to the registration statement of which this prospectus is a part. The Executive Committee exercises certain enumerated powers and duties of the board of directors between board meetings. The Executive Committee has the authority to approve the following actions:

•	the acquisition and sale of loans and loan portfolios;

•	financing transactions; and

•	the securitization of loans and loan portfolios.

Nominating and Governance Committee

      Our Nominating and Governance Committee has been formed to establish and implement our corporate governance practices and to nominate individuals for election to the board of directors. The members of our Nominating and Governance Committee are Messrs. Halpern, Wechsler and Williams. The committee is composed entirely of independent directors.

      Our Nominating and Governance Committee operates pursuant to a written charter adopted by the board, which is included as an exhibit to the registration statement of which this prospectus is a part. Among other things, the committee charter calls upon the Nominating and Governance committee to:

•	develop criteria for selecting new directors and to identify individuals qualified to become board members and members of the various committees of the board;

•	select, or recommend that the board select, the director nominees for each annual meeting of stockholders and the committee nominees; and

•	develop and recommend to the board a set of corporate governance principles applicable to the corporation.

Corporate Governance

Corporate Governance Guidelines

      On the recommendation of the Nominating and Governance Committee, our board of directors adopted corporate governance guidelines, which are included as an exhibit to the registration statement of which this prospectus is a part. The guidelines address matters such as frequency of board meetings, director tenure, director compensation, executive sessions of the board, communication with the independent directors and continuing education.

Code of Business Conduct

      Our board of directors has established a code of business conduct applicable to all of our directors, officers and employees. The code of business conduct is included as an exhibit to the registration statement of which this prospectus is a part. Among other matters, the code of business conduct is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including appropriate handling of actual or apparent conflicts of interest;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

      Waivers to the code of business conduct for directors and officers may be granted only by the board or the Nominating and Governance Committee of the board. In the event any such waivers are granted, we expect to promptly announce the waiver on the investor relations section of our website and to otherwise make such disclosure as is required by law and any applicable stock exchange regulations.

Code of Ethics for Senior Financial Officers

      Our board of directors has adopted a financial code of ethics that applies to our principal executive officer, our principal financial officer, our principal accounting officer or controller, and persons performing similar functions. Under the terms of the financial code of ethics, our senior financial officers must, among other things:

•	act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	provide full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with the SEC and in other public communications;

•	comply with applicable laws, rules and regulations;

•	promote the prompt internal reporting of violations of the financial code of ethics to the chair of our Audit Committee;

•	respect the confidentiality of information acquired in the course of employment; and

•	promote ethical and honest behavior within our organization.

Public Availability of Corporate Governance Documents

      Our key corporate governance documents, including our corporate governance guidelines, our code of business conduct and the charters of our committees are:

•	available in print to any stockholder who requests them from our corporate secretary; and

•	filed as exhibits to the registration statement of which this prospectus is a part.

      We intend to make all such documents available on our corporate website.

Board Structure

      Directors will be elected for a term of one year, and hold office until their successors are elected and qualified. All officers serve at the discretion of the board of directors. Under our charter, the board of directors shall fix the number of directors from time to time. The board of directors currently has six members, consisting of one director who is an employee (Mr. Klein), Mr. Shiffman and four independent directors. Vacancies occurring on the board of directors will be filled by the vote of a majority of the directors then in office.

      Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation provides that the personal liability of any director to us or our stockholders for money damages is limited to the fullest extent allowed by Delaware law as amended or interpreted. See “Description of Capital Stock and Material Provisions of Delaware Law and Our Certificate of Incorporation — Indemnification of Directors and Officers.”

Board Compensation

      We pay an annual director’s fee to each non-employee director of $25,000, payable quarterly. We pay each non-employee director meeting fees of $1,000 per meeting attended in person and $500 per telephonic meeting. We also reimburse all costs and expenses of all directors for attending each meeting. In addition to their annual director’s fees, the Chairman of the Audit Committee receives an annual committee fee of $15,000, and other members of the Audit Committee receive an annual committee fee of $5,000. Members of the Compensation Committee receive an annual committee fee of $5,000. Directors who are also employees will not be separately compensated for services as a director other than through our 2003 Equity Incentive Plan.

      Under our 2003 Equity Incentive Plan, our board of directors has the discretion to grant awards under the plan to our non-employee directors with such vesting and exercise provisions as the board may determine at the date of grant.

      In October 2003, we granted all directors other than Mr. Klein an award of 2,500 restricted shares of our common stock and an option to purchase 5,000 shares of our common stock. Each of these awards will vest 33 1/3% upon the earlier of three years from the date of grant or the closing of our initial public offering and an additional 33 1/3% will vest on the first and second anniversary dates of the initial vesting date. The exercise price for each option is $10.00 per share.

Executive Compensation

      The following table summarizes the compensation we paid to our Chief Executive Officer and each of our four other highest paid executive officers (the “Named Executive Officers”) during the period from October 8, 2003 (when we began operations) through December 31, 2003.

Summary Compensation Table

				Long-Term Compensation
	Annual Compensation
				Restricted		Securities
			Other Annual	Stock		Underlying
Name and Principal Position	Salary(1)	Bonus(2)	Compensation(3)	Awards		Options

Ronald A. Klein	$90,602	$280,040	$9,935	$1,100,000	(4)	25,000
Chief Executive Officer
W. Anderson Geater, Jr.	$47,323	$151,494	$9,962	$200,000	(5)	15,000
Chief Financial Officer
J. Peter Scherer	$47,323	$151,494	$9,661	$200,000	(5)	15,000
President and Head of Operations
Mark Landschulz	$43,852	$140,409	$9,059	$200,000	(5)	15,000
Executive Vice President of Portfolio Management
Benton Sergi	$42,125	$36,807	$4,522	—		—
Senior Vice President, Operations

(1)	Annual base salaries for Messrs. Klein, Geater, Scherer and Landschulz are set forth below under “Employment Agreements.” Mr. Sergi’s annual base salary is $185,000.

(2)	Bonuses paid are with respect to the executive officers’ employment by us and Origen Financial L.L.C. during the twelve months ended December 31, 2003.

(3)	These amounts consist of (i) disability insurance premiums of $481 for Mr. Klein, $776 for Mr. Geater, $831 for Mr. Scherer and $276 for Mr. Landschulz; (ii) long term care premiums of $756 for Mr. Klein, $872 for Mr. Geater, $753 for Mr. Scherer, and $603 for Mr. Landschulz; (iii) group medical insurance premiums of $713 for each of Messrs. Klein, Geater, Scherer and Landschulz; and (iv) split-dollar whole life insurance premiums of $7,985 for Mr. Klein, $7,601 for Mr. Geater, $7,364 for Mr. Scherer, $7,467 for Mr. Landschulz and $4,522 for Mr. Sergi, in each case pro rated for the period October 8, 2003 through December 31, 2003. We pre-paid the annual premiums for the split-dollar whole life insurance for 2004 in November 2003. The annual premiums for these policies are $34,700 for Mr. Klein, $33,030 for Mr. Scherer, $32,000 for Mr. Geater, $32,450 for Mr. Landschulz and $19,650 for Mr. Sergi. These

policies are owned by us and are intended to provide key man insurance benefits to us, and the cash build-up in the policies is intended to fund the payment of benefits under our capital accumulation plan described below.

(4)	Mr. Klein was granted a restricted share award of 60,000 shares on October 8, 2003, which vested on April 8, 2004. Mr. Klein was also granted a restricted share award of 50,000 shares on October 8, 2003. This award will vest 33 1/3% upon the earlier of three years from the date of grant or the closing of our initial public offering. An additional 33 1/3% will vest on the first and second anniversary dates of the initial vesting date. Distributions on the shares of restricted stock will be paid to Mr. Klein.

(5)	Each of Messrs. Geater, Scherer and Landschulz was granted a restricted share award of 20,000 shares on October 8, 2003. These awards will vest 33 1/3% upon the earlier of three years from the date of grant or the closing of our initial public offering. An additional 33 1/3% will vest on the first and second anniversary dates of the initial vesting date. Distributions on the shares of restricted stock will be paid to the applicable holder of the restricted stock.

      Section 162(m) of the Internal Revenue Code disallows a tax deduction to public companies for compensation paid in excess of $1,000,000 for any fiscal year to the company’s chief executive officer and the four other most highly compensated executive officers. To qualify for deductibility under Section 162(m), compensation in excess of $1,000,000 annual maximum paid to these executive officers must be “performance-based” compensation, as determined under Section 162(m). For these purposes, compensation generally includes base salary, annual bonuses, stock option exercises, compensation attributable to restricted shares vesting and nonqualified benefits. While it is our intention to structure compensation so that it satisfies the “performance-based” compensation requirements under Section 162(m) to the fullest extent possible, if we become subject to the provisions of Section 162(m), the Compensation Committee will balance the costs and burdens involved in doing so against the value to us and our stockholders of the tax benefits to be obtained by us. Accordingly, we reserve the right, should Section 162(m) apply, to design compensation programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible as a result of the application of Section 162(m).

      We have adopted a non-qualified capital accumulation plan that provides supplemental compensation to certain executive officers and employees on a deferred basis. We have the discretion to select which employees will be eligible to participate in the plan. The plan is intended to attract and maintain qualified individuals in key positions. The deferred compensation under the plan vests over a ten-year period, with the first 30% vesting beginning on the third anniversary of the employee’s participation in the plan, and the remainder vesting at a rate of 10% per year, until the tenth anniversary of the employee’s participation in the plan. The deferred compensation is paid to the employee, in a lump sum, following the tenth anniversary of the participant’s enrollment in the plan. If a participant’s employment is terminated for any reason after the third anniversary, but before the tenth anniversary, of his or her enrollment in the plan, we will pay the participant his or her vested portion of the deferred compensation, in a lump sum, following the tenth anniversary of his or her enrollment in the plan. If a participant dies before he or she has been enrolled in the plan for ten years, we have no obligation to pay any amount to the participant or the participant’s beneficiaries. A copy of the plan is attached as an exhibit to the registration statement of which this prospectus is a part. The following table sets forth the compensation payable to our named executive officers under the capital accumulation plan.

Compensation Payable
Named Executive Officer	Under Capital Accumulation Plan

Ronald A. Klein	$400,000
W. Anderson Geater	$400,000
J. Peter Scherer	$400,000
Mark W. Landschulz	$400,000
Benton Sergi	$225,000

      We have adopted a split-dollar life insurance plan that, through individual life insurance policies, provides death benefits to a participant’s beneficiaries and coordinates with the capital accumulation plan described above. Under the split-dollar plan, we are the sole owner of each life insurance policy and pay all premiums due under the policies. Upon a participant’s death, a portion of the death benefit is paid to the participant’s designated beneficiary and a portion of the death benefit is paid to us. It is intended that the policies under the split-dollar plan provide key man insurance benefits to us, and the cash build-up in the policies is intended to fund the payment of benefits under our capital accumulation plan described above. Participation in the split-dollar plan terminates upon the earlier of a participant’s death or the tenth anniversary of a participant’s enrollment in our capital accumulation plan described above. In addition, the split-dollar plan will terminate, as to all participants, upon the total cessation of our business, if we file for bankruptcy, are put into receivership or upon our dissolution. Upon the plan’s termination, participants have the right to acquire the life insurance policy from us for the then current cash surrender value of the policy. A copy of the plan is attached as an exhibit to the registration statement of which this prospectus is a part.

Employment Agreements

      We and Origen Financial L.L.C. have entered into employment arrangements with the executive officers named in the following table, pursuant to which Origen Financial L.L.C. pays the executives’ salaries. Each of our executives is also an officer of Origen Financial L.L.C. These employment agreements are for a three-year term and provide the following annual base salaries for the next three years:

	Twelve Months Ending	Twelve Months Ending	Twelve Months Ending
	October 7, 2004	October 7, 2005	October 7, 2006

Ronald A. Klein	$400,000	$425,000	$450,000
W. Anderson Geater, Jr.	205,000	215,000	225,000
J. Peter Scherer	205,000	215,000	225,000
Mark Landschulz	190,000	200,000	210,000

Each such employee will be prohibited from competing with us for a period of one year after termination of his employment under certain conditions. Each employee will also be prohibited from soliciting the employment of any of our other employees and diverting any business from us for a period of up to 12 months after termination of the employment agreement. Each of the employment agreements is for an initial term of three years, and will be automatically renewed for successive one-year terms unless otherwise terminated by us or the employee. Under the employment agreements, each employee will be entitled to a severance payment of one year’s salary upon a termination by us without cause, a termination by the executive for good reason, or the failure by us to renew the term of the contract. Each of the executive officers is eligible to receive a bonus payable in cash, equity or a combination of cash and equity, in an amount and in the form determined by the Compensation Committee in its discretion.

      Pursuant to Mr. Klein’s prior employment arrangement with Origen Financial L.L.C., he was entitled to a change of control payment in the amount of $600,000 upon our acquisition of Origen Financial L.L.C. in October 2003. Mr. Klein waived his rights to the payment in connection with the offering. In consideration for this waiver, we granted Mr. Klein a restricted stock award of 60,000 shares of our common stock, which vested on April 8, 2004. We have agreed to pay Mr. Klein a bonus payment of not less than $344,161 to cover the tax liability relating to the grant of restricted stock.

2003 Equity Incentive Plan

      We have established our 2003 Equity Incentive Plan for the purpose of attracting and retaining directors, officers, key employees and consultants, including officers, key employees and consultants of Origen Financial L.L.C. Under this plan, we may award incentive and non-statutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance stock units and other stock units or securities, including membership interests in Origen Financial L.L.C., that are valued by reference to our common stock, our book value or the performance of our subsidiaries. Incentive stock options may be granted only to our employees. This plan is administered by the Compensation Committee, which determines, subject to the provisions of the plan, who shall receive awards, the types of awards to be made, and the terms and conditions of each award. The Compensation Committee may delegate to our Chief Executive Officer all or part of its authority and duties with respect to awards to individuals who are not our executive officers or directors.

      The exercise price of options may not be less than the fair market value of the common stock at the time the option is granted except with respect to options granted in lieu of cash compensation. Options that are intended to qualify as incentive stock options under the plan may not be exercisable for more than ten years after the date the option is granted and may not be granted at an exercise price of less than the fair market value of the common stock at the time the option is granted. In the case of incentive stock options granted to holders of more than 10% of our common stock, the options may not be granted at an exercise price less than 110% of the fair market value of the common stock at the time the options are granted.

      Awards granted under the plan generally expire three months after the termination of the recipient’s service to us or any subsidiary, except in the case of death, in which case awards generally may be exercised up to 12 months following the date of death. Awards generally terminate immediately upon termination for cause.

      The number of shares of common stock that may be issued pursuant to awards granted under the plan is limited to 7% of the shares of common stock outstanding. The plan provides that upon completion of an initial public offering of our common stock, and without further action or approval of our stockholders, the number of total shares of common stock that may be issued pursuant to awards granted under the plan automatically will be increased to approximately 7% of our total common stock outstanding, on a fully diluted basis, after the initial public offering.

      The terms of the 2003 Equity Incentive Plan in respect of non-employee directors are described under Board Compensation above.

      The Compensation Committee shall make appropriate adjustments in the number of shares of common stock subject to each award and the exercise price per share of each award if there is any change in the common stock as a result of a stock dividend, stock split, reverse stock split, recapitalization, reclassification, combination or exchange of shares, merger, consolidation or other change in capitalization with a similar substantive effect on the plan or the awards granted under the plan. The Compensation Committee also has the authority to accelerate or extend award exercise rights. In the event of a merger, consolidation or sale of all or substantially all of our assets in which our outstanding shares are exchanged for cash, securities or other property of an unrelated corporation, in the event that our board decides that all awards will terminate prior to the consummation of the transaction, all outstanding awards will vest and become immediately exercisable and all awards shall be fully settled in cash or in kind as determined by the Compensation Committee. Our board of directors, in its discretion, can either provide that all awards will be assumed or equivalent awards substituted by the surviving corporation or that all awards will terminate immediately prior to the consummation of the change in control.

      The plan will terminate when no further shares of common stock are available for issuance upon the exercise of awards and all outstanding awards have expired or have been exercised. The Compensation Committee may at any time terminate the plan, but termination will not affect awards previously granted. Any awards that were granted prior to termination would remain exercisable by the holder thereof in accordance with the terms of the applicable award agreement. In addition, the Compensation Committee may at any time amend the plan without stockholder approval; however, stockholder approval of an amendment of the plan will be required for any amendment that requires stockholder approval under applicable law.

Stock Option Grants

      The following table contains information describing the stock options we have granted to our Named Executive Officers in 2003. The table also lists potential realizable values of such options on the basis of assumed annual compounded share appreciation rates of 5% and 10% over the life of the options.

					Potential
					Realizable Value at
					Assumed Annual
		% of Total			Rates of Share
		Options			Price Appreciation
	Number of Securities	Granted to			for Option Term
	Underlying Options	Employees in	Exercise or Base	Expiration
Name of Grantee	Granted(1)	Fiscal Year	Price Per Share	Date(2)	5%(3)	10%(3)

					(In thousands)
Ronald A. Klein	25,000	35.8%	$10.00	October 8, 2013	157,200	398,400
J. Peter Scherer	15,000	21.4%	$10.00	October 8, 2013	94,320	239,040
W. Anderson Geater, Jr.	15,000	21.4%	$10.00	October 8, 2013	94,320	239,040
Mark Landschulz	15,000	21.4%	$10.00	October 8, 2013	94,320	239,040

(1)	The options granted will vest and become exercisable at a rate of 33 1/3% upon the earlier of three years from the date of grant or the closing of our initial public offering. An additional 33 1/3% of each award will vest on each of the first and second anniversary dates of the initial vesting date.

(2)	The expiration date of the options will be 10 years after the date of the grant.

(3)	The potential realizable value is reported net of the option price, but before the income taxes associated with exercise. These amounts represent assumed annual compounded rates of appreciation at 5% and 10% from the date of grant to the expiration date of the options.

Option Exercises

      The following table contains information concerning option holdings with respect to each of the executive officers named in the summary compensation table. None of these officers exercised any options during 2003.

			Number of Securities
			Underlying Unexercised
			Options at
			Fiscal Year-End(1)
	Shares Acquired
Name of Grantee	on Exercise	Value Realized	Exercisable	Unexercisable

Ronald A. Klein	—	—	—	25,000
J. Peter Scherer	—	—	—	15,000
W. Anderson Geater, Jr.	—	—	—	15,000
Mark Landschulz	—	—	—	15,000

(1)	None of the options were in-the-money as of December 31, 2003.

OPERATING POLICIES AND STRATEGIES

Investment Policies

      Investments in Real Estate or Interests in Real Estate. Other than (a) upon the foreclosure of real estate pursuant to land-home loans we originate, service, or own, and (b) as described below under “Investments in Real Estate Mortgages,” we do not currently invest in or own, and have no present intention to invest in or own real estate assets or interests in real estate.

      Investments in Real Estate Mortgages. Our business is to originate and service manufactured home loans and to acquire and service manufactured home loans originated by others. Most of the manufactured home loans we originate and purchase are chattel loans secured only by an interest in the manufactured home itself. However, we also make and purchase “land-home” loans, in which we take a security interest in real estate in addition to the manufactured home. Land-home loans comprised 5.3% of our originations in 2003. We currently originate land-home loans in 35 states. In 2003, except for New York, Texas and Tennessee, which accounted for 28%, 14% and 12% of our land-home originations, respectively, no other state accounted for more than 10% of our land-home originations. Our policy is to retain or sell classes of securities in securitized loan portfolios to maintain a target leverage ratio (debt to tangible equity) of 3:1 to 9:1.

      Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, while we have no present intention to do so, we may also invest in securities of entities engaged in the manufactured home finance industry and related industries, or securities of other issuers, including for the purpose of exercising control over such entities. We may acquire all or substantially all of the securities or assets of other REITs or similar entities where such investment would be consistent with our investment policies. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act, and we intend to divest securities before any such registration would be required.

      Investments in Other Securities. We may also invest in other securities by purchasing bonds representing interests in securitized pools of manufactured home loans. We will use the same analytics to value the existing securitizations of manufactured home loans as we apply to value existing pools of manufactured home loans.

Conflict of Interest Policies

      Our board is subject to certain provisions of Delaware law that are designed to eliminate or minimize potential conflicts of interest. We cannot assure you that these policies always will be successful in eliminating the influence of those conflicts.

      Under Delaware law, a contract or other transaction between us and a director or between us and any other corporation or other entity in which a director is a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the presence of the director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor of the transaction or contract if (a) the transaction or contract is authorized, approved or ratified by the board of directors or a committee of the board, after disclosure of the common directorship or interest, by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum, or by a majority of the votes cast by disinterested stockholders, (b) the transaction or contract is authorized or approved by our stockholders, after disclosure of the common directorship or interest, or (c) the transaction or contract is fair and reasonable to us at the time it is authorized, approved or ratified by our board or our stockholders.

      Under our certificate of incorporation, our directors are not personally liable for monetary damages for breach of their fiduciary duty of care except for liability for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the directors derived an improper personal benefit.

      In addition, we have adopted a conflict of interest policy designed to eliminate or minimize potential conflicts of interest. Generally, the policy provides that avoidable conflicts of interest are prohibited as a matter of company policy. Specifically, the policy provides, among other things, that:

•	employees may not accept benefits from any other employee that are inconsistent with our policies;

•	employees should avoid having an ownership interest in any enterprise if the ownership interest would, or appears to, compromise the employee’s loyalty to us;

•	employees may not participate in joint ventures, partnerships or other business arrangements with us;

•	employees are prohibited from taking for themselves personal opportunities discovered through the use of corporate property, information or position;

•	employees may not use corporate property, information or position for personal gain; and

•	employees may not accept simultaneous employment with or serve as a director of one of our competitors.

The policy provides that any potential conflict of interest should be disclosed to and reviewed by higher levels of management and our legal department.

      Some of our directors and officers may be subject to certain conflicts of interest in fulfilling their responsibilities to us. See “Certain Relationships and Related Transactions.” Certain of our executive officers have entered into employment agreements with us containing covenants limiting the ability of the executives to engage in a similar or competitive business. See “Management — Employment Agreements.”

Policies with Respect to Other Activities

      We may, but do not presently intend to, make investments other than as previously described. All investments (other than short-term investments) are expected to relate to the manufactured housing business. At all times, we intend to make investments in the manner necessary for us to qualify as a REIT unless, because of circumstances or changes in the Internal Revenue Code (or the regulations promulgated thereunder), the board of directors determines that it is no longer in our best interests to qualify as a REIT.

      In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration it deems appropriate.

      Our operations are expected to be leveraged. Initially, we financed our acquisition of assets through the proceeds of our October 2003 and February 2004 private placements. Also, we intend to use the proceeds of this offering to repay short-term indebtedness incurred in originating and acquiring manufactured home loans. Thereafter, we intend to acquire assets primarily by leveraging our existing portfolio and using the proceeds to acquire additional assets. See “Risk Factors — Risks Related to Our Business — Our profitability may be affected if we are unable to effectively manage interest rate risk and leverage.” Although our ability to leverage is not limited and may vary over time and with market factors, we expect to employ leverage consistent with the type of assets acquired and the desired level of interest rate risk in various investment environments. Our certificate of incorporation and bylaws do not limit the amount of indebtedness we may incur. Instead, management has discretion as to the amount of leverage to be employed depending on management’s assessment of acceptable risk consistent with the nature of the assets then held by us. We will leverage our assets primarily with repurchase agreements, securitizations of manufactured home loans and secured and unsecured loans. The terms of such borrowings may provide for us to pay a fixed or adjustable rate of interest, and may provide for any term to maturity that we deem appropriate.

      We also intend to enter into repurchase agreements. Repurchase agreements are structured as sale and repurchase obligations and have the economic effect of allowing a borrower to pledge purchased assets as collateral securing short-term loans to finance the purchase of such assets. Typically, the lender in a repurchase arrangement makes a loan in an amount equal to a percentage of the market value of the pledged collateral. At maturity, the borrower is required to repay the loan and the pledged collateral is released. Pledged assets continue to pay principal and interest to the borrower.

      We expect that repurchase agreements will be, together with loan securitizations, the principal means of leveraging our assets. However, we may also use warehouse lines of credit or issue secured or unsecured notes of any maturity if it appears advantageous to do so. We may also issue shares of preferred stock, including in connection with the acquisition of assets. We intend to enter into repurchase agreements with financially sound institutions, including broker/ retailers, commercial banks and other lenders.

      The repurchase agreements also would require us to deposit additional collateral or reduce our borrowings thereunder if the market value of the pledged collateral declines. This may require us to sell assets to provide such additional collateral or to reduce our borrowings. We intend to maintain an equity cushion sufficient to provide liquidity in the event of interest rate movements and other market conditions affecting the market value of the pledged assets. However, there can be no assurance that we will be able to safeguard against being required to sell assets in the event of a change in market conditions.

      We have authority to offer our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our shares or any other securities and may engage in such activities in the future.

      We do not have a policy regarding, nor have we engaged in, trading, underwriting or agency distribution or the selling of securities of other issuers.

      We do not have a policy limiting our ability to make loans to third parties and currently do not intend to engage in significant lending activities other than in connection with our manufactured home lending business.

      Our board of directors may change any of these policies without prior notice to and without a vote of our stockholders.

Operating Policies

      We have implemented certain other operating policies. The board of directors may, in its discretion, revise such policies from time to time in response to changes in market conditions or opportunities without stockholder approval. See “Risk Factors — Risks Related to Our Organization and Structure — Our board of directors may change our investment and operational policies and practices without a vote of our stockholders, which limits your control of our policies and practices.”

      We have adopted compliance guidelines, including restrictions on acquiring, holding and selling assets, to ensure that we establish and maintain our qualification as a REIT and are excluded from regulation as an investment company. Before acquiring any asset, our management will determine whether such asset would constitute a qualified REIT asset under the REIT provisions of the Internal Revenue Code. Substantially all of the assets that we intend to acquire are expected to be qualified REIT assets. We regularly monitor purchases of assets and the income generated from such assets, including income from our hedging activities, in an effort to ensure that at all times we maintain our qualification as a REIT and our exclusion under the Investment Company Act.

      Our directors rely substantially on information and analysis provided by management to evaluate our operating policies, compliance therewith and other matters relating to our investments.

      In order to maintain our REIT status and avoid paying federal income and excise tax, we generally intend to distribute to our stockholders each year substantially all of our REIT taxable income. See “Material U.S. Federal Income Tax Consequences — Annual Distribution Requirements.”

Regulatory Compliance Policies

      We endeavor to comply with a variety of federal and state laws and regulations applicable to our business. See “Our Business — Regulation and Supervision” and “Risk Factors — Risks Related to Regulatory Compliance.”

      To ensure compliance with such laws and regulations, we employ the following mechanisms and policies:

•	Our internal legal department oversees our consumer lending regulatory compliance program. It also oversees our licensing compliance program, including the application for and renewal of state lending, servicing and insurance licenses. One method we use to attempt to assure compliance is to incorporate applicable law and legal restrictions on our operations into our policies and internal software systems, including those that generate manufactured home loan documentation. Our legal department regularly monitors applicable laws and regulations for changes or new requirements using commercial legislative services, industry publications, business information services and law firm newsletters. Our legal department reviews our existing origination, credit, servicing and other documents, develops new documents, reviews and develops policies and procedures and provides counsel to other employees. Such documents and policies are posted on our intranet.

•	We supplement our internal legal resources with the specialized expertise of outside counsel as necessary. On a going-forward basis, we plan to employ specialized outside counsel to periodically audit and update our regulatory compliance program.

•	Our legal department actively participates in meetings and forums of the Manufactured Housing Institute on industry legal and regulatory topics.

•	Under the direction of our legal department, our credit service department systematically audits previously issued loans to ensure that our software systems are generating documents and terms consistent with applicable laws and regulations.

•	Our credit services and legal departments periodically review all origination, credit, and servicing documentation for accuracy, completeness and consistency of information.

•	Our legal department manages litigation against us, including litigation concerning consumer lending and compliance with state licensing and federal regulatory requirements. Our legal department works with senior credit officers and information technology personnel to appropriately adapt our policies and procedures in response to issues raised in litigation or by a federal or state regulatory authorities.

FACILITIES

      Our executive offices are located in approximately 20,000 square feet of leased space at 27777 Franklin Road, Suite 1700, Southfield, Michigan 48034. The lease, which terminates on March 31, 2008, provides for monthly rent of approximately $32,000. Certain of our affiliates own interests in the company from which we lease our executive offices. Under the terms of the renewal options, if no event of default exists and no default existed within a period of one year prior to notification of our intent to renew, we have the right to extend the initial term of the lease for two three year terms. The base rent for the option terms will be calculated at 95% of the then prevailing market rates for comparable renewal space, but in any event not less than the base rate payable at the end of the current term of the lease. See “Certain Relationships and Related Transactions.”

      We also lease office space for our various offices throughout the country. We currently have a lease expiring in August 2008 for approximately 6,700 square feet of office space in Glen Allen, Virginia with a current monthly rent of approximately $9,200; a lease expiring in October 2007 for approximately 3,750 square feet of office space in Duluth, Georgia with a current monthly rent of approximately $4,800; and a lease expiring in January 2005 for approximately 27,000 square feet of office space in Fort Worth, Texas with a current monthly rent of approximately $38,000.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

      The following discussion summarizes the material U.S. federal income tax considerations regarding our qualification and taxation as a REIT and the material U.S. federal income tax consequences resulting from the acquisition, ownership and disposition of our common stock. This discussion is based on current law and assumes that we will at all relevant times qualify as a REIT for U.S. federal income tax purposes. The tax law upon which this discussion is based could be changed, and any such change could have retroactive effect. The following discussion is not exhaustive of all possible tax considerations. This summary neither gives a detailed discussion of any state, local or foreign tax considerations nor discusses all of the aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or to particular types of stockholders that are subject to special tax rules, such as insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations or partnerships, and persons who are not citizens or residents of the United States, stockholders that hold our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position, or stockholders whose functional currency is not the U.S. dollar. This discussion assumes that you will hold our common stock as a “capital asset,” generally, property held for investment, under the Internal Revenue Code.

      YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Our Qualification as a REIT

      We will elect to be taxed as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 2003. We intend that, commencing with such taxable year, we will be organized and operate in such a manner as to qualify for taxation as a REIT. In connection with this offering, we have received the opinion of our legal counsel, Jaffe, Raitt, Heuer & Weiss, Professional Corporation, that commencing with our taxable year ended December 31, 2003, we will be organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion is not binding on the IRS or any court. In addition, the opinion of our counsel is based on various assumptions and is conditioned upon certain representations made by us as to factual matters, including factual representations concerning our business and assets as set forth in this prospectus, and assumes that the actions described in this prospectus are completed in a timely fashion.

      Our qualification and taxation as a REIT depends on our ability to meet, through actual annual (and in some cases quarterly) operating results, requirements relating to income, asset ownerships, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code discussed below, the results of which will not be reviewed by Jaffe, Raitt, Heuer & Weiss, Professional Corporation. No assurance can be given that our actual results for any particular taxable year will satisfy these requirements. See “— Failure to Qualify as a REIT.” In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time.

      So long as we qualify for taxation as a REIT, we generally will be permitted a deduction for federal income tax purposes for dividends we pay to our stockholders. As a result, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that ordinarily results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. We will be required to pay U.S. federal income tax, however, as follows:

•	we will be required to pay tax at regular corporate rates on any undistributed “REIT taxable income” (REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid and including undistributed net capital gain);

•	we may be required to pay the “alternative minimum tax” on our items of tax preference; and

•	if we have (i) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or on a lease of the property.

      We will be required to pay a 100% tax on any net income from “prohibited transactions.” Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction.

      If we fail to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintain our qualification as a REIT because certain other requirements are met, we will be subject to a tax equal to:

•	the greater of (i) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below for the taxable year, and (ii) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test described below for the taxable year, multiplied by

•	a fraction intended to reflect our profitability.

      We will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of:

•	85% of our real estate investment trust ordinary income for the year;

•	95% of our real estate investment trust capital gain net income for the year; and

•	any undistributed taxable income from prior years.

      This distribution requirement is in addition to, and different from the distribution requirements discussed below in the section entitled “— Distributions Generally.”

      If we acquire any asset from a corporation which is taxed as a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the 10-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on the lesser of such gain and the excess of:

•	the fair market value of the asset, over

•	our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset.

      This built-in-gain tax is often referred to as the “sting tax.”

      A C corporation is generally defined as a corporation required to pay full corporate-level tax. The results described in this paragraph with respect to the recognition of gain will apply unless we make an election under Treasury Regulation Section 1.337(d)-7(c) to cause the C corporation to recognize all of the gain inherent in the property at the time of acquisition of the asset.

      In addition, if we acquire any asset from an S corporation or another REIT that previously acquired such asset from a C corporation in a carry-over basis transaction (including in connection with the making of an S corporation or REIT election), we will also be subject to the sting tax if we dispose of the asset during the 10-year period beginning on the date that the asset was acquired from the C corporation.

      Finally, if our dealings with any taxable REIT subsidiaries (discussed below) are not at arm’s length, we could be subject to a 100% tax on any redetermined income or deduction items.

Requirements for Qualification as a REIT

      The Internal Revenue Code defines a REIT as a corporation, trust or association:

(i) that is managed by one or more trustees or directors;

(ii) that issues transferable shares or transferable certificates to evidence beneficial ownership;

(iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Internal Revenue Code;

(iv) that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

(v) that is beneficially owned by 100 or more persons;

(vi) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, including specified entities, during the last half of each taxable year (the “5/50 Rule”);

(vii) that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status; and

(viii) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

      The Internal Revenue Code provides that all of the first four conditions stated above must be met during the entire taxable year and that the fifth condition must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The fifth and sixth conditions do not apply until after the first taxable year for which an election is made to be taxed as a REIT.

Stock Ownership Tests

      At all times after our first REIT taxable year, our stock must be beneficially held by at least 100 persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. In addition, under the 5/50 Rule during the last half of each taxable year (other than our first REIT taxable year) not more than 50% in value of our outstanding shares may be owned actually or constructively by five or fewer individuals. In determining whether five or fewer individuals hold our shares, certain attribution rules of the Internal Revenue Code apply. For purposes of the 5/50 Rule, pension trusts and other specific tax-exempt entities generally are treated as individuals, except trusts that are qualified trusts under Internal Revenue Code Section 401(a) are not considered individuals, and beneficiaries of such trusts are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of the 5/50 Rule. Our charter imposes repurchase provisions and transfer restrictions to avoid having more than 50% of the value of our stock held by five or fewer individuals and to ensure that we comply with the 100 shareholder requirement. These restrictions, however, may not ensure that we will be able to satisfy these stock ownership requirements. We will be treated as satisfying the 5/50 Rule if we comply with the demand letter and record keeping requirements discussed below, and if we do not know, and by exercising reasonable diligence would not have known, whether we failed to satisfy the 5/50 Rule. We anticipate that we will satisfy the stock ownership tests, and will use reasonable efforts to monitor our stock ownership in order to ensure continued compliance with these tests. If we were to fail either of the stock ownership tests, we would generally be disqualified from REIT status.

      To monitor our compliance with the stock ownership tests, we are required to maintain records regarding the actual ownership of our shares of stock. To do so, we are required to demand written statements each year from the record holders of certain percentages of our shares of stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include our dividends in gross income). A REIT with 2,000 or more record stockholders must demand statements from record holders of 5% or more of its shares, one with fewer than 2,000, but more than 200, record stockholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record stockholders must demand statements from record holders of 0.5% or more of the shares. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. A stockholder who fails or refuses to comply with the demand must submit a statement with his tax return disclosing the actual ownership of the shares of stock and certain other information.

Qualified REIT Subsidiaries and Disregarded Entities

      If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” or owns 100% of the membership interests in a limited liability company, the separate existence of that subsidiary or limited liability company will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary (discussed below), all of the stock of which is owned by the REIT. A limited liability company 100% owned by a single member is referred to as a disregarded entity. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary or disregarded entity will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. If we own a qualified REIT subsidiary or disregarded entity, neither will be subject to federal corporate income taxation, although such entities may be subject to state and local taxation in some states.

Taxable REIT Subsidiaries

      A “taxable REIT subsidiary” of a REIT is a corporation in which the REIT directly or indirectly owns stock and that elects, together with the REIT, to be treated as a taxable REIT subsidiary under Section 856(l) of the Internal Revenue Code. In addition, if one of our taxable REIT subsidiaries owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as our taxable REIT subsidiary. A taxable REIT subsidiary is a corporation subject to federal income tax, and state and local income tax where applicable, as a regular “C” corporation.

      A taxable REIT subsidiary is not subject to the 100% tax on “prohibited transactions” and need not comply with the REIT income tests. Our taxable REIT subsidiaries will generally conduct business activities, such as loan servicing and insurance, the income from which, if earned directly by us, could cause us to fail to satisfy the REIT income tests. We may also use taxable REIT subsidiaries to engage in certain securitization transactions. Our ability to conduct activities through taxable REIT subsidiaries, however, is limited by the requirement that not more than 20% of the total value of the assets of a REIT may be represented by securities of one or more taxable REIT subsidiaries.

      Several provisions regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, taxable REIT subsidiaries are limited in their ability to deduct interest payments in excess of a certain amount made to the REIT. In addition, a REIT will be obligated to pay a 100% penalty tax on some payments that it receives or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between the REIT and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

Income Tests

      We must satisfy two gross income requirements annually to maintain our qualification as a REIT:

•	under the “75% gross income test,” we must derive at least 75% of our gross income, excluding gross income from prohibited transactions, from specified real estate sources, including rents from real property, interest on obligations secured by mortgages on real property or on interests in real property, gain from the disposition of “real estate assets,” i.e., interests in real property, mortgages secured by real property or interests in real property, certain amounts received or accrued as consideration for entering into agreements to make loans secured by mortgages on real property or on interests in real property and income from certain types of temporary investments; and

•	under the “95% gross income test,” we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from (i) the sources of income that satisfy the 75% gross income test, (ii) dividends, interest and gain from the sale or disposition of stock or securities, including some interest rate swap and cap agreements, options, futures and forward contracts entered into to reduce the interest rate risks with respect to any indebtedness incurred to acquire “real estate assets,” or (iii) any combination of the foregoing.

      For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest and is deemed to have earned the income earned by any qualified REIT subsidiary or disregarded entity.

      Any amount includable in our gross income with respect to a regular or residual interest in a REMIC or a regular interest in a FASIT generally also is treated as interest on an obligation secured by a mortgage on real property. Interest income received with respect to non-REMIC pay-through bonds and pass-through debt instruments, such as collateralized mortgage obligations (“CMOs”), however, will not be qualifying income for this purpose. If, however, less than 95% of the assets of a REMIC or FASIT consists of real estate assets (determined as if we held such assets), we will be treated as receiving directly our proportionate share of the income of the REMIC or FASIT. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date we became committed to make or purchase the mortgage loan, a portion of the interest income, equal to (i) such highest principal amount minus such value, divided by (ii) such highest principal amount, generally will not be qualifying income for purposes of the 75% gross income test.

      Interest earned by a REIT ordinarily does not qualify as income meeting the 75% or 95% gross income tests if the determination of all or some of the amount of interest depends in any way on the income or profits of any person. Interest will not be disqualified from meeting such tests, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

      If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our U.S. federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

      If we are entitled to avail ourselves of the relief provisions, we will maintain our qualification as a REIT but will be subject to certain penalty taxes as described under “— Our Qualification as a REIT” above. We may not, however, be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT.

Asset Tests

      At the close of each quarter of our taxable year, we must satisfy four tests relating to the nature and diversification of our assets:

•	at least 75% of the value of our total assets must be represented by “qualified real estate assets,” cash, cash items and government securities;

•	not more than 25% of our total assets may be represented by securities, other than those securities included in the 75% asset test:

•	except for equity investment in REITs, qualified REIT subsidiaries, disregarded entities or taxable REIT subsidiaries, or other securities that qualify as “real estate assets” for purposes of the 75% asset test, (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets, (ii) we may not own more than 10% of any one issuer’s outstanding voting securities, and (iii) we may not own more than 10% of the value of the outstanding securities of any one issuer; and

•	not more than 20% of our total assets may be represented by securities of one or more taxable REIT subsidiaries.

      Securities for purposes of the asset tests generally may include debt securities. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are “straight debt” as defined in Section 1361 of the Internal Revenue Code and (1) the issuer is an individual, (2) the only securities of the issuer that the REIT holds are straight debt or (3) if the issuer is a partnership, the REIT holds at least a 20% profits interest in the partnership.

      Qualified real estate assets include interests in mortgages on real property to the extent the principal balance of a mortgage does not exceed the fair market value of the associated real property, regular or residual interests in a REMIC, regular interests in a FASIT (except that, if less than 95% of the assets of a REMIC or FASIT consists of “real estate assets” (determined as if we held such assets), we will be treated as holding directly our proportionate share of the assets of such REMIC or FASIT), and shares of other REITS. Non-REMIC CMOs, however, do not qualify as qualified real estate assets for this purpose. Our manufactured home loans will generally constitute qualified real estate assets for purposes of the REIT rules.

      For purposes of the asset tests, we will be deemed to own a proportionate share of the assets of any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which we own an interest, which share is determined by reference to our capital interest in the entity, and will be deemed to own the assets owned by any qualified REIT subsidiary and any other entity that is disregarded for U.S. federal income tax purposes.

      After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. For this purpose, an increase in our capital interest in any partnership or limited liability company in which we own an interest will be treated as an acquisition of a portion of the securities or other property owned by that partnership or limited liability company. If we fail to cure noncompliance with the asset tests within this time period, we will cease to qualify as a REIT.

      We may at some point securitize mortgage loans and/or mortgage-backed securities. If we were to securitize mortgage assets ourselves on a regular basis (other than through the issuance of non-REMIC transactions), there is a substantial risk that such activities would cause us to be treated as a “dealer” and that all of the profits from such sales would be subject to tax at the rate of 100% as income from prohibited transactions. Accordingly, where we intend to sell the securities created by that process, we expect that we will engage in the securitization through one or more taxable REIT subsidiaries, which will not be subject to this 100% tax, but will be subject to corporate income tax. We also may securitize such mortgage assets through the issuance of non-REMIC securities, whereby we retain an equity interest in the mortgage-backed assets used as collateral in the securitization transaction. The issuance of any such instruments could result in a portion of our assets being classified as a “taxable mortgage pool” under Section 7701(1) of the Internal Revenue Code. A taxable mortgage pool would be treated as a separate corporation for U.S. federal income tax purposes, which in turn could jeopardize our status as a REIT. We intend to structure our securitizations in a manner that would not result in the creation of taxable mortgage pool. There is no assurance, however, that the IRS might not successfully maintain that such taxable mortgage pool exists.

Annual Distribution Requirements

      To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders each year in an amount at least equal to the sum of:

•	90% of our “REIT taxable income,” and

•	90% of our after tax net income, if any, from foreclosure property, minus

•	the excess of the sum of specified items of our non-cash income items over 5% of REIT taxable income, as described below.

      For purposes of these distribution requirements, our “REIT taxable income” is computed without regard to the dividends paid deduction and net capital gain. In addition, for purposes of this test, the specified items of non-cash income include income attributable to leveled stepped rents, certain original issue discount, excess inclusion income, certain like-kind exchanges that are later determined to be taxable and income from cancellation of indebtedness. In addition, if we disposed of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation and we did not elect to recognize gain currently in connection with the acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognize on a disposition of the asset within the ten-year period following our acquisition of such asset, to the extent that such gain does not exceed the excess of:

•	the fair market value of the asset on the date we acquired the asset, over

•	our adjusted basis in the asset on the date we acquired the asset.

      Only distributions that qualify for the “dividends paid deduction” available to REITs under the Internal Revenue Code are counted in determining whether the distribution requirements are satisfied. We must make these distributions in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for that year, paid on or before the first regular dividend payment following the declaration and we elect on our tax return to have a specified dollar amount of such distributions treated as if paid in the prior year. For these and other purposes, dividends declared by us in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder during such taxable year, provided that the dividend is actually paid by us by January 31 of the following taxable year.

      In addition, dividends we make must not be preferential. If a dividend is preferential, it will not qualify for the dividends paid deduction. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class.

      To the extent that we do not distribute all of our net capital gain, or we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay tax on this undistributed income at regular ordinary and capital gain corporate tax rates. Furthermore, if we fail to distribute during each calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of the January immediately following such year) at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year, and (iii) any undistributed taxable income from prior years, we will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed or subject to corporate tax. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and avoid paying federal income and excise taxes.

      Under certain circumstances, we may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Although we may be able to avoid being taxed on amounts distributed as deficiency dividends, we will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify as a REIT

      If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay federal income taxes, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at regular corporate rates. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to our stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits and may be eligible for the corporate dividends-received deduction and, in the case of individuals, the new reduced rate applicable to qualified dividend income. See “— Distributions Generally” below. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year in which we lose our qualification. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

Taxation of Taxable United States Stockholders

      For purposes of the discussion in this prospectus, the term “United States stockholder” means a beneficial holder of our stock that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States (as determined for U.S. federal income tax purposes);

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

Distributions Generally

      Distributions out of our current or accumulated earnings and profits, other than capital gain dividends, will be taxable to United States stockholders as ordinary dividends. Such REIT dividends generally are ineligible for the new reduced 15% tax rate (for calendar years from 2003 through 2008) for “qualified dividend income” received by individuals, trusts and estates under the Jobs and Growth Act. However, such rate will apply to the extent that we have qualified dividend income for the taxable year in which the dividend is paid and we designate such dividend as qualifying for such reduced rate. For this purpose, qualified dividend income of a REIT includes (i) dividends from taxable REIT subsidiaries, (ii) the excess of its “REIT taxable income” for the preceding year, which would typically include any income that the REIT did not distribute to stockholders, over the tax payable by the REIT on such income, and (iii) the excess of the income of the REIT for the preceding year subject to the built-in-gain tax on certain assets acquired from C corporations over the tax payable by the REIT on any such income in the preceding year. Provided that we qualify as a REIT, dividends paid by us will not be eligible for the dividends received deduction generally available to United States stockholders that are corporations. To the extent that we make distributions in excess of current and accumulated earnings and profits, the distributions will be treated as a tax-free return of capital to each United States stockholder, and will reduce the adjusted tax basis that each United States stockholder has in our stock by the amount of the distribution, but not below zero. Distributions in excess of current and accumulated earnings and profits that exceed the United States stockholder’s adjusted tax basis in its stock generally will be taxable as capital gain, and will be taxable as long-term capital gain if the stock has been held for more than one year. The calculation of the amount of distributions that are applied against or exceed adjusted tax basis are made on a share-by-share basis. If we declare a dividend in October, November, or December of any calendar year that is payable to stockholders of record on a specified date in such a month and actually pay the dividend during January of the following calendar year, the dividend is deemed to be paid by us and received by the stockholder on December 31st of the year preceding the year of payment. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

      We can designate distributions as capital gain dividends to the extent of our net capital gain for the taxable year of the distribution. Distributions designated by us as capital gain dividends will be taxable to United States stockholders as gain from the sale or exchange of a capital asset held for more than one year, without regard to how long the United States stockholder has held its shares. United States stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Retention of Net Capital Gains

      We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we were to make this election, we would pay federal income tax at regular corporate rates on such retained capital gains. In such a case, our stockholders would generally:

•	include their proportionate share of our undistributed net capital gains in their taxable income as a long term capital gain for federal income tax purposes;

•	be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and receive a credit or refund to the extent that the tax paid by us exceeds their tax liability on the undistributed capital gain.

•	increase the adjusted basis of their stock by the difference between the amount of their share of our undistributed net capital gain and their share of the federal income tax paid by us.

      Based on the source of our capital gain, capital gain dividends or undistributed capital gain will generally be taxed to non-corporate United States stockholders at a maximum rate of 15% (20% for sales occurring after December 31, 2008) or 25%.

Ownership of Residual Interests in REMICs

      If a REIT holds a residual interest in a REMIC, its stockholders will be subject to a tax on their share of the excess of the REIT’s “excess inclusion” income, as defined in Section 860E of the Internal Revenue Code, over the taxable income of the REIT. REIT stockholders generally may not offset their share of excess inclusion income with any current, carryforward or carryback net operating losses. Tax exempt entities that own shares in a REIT must treat their allocable share of excess inclusion income as unrelated business taxable income. Any portion of a REIT dividend paid to foreign stockholders that is allocable to excess inclusion income will not be eligible for exemption from the 30% withholding tax (or reduced treaty rate) on dividend income. If shares of a REIT that owns a residual REMIC interest are acquired by “disqualified organizations,” than the REIT will be subject to an entity level tax, at the highest rate of tax imposed on corporations, on the excess inclusion amounts allocated to such stockholders. For this purpose, disqualified organizations include state or governmental entities, any instrumentalities or agencies of the foregoing and any other organization that is exempt from income tax and not subject to unrelated business income taxation. If imposed, such entity level tax is deductible to the REIT. If we securitize loans using a REMIC, we intend to do so through one or more taxable REIT subsidiaries. We cannot assure you, however, that all our securitization transactions utilizing REMICs will be conducted through a taxable REIT subsidiary. We may also securitize mortgage assets through the issuance of non-REMIC securities. The issuance of such instruments, however, may result in us or a portion of our assets being classified as a “taxable mortgage pool” under Section 7701(i) of the Internal Revenue Code. If we or a portion of our assets is considered a taxable mortgage pool for federal income tax purposes, a portion of our taxable income may, under regulations to be issued by the U.S. Treasury Department, be characterized as “excess inclusion” income. Although we intend to securitize our assets so as to avoid classification as a taxable mortgage pool, we cannot assure you that the Internal Revenue Service could not successfully maintain that such taxable mortgage pool exists.

Passive Activity Losses, Investment Interest Limitations and Other Considerations of Holding Our Stock

      Distributions we make, undistributed net capital gain includible in income and gains arising from the sale or exchange of our stock by a United States stockholder will not be treated as passive activity income. As a result, United States stockholders will not be able to apply any “passive losses” against income or gains relating to our stock. With respect to non-corporate stockholders, dividends that do not constitute a return of capital that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation. However, net capital gain from the disposition of shares (or distributions treated as such), capital gain dividends and dividends taxed at the net capital gain rate generally will be excluded from investment income except to the extent the stockholder elects to treat such net capital gain or dividends as ordinary income for federal income tax purposes.

      If we, or a portion of our assets, were to be treated as a taxable mortgage pool, or if we were to acquire REMIC residual interests, our stockholders (other than certain thrift institutions) may not be permitted to offset certain portions of the dividend income they derive from our shares with their current deductions or net operating loss carryovers or carrybacks. The portion of a stockholder’s dividends that will be subject to this limitation will equal its allocable share of our “excess inclusion” income, as defined in Section 860E of the Internal Revenue Code. See “— Ownership of Residual Interests in REMICs.”

Dispositions of Stock

      A United States stockholder that sells or disposes of our stock will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash or the fair market value of any property the stockholder receives on the sale or other disposition and the stockholder’s adjusted tax basis in the stock. This gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the stockholder has held the stock for more than one year. However, any loss recognized by a United States stockholder upon the sale or other disposition of our stock that the stockholder has held for six months or less will be treated as long-term capital loss to the extent the stockholder received distributions from us that were required to be treated as long-term capital gains. The deductibility of capital losses is limited.

Information Reporting and Backup Withholding

      We report to our United States stockholders and the IRS the amount of dividends paid during each calendar year, along with the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid and redemption proceeds unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifying as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States stockholder that does not provide us with its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. A United States stockholder can meet this requirement by providing us with a correct, properly completed and executed copy of IRS Form W-9 or a substantially similar form. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability, if any, and otherwise be refundable, provided the proper forms are filed on a timely basis. The backup withholding tax rate currently is 28%.

      In addition, we may be required to withhold a portion (currently, 35%) of capital gain distributions made to any stockholders who fail to certify their non-foreign status.

Taxation of Tax-Exempt Stockholders

      Provided that a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Internal Revenue Code, i.e., property the acquisition or holding of which is or is treated as financed through a borrowing by the tax-exempt United States stockholder, and the stock is not otherwise used in an unrelated trade or business, dividend income on our stock and income from the sale of our stock generally should not be unrelated business taxable income to a tax-exempt stockholder. However, if we were to hold residual interests in a REMIC, or if we or a pool of our assets were to be treated as a taxable mortgage pool, a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as unrelated business taxable income. See “— Ownership of Residual Interests in REMICs.” Although we do not believe that we, or any portion of our assets, will be treated as a taxable mortgage pool, we cannot assure you that the IRS might not successfully maintain that such a taxable mortgage pool exists.

      For tax-exempt stockholders that are social clubs, voluntary employees’ beneficiary associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our stock will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our stock. Any such investors should consult their tax advisors concerning these “set aside” and reserve requirements.

      Notwithstanding the above, however, a substantial portion of the dividends received with respect to our stock may constitute unrelated business taxable income if we are treated as a “pension-held REIT” and you are a trust which:

•	is described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code; and

•	holds more than 10%, by value, of our equity interests.

      Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as “qualified trusts.”

      A REIT is a “pension-held REIT” if:

•	it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by a qualified trust shall be treated, for purposes of the 5/50 rule, described above, as owned by the beneficiaries of the trust, rather than by the trust itself; and

•	either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

      The percentage of any REIT dividends treated as unrelated business taxable income under these rules is equal to the ratio of:

•	the unrelated business taxable income earned by the REIT, less directly related expenses, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

•	the total gross income, less directly related expenses, of the REIT.

      A de minimis exception applies where this percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a pension-held REIT.

Taxation of Non-United States Stockholders

      The rules governing U.S. federal income taxation of non-United States stockholders are complex, and no attempt will be made herein to provide more than a summary of these rules. “Non-United States stockholders” mean beneficial owners of shares of our stock that are not United States stockholders (as such term is defined in the discussion above under the heading entitled “Taxation of Taxable United States Stockholders”).

      PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR STOCK AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING ANY REPORTING REQUIREMENTS.

      Distributions to non-United States stockholders that are neither attributable to gain from our sale or exchange of U.S. real property interests nor designated by us as capital gain dividends or retained capital gains will be treated as dividends to the extent that they are made out of our current or accumulated earnings and profits. These distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. Under some treaties, lower withholding rates do not apply to dividends from REITs. However, if income from an investment in our stock is treated as effectively connected with the non-United States stockholder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-United States stockholder), the non-United States stockholder generally will be subject to federal income tax at graduated rates in the same manner as United States stockholders are taxed with respect to those distributions, and also may be subject to the 30% branch profits tax in the case of a non-United States stockholder that is a corporation, unless a treaty reduces or eliminates these taxes. We expect to withhold federal income tax at the rate of 30% on the gross amount of any dividend distributions (other than capital gain dividends or distributions attributable to gain from the sale or exchange of U.S. real property interests) made to a non-United States stockholder unless:

•	a lower treaty rate applies and any required form, for example IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-United States stockholder with us; or

•	the non-United States stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

      Any portion of the dividends paid to non-United States stockholders that is treated as “excess inclusion” income will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. See “— Ownership of Residual Interests in REMICs.”

      Distributions in excess of our current and accumulated earnings and profits that are neither attributable to the gain from our disposition of a U.S. real property interest nor designated by us as capital gain dividends will not be taxable to non-United States stockholders to the extent that these distributions do not exceed the adjusted basis of the stockholder’s stock, but rather will reduce the adjusted basis of that stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-United States stockholder’s stock, these distributions will give rise to a federal income tax liability if the non-United States stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution may be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are creditable against U.S. federal income tax liability, if any, or refundable by the IRS to the extent the distribution is subsequently determined to be in excess of our current and accumulated earnings and profits and the proper forms are filed with the IRS by the stockholder on a timely basis. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution that is neither attributable to the gain from the disposition of a U.S. real property interest nor designated by us as capital gain dividends, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% may be subject to withholding at a rate of 10%.

      Distributions that are designated by us as capital gain dividends which are not attributable to gain from the sale or exchange of a U.S. real property interest generally will not be subject to income taxation, unless (1) investment in our stock is effectively connected with the non-United States stockholder’s U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-United States stockholder), in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to such gain (and a corporate non-United States stockholder may also be subject to the 30% branch profits tax), or (2) the non-United States stockholder is a non-resident alien individual who is present in the U.S. for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the non-resident alien individual will be subject to a 30% tax on the individual’s capital gains.

      For any year in which we qualify as a REIT, distributions whether or not designated as capital gain dividends that are attributable to gain from the sale or exchange of a U.S. real property interest, which includes some interests in real property, but generally does not include an interest solely as a creditor in mortgage loans or mortgage-backed securities, will be taxed to a non-United States stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA.” Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-United States stockholder as if that gain were effectively connected with the stockholder’s conduct of a U.S. trade or business. Non-United States stockholders thus would be taxed at the normal capital gain rates applicable to United States stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution paid to a non-United States stockholder that we designate (or, if greater, the amount that we could designate) as a capital gains dividend. The amount on which we are required to withhold includes capital gains not subject to FIRPTA. The amount withheld is creditable against the non-United States stockholder’s tax liability, or refundable to the extent in excess of such tax liability, provided the proper forms are filed on a timely basis.

      Gains recognized by a non-United States stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a domestically controlled REIT, which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-United States stockholders. We currently expect that we will be a domestically controlled REIT. We cannot, however, assure you that we will be or that we will remain a domestically controlled REIT. Even if we are not a domestically controlled REIT, however, a non-United States stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of our stock under FIRPTA if our shares are traded on an established securities market in the future.

      If gain from the sale of the stock were subject to taxation under FIRPTA, the non-United States stockholder would be subject to the same treatment as United States stockholders with respect to that gain, subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. In addition, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

      Gains not subject to FIRPTA will be taxable to a non-United States stockholder if the non-United States stockholder’s investment in the stock is effectively connected with a trade or business in the U.S. (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-United States stockholder), in which case the non-United States stockholder will be subject to the same treatment as United States stockholders with respect to that gain; or the non-United States stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Information Reporting and Backup Withholding for Non-United States Stockholders

      If the proceeds of a disposition of our stock are paid by or through a U.S. office of a broker-dealer, the payment is generally subject to information reporting and to backup withholding (currently at a rate of 28%) unless the disposing non-United States stockholder certifies as to his non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a foreign office of a foreign broker-dealer. If the proceeds from a disposition of our stock are paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker-dealer that is (i) a “controlled foreign corporation” for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for a three-year period was effectively connected with a U.S. trade or business, (iii) a foreign partnership with one or more partners who are U.S. persons and who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the U.S., then (a) backup withholding will not apply unless the broker-dealer has actual knowledge that the owner is not a foreign stockholder, and (b) information reporting will not apply if the non-United States stockholder satisfies certification requirements regarding its status as a foreign stockholder. Other information reporting rules apply to non-United States stockholders, and prospective non-United States stockholders should consult their own tax advisors regarding these requirements.

Possible Legislative or Other Action Affecting Tax Consequences

      You should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could affect the tax consequences of an investment in us.

State, Local and Foreign Taxation

      We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, a stockholder’s state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, prospective investors should consult their tax advisors regarding the effect of state, local and foreign tax laws on an investment in our stock.

ERISA CONSIDERATIONS

      The Employee Retirement Income Security Act of 1974 (“ERISA”) imposes certain general and specific responsibilities on fiduciaries with respect to “employee benefit plans” (as defined in Section 3(3) of ERISA) that are subject to the provisions of Title I of ERISA, including entities whose underlying assets include “plan assets” by reason of an employee benefit plan’s investment in such entity (“ERISA Plans”). These responsibilities include the requirements of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan. In determining whether a particular investment is appropriate for an ERISA Plan, the fiduciary of an ERISA Plan should give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, including, but not limited to, the matters discussed above under “Risk Factors” and the anticipated cash flow needs of the ERISA Plan. For example, a fiduciary should consider whether an investment in our common stock may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified after any such investment. Any fiduciary of an ERISA Plan that proposes to cause such ERISA Plan to purchase our common stock should consult with its own legal and tax advisors with respect to the potential applicability of ERISA and the Internal Revenue Code to such investment and the consequences of such investment under ERISA and the Internal Revenue Code. Moreover, each fiduciary of an ERISA Plan should determine whether, under the general fiduciary standards of ERISA, an investment in our common stock is appropriate for the ERISA Plan, taking into account the overall investment policy of the ERISA Plan and the overall composition of the ERISA Plan’s investment portfolio.

      Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Internal Revenue Code such as individual retirement accounts (collectively with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of the Internal Revenue Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

      Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Internal Revenue Code, may nevertheless be subject to local, state or other Federal laws that are substantially similar to the foregoing provisions of ERISA and the Internal Revenue Code. Fiduciaries of any such plans should consult with their counsel before purchasing our common stock.

      The U.S. Department of Labor, the government agency primarily responsible for administering the ERISA fiduciary rules and the prohibited transaction rules under ERISA and the Internal Revenue Code, has issued the plan assets regulation, 29 CFR Section 2510.3-101 (as in effect from time to time, the “Plan Assets Regulation”), that, under specified circumstances, requires plan fiduciaries, and entities with certain specified relationships to a Plan, to “look through” investment vehicles and treat as an “asset” of the Plan each underlying asset of such investment vehicle. The Plan Assets Regulation provides, however, that if an entity is an “operating company” then the “look-through” rule will not apply to such entity. We intend that the company will be an “operating company.” As long as we qualify as an operating company, we will not be subject to the “look through” rule and our assets will not be treated as “assets” of any Plan investing in our common stock. In addition, the Plan Assets Regulation provides that if our equity securities that are owned by Plans are all “publicly-offered,” then the “look-through” rule will not apply to us.

      If for any reason our assets are deemed to be “plan assets” of a Plan because we fail to be an operating company, we have non-publicly-offered equity securities held by any Plan, and we do not qualify for any other exception under the Plan Assets Regulation, certain transactions that we might enter into, or may have entered into, in the ordinary course of our business might constitute non-exempt “prohibited transactions” under Section 406 of ERISA or Section 4975 of the Internal Revenue Code and might have to be rescinded and may give rise to prohibited transaction excise taxes and fiduciary liability, as described above. In addition, if our assets are deemed to be “plan assets” of a Plan, our management may be considered to be fiduciaries under ERISA and Section 4975 of the Internal Revenue Code. Moreover, if our underlying assets were deemed to be assets constituting “plan assets,” there are several other provisions of ERISA that could be implicated for an ERISA Plan if it were to acquire and hold our common stock either directly or by investing in an entity whose underlying assets are deemed to be assets of the ERISA Plan.

SHARES ELIGIBLE FOR FUTURE SALE

      There is currently no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering and our initial public offering, or the possibility of such sales occurring, could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through further offerings of equity securities.

      As of March 31, 2004, we had 16,502,500 outstanding shares of common stock and outstanding options to purchase 293,000 shares of our common stock, with an additional 254,500 shares of our common stock reserved for issuance upon exercise of other options and shares of restricted stock that may be granted in the future under our 2003 Equity Incentive Plan.

      The number of shares of common stock that may be issued pursuant to awards granted under the 2003 Equity Incentive Plan is limited to 1,050,000 shares of common stock. The plan provides that upon completion of an initial public offering of our common stock, and without further action or approval of our stockholders, the number of total shares of common stock that may be issued pursuant to awards granted under the plan automatically will be increased to approximately 7% of our total common stock outstanding, on a fully diluted basis, after the initial public offering. Upon the closing of our initial public offering, we may to grant our directors, executive officers and employees a total of 113,000 restricted shares of our common stock if the initial public offering price and the gross proceeds from our initial public offering meet certain minimum criteria. See “Management — 2003 Equity Incentive Plan.”

      We have filed a registration statement with the SEC to permit us to sell 8,000,000 shares of our common stock in our initial public offering (plus up to an additional 1,200,000 shares of our common stock pursuant to an option we will grant to the underwriter).

      Upon completion of our initial public offering and upon the effectiveness of the registration statement of which this prospectus is a part up to, 615,500 of our outstanding shares will be “restricted” shares, as that term is defined in Rule 144 under the Securities Act. Until we file a registration statement on Form S-8 to register our issuance of common shares under our 2003 Equity Incentive Plan, any shares that we may issue upon exercise of options will also be “restricted” shares. The resale restrictions applicable to “restricted” shares are described below. We intend to file a registration statement on Form S-8 to register our issuance of common shares under our 2003 Equity Incentive Plan.

      We may suspend sales by the holders of common stock on any registration statement for up to 60 days in any 12-month period during the pendency of merger negotiations or other undisclosed material events.

      Immediately after the closing of our initial public offering, we expect to have an additional 8,000,000 shares of our common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. We cannot assure you of:

•	the likelihood that an active market for the shares will develop;

•	the liquidity of any such market;

•	the ability of stockholders to sell their common stock; or

•	the prices that stockholders may be able to obtain for their common stock.

      As more fully described below, substantially all of our existing holders of common stock have entered into lock-up agreements in connection with our October 2003 and February 2004 private placements. Lehman Brothers may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements, except for its own shares, which are subject to a lock-up agreement with us which cannot be waived. Lehman Brothers has advised us that if it were to consider granting a waiver to a lock-up agreement, some of the factors it would consider in deciding whether to grant such a waiver include the reason for the request, the number of shares that the locked-up party is requesting be released, whether the stock will be released for public sale or will be transferred to another person or entity that will remain subject to the terms of the lock-up agreement, the current price of our common stock and the trading history of the common stock, then prevailing economic and equity market conditions, and applicable rules and regulations (particularly those relating to the publication of equity research). The number of outstanding shares scheduled to become available for sale in the public market under these lock-up agreements and Rule 144 (described below) is as follows:

Date of Availability for Sale	Number of Shares(1)

60 days after the date of this prospectus	7,474,999
90 days after the date of this prospectus	650,000
180 days after the date of this prospectus	7,875,001
360 days after the date of this prospectus	277,500	(2)

(1)	Assumes that this registration statement and the registration statement covering our initial public offering are declared effective on or prior to May 5, 2004.

(2)	Does not include 95,000 shares of restricted stock that may be issued to directors and officers upon completion of our initial public offering, assuming that it meets certain minimum criteria for initial public offering price and gross proceeds.

Representatives of Woodward Holding, LLC have requested that Lehman Brothers modify the existing lock-up provisions to allow for the possible sale or transfer of up to 500,000 shares held by it 60 days after the date of this prospectus, to accommodate asset management objectives of its sole owner. Lehman Brothers has agreed to, and the figures in the table above reflect, this modification.

      All of the shares sold in our initial public offering and all of the shares that may be sold, from time to time, under this registration statement will be freely tradable by the purchasers without restriction under the Securities Act, except for any shares that are purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act and except as restricted by the lock-up agreements described below.

      “Restricted” shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144, 144A or 701 under the Securities Act. Accordingly, the 15,182,500 shares we issued on October 8, 2003, the 207,000 shares we issued on January 29, 2004, the 1,000,000 shares we issued on February 4, 2004 and the 113,000 shares we issued on March 23, 2004, are “restricted” securities and, in the absence of an effective resale registration statement, will become eligible for resale under Rule 144 in limited quantities beginning one year after their issuance. In general, under Rule 144 as currently in effect, one year after the later of the date of acquisition of restricted shares from us or from any of our affiliates, the acquiror or subsequent holder thereof is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then outstanding common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 also are subject to various manner of sale provisions, notice requirements and the availability of current public information about us that will be satisfied so long as we timely file periodic reports under the Securities Exchange Act of 1934 (the “Exchange Act”). We cannot assure you that we will file such reports in a timely manner. If two years have elapsed since the date of acquisition of restricted shares from us or from any of our affiliates, and if the acquiror or subsequent holder thereof is deemed not to have been one of our affiliates at any time during the three months preceding a sale, such person may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

      Our executive officers and directors may not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase, pledge or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase, pledge or other sale or disposition) any shares of common stock, or any securities convertible, exercisable, exchangeable or redeemable for any shares of common stock issued under the 2003 Equity Incentive Plan until and including the 360th day following the effective date of the registration statement registering shares in our initial public offering without the prior written consent of Lehman Brothers, subject to extension under certain circumstances.

      With respect to shares of our common stock purchased directly from us in our October 2003 private placement by certain other investors that had a pre-existing relationship with us and our affiliates, those purchasers may not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase, pledge or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase, pledge or other sale or disposition) any such shares of common stock until 90 days (or 60 days in the case of Woodward Holding, LLC with respect to 500,000 of its shares) after the effective date of this registration statement, subject to extension under certain circumstances. In connection with our initial public offering, those purchasers have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any options to purchase, pledge, or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase, pledge or other sale or disposition) any shares of our common stock purchased directly from us in our October 2003 private placement for a period beginning 21 days prior to the anticipated effective date of our registration statement registering shares in our initial public offering and ending up to 180 days following the effective date of such registration statement, without the prior written consent of Lehman Brothers, subject to extension under certain circumstances.

      If the registration statement registering shares in our initial public offering is effective within 90 days of its filing, the holders of our common stock purchased from Lehman Brothers in our October 2003 private placement and directly from us in our February 2004 private placement may not directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase, pledge or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase, pledge or other sale or disposition) any such shares of common stock, for a period beginning 21 days prior to the anticipated effective date of the registration statement registering shares in our initial public offering and ending 60 days following the effective date of such registration statement, without the prior written consent of Lehman Brothers. If the market price of shares of our common stock remains at 120% or greater of the initial public offering price for a period of five consecutive trading days following the date on which such shares first trade on a when issued or direct basis on a nationally recognized securities exchange, these stockholders will be released from this lock-up agreement, subject to extension under certain circumstances.

      Lehman Brothers has agreed with us not to sell, transfer, pledge, hypothecate, or subject to hedging, short sale, derivative, put or call, or otherwise enter into any transaction that would result in the economic disposition of, the 525,001 shares of our common stock that Lehman Brothers acquired in our October 2003 private placement for a period of 180 days from the date of this prospectus.

DESCRIPTION OF CAPITAL STOCK AND MATERIAL PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION

      This section describes the general terms of our capital stock. The following summary describes the material terms of our certificate of incorporation and bylaws and applicable provisions of the Delaware General Corporation law. This description is qualified in its entirety by reference to our certificate of incorporation and bylaws, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part, and the provisions of the Delaware General Corporation Law. You should read our certificate of incorporation and bylaws for the provisions that are important to you.

Capital Stock

      Under our certificate of incorporation, we have authority to issue up to 135,000,000 shares of stock, consisting of 100,000,000 shares of common stock, par value $0.01 per share, 25,000,000 shares of excess stock, par value $0.01 per share (“Excess Stock”) (as described below), and 10,000,000 shares of preferred stock, par value $0.01 per share. Prior to this offering, 16,502,500 shares of our common stock were issued and outstanding. In addition, in order to comply with certain REIT qualification requirements, in January 2004 we issued and sold 125 shares of our Series A Cumulative Redeemable Preferred Stock.

Common Stock

      Subject to the provisions of our certificate of incorporation regarding Excess Stock, holders of common stock are entitled to one vote for each share of common stock owned of record on all matters to be voted on by stockholders, including the election of directors (other than amendments to our certificate of incorporation that relate solely to the terms of our outstanding shares of preferred stock). Subject to the provisions of our certificate of incorporation regarding Excess Stock, the holders of common stock are entitled to receive such distributions, if any, as may be declared from time to time by our board of directors, in its discretion, from funds legally available. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

      Under our certificate of incorporation, the board of directors is authorized, subject to certain limitations and without further stockholder approval, to issue from time to time one or more series of our preferred stock, with such distinctive designations, powers, rights and preferences as shall be determined by the board of directors. Preferred stock will be available for possible future financings, acquisitions and general corporate purposes without any legal requirement that we obtain any stockholder authorization. The issuance of preferred stock could have the effect of making an attempt to gain control of the company more difficult by means of a merger, tender offer, proxy contest or otherwise. The preferred stock, if issued, may have a preference on distribution payments that could affect our ability to make dividend distributions to holders of our common stock.

Series A Cumulative Redeemable Preferred Stock

      We have authorized 500 shares of Series A Cumulative Redeemable Preferred Stock, of which 125 shares are issued and outstanding as of the date of this prospectus. With respect to dividends and distributions upon our liquidation, winding-up and dissolution, the Series A Preferred Stock ranks senior to our common stock. The liquidation preference of the Series A Preferred Stock is $1,000 per share plus any accumulated but unpaid dividends and interest on unpaid dividends, if applicable. We issued the shares of Series A Preferred Stock in January 2004 in order to comply with certain REIT qualification requirements.

      Dividends. Dividends on the Series A Preferred Stock are payable in cash quarterly at a rate of 12.5% of the liquidation preference per year. To the extent not paid quarterly, unpaid dividends will accrue interest at the simple per annum rate of 12.5% on the amount of the unpaid dividends through the date on which the unpaid distributions are paid in full.

      Redemption. We may redeem the shares of Series A Preferred Stock, in whole or in part, at our option at any time for a per share amount equal to the liquidation preference plus all accrued but unpaid dividends and any interest on unpaid dividends through the date of redemption. In addition, we are required to pay a redemption premium upon the redemption of the Series A Preferred Stock. The redemption premium is $200 per share if the Series A Preferred Stock is redeemed on or before December 31, 2005, $150 per share if the Series A Preferred Stock is redeemed after December 31, 2005 and on or before December 31, 2006, $100 per share if the Series A Preferred Stock is redeemed after December 31, 2006 and on or before December 31, 2007, and $50 per share if the Series A Preferred Stock is redeemed after December 31, 2007 and on or before December 31, 2008.

      Voting. Except as expressly permitted in our certificate of incorporation and except as required by applicable law, the holders of shares of Series A Preferred Stock have no voting rights. Our certificate of incorporation provides that at least 90% of the votes entitled to be cast by the holders of the Series A Preferred Stock are necessary for any:

•	amendment to our certificate of incorporation that materially adversely affects the preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series A Preferred Stock;

•	issuance of shares of any class or series of stock which would entitle the holders thereof to receive dividends or amounts distributable upon liquidation, dissolution or winding-up in preference, priority or parity to the holders of Series A Preferred Stock; or

•	merger or consolidation in which Origen is not the surviving entity unless as a result of the merger or consolidation the holders of Series A Preferred Stock receive equity securities of the acquiror with preferences, rights and privileges not materially inferior to the preferences, rights and privileges of the Series A Preferred Stock.

Certain Provisions of our Certificate of Incorporation

      Two of the requirements for qualification as a REIT are that (i) during the last half of each taxable year for which a REIT election is in effect (other than the first such taxable year), not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals (the “5/50 Rule”) and (ii) there must be at least 100 stockholders on 335 days of each taxable year (other than the first taxable year for which a REIT election is made) of 12 months.

      In order that we may meet these requirements, our certificate of incorporation generally prohibits any individual from acquiring or holding, directly or indirectly, shares of any class or series of our stock in excess of 9.25% of the outstanding shares of such class or series. For this purpose, the term “ownership” is defined in accordance with the REIT provisions of the Internal Revenue Code and the constructive ownership provisions of Section 544 of the Internal Revenue Code, as modified by Section 856(h)(1)(B) of the Internal Revenue Code. Our board of directors has the authority under our certificate of incorporation, subject to certain limitations, to exempt individuals from the 9.25% ownership restriction. In addition, our certificate of incorporation prohibits any transfer of shares of our stock that would cause our stock to be beneficially held by less than 100 persons, determined without respect to any rules of attribution. Subject to certain limitations, our board of directors may increase or decrease the ownership limitations or waive the limitations for individual investors to the extent such action does not affect our qualification as a REIT.

      For purposes of the 5/50 Rule, the constructive ownership provisions applicable under Section 544 of the Internal Revenue Code (i) attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, (ii) attribute ownership of securities owned by certain family members to other members of the same family, and (iii) treat securities with respect to which a person has an option to purchase as actually owned by that person. These rules will be applied in determining whether a person holds shares of stock in violation of the ownership limitations set forth in the certificate of incorporation. Accordingly, under certain circumstances, shares of any class or series of stock owned by a person who individually owns less than 9.25% of the shares outstanding of any such class or series of stock may nevertheless be in violation of the ownership limitations set forth in the certificate of incorporation. Ownership of shares of common stock through such attribution is generally referred to as constructive ownership. The 100 stockholder test is determined by actual, and not constructive, ownership.

      Our certificate of incorporation further provides that if any transfer of shares of common stock which, if effective, would result in any person beneficially or constructively owning shares of common stock in excess or in violation of the above transfer or ownership limitations, then any such purported transfer will be void and of no force and effect with respect to the purported transferee (the “Prohibited Transferee”) as to that number of shares in excess of the ownership limit and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the ownership limit (the “Prohibited Owner”) shall cease to own any right or interest) in such shares in excess of the ownership limit. Any such excess shares described above will be converted automatically into an equal number of shares of Excess Stock (the “Excess Shares”) and transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us (the “Beneficiary”). Such automatic transfer shall be deemed to be effective as of the close of business on the trading day prior to the date of such violative transfer. As soon as practical after the transfer of shares to the trust, the trustee of the trust (who shall be designated by us and be unaffiliated with us and any Prohibited Transferee or Prohibited Owner) will be required to sell such Excess Shares to a person or entity who could own such shares without violating the ownership limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such Excess Shares or the sales proceeds received by the trust for such Excess Shares. In the case of any Excess Shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such Excess Shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such Excess Shares as of the date of such event or the sales proceeds received by the trust for such Excess Shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such Excess Shares by the trust, the trustee will be entitled to receive in trust for the Beneficiary all distributions paid with respect to such Excess Shares.

      In addition, shares of our stock held in the trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we, or our designee, accepts such offer. We shall have the right to accept such offer for a period of 90 days. Upon such a sale to us or our designee, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

      These restrictions do not preclude settlement of transactions through the Nasdaq National Market.

      “Market price” mean the last sales price reported on the New York Stock Exchange of our common stock on the trading day immediately preceding the relevant date, or if not then traded on the New York Stock Exchange, the last reported sales price of our common stock on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over which our common stock may be traded, or if not then traded over any exchange or quotation system, then the market price of our common stock on the relevant date as determined in good faith by the board of directors.

      Thirty days after January 1 of each year, every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of the outstanding shares or any class or series of our stock, is required to notify us in writing of its name and address, the number of shares of each class and series of our stock it beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limitations.

Indemnification of Directors and Officers

      Our certificate of incorporation provides that the personal liability of any director to us or our stockholders for money damages is limited to the fullest extent allowed by Delaware law as amended or interpreted. Our certificate of incorporation provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. Delaware law does not affect the potential liability of directors to third parties, such as our creditors.

      Our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted by Delaware law. Delaware law generally permits indemnification of directors and officers against certain costs, liabilities and expenses that any such person may incur by reason of serving in such positions if: (i) the director or officer acted in good faith; (ii) the director or officer acted in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation; and (iii) in the case of criminal proceedings, the director or officer had no reasonable cause to believe that the conduct was unlawful. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Certain Limitations on Changes in Control

      Certain provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws summarized below may have an anti-takeover effect. This may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the current fair market value of for its shares.

Anti-Takeover Statute

      Section 203 of the Delaware General Corporation Law is applicable to certain types of corporate takeovers. Subject to specified exceptions listed in the statute, Section 203 of the Delaware General Corporation Law provides that a corporation subject to the statute may not engage in any “business combination” with any “interested stockholder” for a three-year period following the date that the stockholder becomes an interested stockholder unless:

•	before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding specified shares; or

•	on or after that date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      Under Section 203 of the Delaware General Corporation Law, a “business combination” includes, among other things:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	certain transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

•	certain transactions involving the corporation which have the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; and

•	receipt by the interested stockholder of a financial benefit provided by or through the corporation.

      Except as specified in Section 203 of the Delaware General Corporation Law, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately before the relevant date; or

•	the affiliate and associate of such person.

      Under specific circumstances, Section 203 of the Delaware General Corporation Law makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption. Our certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage parties interested in acquiring us to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if the board of directors approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

DIVIDEND REINVESTMENT PLAN

      We may implement a dividend reinvestment plan whereby stockholders may automatically reinvest their dividends in common stock. Details about any such plan would be sent to stockholders following adoption thereof by the board of directors, in compliance with any applicable securities laws and regulations.

PRINCIPAL STOCKHOLDERS

      The following table presents information known to us regarding the beneficial ownership of our common stock. In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the person actually owns (of record or beneficially);

•	all shares over which the person has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the person has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days).

      Except as otherwise noted, information is given as of March 31, 2004 on an actual basis and as adjusted to reflect the sale of common stock in this offering. The table presents information regarding:

•	each of our Named Executive Officers;

•	each director of our company;

•	all of our directors and executive officers as a group; and

•	each stockholder known to us to own beneficially more than five percent of our common stock.

      Except as otherwise noted, the beneficial owners named in the following table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws, where applicable.

	Beneficial Ownership		Beneficial Ownership
	Before Offering		After Offering

	Number	Percent(1)	Number	Percent(1)

Ronald A. Klein(2)	205,833	1.2%	205,833	*
27777 Franklin Road, Suite 1700 Southfield, MI 48034
Gary A. Shiffman(3)	6,031,666	36.5%	6,031,666	24.6%
27777 Franklin Road, Suite 200 Southfield, MI 48034
Paul A. Halpern(4)	2,756,666	16.7%	2,756,666	11.2%
2300 Harmon Road Auburn Hills, MI 48326
Richard H. Rogel(5)	31,666	*	31,666	*
56 Rose Crown Avon, CO 81260
Michael J. Wechsler(5)	6,666	*	6,666	*
625 Madison Avenue New York, NY 10021
James A. Williams(5)	6,666	*	6,666	*
380 N. Old Woodward Ave, Suite 300 Birmingham, MI 48009
J. Peter Scherer(6)	40,000	*	40,000	*
27777 Franklin Road, Suite 1700 Southfield, MI 48034
W. Anderson Geater, Jr.(6)	40,000	*	40,000	*
27777 Franklin Road, Suite 1700 Southfield, MI 48034
Mark Landschulz(6)	40,000	*	40,000	*
27777 Franklin Road, Suite 1700 Southfield, MI 48034

	Beneficial Ownership		Beneficial Ownership
	Before Offering		After Offering

	Number	Percent(1)	Number	Percent(1)

Benton Sergi(7)	16,666	*	16,666	*
27777 Franklin Road, Suite 1700 Southfield, MI 48034
Shiffman Origen LLC(8)	1,025,000	6.2%	1,025,000	4.2%
27777 Franklin Road, Suite 200 Southfield, MI 48034
Sun OFI, LLC(9)	5,000,000	30.3%	5,000,000	20.4%
27777 Franklin Road, Suite 200 Southfield, MI 48034
Woodward Holding, LLC(10)	2,750,000	16.7%	2,750,000	11.2%
2300 Harmon Road Auburn Hills, MI 48326
Hunter Global Investors, LP(11)	1,499,999	9.1%	1,499,999	6.1%
350 Park Avenue, 11th Floor New York, NY 10022
DB Structured Finance Americas, LLC	1,000,000	6.1%	1,000,000	4.1%
60 Wall Street New York, NY 10005

All directors and executive officers as a group (10 persons)(12)	8,175,829	49.4%	8,175,829	33.4%

*	Holdings represent less than 1% of all shares outstanding.

(1)	Assumes that the listed persons neither purchase nor sell any shares of our common stock prior to the completion of this offering. Calculated using 16,502,500 shares of common stock outstanding as of March 31, 2004, plus, in the case of post-offering amounts, 8,000,000 shares issued by us in our initial public offering (assuming the underwriters’ over-allotment option is not exercised), but not 113,000 shares of restricted stock that may be issued to directors, officers and employees upon completion of our initial public offering if the initial public offering price and the gross proceeds from our initial public offering meet certain minimum criteria. Additionally, in accordance with Rule 13d-3(d)(i) of the Exchange Act, in calculating the percentage for each holder, we treated as outstanding the number of shares of common stock issuable upon the exercise of the holder’s options to purchase common stock, if any, that are exercisable within 60 days of March 31, 2004, however we did not assume the exercise of any other holders’ options.

(2)	Includes 8,333 shares issuable upon the exercise of options that vest upon the closing of this offering. Does not include 37,500 shares of restricted stock that may be issued upon consummation of our initial public offering assuming our initial public offering meets certain minimum criteria for initial public offering price and gross proceeds. These restricted shares would vest 66 2/3% upon the first anniversary of the grant date and the remaining 33 1/3% would vest on the second anniversary of the grant date.

(3)	Includes (i) 5,000,000 shares, which are held by an affiliate of Sun Communities which are attributed to Mr. Shiffman because he is the Chairman, President and Chief Executive Officer of Sun Communities, (ii) 1,025,000 shares held by Shiffman Origen LLC, and (iii) 1,666 shares issuable upon the exercise of options that vest upon the closing of this offering. Does not include 2,500 shares of restricted stock that may be issued upon consummation of our initial public offering assuming our initial public offering meets certain minimum criteria for initial public offering price and gross proceeds. These restricted shares would vest 66 2/3% upon the first anniversary of the grant date and the remaining 33 1/3% would vest on the second anniversary of the grant date.

(4)	Includes (i) 1,750,000 shares held by Woodward Holding, LLC, which are attributed to Mr. Halpern because he is its sole manager, (ii) 1,666 shares issuable upon the exercise of options that vest upon the closing of this offering, and (iii) 1,000,000 shares subject to a currently exercisable option granted to Woodward Holding, LLC by Sun OFI, LLC. Does not include 2,500 shares of restricted stock that may be issued upon consummation of our initial public offering assuming our initial public offering meets certain minimum criteria for initial public offering price and gross proceeds. These restricted shares would vest 66 2/3% upon the first anniversary of the grant date and the remaining 33 1/3% would vest on the second anniversary of the grant date.

(5)	Includes 1,666 shares issuable upon the exercise of options that vest upon the closing of this offering. Does not include 2,500 shares of restricted stock that may be issued upon consummation of our initial public offering assuming our initial public offering meets certain minimum criteria for initial public offering price and gross proceeds. These restricted shares would vest 66 2/3% upon the first anniversary of the grant date and the remaining 33 1/3% would vest on the second anniversary of the grant date.

(6)	Includes 5,000 shares issuable upon the exercise of options that vest upon the closing of this offering. Does not include 15,000 shares of restricted stock that may be issued upon consummation of our initial public offering assuming our initial public offering meets certain minimum criteria for initial public offering price and gross proceeds. These restricted shares would vest 66 2/3% upon the first anniversary of the grant date and the remaining 33 1/3% would vest on the second anniversary of the grant date.

(7)	Includes 3,333 shares issuable upon the exercise of options that vest upon the closing of this offering. Does not include 2,500 shares of restricted stock to be issued upon consummation of our initial public offering assuming our initial public offering meets certain minimum criteria for initial public offering price and gross proceeds. These restricted shares would vest 66 2/3% upon the first anniversary of the grant date and the remaining 33 1/3% would vest on the second anniversary of the grant date.

(8)	Arthur A. Weiss is the sole manager of Shiffman Origen, LLC. Mr. Weiss has sole share voting and investment control over the shares held by Shiffman Origen, LLC. Mr. Weiss disclaims beneficial ownership of the shares held by this entity.

(9)	Sun OFI, LLC is an affiliate of Sun Communities, of which Mr. Shiffman is the Chairman, President and Chief Executive Officer. Mr. Shiffman is the sole manager of Sun OFI, LLC. Mr. Shiffman has sole share voting and investment control over the shares held by Sun OFI, LLC. Mr. Shiffman disclaims beneficial ownership of the shares held by Sun OFI, LLC.

(10)	Includes 1,000,000 shares subject to a currently exercisable option granted to Woodward Holding, LLC by Sun OFI, LLC. Mr. Halpern is the sole manager of Woodward Holding, LLC. Mr. Halpern has sole share voting and investment control over the shares held by Woodward Holding, LLC. Mr. Halpern disclaims beneficial ownership of the shares held by Woodward Holding, LLC.

(11)	Certain of these shares are held by entities affiliated with Hunter Global Investors, LP

(12)	Includes 31,663 shares issuable upon the exercise of options that vest upon the closing of our initial public offering.

SELLING STOCKHOLDERS

      The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of their shares of common stock listed on the table below. When we refer to the “selling stockholders” in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders’ interests other than through a public sale.

      The table below sets forth the name of each selling stockholder and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus as of March 31, 2004. Except as noted below, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

      Based on the information provided to us by the selling stockholders, assuming that the selling stockholders sell all of the shares of common stock beneficially owned by them that have been registered by us and do not acquire any additional shares of stock during this offering, each selling stockholders will not own any shares of common stock other than the shares of common stock appearing in the column entitled “Beneficial ownership after resale offering.” We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

				Shares Offered
				Pursuant to	Beneficial Ownership
	Beneficial Ownership			This Prospectus	After Resale
	Prior to Resale Offering			(Maximum	Offering(1)
				Number That
Selling Stockholder	Number		Percent(2)	May Be Sold)	Number	Percent(2)

Sun OFI, LLC	5,000,000		30.3%	5,000,000	—	—
Woodward Holding, LLC	1,750,000		10.6%	1,750,000	—	—
Hunter Global Investors Fund	1,499,999	(3)	9.1%	1,499,999	—	—
Shiffman Origen, LLC	1,025,000		6.2%	1,025,000	—	—
DB Structured Finance Americas, LLC	1,000,000		6.1%	1,000,000	—	—
Ram Trading LTD	800,000		4.9%	800,000	—	—
Kensington Strategic Realty Fund	700,000		4.2%	700,000	—	—
Millenium Trading Co., L.P.	700,000		4.2%	700,000	—	—
Lehman Brothers Inc.	525,001	(4)	3.2%	525,001	—	—
Perry Capital	500,000		3.0%	500,000	—	—
ING Clarion Real Estate Income Fund	300,000		1.8%	300,000	—	—
North American Property Securities Trust	295,000		1.8%	295,000	—	—
SLS Offshore LTD	288,117		1.7%	288,117	—	—
TIAA Cref Investment Management	250,000		1.5%	250,000	—	—
Hermelin Family Investments, LLC	200,000		1.2%	200,000	—	—
Polygon Global Opportunities	200,000		1.2%	200,000	—	—
SLS Investors LP	161,883		1.0%	161,883	—	—
Steven G. Friedman	150,000		*	150,000	—	—
Roman S. Ferber	150,000		*	150,000	—	—
Alon Kaufman	150,000		*	150,000	—	—
Fidelity Investments Company	100,000		*	100,000	—	—
Sunrise Partners Limited Partnership	100,000		*	100,000	—	—
Ronald A. Klein	50,000		*	50,000	—	—

			Shares Offered
			Pursuant to	Beneficial Ownership
	Beneficial Ownership		This Prospectus	After Resale
	Prior to Resale Offering		(Maximum	Offering(1)
			Number That
Selling Stockholder	Number	Percent(2)	May Be Sold)	Number	Percent(2)

Condor Partners LP	30,000	*	30,000	—	—
Richard H. Rogel	25,000	*	25,000	—	—
Drake Associates, LP	25,000	*	25,000	—	—
Archon Partners LP	20,000	*	20,000	—	—
European Investors Real Estate Securities Partners, LLC	5,000	*	5,000	—	—

*	Holdings represent less than 1% of all shares outstanding.

(1)	Assumes that each named selling stockholder sells all of the shares of our common stock it holds that are covered by this prospectus and neither acquires nor disposes of any other shares, or right to purchase other shares, of our common stock subsequent to the date as of which it provided information to us regarding its holdings. Because the selling stockholders are not obligated to sell all or any portion of the shares of our common stock shown as offered by them, we cannot estimate the actual number of shares of our common stock that will be held by any selling stockholder upon completion of this offering.

(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 16,502,500 shares of common stock outstanding as of March 31, 2004. In calculating the amount for each holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of any options to purchase common stock held by the selling stockholder, however we did not assume the exercise of any other holders’ options.

(3)	Certain of these shares are held by entities affiliated with Hunter Global Investors, LP.

(4)	Lehman Brothers Inc. acted as the initial purchaser with respect to 6,500,000 shares of our common stock sold in our October 2003 private placement. In connection with our October 2003 private placement, Lehman Brothers Inc. retained for its own account 525,001 shares of common stock. In addition, Lehman Brothers Inc. is acting as an underwriter in the initial public offering of our common stock for which we have filed a separate registration statement.

PLAN OF DISTRIBUTION

      We are registering the shares of our common stock covered by this prospectus to permit holders to conduct public secondary trades of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of the shares of our common stock by the selling stockholders. We have been advised by the selling stockholders that the selling stockholders or pledgees, donees or transferees of, or other successors in interest to, the selling stockholders may sell all or a portion of the shares of our common stock beneficially owned by them and offered hereby from time to time either:

•	directly; or

•	through underwriters, broker-dealers or agents, who may act solely as agents or who may acquire the shares of our common stock as principals or as both, and who may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or from the purchasers of the shares of our common stock for whom they may act as agent (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

      Unless otherwise permitted by law, if the shares are to be sold pursuant to this prospectus by pledgees, donees or transferees of, or other successors in interest to, the selling stockholders, then we must file an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Determination of Offering Price

      Except as may be described in any prospectus supplement accompanying this prospectus, the selling stockholders may offer their shares of common stock pursuant to this prospectus at fixed prices, which may be changed, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. The offering price will be determined by the participants in the purchase and sale (or other transfer) transaction based on factors they consider important.

      No public market currently exists for shares of our common stock. An active trading market for our shares might not develop. Even if an active market does develop, the public price at which our shares trade in the future might be below the offering price.

      The aggregate proceeds to the selling stockholders from the sale of the shares of our common stock offered by them hereby will be the purchase price of the shares of our common stock less discounts and commissions, if any.

Methods of Distribution

      The sales described in the preceding paragraphs may be effected in transactions:

•	on any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions (which may include underwritten transactions) otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales (except that no selling stockholders may satisfy its obligations in connection with short sale or hedging transactions entered into before the effective date of the registration statement of which this prospectus is a part by delivering securities registered under such registration statement).

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the shares of our common stock, the selling stockholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the shares of our common stock in the course of hedging their positions. The selling stockholders may also sell the shares of our common stock short and deliver shares of our common stock to close out short positions, or loan or pledge shares of our common stock to broker-dealers that in turn may sell the shares of our common stock. Each of the selling stockholders that is an affiliate of a registered broker-dealer has represented to us that it purchased the shares of common stock in the ordinary course of business and, at the time of such purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute such shares of common stock.

      The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of common stock which may be resold thereafter pursuant to this prospectus if the shares of common stock are delivered by the selling stockholders. However, if the shares of common stock are to be delivered by the selling stockholders’ successors in interest, unless permitted by law, we must file an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the successors in interest as selling stockholders under this prospectus.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the shares of our common stock by the selling stockholders. Selling stockholders might not sell any, or might not sell all, of the shares of our common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer the shares of our common stock by other means not described in this prospectus.

      To the extent required, upon being notified by a selling stockholder that any arrangement has been entered into with any agent, underwriter or broker-dealer for the sale of the shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by any agent, underwriter or broker-dealer(s), the name(s) of the selling stockholder(s) and of the participating agent, underwriter or broker-dealer(s), specific common stock to be sold, the respective purchase prices and public offering prices, any applicable commissions or discounts, and other facts material to the transaction will be set forth in a supplement to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate.

      The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock and, if the selling stockholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling stockholders, in order for the shares of common stock to be sold under cover of this registration statement, unless permitted by law, we must file an amendment to this registration statement under applicable provisions of the Securities Act amending the list of selling stockholders to include the pledgee, transferee, secured party or other successors in interest as selling stockholders under this prospectus.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

      The selling stockholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the shares of our common stock to engage in market-making activities with respect to the particular shares of our common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This may affect the marketability of the shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the underlying shares of our common stock.

Underwriting Discounts and Commissions, Indemnification and Expenses

      Brokers, dealers, underwriters or agents participating in the distribution of the shares of common stock pursuant to this prospectus as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares of common stock for whom such broker- dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

      The selling stockholders and any brokers, dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares of our common stock pursuant to this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act. In this case, any commissions received by these broker-dealers, agents or underwriters and any profit on the resale of the shares of our common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any profits realized by the selling stockholders may be deemed to be underwriting commissions. Neither we nor any selling stockholder can presently estimate the amount of such compensation. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      Pursuant to the registration rights agreements, which appear as exhibits to the registration statement of which this prospectus is a part, we have agreed to indemnify Lehman Brothers in its capacity as the initial purchaser in our October 2003 private placement, each selling stockholder, each person, if any, who controls Lehman Brothers or a selling stockholder within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, and the officers, directors, partners, employees, representatives and agents of any of the foregoing, against specified liabilities arising under the Securities Act. Each selling stockholder has agreed to indemnify us and each person, if any, who controls us within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, against specified liabilities arising under the Securities Act.

      We have agreed, among other things, to bear all expenses, other than selling expenses, commissions and discounts, and certain expenses of one counsel to the selling stockholders, in connection with the registration and sale of the shares of our common stock covered by this prospectus.

      Some of the selling stockholders, who may be deemed to be underwriters, as described above, and their affiliates engage in transactions with, and perform services for, us in the ordinary course of business and have engaged and may in the future engage in commercial banking and/or investment banking transactions with us, for which they have received or will receive, as the case may be, customary compensation.

Registration Period

      In connection with our October 2003 and February 2004 private placements, we entered into registration rights agreements pursuant to which we agreed to file the registration statement of which this prospectus is a part. The registration rights agreements appear as exhibits to the registration statement of which this prospectus is a part.

      We will use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part effective until the date on which no “registrable shares” (as defined in the registration rights agreements) remain outstanding, which will generally occur when all of the shares of our common stock subject to the registration rights agreements have either been resold in a registered sale or are eligible for resale under Rule 144. In addition, our obligation to keep the registration statement of which this prospectus is a part effective is subject to specified, permitted exceptions.

Lock-up Agreements

      Our executive officers and directors may not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase, pledge or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase, pledge or other sale or disposition) any shares of common stock, or any securities convertible, exercisable, exchangeable or redeemable for any shares of common stock issued under the 2003 Equity Incentive Plan until and including the 360th day following the effective date of the registration statement registering shares in our initial public offering without the prior written consent of Lehman Brothers, subject to extension under certain circumstances.

      With respect to shares of our common stock purchased directly from us in our October 2003 private placement by certain other investors that had a pre-existing relationship with us and our affiliates, those purchasers may not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase, pledge or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase, pledge or other sale or disposition) any such shares of common stock until 90 days after the effective date of this registration statement, subject to extension under certain circumstances. In connection with our initial public offering, those purchasers have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any options to purchase, pledge, or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase, pledge or other sale or disposition) any shares of our common stock purchased directly from us in our October 2003 private placement for a period beginning 21 days prior to the anticipated effective date of our registration statement registering shares in our initial public offering and ending up to 180 days following the effective date of such registration statement, without the prior written consent of Lehman Brothers, subject to extension under certain circumstances.

      If the registration statement registering shares in our initial public offering is effective within 90 days of its filing, the holders of our common stock purchased from Lehman Brothers in our October 2003 private placement and directly from us in our February 2004 private placement may not directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase, pledge or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase, pledge or other sale or disposition) any such shares of common stock, for a period beginning 21 days prior to the anticipated effective date of the registration statement registering shares in our initial public offering and ending 60 days following the effective date of such registration statement, without the prior written consent of Lehman Brothers. If the market price of shares of our common stock remains at 120% or greater of the initial public offering price for a period of five consecutive trading days following the date on which such shares first trade on a when issued or direct basis on a nationally recognized securities exchange, these stockholders will be released from this lock-up agreement, subject to extension under certain circumstances.

      Lehman Brothers, at any time and without notice, may release all or any portion of the shares of common stock subject to the foregoing lock-up agreements. See “Shares Eligible For Future Sale.”

CUSIP Number

      The Committee on Uniform Securities Identification Procedures assigns a unique number, known as a CUSIP number, to a class or issue of securities in which all of the securities have similar rights. Prior to any registered resale, all of the securities covered by this prospectus are restricted securities under Rule 144 and their designated CUSIP number refers to such restricted status.

      Any sales of common stock pursuant to this prospectus must be settled with shares of our common stock bearing our general (not necessarily restricted) common stock (CUSIP number). A selling stockholder named in this prospectus may obtain shares bearing our general common stock CUSIP number for settlement purposes by presenting the shares to be sold (with a restricted CUSIP), together with a certificate of registered sale, to our transfer agent, American Stock Transfer and Trust Company. The form of certificate of registered sale is available from us upon request. The process of obtaining such shares might take a number of business days. SEC rules generally require trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, a selling stockholder who holds securities with a restricted CUSIP at the time of the trade might wish to specify an alternate settlement cycle at the time of any such trade to provide sufficient time to obtain the shares with an unrestricted CUSIP in order to prevent a failed settlement.

Stock Market Listing

      Our common stock is not currently listed on any national securities exchange or on Nasdaq. No public market currently exists for our common shares and an active trading market for our shares might never develop.

      We have filed an application to list our shares of common stock on the Nasdaq National Market. If our application is approved, trading of our common stock is expected to commence within the 30-day period after the effectiveness of the registration statement of which this prospectus is a part. Lehman Brothers, one of the underwriters of our initial public offering, has advised us that it is making and intends to continue to make a market in our common stock prior to the commencement of trading of our common stock. Lehman Brothers has no obligation to make a market in our common stock, however, and may cease market-making activities at any time.

Stabilization and Other Transactions

      As described above, the selling stockholders may utilize methods of sale that amount to a distribution under federal securities laws. The anti-manipulation rules under the Exchange Act, including, without limitation, Regulation M, may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling stockholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time before the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered by this prospectus.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Jaffe, Raitt, Heuer & Weiss, Professional Corporation. In addition, the description of federal income tax consequences contained in the section of this prospectus entitled “Material U.S. Federal Income Tax Consequences” is based upon the opinion of Jaffe, Raitt, Heuer & Weiss, Professional Corporation.

EXPERTS

      The financial statements of Origen Financial, Inc. as of December 31, 2003 and for the period then ended, of Origen Financial L.L.C. as of October 7, 2003 and for the period then ended, and of Origen Financial L.L.C. as of December 31, 2002 and for the year then ended have been included in this prospectus in reliance on the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The financial statements of Bingham Financial Services Corporation as of December 31, 2001 and 2000 and for the years then ended, as of December 31, 1999 and for the period then ended, and as September 30, 1999 and for the year then ended have been included in this prospectus in reliance on the report of Plante & Moran, PLLC, independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 450 Fifth Street, N.W. Room 1024, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you for free on the SEC’s website at www.sec.gov.

      Upon completion of our initial public offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

Page

Origen Financial, Inc.
Report of Independent Certified Public Accountants	F-2
Consolidated Balance Sheet — December 31, 2003	F-3
Consolidated Statement of Earnings for the period October 8, 2003 through December 31, 2003	F-4
Consolidated Statement of Changes in Stockholders’ Equity for the period October 8, 2003 through December 31, 2003	F-5
Consolidated Statement of Cash Flows for the period October 8, 2003 through December 31, 2003	F-6
Notes to Consolidated Financial Statements	F-7

Origen Financial L.L.C.
Report of Independent Certified Public Accountants	F-29
Consolidated Balance Sheets — October 7, 2003 and December 31, 2002	F-30
Consolidated Statements of Operations for the period ended October 7, 2003 and year ended December 31, 2002	F-31
Consolidated Statement of Changes in Members’ Capital for the periods from January 1, 2002 through October 7, 2003	F-32
Consolidated Statement of Cash Flows for the period ended October 7, 2003 and year ended December 31, 2002	F-33
Notes to Consolidated Financial Statements	F-34

Bingham Financial Services Corporation
Independent Auditor’s Report	F-52
Consolidated Balance Sheets — December 31, 2001, and December 31, 2000	F-53
Consolidated Statements of Operations for the years ended December 31, 2001 and 2000, the period ended December 31, 1999, and the year ended September 30, 1999	F-54
Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the years ended December 31, 2001 and 2000, the period ended December 31, 1999, and the year ended September 30, 1999	F-55
Consolidated Statement of Cash Flows for the years ended December 31, 2001 and 2000, the period ended December 31, 1999, and the year ended September 30, 1999	F-56
Notes to Consolidated Financial Statements	F-57

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors

Origen Financial, Inc.

      We have audited the accompanying consolidated balance sheet of Origen Financial, Inc. as of December 31, 2003 and the related consolidated statements of earnings, changes in stockholders’ equity and cash flows for the period from October 8, 2003 to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Origen Financial, Inc. as of December 31, 2003 and the consolidated results of its operations and its cash flows for the period from October 8, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/S/ GRANT THORNTON LLP

Southfield, Michigan

February 3, 2004

ORIGEN FINANCIAL, INC.

CONSOLIDATED BALANCE SHEET
December 31, 2003
(In thousands, except share data)

ASSETS
Assets
Cash and equivalents	$6,926
Restricted cash	6,017
Loans receivable, net of allowance for losses	368,509
Loan sale proceeds receivable	2,957
Servicing advances	10,522
Residual interest in loan securitizations	749
Furniture, fixtures and equipment, net	2,476
Servicing rights	5,131
Goodwill	32,277
Repossessed homes	3,730
Other assets	5,248

Total assets	$444,542

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$14,088
Recourse liability	8,740
Dividends payable	1,484
Notes payable — securitization facility	273,404
Note payable — servicing advances	4,037

Total liabilities	301,753

Stockholders’ Equity
Excess stock, $.01 par value, 25,000,000 shares authorized, no shares issued and outstanding
Preferred stock, $.01 par value, 10,000,000 shares authorized; no shares issued and outstanding at December 31, 2003	—
Common stock, $.01 par value, 100,000,000 shares authorized; 15,060,000 shares issued and outstanding at December 31, 2003	152
Paid-in-capital	143,289
Accumulated other comprehensive loss	(20)
Unearned stock compensation	(1,114)
Retained earnings	482

Total stockholders’ equity	142,789

Total liabilities and stockholders’ equity	$444,542

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL, INC.

CONSOLIDATED STATEMENT OF EARNINGS
For the Period October 8, 2003 through December 31, 2003
(In thousands, except share data)

Revenues
Interest income on loans	$7,777
Loan servicing fees	2,878
Other income	2

Total revenues	10,657
Costs and Expenses
Interest expense	2,408
Provision for credit losses and recourse liability	768
Compensation and benefits	3,862
General and administrative	1,122
Other operating expenses	531

Total costs and expenses	8,691

Net income	$1,966

Weighted average common shares outstanding	15,060,000

Weighted average common shares outstanding, diluted	15,171,364

Earnings per share:
Basic	$0.13

Diluted	$0.13

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Period October 8, 2003 through December 31, 2003
(In thousands, except share data)

			Accumulated	Unearned
	Common	Paid in	Comprehensive	Stock	Retained	Total
	Stock	Capital	Income (Loss)	Compensation	Earnings	Equity

Balance October 8, 2003	$—	$—	$—	$—	$—	$—
Issuance of 15,000,000 shares of common stock, net of associated Costs of $8,384	150	142,066				142,216
Unearned stock compensation	2	1,223		(1,225)		—
Stock award amortization				111		111
Unrealized loss on interest rate swaps			(20)			(20)
Net income					1,966	1,966

Total comprehensive income	—	—	—	—	—	1,946
Cash distribution declared of $0.098 per share					(1,484)	(1,484)

Balance December 31, 2003	$152	$143,289	$(20)	$(1,114)	$482	$142,789

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
For the period October 8, 2003 through December 31, 2003
(In thousands, except share data)

Cash Flows From Operating Activities
Net income	$1,966
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Provision for credit losses and recourse liability	768
Depreciation and amortization	765
Originations of loans	(53,337)
Purchase of loans	(48,967)
Principal collections on loans	11,683
Payment of deferred purchase price receivable	214
Increase in other assets	(10,389)
Increase in accounts payable and other liabilities	1,940

Net cash used in operating activities	(95,357)
Cash Flows From Investing Activities
Capital expenditures	(127)

Net cash used in investing activities	(127)
Cash Flows From Financing Activities
Net proceeds from issuance of common stock, net	141,616
Redemption of preferred interests in Origen Securitization Company, LLC	(45,617)
Repayment of note payable – Sun Home Services	(63,055)
Proceeds from sale of repossessed homes	978
Proceeds from notes payable – securitization facility	75,735
Repayment of notes payable – securitization facility	(11,633)
Net increase in note payable – servicing advances	3,208

Net cash provided by financing activities	101,232

INCREASE IN CASH AND CASH EQUIVALENTS	5,748
Cash and cash equivalents, beginning of period	1,178

Cash and cash equivalents, end of period	$6,926

Supplemental disclosures of cash flow information:
Interest paid	$2,003
Non cash financing activities:
Restricted common stock issued as unearned compensation	$1,225

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

Note A —	Summary of Significant Accounting Policies

Nature of Operations

      The Company began operations on October 8, 2003 with the completion of a private placement of 15,000,000 shares of its common stock. The consolidated statements of operations and cash flows are presented for the period October 8, 2003 through December 31, 2003.

      The Company is a Delaware corporation which has elected to be taxed as a real estate investment trust (“REIT”) commencing with its taxable year ended December 31, 2003. The Company’s business is to originate, purchase and service manufactured home loans. The Company’s manufactured home loans are generally conventionally amortizing loans that range in amounts from $10,000 to $150,000 and have terms of seven to thirty years and are located throughout the United States. Currently, most of the Company’s activities are conducted through Origen Financial L.L.C., which is a wholly-owned subsidiary. The Company conducts the rest of its business operations through one or more other subsidiaries, including taxable REIT subsidiaries.

      The Company generally securitizes or places the manufactured home loans it originates with institutional investors and retains the rights to service the loans on behalf of those investors.

Principles of Consolidation

      The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates subsidiaries in which it has the ability to control the operations of the subsidiaries generally because of majority control of voting equity interests. The Company does not consolidate entities with respect to which it does not have voting control over the major decisions. Currently, there are no such unconsolidated subsidiaries. The Company’s acquisition of Origen Financial L.L.C. as of October 8, 2003, was accounted for at fair value in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations.”

Revenue Recognition

      Interest and origination fee revenue from loans receivable is recognized using the interest method. Certain loan origination costs on loans receivable are deferred and amortized using the interest method over the term of the related loans as a reduction of interest income on loans. The accrual of interest on loans receivable is discontinued at the time a loan is determined to be impaired. Servicing fees are recognized when earned.

      Loan servicing fees are received by the Company for the servicing of manufactured home loans. Such fees are contractually based and recognized monthly as earned over the life of the loan servicing portfolio.

      The Company periodically sells loans either as whole loans or through securitizations. Estimated gains or losses from such sales or securitizations are recognized in the period in which the sale or securitization occurs. In determining the gain or loss on each qualifying sale of loans receivable, the Company’s investment in each loan pool is allocated between the portion sold and any retained interests based on their relative fair values at the date of sale. The retained interests include interest-only strips, restricted cash held by securitization trusts, recourse liabilities and servicing rights. Some loan securitizations may be structured as financing transactions as opposed to sales transactions, in which case no gain or loss is recognized, nor is any allocation made to retained interests. Rather, the loans securitized are continued to be carried by the Company as assets, along with the associated liability that finances such assets. In general, for a securitization to qualify for treatment as a sale, the Company must surrender control over the loans except to the extent it retains residual interests or servicing rights. Control is generally surrendered if the loans are isolated from

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

creditors or bankruptcy, the transferee has the right to pledge the loans and there is no agreement that obligates the Company to repurchase the loans before maturity except in a cleanup call.

Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, including significant estimates regarding allowances for loan losses, recourse liabilities, impairment of retained interests and goodwill. Actual results could differ from those estimates.

Cash and Cash Equivalents

      Cash and cash equivalents represent short-term highly liquid investments with original maturities of three months or less and include cash and interest bearing deposits at banks. The Company has restricted cash related to loans serviced for others that is held in trust for subsequent payment to the owners of those loans.

Loans Receivable

      Loans receivable consist of manufactured home loans under contracts collateralized by the borrowers’ manufactured homes and in some instances, related land. All loans receivable are classified as held for sale until such time they are securitized and are carried at the lower of aggregate cost or fair value. Interest on loans is credited to income when earned. Loans receivable include accrued interest and are presented net of deferred loan origination costs and an allowance for estimated loan losses.

Allowance for Credit Losses

      The allowance for possible credit losses is maintained at a level believed adequate by management to absorb potential losses in the Company’s loan portfolio. The Company’s loan portfolio is comprised of homogenous manufactured home loans with average loan balances of less than $50,000. The allowance for credit losses is determined at a portfolio level and computed by applying loss rate factors to the loan portfolio on a stratified basis using the Company’s current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent). The Company’s loss rate factors are based on the Company’s historical loan loss experience and are adjusted for economic conditions and other trends affecting borrowers’ ability to repay and estimated collateral value. Loans are considered impaired and accrual of interest is discontinued when a loan becomes more than 90 days past due. These homogeneous loans are collectively evaluated for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The allowance for credit losses represents an unallocated allowance. There are no elements of the allowance allocated to specific individual loans or to impaired loans.

Servicing Rights

      The Company recognizes the fair value of loan servicing rights purchased or on loans originated and sold, by recognizing a separate servicing asset or liability. Management is required to make complex judgments when establishing the assumptions used in determining fair values of servicing assets. The fair value of servicing assets is determined by calculating the present value of estimated future net servicing cash flows, using assumptions of prepayments, defaults, servicing costs and discount rates that the Company believes market participants would use for similar assets. These assumptions are reviewed on a monthly basis and changed based on actual and expected performance.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      The Company stratifies its servicing assets based on the predominant risk characteristics of the underlying loans, which are loan type, interest rate and loan size. Servicing assets are amortized in proportion to and over the expected servicing period.

      The carrying amount of loan servicing rights is assessed for impairment by comparison to fair value and a valuation allowance is established through a charge to earnings in the event the carrying amount exceeds the fair value. Fair value is estimated based on the present value of expected future cash flows and periodically by independent appraisal. There was no valuation allowance recognized at December 31, 2003.

Retained Interests in Loan Securitizations

      Retained interests are carried at estimated fair value, which is determined by discounting the projected cash flows over the expected life of the receivables sold, using the Company’s current prepayment, default, loss and interest rate assumptions. Changes in the fair value of retained interests are recorded as a component of other comprehensive income unless there has been a decline in value that is other than temporary. Under current accounting rules (pursuant to Emerging Issues Task Force Consensus Number 99-20) declines in value of the Company’s retained interests are considered other than temporary and recognized in earnings when the timing and/or amount of cash expected to be received has changed adversely from the previous valuation which determined the carrying value of the retained interest. When declines in value considered to be other than temporary occur, the amortized cost is reduced to fair value and a loss is recognized in the statement of operations. The assumptions used to determine new values are based on internal evaluations and consultations with independent advisors having significant experience in valuing such retained interests.

Repossessed Homes

      Manufactured homes acquired through foreclosure or similar proceedings are recorded at the lesser of the related loan balance or the estimated fair value of the home.

Other Assets

      Other assets are comprised of prepaid expenses, deferred financing costs, and other miscellaneous receivables. Prepaid expenses are amortized over the expected service period. Deferred financing costs are capitalized and amortized over the life of the corresponding obligation.

Loan Sale Proceeds Receivable

      The loan sale proceeds receivable relates to the sale of approximately $114.4 million principal balance of manufactured home loans. The loans were sold with recourse and with a deferred proceeds component equal to 1.5% of the outstanding principal balance at the time of sale. The Company receives on a monthly basis .125% (an annual rate of 1.5% divided by 12) of the outstanding principal balance of eligible loans (loans on which a payment was received from the obligor during the month). The deferred loan sale proceeds receivable is assessed for impairment on a periodic basis based on the fair value of the receivable calculated on a discounted basis.

Depreciation

      Provision for depreciation is computed using the straight-line method over the estimated useful lives of office properties and equipment, as follows: leasehold improvements — three to five years; furniture and fixtures — seven years; computers — five years; capitalized software — three years.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

Derivative Financial Instruments

      The Company has periodically used interest rate swaps to mitigate interest rate risk related to its debt and loans receivable. The Company follows the provisions of Statement of Financial Accounting No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.

      Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings.

      Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings.

Per Share Data

      Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted into common stock.

      The following table presents a reconciliation of the numerator (income applicable to common shareholders) and denominator (weighted average common shares outstanding) for the basic earnings per share calculation at December 31, 2003:

		Earnings
	Shares	Per Share

Basic earnings per share	15,060,000	$0.13
Net dilutive effect of:
Options	—	—
Restricted stock awards	111,364	—

Diluted earnings per share	15,171,364	$0.13

Stock Options

      The Company has elected to measure compensation cost using the intrinsic value method in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees.” Accordingly since all options were granted at a fixed price not less than the fair market value of the Company’s common stock on the date of grant, no compensation cost has been recognized for its stock option plan. Had stock option costs of the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

methodology of SFAS 123, the pro forma effects on the Company’s net income and earnings per share would be as follows for the period October 8, 2003 to December 31, 2003 (in thousands except income per share):

Net income as reported	$1,966
Stock option compensation cost	2

Pro forma net income	$1,964

Basic income per share as reported	$0.13
Stock option compensation cost	—

Pro forma basic income per share	$0.13

Diluted income per share as reported	$0.13
Stock option compensation cost	—

Pro forma diluted income per share	$0.13

Goodwill Impairment

      Accounting standards require the Company to test its recorded goodwill for impairment on an annual basis. For purposes of testing impairment, the Company has determined that it is a single reporting unit and the goodwill was allocated accordingly. The initial and ongoing estimate of the fair value of the Company is based on assumptions and projections provided by the Company. This amount is then compared to the net book value of the Company.

Recent Accounting Pronouncements

      In May 2003, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which establishes standards for how financial instruments that have characteristics of liabilities and equity instruments should be classified on the balance sheet. The requirements of SFAS 150 generally outline that financial instruments that give the issuer the choice of settling an obligation with a variable number of securities or settling an obligation with a transfer of assets or any mandatorily redeemable security should be classified as a liability on the balance sheet. The adoption of this Statement is not expected to have a significant impact on the financial position or results of operations of the Company.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities.” This statement is effective for contracts entered into or modified after December 31, 2003. In addition, all provisions of this Statement are required to be applied prospectively. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, are required to continue to be applied in accordance with their respective effective dates. The adoption of this Statement is not expected to have a significant impact on the financial position or results of operations of the Company.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” The objective of this interpretation is to provide guidance on how to identify a variable interest entity (“VIE”) and determine when the assets, liabilities, non-controlling interests and results of

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the VIE’s expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The interpretation applies to the end of the first interim period or annual period ending after December 15, 2003 (i.e. December 31, 2003) to VIE’s in which a company holds a variable interest that it acquired before February 1, 2003. As of December 31, 2003, the Company held no interest in any VIE.

Note B — Company Formation

      The Company began operations on October 8, 2003, by completing a private placement of $150 million of its common stock to certain institutional and accredited investors. In connection with and as a condition to the October 2003 private placement, the Company acquired all of the equity interests of Origen Financial L.L.C. (“Origen LLC”), the Company’s predecessor, without consideration in a transaction accounted for as a purchase (see Note F). As part of these transactions the Company took steps to qualify Origen Financial, Inc. as a REIT. Currently, most of the Company’s activities are conducted through Origen LLC, which is a wholly-owned subsidiary. The Company conducts the rest of its business operations through one or more other subsidiaries, including taxable REIT subsidiaries, to take advantage of certain business opportunities and ensure that the Company complies with the federal income tax rules applicable to REITs.

Note C — Loans Receivable

      The carrying amounts and fair value of loans receivable consisted of the following at December 31, 2003 (in thousands):

Manufactured home loans(a)	$380,174
Accrued interest receivable	2,608
Deferred fees	(3,518)
Discount on purchased loans	(7,141)
Allowance for loan loss	(3,614)

$368,509

(a)	Includes approximately $238.0 million in principal balance of manufactured home loans that are part of the Company’s securitization which is expected to close on February 11, 2004.

      The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term at December 31, 2003 (dollars in thousands):

Principal balance loans receivable	$380,174
Number of loans receivable	9,154
Average loan balance	$42
Weighted average loan yield	10.23%
Weighted average initial term	22 years

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      The following table sets forth the concentration by state of the manufactured home loan portfolio at December 31, 2003 (dollars in thousands):

	Principal
	Balance	Percent

California	$71,982	19.0%
Texas	53,785	14.2%
Michigan	27,453	7.3%
Alabama	18,109	4.8%
New York	16,879	4.5%
Georgia	16,169	4.3%
Other	175,797	45.9%

Total	$380,174	100.0%

      The manufactured home contracts are collateralized by manufactured homes that were built between the years 1968 and 2003, with approximately 82.4% of the manufactured homes built since 1999.

      The following table sets forth the number and value of loans for various original terms for the manufactured home loan portfolio at December 31, 2003 (dollars in thousands):

	Number	Principal
	of Loans	Balance

5 or less	10	$25
6-10	527	9,025
11-12	91	1,879
13-15	2,214	58,431
16-20	3,678	168,545
21-25	1,391	64,280
26-30	1,243	77,989

Total	9,154	$380,174

      Delinquency statistics for the manufactured home loan portfolio are as follows at December 31, 2003 (dollars in thousands):

	No. of	Principal	% of
	Loans	Balance	Portfolio

Days delinquent
31-60	193	$7,068	1.9%
61-90	83	2,943	0.8
Greater than 90	158	6,575	1.7

      The Company defines non-performing loans as those loans that are 90 or more days delinquent in contractual principal payments. For the period October 8, 2003 to December 31, 2003 the average total outstanding principal balance of non-performing loans was approximately $5.4 million.

Note D — Other Comprehensive Income

      Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” establishes standards for reporting comprehensive income. Other comprehensive income refers to revenues, expenses,

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

gains and losses that under GAAP have previously been reported as separate components of equity in the Company’s consolidated financial statements.

      The following table summarizes the components of other comprehensive income (loss) at December 31, 2003 (in thousands):

Net income	$1,966
Unrealized loss on interest rate swaps	(20)

Comprehensive income	$1,946

Note E —	Allowance for Credit Losses and Recourse Liability

      The allowance for credit losses and related additions and deductions to the allowance were as follows for the period October 8, 2003 to December 31, 2003 (in thousands):

Balance at beginning of period	$3,509
Provision for loan losses	768
Transfers from recourse liability	1,486
Gross charge-offs	(3,290)
Recoveries	1,141

Balance at end of period	$3,614

      The recourse liability and related additions and transfers out of the recourse liability were as follows for the period October 8, 2003 to December 31, 2003 (in thousands):

Balance at beginning of period	$10,612
Reversal of recourse liability for repurchase of recourse loan portfolio	(386)
Transfers to allowance for credit losses	(1,486)

Balance at end of period	$8,740

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

Note F — Goodwill and Intangible Assets

      The Company recorded goodwill in connection with the acquisition of Origen LLC at the time of the formation transaction on October 8, 2003 described in Note B. The Company acquired 100% of the common ownership interest of Origen LLC and the net assets acquired were recorded at fair value. No consideration was paid for the Origen LLC interests which resulted in goodwill of $32.3 million, representing the excess of net liabilities assumed as follows (in thousands):

Assets Acquired:
Cash	$1,178
Loans receivable, net	279,300
Furniture, fixtures and equipment	2,544
Servicing rights and residual interests	6,677
Repossessed homes	2,626
Advances and other assets	16,546

308,871

Liabilities assumed:
Accounts payable and accrued expenses	11,733
Recourse liability	10,612
Notes payable — Citigroup securitization	209,303
Notes payable — Sun Home Services	63,055
Note payable — servicing advances	828
Preferred interest in Origen Securitization Company, LLC	45,617

341,148

Excess of liabilities assumed over assets acquired — Goodwill	$32,277

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      The following table summarizes pro forma unaudited results of operations as if the formation transaction had occurred at the beginning of 2003 (dollars in thousands):

Year Ended
December 31,
2003

Revenues
Interest income on loans	$24,175
Loan servicing fees	9,619
Gain on sale of loans	28
Other income	590

Total revenues	34,412
Costs and Expenses
Interest expense	13,826
Preferred distribution of subsidiary equity	1,662
Provision for credit losses and recourse liability	5,533
Write down of residual interest	5,084
Compensation and benefits	20,206
General and administrative	8,169
Other operating expenses	1,894

Total costs and expenses	56,374

Net loss	$(21,962)

Weighted average common shares outstanding	15,060,000

Weighted average common shares outstanding, diluted	15,171,364

Earnings per share:
Basic and diluted	$(1.46)

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      The following diagrams depict the ownership structure before and after our acquisition of Origen LLC.

Ownership Structure

Before Acquisition of Origen LLC

(1)	Bingham owned 200,000 Series A Units of Origen Financial L.L.C. The Series A Units had voting rights and had distribution rights subordinate to the Series B and C Units. Bingham is managed by its board of directors.

(2)	Woodward Holding, LLC owned 400,000 Series C Units and warrants to purchase 400,000 Series E Units of Origen Financial L.L.C. The Series C Units had no voting rights, had equal distribution rights with Series B Units and had distribution rights superior to the Series A and E Units. The Series E Units had no voting rights and had distribution rights subordinate to the Series B and C Units. The sole manager of Woodward Holding, LLC is Paul Halpern.

(3)	SOE, LLC owned 300,000 Series B Units and warrants to purchase 550,000 Series E Units of Origen Financial L.L.C. The Series B Units had voting rights had equal distribution rights with Series C Units and had distribution rights superior to the Series A and E Units. SOE, LLC is owned by SUI TRS, Inc., an entity indirectly controlled by Sun Communities.

(4)	Shiffman Family LLC owned 100,000 Series B Units and warrants to purchase 50,000 Series E Units of Origen Financial L.L.C. The sole manager of Shiffman Family LLC is Arthur A. Weiss.

(5)	The preferred membership interest in Origen Securitization Company, L.L.C. had no voting rights.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

Ownership Structure

After Acquisition of Origen LLC

      The provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” require the Company to test its recorded goodwill for impairment on an annual basis. For purposes of testing impairment, the Company has determined that it is a single reporting unit and the goodwill was allocated accordingly. The initial and ongoing estimate of the fair value of the Company is based on assumptions and projections provided by the Company. This amount was then compared to the net book value of the Company. As a result of this process the Company concluded that there was no impairment at the time of the Company’s formation or at December 31, 2003.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

Note G — Mortgage Servicing Rights

      Changes in servicing rights are summarized as follows for the period October 8, 2003 to December 31, 2003 (in thousands):

Balance at beginning of period	$5,892
Loan portfolio repurchased	(494)
Amortization	(267)

Balance at end of period	$5,131

      The Company services the manufactured home loans it originates and holds in its loan portfolio as well as manufactured home loans it originated and securitized or sold with the servicing rights retained. The principal balances of manufactured home loans serviced totaled approximately $1.3 billion at December 31, 2003. The estimated fair value of loan servicing rights approximated their book value at December 31, 2003.

      In October 2003 the Company repurchased from an unrelated third party, at an aggregate discount of 15%, approximately $55.8 million in principal balance of manufactured home loans remaining from a pool of loans sold in December 1999. At the time of repurchase the unamortized balance of previously capitalized servicing rights totaled approximately $494,000, which was allocated to the purchase price of the loans.

Note H — Property and Equipment

      Property and equipment are summarized as follows at December 31, 2003 (in thousands):

Furniture and fixtures	$1,322
Leasehold improvements	219
Capitalized software	285
Computer equipment	852

2,678
Less: accumulated depreciation	202

Balance at end of period	$2,476

      Depreciation expense for the period October 8, 2003 to December 31, 2003 was approximately $208,000.

Note I — Loan Securitizations

      Periodically, the Company securitizes manufactured home loans. Under the current legal structure of the securitization program, the Company sells manufactured home loans it originates and purchases to a trust for cash. The trust sells asset-backed bonds secured by the loans to investors. The Company records certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors: (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans.

      These loan securitizations may be structured as financing transactions as opposed to sales transactions, typically by structuring the transaction to allow the Company to participate in the auction process at the scheduled termination of the existence of the qualified special purpose entity (the trust). When securitizations are structured as financings no gain or loss is recognized, nor is any allocation made to residual interests or servicing rights. Rather, the loans securitized continue to be carried by the Company as assets, and the asset backed bonds secured by the loans are carried as a liability.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      For securitizations accounted for as a sale the Company retains the right to service the loans it sells. Fees for servicing the loans are based on a contractual percentage per annum ranging from .5% to 1.25% of the unpaid principal balance of the associated loans. The Company recognizes a servicing asset in addition to its gain on sale of loans. The servicing asset is calculated as the present value of the expected future net servicing income in excess of adequate compensation for a substitute servicer, based on common industry assumptions and the Company’s historical experience. These factors include default and prepayment speeds and a presumed discount rate. There were no securitizations accounted for as a sale during the period October 8, 2003 to December 31, 2003.

      Upon formation the Company assumed the retained interests of Origen LLC. The Company follows the provisions of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” in the valuation of its retained interests. Certain key economic assumptions used in measuring the retained interests resulting from the securitization completed in 2002 were as follows:

Original Key Economic Assumptions

Prepayment speed(a)	150% MHP
Weighted average life (months)	293
Discount rate	15.00%
Expected credit losses	10.04%

(a)	Manufactured Housing Prepayment (“MHP”) is based on an assumed rate of prepayments each month of the then unpaid principal balance of a pool of new contracts. A prepayment assumption of 100% MHP assumes constant prepayment rates of 3.7% per annum of the then unpaid principal balance of such contracts in the first month of the life of the contacts and an additional 0.1% per annum in each month thereafter until the 24th month. Beginning in the 24th month and in each month thereafter during the life of the contract, 100% MHP assumes a constant prepayment of 6.0% per annum each month.

      The effect on the estimated fair value of the residual interests and servicing assets in securitizations to immediate 10% and 20% adverse changes to the key economic assumptions used in those valuations are as follows at December 31, 2003 (dollars in thousands):

Residual interest in loans sold	$749
Servicing assets	849

Total	$1,598

Prepayment speed	130	% MHP
Impact of 10% adverse change	$(156)
Impact of 20% adverse change	$(285)
Expected credit losses	16.85%
Impact of 10% adverse change	$(442)
Impact of 20% adverse change	$(730)
Discount rate	12.00%
Impact of 10% adverse change	$(150)
Impact of 20% adverse change	$(279)

      The sensitivity analysis is hypothetical. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of a variation in a particular assumption on the fair value of

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

the retained interest is calculated without changing any other assumption, when in reality, changes in any one factor may result in changes in another factor.

      Servicing fees received with respect to prior securitizations were approximately $507,000 for the period ended December 31, 2003.

      Total principal balance of loans serviced that the Company has securitized and accounted for as a sale at December 31, 2003 was approximately $212.8. Delinquency statistics (including repossessed inventory) on those loans are as follows at December 31, 2003 (dollars in thousands):

	Number	Principal	% of
	of Loans	Balance	Portfolio

Days delinquent
31-60	197	$8,156	3.8%
61-90	71	2,922	1.4%
Greater than 90	355	15,829	7.4%

      The Company assesses the carrying value of the residual interests and servicing assets for impairment on a monthly basis. There can be no assurance that the Company’s estimates used to determine the residual receivable and the servicing asset valuations will remain appropriate for the life of the securitization. If actual loan prepayments or defaults exceed the Company’s estimates, the carrying value of the Company’s residual receivable and/or servicing asset may decrease through a charge against earnings in the period management recognizes the disparity. The Company’s residual interest balance was approximately $749,000 at December 31, 2003. There was no change in the balance for the period presented.

      The Company expects to complete a securitization of approximately $240.0 million in principal balance of manufactured home loans currently in its portfolio on February 11, 2004. The Company expects to account for the transaction as a financing.

Note J — Debt

      Total debt outstanding was as follows at December 31, 2003 (in thousands):

Notes payable — Citigroup securitization(a)	$273,404
Note payable — servicing advances	4,037

$277,441

(a)	Includes approximately $182.3 million in notes payable which finance approximately $238.0 million in principal balance of manufactured home loans that will be included in the Company’s securitization expected to close on February 11, 2004.

      Notes Payable — Citigroup Securitization — The Company through its operating subsidiary Origen LLC currently has a short term securitization facility with Citigroup Global Markets Realty Corp. (“Citigroup”) (formerly Salomon Brothers Realty Corporation). Under terms of the facility the Company is advanced funds and in turn pledges as collateral manufactured home loans. On November 1, 2003 the terms of the facility were amended effectively splitting the existing pool of pledged loans into two separate pools 2003-1A and 2003-1B, allowing for a maximum advance amount of $181.4 million on 2003-1A and of $160.0 million on 2003-1B, adding a stratified advance rate calculation to each pool, and reducing the annual interest rate on 2003-1B. The amendment also fixed the maturity date on 2003-1A at April 18, 2004 and on 2003-1B at November 16, 2004.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      The annual interest rate on the notes is a variable rate equal to LIBOR plus a spread. The advance rate on December 31, 2003 was 76.9% of the eligible principal balance of the manufactured home loans pledged to 2003-1A and 72.6% of the eligible principal balance of the manufactured home loans pledged to 2003-1B. At December 31, 2003 the outstanding advance was approximately $176.3 million on 2003-1A and $97.2 million on 2003-1B.

      Note Payable — Servicing Advances — The Company currently has entered into a revolving credit facility with Bank One, NA. Under the terms of the facility the Company can borrow up to $7.0 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon the collection by the Company of monthly payments made by borrowers under such manufactured home loans. The bank’s prime interest rate is payable on the outstanding balance. To secure the loan from Bank One, the Company has granted Bank One a security interest in substantially all the Company’s assets. The facility has a termination date of December 31, 2004.

      The average balance and average interest rate of outstanding debt was as follows for the period ended December 31, 2003 (in thousands):

	Average	Average
	Balance	Rate

Notes payable — Citigroup securitization	$250,935	4.1%
Note payable — servicing advances	$2,699	4.4%

Note K — Stock Options

      Data pertaining to the Company’s stock option plan are as follows:

Options outstanding, October 8, 2003	—
Options granted	95,000
Option price	$10.00
Options exercised	—
Option price	—
Options forfeited	—
Option price	—
Options outstanding, December 31, 2003	95,000
Option price	$10.00
Options exercisable, December 31, 2003	—

      The Company’s stock option plan has 400,000 shares of common stock reserved for issuance. Under the plan, the exercise price of the options will not be less than the fair market value of the common stock on the date of grant. The date on which the options are first exercisable is determined by the administrator of the Company’s stock option plan, the Compensation Committee of the Board of Directors or the entire Board of Directors, and options generally vest over a three-year period. As of December 31, 2003, 95,000 options had been issued under the plan at an exercise price of $10.00.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      The Company has adopted the disclosure requirements of SFAS 123. Accordingly, the fair value of each option granted in 2003 was estimated using the Cox, Ross & Rubenstein binomial option-pricing model based on the assumptions stated below:

Estimated weighted average fair value per share of options granted	$0.40
Assumptions:
Annualized dividend yield	12.00%
Common stock price volatility	15.00%
Weighted average risk free rate of return	4.00%
Weighted average expected option term (in years)	5.0

Note L — Income Taxes

      The Company will elect to be taxed as a REIT as defined under section 856(a) of the Internal Revenue Code of 1986, as amended commencing with its taxable year ended December 31, 2003. In order for the Company to qualify as a REIT, at least ninety-five percent (95%) of the Company’s gross income in any year must be derived from qualifying sources. In addition, a REIT must distribute at least ninety percent (90%) of its REIT ordinary taxable income to its stockholders.

      Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company’s control. In addition, frequent changes occur in the area of REIT taxation, which requires the Company continually to monitor its tax status.

      The Company has received a memorandum from its outside legal counsel to the effect that based on various assumptions and qualifications set forth in the memorandum, Origen Financial, Inc. has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code for its taxable period ended December 31, 2003. There is no assurance that the Internal Revenue Service will not decide differently from the views expressed in counsel’s opinion and such opinion represents only the best judgment of counsel and is not binding on the Internal Revenue Service or the courts.

      As a REIT, the Company generally will not be subject to U.S. federal income taxes at the corporate level on the ordinary taxable income it distributes to its stockholders as dividends. If the Company fails to qualify as a REIT in any taxable year, its taxable income will be subject to U.S. federal income tax at regular corporate rates (including any applicable alternative minimum tax). Even if the Company qualifies as a REIT, it may be subject to certain state and local income taxes and to U.S. federal income and excise taxes on its undistributed income.

      Distributions of taxable income available to common stockholders for the period ended December 31, 2003, were approximately $1.5 million. For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains and return of capital.

Note M —	Liquidity Risks and Uncertainties

      The risks associated with the Company’s business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Proposed changes to the federal bankruptcy

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

laws applicable to individuals would make it more difficult for borrowers to seek bankruptcy protection, and the prospect of these changes may encourage certain borrowers to seek bankruptcy protection before the law changes become effective, thereby increasing defaults.

      For the Company’s finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured homes may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs would adversely affect the Company’s financial condition and results of operations.

      Management believes that it will have sufficient sources of capital to allow the Company to continue its operations including loan originations in the near term; however, the Company’s future cash flow requirements depend on numerous factors, many of which are outside of its control. As discussed in Note J the Company’s facility with Citigroup and loan agreement with Bank One expire in 2004. Based on its business model and the nature of the capital markets, the Company expects it will need to raise additional capital before the end of 2004, even if it maintains its current borrowing relationships under the Citigroup facility and Bank One agreement. As a result, during that time it will need to obtain funding from sources such as operating activities, loan sales or securitizations, sales of debt or equity interests or additional debt financing arrangements.

      The Company’s ability to obtain funding from operations may be adversely impacted by, among other things, market and economic conditions in the manufactured home financing markets generally, including decreased sales of manufactured homes. The ability to obtain funding from loan sales and securitizations may be adversely impacted by, among other things, the price and credit quality of the Company’s loans, conditions in the securities markets generally (and specifically in the manufactured home asset-backed securities market), compliance of loans with the eligibility requirements for a particular securitization and any material negative rating agency action pertaining to certificates issued in the Company’s securitizations. The ability to obtain funding from sales of securities or debt financing arrangements may be adversely impacted by, among other things, market and economic conditions in the manufactured home financing markets generally and the Company’s financial condition and prospects.

Note N — Stockholders’ Equity

      On October 8, 2003, the Company completed a private placement of 15,000,000 shares of its common stock to certain institutional and accredited investors. The initial offering price was $10.00 per share, which provided approximate net proceeds to the Company of $141.6 million.

      Effective January 1, 2004, the Company sold 125 shares of its Series A Cumulative Redeemable Preferred Stock directly to 125 investors at a per share price of $1,000.00 pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The transaction resulted in net proceeds to the company of $87,500.

      Upon completion of the private placement offering the Company issued 122,500 shares of restricted stock at $10.00 per share to directors and certain officers, which are being amortized over their estimated service period. Compensation cost recognized for the restricted stock awards was $111,000 for the period ended December 31, 2003.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

Note O — Commitments and Contingencies

Loan Commitments

      At December 31, 2003 the Company had commitments to originate manufactured home installment contracts approximating $15.2 million.

Lease Commitments

      At December 31, 2003 aggregate minimum rental commitments under non-cancelable leases having terms of more than one year were (in thousands):

2004	$1,083
2005	656
2006	630
2007	619
2008	241

      These leases are for office facilities and equipment and generally contain either clauses for cost of living increases and/or options to renew or terminate the lease.

Financial Instruments

      The Company, through its subsidiaries, has entered into six interest rate swap agreements effective April 2003, June 2003, August 2003, September 2003, October 2003 and November 2003. The swaps have the effect of fixing the cost of funds relative to $253.6 million of the Company’s floating rate notes at approximately 3.90% for the period April 2003 through March 2004. The terms of the swaps require monthly settlements on the same dates interest payments are due on the notes. The swaps reduce interest rate risk due to the fact that the terms of the notes payable and the floating rate payments to be received on the swaps (projected notional amount, payment dates, term and benchmark interest rate) coincide and therefore the hedges are structured to protect against changes in the benchmark interest rate (LIBOR). The Company has designated the swaps as hedges for accounting purposes. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company has recorded the swaps as a liability of approximately $213,000 as of December 31, 2003. Mark to market changes in the value of the swaps entered into after October 8, 2003 are included in other comprehensive income.

Fair Value of Financial Instruments

      Statement of Financial Accounting Standards No. 107 (“SFAS 107”) requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      The following table shows the carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2003 (in thousands):

	Carrying	Estimated
	Amount	Fair Value

Assets
Cash and equivalents	$6,926	$6,926
Restricted cash	6,017	6,017
Loans receivable	368,509	369,500
Loan sale proceeds receivable	2,957	2,957
Servicing rights	5,131	5,131
Liabilities
Accounts payable and accrued expenses	$14,088	$14,088
Recourse liability	8,740	8,740
Notes payable – Citigroup securitization	273,404	273,404
Note payable – servicing advances	4,037	4,037

      The carrying amount for cash and cash equivalents and other assets is a reasonable estimate of their fair value.

      Fair values for the Company’s loans are estimated using quoted market prices for loans with similar interest rates, terms and borrowers credit quality as those being offered by the Company.

      The carrying amount of accrued interest approximates its fair value. Due to their short maturity, accounts payable and accrued expense carrying values approximate fair value.

      The fair value of the Company’s recourse liability approximates its carrying value. The fair value is based on a discounted cash flow analysis with prepayment assumptions based on historical performance and industry standards.

      Fair value of loan commitments valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles is not considered material.

      The fair value of the Company’s variable rate debt is based on its carrying amount.

Note P — Related Party Transactions

      Gary A. Shiffman, one of the Company’s directors, is the Chairman of the Board, President and Chief Executive Officer of Sun Communities, Inc. (“Sun Communities”). Sun Communities owns approximately 33% of the Company’s outstanding common stock. Mr. Shiffman and his affiliates beneficially own approximately 7.67% of the outstanding common stock of Sun Communities. Mr. Shiffman is the President of Sun Home Services, Inc. (“Sun Home Services”), of which he and the Estate of Milton M. Shiffman own all of the voting common stock. The ownership of the voting stock entitles them to 5% of the cash flow from the operating activities of Sun Home Services. Sun Communities beneficially owns all of the non-voting preferred stock of Sun Home Services, which entitles it to 95% of the cash flow from the operating activities of Sun Home Services. Mr. Shiffman is the President of SUI TRS, Inc., which is a wholly-owned subsidiary of Sun Home Services and owns SOE, LLC, a former member of Origen LLC. Mr. Shiffman is also the sole manager of SOE, LLC.

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

      Sun Communities and its affiliates have entered into the following transactions with the Company and Origen LLC.

•	Capital Investment in Origen Financial, Inc. As part of the Company’s October 2003 private placement, an affiliate of Sun Communities acquired directly from the Company in a privately negotiated transaction 5,000,000 shares of common stock at a price of $10.00 per share, which is equal to the offering price to other investors in the offering.

•	Contribution of Origen LLC Interest. SUI TRS, Inc. is the sole member of SOE, LLC, which contributed its membership interest and warrants to purchase membership interests in Origen LLC to the Company in connection with the Company’s formation and the October 2003 private placement. SOE, LLC did not receive shares of the Company’s common stock upon contribution of its membership interests in Origen LLC. This transaction was accounted for as a purchase under the provisions of Statement of Financial Accounting Standards No. 141 (“SFAS No. 141”) “Business Combinations.” Net assets acquired in this transaction were recorded at fair value, resulting in goodwill of $32.3 million (total for contribution of all members’ interests) representing the excess of net liabilities assumed.

•	Loan Servicing Agreement. Origen Servicing, Inc., a wholly-owned subsidiary of Origen LLC, services approximately $23.0 million in manufactured home loans for Sun Homes Services as of December 31, 2003. Sun Home Services pays Origen Servicing, Inc. an annual servicing fee of 1.25% of the outstanding principal balance of the loans, which is an amount similar to that paid by other third party investors.

•	Remarketing Alliance Program. Sun Communities has agreed to provide the Company certain future concessions on manufactured homes the Company repossesses in its communities beginning in 2004. These concessions include marketing and refurbishing assistance, rent abatement during the first 12 months the repossessed home is for sale and commission abatement with respect to repossessed manufactured homes sold under the program. This program allows the Company to further enhance recoveries on repossessed homes and allows Sun Communities to retain homes for resale in its communities.

•	Guaranty of Licensing Bonds. Sun Communities has guaranteed the Company’s obligations to a certain insurance company in connection with the issuance to the Company by that company, of bonds and undertakings required by various state licensing authorities as a condition to the issuance of certain of the Company’s licenses. The Company’s aggregate potential obligations under these bonds is approximately $5.0 million.

      In addition to the transactions with Sun Communities described above, Mr. Shiffman and his affiliates have entered into the following transactions with the Company and Origen LLC.

•	Capital Investment in Origen Financial, Inc. As part of the Company’s October 2003 private placement, Shiffman Origen LLC (100% of which is owned by the Estate of Milton M. Shiffman, Mr. Shiffman and members of his family), acquired directly from the Company in a privately negotiated transaction 1,025,000 shares of common stock at a price per share equal to the offering price to other investors in the offering.

•	Contribution of Origen LLC Interest. Shiffman Family LLC (100% of which is owned by the Estate of Milton M. Shiffman, Mr. Shiffman and members of his family) contributed its membership interest and warrants to purchase membership interests in Origen Financial L.L.C. to the Company in connection with the Company’s formation and the October 2003 private placement. Shiffman Family LLC did not receive shares of the Company’s common stock upon contribution of its membership interests in Origen LLC. This transaction was accounted for as purchase under the provisions of SFAS No. 141. Net assets acquired in this transaction were recorded at fair value, resulting in goodwill of

ORIGEN FINANCIAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2003

$32.3 million (total for contribution of all members’ interests) representing the excess of net liabilities assumed.

•	Purchase of Manufactured Home Loans. On October 8, 2003, the Company purchased manufactured home loans with an aggregate principal balance of approximately $1.7 million from MHFC, Inc., of which Mr. Shiffman is the sole beneficial owner. The purchase price was equal to the aggregate principal balances of the loans, plus all accrued but unpaid interest, which approximates the fair value of the loans at the time of purchase.

•	Guaranty of Securitization Obligations. In connection with the Company’s securitization financing arrangement with Citigroup Global Markets Realty Corp. under which the Company has financed approximately $361.4 million in manufactured home loans, Mr. Shiffman and William M. Davidson, the owner of Woodward Holding, LLC, have personally guaranteed certain of the Company’s obligations under that arrangement. Their guaranty is limited to $21.1 million.

•	Related Party Lease. The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21% interest. The Company’s Chief Executive Officer and certain of his affiliates beneficially own an approximate 1% interest. The lease is accounted for as an operating lease under provisions of Statement of Financial Accounting Standards No. 13 (“SFAS No. 13”) “Accounting For Leases,” and the Company pays a fair market lease rate.

      Paul A. Halpern, the Company’s Chairman, is the manager of Woodward Holding, LLC, 100% of which is owned by William M. Davidson. Woodward Holding, LLC and Messrs. Halpern and Davidson have entered into the following transactions with the Company and Origen LLC.

•	Capital Investment in Origen Financial, Inc. As part of the Company’s October 2003 private placement, Woodward Holding, LLC acquired directly from the Company in a privately negotiated transaction 1,750,000 shares of common stock at $10.00 per share, the price per share equal to the offering price to other investors in the offering.

•	Contribution of Origen LLC Interest. Woodward Holding, LLC contributed its membership interest and warrants to purchase membership interests in Origen Financial L.L.C. to the Company in connection with the Company’s formation and the October 2003 private placement. Woodward Holding, LLC did not receive shares of the Company’s common stock upon contribution of its membership interests in Origen Financial LLC. This transaction was accounted for as a purchase under the provisions of SFAS No. 141. Net assets acquired in this transaction were recorded at fair value, resulting in goodwill of $32.3 million (total for contribution of all members’ interests) representing the excess of net liabilities assumed.

•	Loans to Origen LLC. Woodward Holding, LLC was a participating lender in the Sun Loan Facility. On October 8, 2003, the Company repaid the entire principal balance of $55.5 million and all interest owing under the Sun Loan Facility and the facility was terminated.

•	Guaranty of Securitization Obligations. Mr. Davidson has personally guaranteed certain of the Company’s obligations under the Company’s securitization arrangement with Citigroup.

•	Related Party Lease. The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Davidson beneficially owns a 25% interest. The lease is accounted for as an operating lease under provisions of SFAS No. 13, and the Company pays a fair market lease rate.

      As part of the Company’s October 2003 private placement, Richard H. Rogel, one of the Company’s directors, acquired directly from the Company in a privately negotiated transaction 25,000 shares of common stock at $10.00 per share, the price per share equal to the offering price to other investors in the offering.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Managers

Origen Financial L.L.C.

      We have audited the accompanying consolidated balance sheet of Origen Financial L.L.C. as of October 7, 2003 and December 31, 2002 and the related consolidated statements of operations, changes in members’ capital and cash flows for the periods from January 1, 2003 to October 7, 2003 and for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Origen Financial L.L.C. as of October 7, 2003 and December 31, 2002 and the consolidated results of its operations and its cash flows for the respective periods then ended, in conformity with accounting principles generally accepted in the United States of America.

/S/ GRANT THORNTON LLP

Southfield, Michigan

February 3, 2004

ORIGEN FINANCIAL L.L.C.

CONSOLIDATED BALANCE SHEETS
(In thousands)

	October 7,	December 31,
	2003	2002

ASSETS
Assets
Cash and equivalents	$1,178	$257
Restricted cash	4,176	2,799
Loans receivable, net of allowance for losses	279,300	173,764
Loan sale proceeds receivable	3,170	3,905
Servicing advances	6,447	8,863
Residual interest in loan securitizations	785	5,833
Furniture, fixtures and equipment, net	2,544	2,448
Servicing rights	5,892	7,327
Goodwill	18,332	18,332
Repossessed homes	2,626	2,863
Other assets	2,753	1,357

Total assets	$327,203	$227,748

LIABILITIES AND MEMBERS’ CAPITAL
Liabilities
Accounts payable and accrued expenses	$11,733	$8,093
Recourse liability	10,612	13,320
Advances under repurchase agreements	—	141,085
Notes payable — 2003-1	209,303	—
Notes payable — other	63,883	54,946

Total liabilities	295,531	217,444

Preferred interests in subsidiary	45,617	—

Members’ capital (deficit)
Contributed capital	39,106	39,106
Accumulated other comprehensive loss	(321)	—
Accumulated deficit	(52,730)	(28,802)

Total members’ capital (deficit)	(13,945)	10,304

Total liabilities and members’ capital (deficit)	$327,203	$227,748

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL L.L.C.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	January 1, to	Year Ended
	October 7,	December 31,
	2003	2002

Revenues
Interest income on loans	$16,398	$9,963
Loan servicing fees	6,741	7,672
Gain on sale and securitization of loans	28	2,719
Other income	588	31

Total revenues	23,755	20,385
Costs and Expenses
Interest expense	11,418	5,935
Preferred distribution of subsidiary equity	1,662	—
Provision for credit losses and recourse liability	4,765	16,092
Write down of residual interest	5,084	2,084
Compensation and benefits	16,344	16,830
General and administrative	7,047	4,987
Reorganization costs	—	1,554
Other operating expenses	1,363	2,090

Total costs and expenses	47,683	49,572

Net loss	$(23,928)	$(29,187)

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL L.L.C.

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ CAPITAL

For the Periods from January 1, 2002 through October 7, 2003
(In thousands)

		Accumulated
		Other	Retained	Total
	Contributed	Comprehensive	Earnings	Members’
	Capital	Loss	(Deficit)	Capital

Balance, January 1, 2002	$39,457	$—	$385	$39,842
Recapitalization costs	(351)	—	—	(351)
Net loss	—	—	(29,187)	(29,187)

Balance, December 31, 2002	$39,106	$—	$(28,802)	$10,304
Interest rate swap valuation	—	(321)	—	(321)
Net loss	—	—	(23,928)	(23,928)

Total comprehensive loss	—	—	—	(24,249)

Balance, October 7, 2003	$39,106	$(321)	$(52,730)	$(13,945)

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL L.L.C.

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	January 1,
	through	Year Ended
	October 7,	December 31,
	2003	2002

Cash Flows From Operating Activities
Net loss	$(23,928)	$(29,187)
Adjustments to reconcile net income loss to cash provided by (used in) operating activities:
Provision for credit losses and recourse liability	4,765	15,995
Impairment of residual interest	5,084	2,084
Impairment of deferred purchase price receivable	—	708
Depreciation and amortization	2,476	2,984
Originations and purchase of loans held for sale	(144,146)	(209,533)
Principal collections on loans held for sale	34,201	16,415
Proceeds from sale of loans held for sale	620	129,088
Proceeds from deferred purchase price receivable	735	1,110
Gain on sale and securitization of loans	—	(2,677)
Increase in other assets	(10,278)	(9,023)
Increase in other liabilities	6,010	1,390

Net cash used in operating activities	(124,461)	(80,646)
Cash Flows From Investing Activities
Capital expenditures	(811)	(1,480)

Net cash used in investing activities	(811)	(1,480)
Cash Flows From Financing Activities
Proceeds from preferred interest investment	43,955	—
Proceeds from the sale of repossessed homes	5,083	9,150
Proceeds from advances under repurchase agreements	28,915	154,730
Repayment of advances under repurchase agreements	(170,000)	(119,210)
Proceeds from term loan	228,080	—
Repayment of term loan	(18,777)	—
Proceeds from advances on note payable	412,744	311,236
Repayment of note payable	(403,807)	(273,724)

Net cash provided by financing activities	126,193	82,182

INCREASE IN CASH AND CASH EQUIVALENTS	921	56
Cash and cash equivalents, beginning of year	257	201

Cash and cash equivalents, end of year	$1,178	$257

Supplemental disclosures of cash flow information:
Interest paid	$8,312	$5,911

The accompanying notes are an integral part of these financial statements.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
October 7, 2003 and December 31, 2002

Note A —	Summary of Significant Accounting Policies

Change in Ownership

      The accompanying 2003 financial statements are for the period January 1, 2003 through October 7, 2003 as the result of a change in ownership. On October 8, 2003 the equity interests of Origen Financial L.L.C. were acquired by a newly formed entity, Origen Financial, Inc., which continues to operate Origen Financial L.L.C. (the “Company”) as a wholly-owned subsidiary. Also on October 8, 2003, Origen Financial, Inc. completed a private placement of $150 million of common stock, the proceeds of which were contributed to the Company and used to repay certain obligations existing at October 7, 2003. These repayments included approximately $45.6 million of preferred interests and approximately $63.1 million of notes payable to one of the Company’s members, SUI, TRS, Inc.

Nature of Operations

      The Company’s principal operations involve origination, underwriting, securitization or sale, and servicing of manufactured home loans. The Company’s manufactured home loans are generally conventionally amortizing loans that range in amounts from $10,000 to $150,000 and have terms of seven to thirty years and are located throughout the United States. The Company generally securitizes or places the manufactured home loans it originates with institutional investors and retains the rights to service loans sold on behalf of those investors.

Principles of Consolidation

      The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates subsidiaries in which it has the ability to control the operations of the subsidiaries generally because of majority control of voting equity interests. The Company does not consolidate entities with respect to which it does not have voting control over the major decisions. Currently, there are no such unconsolidated subsidiaries.

Revenue Recognition

      Interest and origination fee revenue from loans receivable is recognized using the interest method. Certain loan origination costs on loans receivable are deferred and amortized using the interest method over the term of the related loans as a reduction of interest income on loans. The accrual of interest on loans receivable is discontinued at the time a loan is determined to be impaired. Servicing fees are recognized when earned.

      Loan servicing fees are received by the Company for the servicing of manufactured home loans. Such fees are contractually based and recognized monthly as earned over the life of the loan servicing portfolio.

      The Company periodically sells loans either as whole loans or through securitizations. Estimated gains or losses from such sales or securitizations are recognized in the period in which the sale or securitization occurs. In determining the gain or loss on each qualifying sale of loans receivable, the Company’s investment in each loan pool is allocated between the portion sold and any retained interests based on their relative fair values at the date of sale. The retained interests include interest-only strips, restricted cash held by securitization trusts, recourse liabilities and servicing rights. Some loan securitizations may be structured as financing transactions as opposed to sales transactions, in which case no gain or loss is recognized, nor is any allocation made to retained interests. Rather, the loans securitized are continued to be carried by the Company as assets, along with the associated liability that finances such assets. In general, for a securitization to qualify for treatment as a sale, the Company must surrender control over the loans except to the extent it retains residual interests or servicing rights. Control is generally surrendered if the loans are isolated from

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

creditors or bankruptcy, the transferee has the right to pledge the loans and there is no agreement that obligates the Company to repurchase the loans before maturity except in a cleanup call.

Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, including significant estimates regarding allowances for loan losses, recourse liabilities, impairment of retained interests and goodwill. Actual results could differ from those estimates.

Cash and Cash Equivalents

      Cash and cash equivalents represent short-term highly liquid investments with original maturities of three months or less and include cash and interest bearing deposits at banks. The Company has restricted cash related to loans serviced for others that is held in trust for subsequent payment to the owners of those loans.

Loans Receivable

      Loans receivable consist of manufactured home loans under contracts collateralized by the borrowers’ manufactured homes and in some instances, related land. All loans receivable are classified as held for sale until such time they are securitized and are carried at the lower of aggregate cost or fair value. Interest on loans is credited to income when earned. Loans receivable include accrued interest and are presented net of deferred loan origination costs and an allowance for estimated loan losses.

Allowance for Credit Losses

      The allowance for possible credit losses is maintained at a level believed adequate by management to absorb potential losses in the Company’s loan portfolio. The Company’s loan portfolio is comprised of homogenous manufactured home loans with average loan balances of less than $50,000. The allowance for credit losses is determined at a portfolio level and computed by applying loss rate factors to the loan portfolio on a stratified basis using current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent). The Company’s loss rate factors are based on the Company’s historical loan loss experience and are adjusted for economic conditions and other trends affecting borrowers’ ability to repay and estimated collateral value. Loans are considered impaired and accrual of interest is discontinued when a loan becomes more than 90 days past due. These homogeneous loans are collectively evaluated for impairment. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The allowance for credit losses represents an unallocated allowance. There are no elements of the allowance allocated to specific individual loans or to impaired loans.

Servicing Rights

      The Company recognizes the fair value of loan servicing rights purchased or on loans originated and sold, by recognizing a separate servicing asset or liability. Management is required to make complex judgments when establishing the assumptions used in determining fair values of servicing assets. The fair value of servicing assets is determined by calculating the present value of estimated future net servicing cash flows, the Company’s assumptions of prepayments, defaults, servicing costs and discount rates that the Company believes market participants would use for similar assets. These assumptions are reviewed on a monthly basis and changed based on actual and expected performance.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

      The Company stratifies its servicing assets based on the predominant risk characteristics of the underlying loans, which are loan type, interest rate and loan size. Servicing assets are amortized in proportion to and over the expected servicing period.

      The carrying amount of loan servicing rights is assessed for impairment by comparison to fair value and a valuation allowance is established through a charge to earnings in the event the carrying amount exceeds the fair value. Fair value is estimated based on the present value of expected future cash flows and periodically by independent appraisal. There was no valuation allowance recognized at October 7, 2003.

Retained Interests in Loan Securitizations

      Retained interests are carried at estimated fair value, which is determined by discounting the projected cash flows over the expected life of the receivables sold, using current prepayment, default, loss and interest rate assumptions. Changes in the fair value of retained interests are recorded as a component of other comprehensive income unless there has been a decline in value that is other than temporary. Under current accounting rules (pursuant to Emerging Issues Task Force Consensus Number 99-20) declines in value of the Company’s retained interests are considered other than temporary and recognized in earnings when: (i) the fair value of the retained interest is less than its initial value at the time of securitization; and (ii) the timing and/or amount of cash expected to be received has changed adversely from the previous valuation which determined the carrying value of the retained interest. When declines in value considered to be other than temporary occur, the amortized cost is reduced to fair value and a loss is recognized in the statement of operations. The assumptions used to determine new values are based on internal evaluations and consultations with advisors having significant experience in valuing such retained interests.

Repossessed Homes

      Manufactured homes acquired through foreclosure or similar proceedings are recorded at the lesser of the related loan balance plus any operating expenses of such homes or the estimated fair value of the home.

Other Assets

      Other assets are comprised of prepaid expenses, deferred financing costs, and other miscellaneous receivables. Prepaid expenses are amortized over the expected service period. Deferred financing costs are capitalized and amortized over the life of the corresponding obligation.

Loan Sale Proceeds Receivable

      The loan sale proceeds receivable relates to the sale of approximately $114.4 million principal balance of manufactured home loans. The loans were sold with recourse and with a deferred proceeds component equal to 1.5% of the outstanding principal balance at the time of sale. The Company receives on a monthly basis .125% (an annual rate of 1.5% divided by 12) of the outstanding principal balance of eligible loans (loans on which a payment was received from the obligor during the month). The deferred loan sale proceeds receivable is assessed for impairment on a periodic basis based on the fair value of the receivable calculated on a discounted basis.

Loans Sold Under Agreements to Repurchase

      The Company enters into loan sales under agreements to repurchase the loans. The agreements are short-term and are accounted for as secured borrowings. The obligations to repurchase the loans sold are reflected as a liability and the loans that collateralize the agreements are reflected as assets in the balance sheet.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

Depreciation

      Provision for depreciation is computed using the straight-line method over the estimated useful lives of office properties and equipment, as follows: leasehold improvements — Three to five years; furniture and fixtures — seven years; computers — five years; capitalized software — three years.

Income Taxes

      No provision for income taxes is included in the accompanying financial statements as the Company’s results of operations are passed through to its members for inclusion in their respective income tax returns.

Derivative Financial Instruments

      The Company has periodically used derivative instruments, including forward sales of U.S. Treasury securities, U.S. Treasury rate locks and forward interest rate swaps to mitigate interest rate risk related to its loans receivable and anticipated sales or securitizations. The Company follows the provisions of Statement of Financial Accounting No. 133 (“SFAS 133”),“Accounting for Derivative Instruments and Hedging Activities”. Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.

      Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings.

      Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings.

Goodwill Impairment

      Accounting standards require the Company to test its recorded goodwill for impairment on an annual basis. For purposes of testing impairment, the Company has determined that it is a single reporting unit and the goodwill was allocated accordingly. The initial and ongoing estimate of the fair value of the Company is based on assumptions and projections provided by the Company. This amount is then compared to the net book value of the Company.

Recent Accounting Pronouncements

      In May 2003, Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” which establishes standards for how financial instruments that have characteristics of liabilities and equity instruments should be classified on the balance sheet. The requirements of SFSA 150 generally outline that financial instruments that give the issuer the choice of settling an obligation with a variable number of securities or settling an obligation with a transfer of assets or any mandatorily redeemable security should be classified as a liability on the balance sheet. The adoption of this Statement is not expected to have a significant impact on the financial position or results of operations of the Company.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” The statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities.” This statement is effective for contracts entered into or modified after December 31, 2003. In addition, all provisions of this statement are required to be applied prospectively. The provisions of this Statement that relate to Statement 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, are required to continue to be applied in accordance with their respective effective dates. The adoption of this Statement is not expected to have a significant impact on the financial position or results of operations of the Company.

      In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities.” The objective of this interpretation is to provide guidance on how to identify a variable interest entity (“VIE”) and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company’s interest is such that the company will absorb a majority of the VIE’s expected losses and/or receive a majority of the VIE’s expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The interpretation applies to the end of the first interim period or annual period ending after December 15, 2003 (i.e. December 31, 2003) to VIE’s in which a company holds a variable interest that it acquired before February 1, 2003. As of December 31, 2003, the Company held no interest in any VIE.

Note B — Loans Receivable

      The carrying amounts and fair value of loans receivable consisted of the following at October 7, 2003 and December 31, 2002 (in thousands):

	2003	2002

Manufactured home loans	$284,514	$178,280
Accrued interest receivable	1,694	1,044
Deferred fees	(3,399)	(2,817)
Allowance for loan loss	(3,509)	(2,743)

	$279,300	$173,764

      The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term at October 7, 2003 and December 31, 2002 (dollars in thousands):

	2003	2002

Principal balance loans receivable	$284,105	$177,828
Number of loans receivable	6,600	4,067
Average loan balance	$43	$44
Weighted average loan yield	10.23%	10.34%
Weighted average initial term	22 years	23 years

      The manufactured home contracts are collateralized by manufactured homes that were built between the years 1973 and 2003, with approximately 85.1% of the manufactured homes built since 1999.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

      Delinquency statistics for the manufactured home loan portfolio are as follows at October 7, 2003 and December 31, 2002 (dollars in thousands):

	2003			2002

	Number	Principal	% of	Number	Principal	% of
	of Loans	Balance	Portfolio	of Loans	Balance	Portfolio

Days delinquent
31-60	277	$10,969	3.9%	45	$1,789	1.0%
61-90	64	2,601	0.9%	39	1,418	0.8%
Greater than 90	116	5,063	1.8%	96	4,309	2.4%

      The Company defines non-performing loans as those loans that are 90 or more days delinquent in contractual principal payments. For the period January 1, 2003 through October 7, 2003 and the year ended December 31, 2002 the average outstanding principal balance of non-performing loans was approximately $4.4 million and $3.2 million, respectively.

Note C — Other Comprehensive Income

      Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income,” establishes standards for reporting comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that under GAAP have previously been reported as separate components of equity in the Company’s consolidated financial statements.

      The following table summarizes the components of other comprehensive income (loss) for the period ended October 7, 2003 and year ended December 31, 2002 (in thousands):

	2003	2002

Net loss	$(23,928)	$(29,187)
Unrealized loss on interest rate swaps	(321)	—

Comprehensive Loss	$(24,249)	$(29,187)

Note D — Allowance for Credit Losses and Recourse Liability

      The allowance for credit losses and related additions and deductions to the allowance were as follows for the period January 1, 2003 to October 7, 2003 and the year ended December 31, 2002 (in thousands):

	2003	2002

Balance at beginning of period	$2,743	$1,764
Provision for loan losses	4,765	2,914
Transfers from recourse liability	2,125	6,971
Gross charge-offs	(10,942)	(17,414)
Recoveries	4,818	8,508

Balance at end of period	$3,509	$2,743

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

      The recourse liability and related additions and transfers out of the recourse liability were as follows for the period January 1, 2003 to October 7, 2003 and the year ended December 31, 2002 (in thousands):

	2003	2002

Balance at beginning of period	$13,320	$7,860
Additional recourse agreements	—	25
Provision for recourse liability	—	13,178
Reimbursements for losses per recourse agreements	(583)	(772)
Transfers to allowance for credit losses	(2,125)	(6,971)

Balance at end of period	$10,612	$13,320

Note E — Goodwill and Intangible Assets

      The Company’s recorded goodwill resulted at the time of the formation of the Company on December 18, 2001. On that date, SUI TRS, Inc., Shiffman Family LLC and Woodward Holding, LLC made capital contributions totaling $40 million to the Company and Bingham Financial Services Corporation (“Bingham”) contributed to the Company substantially all its net assets including its operating subsidiary Origen Financial, Inc. and its subsidiaries. At the time of Bingham’s contribution, Origen Financial, Inc. had net liabilities totaling $19.2 million for which Bingham received a 20% interest in the net assets and profits of the Company, effectively resulting in a purchase price in excess of interest received. Under purchase accounting standards, the Company allocated $900,000 of the excess to capitalized servicing rights and $18.3 million to goodwill.

Note F — Mortgage Servicing Rights

      Changes in servicing rights are summarized as follows for the period January 1, 2003 to October 7, 2003 and year ended December 31, 2002 (in thousands):

	2003	2002

Balance at beginning of period	$7,327	$7,755
Loans sold and securitized	—	1,099
Write down to market value	(434)	—
Amortization	(1,001)	(1,527)

Balance at end of period	$5,892	$7,327

      The Company services the manufactured home loans it originates and holds in its loan portfolio as well as manufactured home loans it originated and securitized or sold with the servicing rights retained. The principal balances of manufactured home loans serviced totaled approximately $1.2 billion and $1.1 billion at October 7, 2003 and December 2002, respectively. At September 30, 2003 the Company determined, through independent valuation, that the estimated fair value of loan servicing rights was less than their book value. Consequently the Company reduced the book value of the loan servicing rights by approximately $434,000 through a charge to earnings.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

Note G — Property and Equipment

      Property and equipment are summarized as follows at October 7, 2003 and December 31, 2002 (in thousands):

	2003	2002

Furniture and fixtures	$1,590	$1,381
Leasehold improvements	316	207
Capitalized software	457	303
Computer equipment	1,432	1,354

	3,795	3,245
Less: accumulated depreciation	1,251	797

Balance at end of period	$2,544	$2,448

      Depreciation expense for the period January 1, 2003 to October 7, 2003 and year ended December 31, 2002 was approximately $703,144 and $817,000 respectively.

Note H — Loan Securitizations

      Periodically, the Company securitizes manufactured home loans. Under the current legal structure of the securitization program, the Company sells manufactured home loans it originates and purchases to a trust for cash. The trust sells asset-backed bonds secured by the loans to investors. The Company records certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors: (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans.

      These loan securitizations may be structured as financing transactions as opposed to sales transactions, in which case no gain or loss is recognized, nor is any allocation made to residual interests or servicing rights. Rather, the loans securitized continue to be carried by the Company as assets, and the asset backed bonds secured by the loans are carried as a liability.

      For securitizations accounted for as a sale, the Company retains the right to service the loans it sells. Fees for servicing the loans are based on a contractual percentage per annum ranging from .5% to 1.25% of the unpaid principal balance of the associated loans. The Company recognizes a servicing asset in addition to its gain on sale of loans. The servicing asset is calculated as the present value of the expected future net servicing income in excess of adequate compensation for a substitute servicer, based on common industry assumptions and the company’s historical experience. These factors include default and prepayment speeds and a presumed discount rate. There were no securitizations accounted for as a sale for the period ended December 31, 2003.

      The Company follows the provisions of SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” in the valuation of its retained interests. Certain data and the key economic assumptions resulting from securitizations accounted for as sales and used in measuring the

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

retained interests from those securitizations were as follows. There were no securitizations accounted for as sales in the period January 1, 2003 to October 7, 2003 (dollars in thousands):

2002

Number of transactions completed	1
Aggregate balance of certificates issued	$129,600
Aggregate principal balance of contracts sold	$135,000
Balance of securitized loans outstanding	$124,540
Weighted average interest rate of loans securitized	10.74%
Aggregate amount of net gain recognized	$2,677

Original Key Economic Assumptions

Prepayment speed(a)	150	% MHP
Weighted average life (months)	293
Discount rate	15.00%
Expected credit losses	10.04%

(a)	Manufactured Housing Prepayment (“MHP”) is based on an assumed rate of prepayments each month of the then unpaid principal balance of a pool of new contracts. A prepayment assumption of 100% MHP assumes constant prepayment rates of 3.7% per annum of the then unpaid principal balance of such contracts in the first month of the life of the contacts and an additional 0.1% per annum in each month thereafter until the 24th month. Beginning in the 24th month and in each month thereafter during the life of the contract, 100% MHP assumes a constant prepayment of 6.0% per annum each month.

      At October 7, 2003 and December 31, 2002, the effect on the estimated fair value of the residual interests and servicing assets in securitizations completed in the year ended December 31, 2002, to immediate 10% and 20% adverse changes to the key economic assumptions used in those valuations are as follows (dollars in thousands):

	2003		2002

Residual interest in loans sold	$785		$5,833
Servicing assets	885		1,003

Total	$1,670		$6,836

Prepayment speed	130	% MHP	150	% MHP
Impact of 10% adverse change	$(164)		$(340)
Impact of 20% adverse change	$(299)		$(670)
Expected credit losses	16.85%		10.04%
Impact of 10% adverse change	$(463)		$(1,000)
Impact of 20% adverse change	$(765)		$(1,700)
Discount rate	12.00%		15.00%
Impact of 10% adverse change	$(157)		$(550)
Impact of 20% adverse change	$(292)		$(1,100)

      The sensitivity analysis is hypothetical. Changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. In addition, the effect of a variation in a particular assumption on the fair value of

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

the retained interest is calculated without changing any other assumption, when in reality, changes in any one factor may result in changes in another factor.

      Some loan securitizations may be structured as financing transactions as opposed to sales transactions, in which case no gain or loss is recognized, nor is any allocation made to retained interests. Rather, the loans securitized continue to be carried by the Company as assets, along with the associated liability that finances such assets.

      The following table summarizes certain cash flow activity with respect to the securitizations for the period January 1, 2003 to October 7, 2003 and year ended December 31, 2002 (in thousands):

	2003	2002

Proceeds from securitization	$—	$127,636
Servicing fees received	1,824	1,091

      Total principal balance of loans serviced that the Company has securitized and accounted for as a sale at October 7, 2003 and December 31, 2002 was approximately $222.6 million and $241.8 million, respectively. Delinquency statistics on those loans for period January 1, 2003 to October 7, 2003 and year ended December 31, 2002 were as follows (dollars in thousands):

	2003			2002

	No. of	Principal	% of	No. of	Principal	% of
	Loans	Balance	Portfolio	Loans	Balance	Portfolio

Days delinquent
31-60	552	$22,525	10.15%	55	$2,463	2.0%
61-90	125	$5,104	2.30%	24	$1,199	1.0%
Greater than 90	402	$17,875	8.05%	58	$2,631	2.1%

      Changes to the Company’s residual interests were as follows for the period January 1, 2003 to October 7, 2003 and the year ended December 31, 2002 (in thousands):

	2003	2002

Balance at beginning of period	$5,833	$—
New retained interest recorded	—	7,917
Other than temporary impairment	(5,084)	(2,084)
Accrued interest	36	—

Balance at end of period	$785	$5,833

      The Company will assess the carrying value of the residual interests and servicing assets for impairment on a monthly basis. There can be no assurance that the Company’s estimates used to determine the residual receivable and the servicing asset valuations will remain appropriate for the life of the securitization. If actual loan prepayments or defaults exceed the Company’s estimates, the carrying value of the Company’s residual receivable and/or servicing asset may decrease through a charge against earnings in the period management recognizes the disparity.

Note I — Preferred Interests in Subsidiary

      On March 26, 2003, the Company formed a new entity, Origen Securitization Company, LLC, for the purpose of dealing in or with manufactured housing retail installment contracts, installment loan agreements and similar assets, mortgage loans and mortgage pass-through certificates or mortgage-collateralized obligations. The Company contributed its interest in a $200 million pool of manufactured home loans and

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

was issued 3,000 common ownership units, which represents 100% of the voting rights relative to the new entity. Private investors contributed approximately $44.0 million in cash into the new entity and were issued 4,395.5 preferred ownership units. A Board of Managers consisting of three members, two of whom are senior management personnel of the Company, is managing the new entity. All powers to control and manage the business and affairs of the new entity are vested exclusively in the Board of Managers and they have the right and authority to take all actions that they deem necessary, useful or appropriate for the management and conduct of the business.

      In accordance with Statement of Financial Accounting Standards No. 94 “Consolidation of All Majority-owned Subsidiaries,” based on the control of Origen Securitization Company, LLC by the Company, the new entity is fully consolidated into the Company’s balance sheet and results of operations. The $44.0 million cash investment is accounted for in a manner similar to minority interest in the Company’s consolidated financial statements.

Note J — Debt

      Total debt outstanding was as follows at October 7, 2003 and December 31, 2002 (in thousands):

	2003	2002

Loans sold under agreements to repurchase	$—	$141,085
Line of credit and term loan, net of discount	63,055	51,060
Term loan agreement	209,303	—
Note payable – servicing advances	828	3,886

	$273,186	$196,031

      Repurchase Agreements — In December 2001, Credit Suisse First Boston Mortgage Capital and the Company, through its special purpose subsidiary, Origen Special Holdings, LLC, entered into a master loan repurchase agreement. Under the agreement, the Company contributed manufactured home loans it originated or purchased to Origen Special Holdings, Origen Special Holdings then transferred the manufactured home loans to Credit Suisse First Boston against the transfer of funds from Credit Suisse First Boston and Origen Special Holdings transferred the funds to the Company for operations. The maximum financing limit on the facility was $150.0 million. The annual interest rate on the facility was a variable rate equal to LIBOR plus a spread. The loans were financed on the facility at varying advance rates on the lesser of the then current face value or market value of the loans. The advance rates depended on the characteristics of the loans financed. The facility was terminated on June 17, 2003.

      Line of Credit and Term Loan — The Company had a line of credit extended by Sun Home Services, Inc (“Sun Homes”). During 2002 the agreement was amended several times, increasing the borrowing limit from $21.25 million to $48.0 million. The original loan agreement was entered into with Sun Communities Operating Limited Partnership (“SCOLP”) and on December 30, 2002 SCOLP assigned its interest in the agreement to Sun Homes, a subsidiary of which SCOLP owns 100% of the preferred stock. The outstanding balance on the facility carried interest at a rate of LIBOR plus 700 basis points, with a minimum interest rate of 11% and a maximum interest rate of 15%. The line of credit was subordinate and at all times junior in right to payment in full of all senior debt, including indebtedness under the Company’s repurchase facility. The line of credit was collateralized by a security interest in substantially all of the Company’s assets. At October 7, 2003 and December 31, 2002, the outstanding balance on the line of credit was approximately $53.1 and $41.1 million, respectively.

      On December 4, 2002 the Company entered into a $10.0 million term loan with SCOLP. On December 30, 2002 SCOLP assigned its interest in the agreement to Sun Homes. The outstanding balance

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

carried interest at a rate of LIBOR plus 700 basis points, with a minimum interest rate of 11% and a maximum interest rate of 15%. The term loan was subordinate and at all times junior in right to payment in full of all senior debt, including indebtedness under the Company’s repurchase facility. The term loan was collateralized by a security interest in substantially all of the Company’s assets. At October 7, 2003 and December 31, 2002, the outstanding balance on the term loan was $10.0 million.

      On April 1, 2003, in connection with the increase of the borrowing limit to $58.0 million on its credit facilities with Sun Homes (a combination of the $48.0 million line of credit and the $10.0 million term loan) and as a further inducement for Sun Homes to continue making advances under the credit facility, the Company issued warrants to purchase 1.0 million of its Series E ownership units to three investors. The warrants were exercisable at $0.01 per unit beginning April 1, 2003 and expiring April 1, 2010 or upon the closing of an initial public offering or the closing of a capital event, as defined in the warrant agreements.

      On October 8, 2003, concurrent with the formation of Origen Financial, Inc. the line of credit and term loan were paid in full and the warrants were canceled. The warrants were assigned no value at issuance and also had no value at the date of cancellation.

      Term Loan Agreement — On March 27, 2003 the Company entered into a one-year term loan agreement with Citibank, N.A. (“Citigroup”) (formerly Salomon Brothers Realty Corporation). Under terms of the agreement the Company was advanced approximately $160.0 million and in turn pledged as collateral approximately $200.0 million in total principal balance of manufactured home loans of which approximately $181.0 million had been funded on the Company’s repurchase facility with Credit Suisse First Boston. On June 27, 2003 the Company pledged an additional $36.4 million in loans and was advanced an additional $29.1 million on the facility, on August 18, 2003 the Company pledged $28.9 million in loans and was advanced $23.1 and on September 30, 2003 the Company pledged $24.7 million in loans and was advanced $17.3 million on the facility.

      The annual interest rate on the term loan is a variable rate equal to LIBOR plus a spread and the advance rate is dependant on characteristics and the outstanding principal of the manufactured home loans pledged as collateral. On November 1, 2003 the terms of the facility were amended effectively splitting the existing pool of pledged loans into two separate pools 2003-1A and 2003-1B, allowing for a maximum advance amount of $181.4 million of 2003-1A and of $160.0 million on 2003-1B, adding a stratified advance rate calculation to each pool, and reducing the annual interest rate on 2003-1B. The amendment also fixed the maturity date on 2003-1A at April 18, 2004 and on 2003-1B at November 16, 2004.

      The annual interest rate on the notes is a variable rate equal to LIBOR plus a spread. The advance rate on December 31, 2003 was 76.9% of the eligible principal balance of the manufactured home loans pledged to 2003-1A and 72.6% of the eligible principal balance of the manufactured home loans pledged to 2003-1B. At December 31, 2003 the outstanding advance was approximate $176.3 million on 2003-1A and $97.2 million on 2003-1B.

      Note Payable — Servicing Advances — On July 25, 2002 the Company entered into a revolving credit facility with Bank One, NA to replace a facility with Standard Federal Bank which was terminated on June 30, 2002. Under the new facility the Company can borrow up to $7.0 million for the purpose of funding required principal and interest advances on manufactured home loans that are serviced for outside investors. Borrowings under the facility are repaid upon the collection by the Company of monthly payments made by borrowers under such manufactured home loans. The bank’s prime interest rate is payable on the outstanding balance. To secure the loan from Bank One, the Company has granted Bank One a security interest in substantially all of its assets. The facility had a termination date of September 30, 2003 but on September 29, 2003 the termination date was extended through December 31, 2003. On January 13, 2004, the termination date was extended through December 31, 2004. The aggregate amount advanced by Bank One under the facility at October 7, 2003 and December 31, 2002, was approximately $828,000 and $3.9 million, respectively.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

      The average balance and average interest rate of outstanding debt was as follows for the period January 1, 2003 to October 7, 2003 and year ended December 31, 2002 (in thousands):

	2003		2002

	Average	Average	Average	Average
	Balance	Rate	Balance	Rate

Loans sold under agreement to repurchase	$85,511	2.7%	$80,342	2.5%
Line of credit and term loan	63,098	11.0	26,637	11.0
Term loan agreement	173,723	5.1	—	—
Note payable — servicing advances	1,911	4.9	1,543	3.8

      At October 7, 2003, all of the Company’s debt had a maturity date of one year or less.

Note K — Liquidity and Change in Ownership

      The Company has sustained losses from operations since inception, and has used, rather than provided, cash in its operations. The risks associated with the Company’s business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the manufactured housing business, any material decline in collateral values increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the size of losses in the event of default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Proposed changes to the federal bankruptcy laws applicable to individuals would make it more difficult for borrowers to seek bankruptcy protection, and the prospect of these changes may encourage certain borrowers to seek bankruptcy protection before the law changes become effective, thereby increasing defaults.

      For the Company’s finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. Higher industry inventory levels of repossessed manufactured homes may affect recovery rates and result in future impairment charges and provision for losses. In addition, in an economic slowdown or recession, servicing and litigation costs generally increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs would adversely affect the Company’s financial condition and results of operations.

      Upon formation on October 8, 2003, Origen Financial, Inc. contributed approximately $140.9 million in cash, which the Company used to repay certain obligations existing at October 7, 2003. These repayments included approximately $45.6 million of preferred interests and approximately $63.1 million of notes payable to one of the Company’s members, SUI, TRS, Inc. Subsequent to the formation the Company continues to act as the operating entity for Origen Financial, Inc.

Note L — Members’ Capital

      The Company was managed by a Board of Managers consisting of three individuals, appointed by each of the three investors, SUI TRS, Inc., Shiffman Family LLC and Woodward Holding, LLC. Members of the Board have a total of five votes with the manager appointed by Bingham controlling two votes, the manager appointed by the Voting Investors controlling two votes and an independent manager appointed mutually by the other managers controlling one vote.

      Effective October 3, 2003, subsequent to the formation of Origen Financial, Inc., the Company is managed by a sole Manager, who currently acts as Origen Financial, Inc’s Chief Executive Officer.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

Note M — Commitments and Contingencies

Loan Commitments

      The Company had commitments to originate manufactured home installment contracts approximating $21.0 million and $26.5 million at October 7, 2003 and December 31, 2002, respectively.

Lease Commitments

      At October 7, 2003 aggregate minimum rental commitments under non-cancelable leases having terms of more than one year were (in thousands):

2003	$281
2004	1,083
2005	656
2006	630
2007	618
2008	241

      These leases are for office facilities and equipment and generally contain either clauses for cost of living increases and/or options to renew or terminate the lease.

Note N — Financial Instruments and Off-Balance Sheet Activity

Financial Instruments

      As part of its interest rate risk management strategy, the Company has in the past attempted to hedge the interest rate risk on its loan portfolio by entering into Treasury rate locks and forward interest rate swaps.

      The Company has entered into four interest rate swap agreements effective April 2003, June 2003, August 2003 and September 2003. The swaps have the effect of fixing the cost of funds relative to the Company’s $209.3 million in floating rate notes at approximately 3.93% for the period April 2003 through March 2004. The terms of the swaps require monthly settlements on the same dates interest payments are due on the notes. The swaps reduce interest rate risk due to the fact that the terms of the notes payable and the floating rate payments to be received on the swaps (projected notional amount, payment dates, term and benchmark interest rate) coincide and therefore the hedges are structured to be hedges against changes in the benchmark interest rate (LIBOR). The Company has designated the swaps as hedges for accounting purposes. The hedges have been highly effective and have had a minimal effect on the results of operations.

      In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company has recorded the swaps as a liability of $321,000 at October 7, 2003. There were no swaps in effect at December 31, 2002. Mark to market changes in the value of the swaps are included in other comprehensive income.

Fair Value of Financial Instruments

      Statement of Financial Accounting Standards No. 107 (“SFAS 107”) requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

      The following table shows the carrying amount and estimated fair values of the Company’s financial instruments at October 7, 2003 (in thousands):

		Estimated
	Carrying	Fair
	Amount	Value

Assets
Cash and equivalents	$1,178	$1,178
Restricted cash	4,176	4,176
Loans receivable	279,300	279,789
Loan sale proceeds receivable	3,170	3,170
Servicing rights	5,892	5,892
Liabilities
Accounts payable and accrued expenses	$13,395	$13,395
Recourse liability	10,612	10,612
Advances under repurchase	209,303	209,303
Notes payable — other	63,883	63,883

      The carrying amount for cash and cash equivalents and other assets is a reasonable estimate of their fair value.

      Fair values for the Company’s loans are estimated using quoted market prices for loans with similar interest rates, terms and borrowers credit quality as those being offered by the Company.

      The carrying amount of accrued interest approximates its fair value. Due to their short maturity, accounts payable and accrued expense carrying values approximate fair value.

      The fair value of the Company’s recourse liability approximates its carrying value. The fair value is based on a discounted cash flow analysis with prepayment assumptions based on historical performance and industry standards.

      Fair value of loan commitments valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles is not considered material.

      The fair value of the Company’s fixed rate subordinated debt at December 31, 2002 was based on quoted market prices for debt with similar terms and remaining maturities. The fair value of the variable rate debt is based on its carrying amount.

Note O — Related Party Transactions

      Gary A. Shiffman, is the Chairman of the Board, President and Chief Executive Officer of Sun Communities, Inc. (“Sun Communities”). He and his affiliates beneficially own approximately 7.67% of the outstanding common stock of Sun Communities. He is the President of Sun Home Services, Inc. (“Sun Homes”), of which he and the Estate of Milton M. Shiffman own all of the voting common stock. The ownership of the voting stock entitles them to 5% of the cash flow from the operating activities of Sun Homes. Sun Communities beneficially owns all of the non-voting preferred stock of Sun Homes, which entitles it to 95% of the cash flow from the operating activities of Sun Homes. Mr. Shiffman is the President of SUI TRS, Inc., which is a wholly-owned subsidiary of Sun Homes and owns SOE, LLC, a member of the Company. Mr. Shiffman is also the sole manager of SOE, LLC.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

      Sun Communities and its affiliates have entered into the following transactions with the Company

•	Loans to the Company. Sun Homes, Woodward Holding, LLC and the Milton M. Shiffman Spouse’s Marital Trust (of which Mr. Shiffman and members of his family are beneficiaries) (the “Shiffman Trust”) provided financing to the Company. The financing provided consisted of a $48.0 million standby line of credit and a $10.0 million term loan, each bearing interest at a per annum rate equal to 700 basis points over LIBOR, with a minimum interest rate of 11% and a maximum interest rate of 15% (collectively, the “Sun Loan Facility”). In consideration of their commitments under the Sun Loan Facility, the Company granted to Sun Home Services warrants to purchase 550,000 membership units of the Company, to Woodward Holding, LLC warrants to purchase 400,000 membership units and to the Shiffman Trust warrants to purchase 50,000 membership units. Sun Homes subsequently transferred its warrants to SOE, LLC.

The Sun Loan Facility was collateralized by a security interest in the Company’s assets, which was subordinate in all respects to the Company’s institutional indebtedness, and a guaranty and pledge of assets by Bingham.

Under the terms of a participation agreement between Sun Homes, Woodward Holding, LLC and the Shiffman Trust, they jointly administered the Sun Loan Facility, and they committed to lend the following amounts:

Lender	Total Committed Amount

Sun Home Services	$35.5 million
Woodward Holding, LLC	$20.0 million
Shiffman Trust	$2.5 million

Under the participation agreement, Woodward Holding, LLC was entitled to 50% (or up to $20.0 million), Sun Homes was entitled to 43.75% (or up to $17.5 million), and the Shiffman Trust was entitled to 6.25% (or up to $2.5 million) of the first $40.0 million of proceeds of repayment of the Sun Loan Facility. The remaining $18.0 million of Sun Homes’ committed amount was subordinated to the first $40.0 million of proceeds of repayment.

      On October 8, 2003, SUI TRS, Inc., which is the sole member of SOE, LLC, contributed its membership interest and warrants to purchase membership interests in the Company to Origen Financial, Inc. in connection with Origen Financial, Inc.’s formation. SOE, LLC did not receive shares of Origen Financial, Inc.’s common stock upon contribution of its membership interests in the Company. On October 8, 2003 the entire principal balance and all interest owing under the Sun Loan Facility was repaid and the facility was terminated.

•	Purchases of Manufactured Home Loans. On June 17, 2003, the Company and Sun Home Services entered into a master loan purchase agreement pursuant to which Sun Homes could elect, from time to time, to purchase up to $50.0 million principal amount of manufactured home loans from the Company, at a purchase price equal to the book value of such loans, as reflected on the Company’s books and records (the “Sun Purchase Price”), plus accrued and unpaid interest on such loans. Sun Homes had the right to require the Company to repurchase any loans purchased under this agreement upon certain events of default.

In a series of several transactions from June through September 2003, Sun Homes purchased an aggregate of approximately $74.2 million in principal amount of manufactured home loans from the Company under the master loan purchase agreement, all at the Sun Purchase Price.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

In a series of several transactions during that same period, Sun Homes sold back to the Company an aggregate of approximately $62.0 million in principal amount of the manufactured home loans it previously purchased under the master loan purchase agreement. The purchase price for each such repurchase was equal to 100.10% of the Sun Purchase Price plus accrued and unpaid interest on the loans. The Company paid approximately $13.1 million of this aggregate purchase price to Sun Homes by causing Origen Securitization Company, LLC, the Company’s special purpose entity that holds residual securitization interests, to issue preferred equity interests in itself to Sun Homes. These newly issued equity interests were treated in a manner similar to minority interests. In addition, on September 30, 2003, the Company assigned to Sun Homes its right to receive approximately $7.4 million in preferred equity interests of Origen Securitization Company, LLC in partial satisfaction of indebtedness owing under the Sun Loan Facility, which interests Origen Securitization Company, LLC issued directly to Sun Homes.

On October 8, 2003, the master loan purchase agreement was terminated.

The transactions with Sun Homes were treated as loan sales under the provisions of Statement of Financial Accounting Standards No. 140 (“SFAS No.140”)“Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.” The loans were removed from the control of the Company, and Sun Homes had the right to pledge or exchange its interest in the loans with no constraints. The Company did not maintain effective control over the transferred loans through either an agreement to repurchase or any other ability to cause Sun Homes to return the loans. The Company had no obligation to repurchase the loans except under the recourse provisions as defined in the loan sale agreement. The Company continued to service the loans at an annual servicing fee of 1.25% of the outstanding principal balance of the loans. The Company’s subsequent repurchase of the loans was executed at a negotiated price that represented the fair market value of the loans.

•	Origen Securitization Company Investment. In a series of three transactions from June through September 2003, Sun Homes invested in preferred membership interests of Origen Securitization Company, LLC, the Company’s special purpose subsidiary that holds residual securitization interests. The preferred interests accrued a distribution preference of 11.0% per annum on the net capital contributions of the member holding the preferred interests. Origen Securitization Company issued the preferred interests to Sun Homes as consideration for its contribution of capital to Origen Securitization Company in connection with the Company’s securitization financing arrangement with Citigroup Global Markets Realty Corp. On October 8, 2003, the Company redeemed all of the preferred interests, including those of Sun Homes. In consideration of the redemption, the Company paid Sun Homes approximately $20.8 million, which represented the net capital contributions of Sun Homes plus the accrued but unpaid distribution preferences with respect to those interests.

•	Remarketing Alliance Program — Sun Communities has agreed to provide the Company certain concessions on manufactured homes repossessed in its communities. These concessions include marketing and refurbishing assistance, rent abatement during the first 12 months the repossessed home is for sale and commission abatement with respect to repossessed manufactured homes sold under the program. This program allows the Company to further enhance recoveries on repossessed homes and allows Sun Communities to retain homes for resale in its communities.

•	Guaranty of Licensing Bonds. Sun Communities has guaranteed the Company’s obligations to certain insurance companies in connection with the issuance by those companies of bonds and undertakings required by various state licensing authorities as a condition to the issuance of certain of the Company’s licenses. The Company’s aggregate potential obligation under these bonds is $5.0 million.

ORIGEN FINANCIAL L.L.C.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 7, 2003 and December 31, 2002

      In addition to the transactions with Sun Communities described above, Mr. Shiffman and his affiliates have entered into the following transactions with the Company.

•	Origen Securitization Company Investment. In March 2003, each of the Shiffman Trust and Shiffman Equities L.L.C., 100% of which is owned by Mr. Shiffman and his affiliates, and of which Mr. Shiffman is a manager, invested in preferred membership interests of Origen Securitization Company, LLC. On October 8, 2003, the Company redeemed all of the preferred interests, including those of the Shiffman Trust and Shiffman Equities L.L.C. In consideration of the redemption, the Company paid the Shiffman Trust and Shiffman Equities L.L.C. approximately $11.5 million and $2.9 million, respectively, which represented their respective net capital contributions plus the accrued but unpaid distribution preferences with respect to those interests.

•	Guaranty of Securitization Obligations. In connection with the Company’s securitization financing arrangement with Citigroup under which the Company has financed approximately $274.9 million in manufactured home loans, Mr. Shiffman and William M. Davidson, the owner of Woodward Holding, LLC, have personally guaranteed certain of the Company’s obligations under that arrangement. Their guaranty is limited to $21.1 million.

•	Related Party Lease. The Company leases its executive offices in Southfield, Michigan from an entity in which Mr. Shiffman and certain of his affiliates beneficially own approximately a 21% interest. The Company’s Chief Executive Officer and certain of his affiliates beneficially own an approximate 1% interest.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Bingham Financial Services Corporation

      We have audited the accompanying consolidated balance sheets of Bingham Financial Services Corporation as of December 31, 2001 and December 31, 2000 and the related consolidated statements of changes in stockholders’ equity (deficit), operations and cash flows for the periods ended December 31, 2001, December 31, 2000, December 31, 1999 and September 30, 1999. These consolidated financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bingham Financial Services Corporation as of December 31, 2001 and, December 31, 2000 and the consolidated results of their operations and their cash flows for the periods ended December 31, 2001, December 31, 2000, December 31, 1999 and September 30, 1999, in conformity with accounting principles generally accepted in the United States of America.

      As more fully discussed in Note A, during the three months ended December 31, 1999, the Company changed its method of accounting for organizational costs.

/s/ PLANTE & MORAN, PLLC

March 28, 2002

Auburn Hills, MI

BINGHAM FINANCIAL SERVICES CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except for shares)

	December 31,

	2001	2000

ASSETS
Cash and equivalents	$440	$3,521
Restricted cash	1,739	1,628
Loans receivable	126,591	98,633
Servicing rights	6,855	9,143
Servicing advances	9,940	9,103
Furniture, fixtures and equipment, net	1,801	2,554
Deferred federal income taxes	7,000	8,446
Loan sale proceeds receivable	5,723	6,603
Other assets	7,003	8,250

Total assets	$167,092	$147,881

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Liabilities:
Accounts payable and accrued expenses	$5,709	$14,111
Recourse liability	7,860	9,313
Advances under repurchase agreements	105,564	67,256
Subordinated debt, net of debt discount of $— and $336, respectively	—	3,664
Notes payable	17,435	42,697

Total liabilities	136,568	137,041

Non-controlling members’ interest in subsidiary	39,766	—

Stockholders’ equity (deficit)
Preferred stock, no stated value, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock, no stated value, 10,000,000 shares authorized; 2,542,988 and 2,631,681, shares issued and outstanding at December 31, 2001 and 2000, respectively	26,478	27,488
Paid-in capital	322	727
Accumulated other comprehensive income	—	115
Unearned stock compensation	—	(1,142)
Accumulated deficit	(36,042)	(16,348)

Total stockholders’ equity (deficit)	(9,242)	10,840

Total liabilities and stockholders’ equity (deficit)	$167,092	$147,881

The accompanying notes are an integral part of these financial statements.

BINGHAM FINANCIAL SERVICES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for shares)

			Three Months
	Year Ended December 31,		Ended	Year Ended
			December 31,	September 30,
	2001	2000	1999	1999

Revenues
Interest income on loans	$9,493	$14,593	$4,069	$9,477
Mortgage origination and servicing fees	12,001	10,800	1,319	2,069
Gain on sale and securitization of loans	5,186	27	1,603	4,399
Gain on sale of assets	1,600	—	—	—
Arbitration settlements	1,126	—	—	—
Other income	267	66	75	332

Total revenues	29,673	25,486	7,066	16,277

Costs and Expenses
Interest expense	7,875	14,202	2,832	6,856
Provision for credit losses and recourse liability	8,595	7,671	362	653
Write down of residual interest	9,523	—	—	—
General and administrative	19,408	23,353	2,352	5,215
Unrealized loss on interest rate swap	—	1,300	—	—
Loss on interest rate swap	510	—	—	—
Acquisition costs	—	2,071	—	—
Other operating expenses	1,903	1,518	944	2,336

Total costs and expenses	47,814	50,115	6,490	15,060

Income (loss) before income tax expense (benefit) and allocation of subsidiary net income in non-controlling members’ interests	(18,141)	(24,629)	576	1,217
Allocation of subsidiary net income in non-controlling members’ interests	(308)	—	—	—

Income (loss) before income tax expense (benefit)	(18,449)	(24,629)	576	1,217
Federal income tax expense (benefit)	1,245	(8,374)	198	441

Income (loss) before cumulative effect of change in accounting principle	(19,694)	(16,255)	378	776
Cumulative effect of change in accounting principle, net of tax	—	—	(563)	—

Net income (loss)	$(19,694)	$(16,255)	$(185)	$776

Weighted average common shares outstanding	2,579,844	2,625,765	2,539,716	1,966,288

Weighted average common shares outstanding, diluted	2,579,844	2,625,765	2,539,716	2,145,939

Earnings (loss) per share before cumulative effect of change in accounting principle:
Basic	$(7.63)	$(6.19)	$0.15	$0.39

Diluted	$(7.63)	$(6.19)	$0.15	$0.36

Cumulative effect of change in accounting principle:
Basic	$—	$—	$(0.22)	$—

Diluted	$—	$—	$(0.22)	$—

Earnings (loss) per share:
Basic	$(7.63)	$(6.19)	$(0.07)	$0.39

Diluted	$(7.63)	$(6.19)	$(0.07)	$0.36

The accompanying notes are an integral part of these financial statements.

BINGHAM FINANCIAL SERVICES CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands, except for shares)

			Accumulated			Total
			Other	Unearned	Retained	Stockholder’s
	Common	Paid-In	Comprehensive	Stock	Earnings	Equity
	Stock	Capital	Income (Loss)	Compensation	(Deficit)	(Deficit)

Balance, September 30, 1998	$13,608	$533	$—	$—	$(684)	$13,457
Issuance of 867,001 shares common stock	11,968	—	—	—	—	11,968
Issuance of 84,658 stock awards	1,120	—	—	(1,120)	—	—
Stock award amortization	—	—	—	85	—	85
Option amortization	—	86	—	—	—	86
Net income	—	—	—	—	776	776
Comprehensive income:
Unrealized loss on securities available for sale, net of tax	—	—	(304)	—	—	(304)

Total comprehensive income						472

Balance, September 30, 1999	$26,696	$619	$(304)	$(1,035)	$92	$26,068
Issuance of 11,243 stock awards	103	—	—	(103)	—	—
Stock award amortization				36		36
Option amortization	—	22	—	—	—	22
Net loss	—	—	—	—	(185)	(185)
Comprehensive income:
Unrealized gain on securities available for sale, net of tax	—	—	198	—	—	198

Total comprehensive income						13

Balance, December 31, 1999	$26,799	$641	$(106)	$(1,102)	$(93)	$26,139
Issuance of 44,138 stock awards	336	—	—	(336)	—	—
Issuance of 66,005 shares of common stock for BAC earnout	503	—	—	—	—	503
Cancellation of 10,178 stock awards	(150)	—	—	150	—	—
Stock award amortization	—	—	—	146	—	146
Option amortization	—	86	—	—	—	86
Net loss	—	—	—	—	(16,255)	(16,255)
Comprehensive income:
Unrealized gain on securities available for sale, net of tax	—	—	221	—	—	221

Total comprehensive loss						(16,034)

Balance, December 31, 2000	$27,488	$727	$115	$(1,142)	$(16,348)	$10,840
Cancellation of 96,693 stock awards	(1,010)	—	—	1010	—	—
Stock award amortization	—	—	—	132	—	132
Cancellation of stock options	—	(270)	—	—	—	(270)
Recapitalization costs	—	(135)	—	—	—	(135)
Net loss	—	—	—	—	(19,694)	(19,694)
Comprehensive income:
Reclassification adjustment	—	—	(115)	—	—	(115)

Total comprehensive loss						(20,082)

Balance, December 31, 2001	$26,478	$322	$—	$—	$(36,042)	$(9,242)

The accompanying notes are an integral part of these financial statements.

BINGHAM FINANCIAL SERVICES CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

			Three Months
	Year Ended December 31,		Ended	Year Ended
			December 31,	September 30,
	2001	2000	1999	1999

Cash flows from operating activities:
Net income (loss)	$(19,694)	$(16,255)	$(185)	$776
Adjustments to reconcile net income (loss) to net Cash provided by operating activities:
Provision for unrealized hedge loss	—	—	—	(2,400)
Unrealized loss on interest rate swaps	—	1,300	—	—
Provision for credit losses and recourse liability	8,595	7,671	362	653
Impairment of residual interest	9,523	—	—	—
Depreciation and amortization	2,103	3,600	1,637	1,135
Provision for deferred taxes	1,245	(8,374)	(84)	914
Originations of loans held for sale	(222,410)	(207,171)	(126,789)	(144,344)
Principal collections on loans held for sale	16,339	19,363	1,709	3,256
Proceeds from sale of loans held for sale	166,730	223,128	100,888	113,494
Loss (gain) on sale of investment securities	(254)	—	35	(3)
Gain on sale and securitization of loans	(5,186)	(27)	(1,603)	(1,999)
Increase in retained interest	(9,523)	—	—	—
Increase in other assets	(2,330)	(13,374)	(3,366)	(6,234)
Increase (decrease) in other liabilities	(8,402)	5,835	7,028	3,860

Net cash provided by (used in) operating activities	(63,264)	15,696	(20,368)	(30,892)

Cash flows from investing activities:
Purchase of Hartger & Willard	—	—	—	(1,900)
Purchase of Origen Inc.	—	—	(4,001)	—
Purchase of investment securities	—	—	—	(1,529)
Proceeds from the sale of investment securities	1,782	—	24	369
Proceeds from the sale of the assets of Bloomfield Acceptance and Bloomfield Servicing	9,609	—	—	—
Capital expenditures	(520)	(911)	(98)	(485)

Net cash provided by (used in) investing activities	10,871	(911)	(4,075)	(3,545)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	—	—	11,968
Proceeds from recapitalization of Origen Inc.	40,000	—	—	—
Proceeds from advances under repurchase agreements	158,926	154,041	102,876	98,990
Repayment of advances under repurchase agreements	(120,617)	(167,254)	(91,434)	(86,855)
Proceeds from advances on note payable	321,009	252,664	100,364	109,164
Repayment of note payable	(350,006)	(250,715)	(88,093)	(100,079)

Net cash provided by (used in) financing activities	49,312	(11,264)	23,713	33,188

Net change in cash and cash equivalents	(3,081)	3,521	(730)	(1,249)
Cash and cash equivalents, beginning of period	3,521	—	730	1,979

Cash and cash equivalents, end of period	$440	$3,521	$—	$730

Supplemental disclosures of cash flow information:
Interest paid	$8,086	$13,875	$2,828	$6,785
Federal income taxes paid	$—	$—	$—	$420

The accompanying notes are an integral part of these financial statements.

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	Summary of Significant Accounting Policies

      Nature of Operations: The Company’s principal operations involve origination, underwriting, securitization or sale, and servicing of manufactured home loans.

      The Company’s manufactured home loans are made through its subsidiaries, Origen Inc. and Origen LLC, primarily to finance the purchase of manufactured homes. These loans are generally conventionally amortizing loans that range in amount from $10,000 to $100,000 and have terms of seven to 30 years. The Company also provides warranty and disability insurance through one of its subsidiaries. Manufactured home loan servicing is also performed by Origen Inc. and Origen LLC.

      The Company’s commercial real estate mortgage loans were made through its subsidiary, Bloomfield Acceptance Company, L.L.C. (“Bloomfield Acceptance”). Commercial real estate loan servicing was performed by Bloomfield Servicing Company, L.L.C. (“Bloomfield Servicing”), a subsidiary of the Company. On June 13, 2001 the Company sold certain of the assets of both Bloomfield Acceptance and Bloomfield Servicing to Wells Fargo Bank, National Association and Wells Fargo & Company and ceased originating and servicing commercial mortgage loans.

      The Company generally sells, securitizes or places the manufactured home loans it originates with institutional investors and retains the rights to service loans sold on behalf of those investors.

      Principles of Consolidation: The consolidated financial statements include the accounts and transactions of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates subsidiaries in which it has the ability to control the operations of the subsidiaries generally because of majority control of voting equity interests. The Company does not consolidate entities with respect to which it does not have voting control over the major decisions. Currently, there are no such unconsolidated subsidiaries.

      Although the Company retains only a 20% interest in Origen LLC, as disclosed in Note B, no change in control of the management and operations of the Company’s manufactured home loan operations has occurred for accounting purposes therefore, the financial position and results of operations of Origen LLC are presented on a consolidated basis at historical cost in the accompanying financial statements.

      Revenue Recognition: Interest and origination fee revenue from loans receivable is recognized using the interest method. Certain loan origination costs on loans receivable are deferred and amortized using the interest method over the term of the related loans as a reduction of interest income on loans. The accrual of interest on loans receivable is discontinued at the time a loan is determined to be impaired. Servicing fees are recognized when earned.

      Loan servicing fees are received by the Company for the servicing of manufactured home loans. Such fees are contractually based and recognized monthly as earned over the life of the loan servicing portfolio.

      The Company periodically sells loans either as whole loans or through securitizations. Estimated gains or losses from such sales or securitizations are recognized in the period in which the sale or securitization occurs. In determining the gain or loss on each qualifying sale of loans receivable, the Company’s investment in each loan pool is allocated between the portion sold and any retained interests based on their relative fair values at the date of sale. The retained interests include interest-only strips, restricted cash held by securitization trusts, recourse liabilities and servicing rights.

      Change in Fiscal Year End: On February 4, 2000 the Company changed its fiscal year end from a twelve month period ending September 30 to a twelve month period ending December 31. The consolidated statements of operations and cash flows are presented for the years ended December 31, 2001 and December 31, 2000, the three months ended December 31, 1999, and the year ended September 30, 1999.

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, including significant estimates regarding allowances for loan losses, recourse liabilities and deferred tax asset realization. Actual results could differ from those estimates.

      Cash and Cash Equivalents: Cash and cash equivalents represent short-term highly liquid investments with original maturities of three months or less and include cash and interest bearing deposits at banks. The Company has restricted cash related to loans serviced for others which is held in trust for subsequent payment to the owners of those loans.

      Loans Receivable: Loans receivable consist of manufactured home loans and floor plan loans. Manufactured home loans are primarily conventional fixed rate loans under contracts collateralized by the borrowers’ manufactured homes. All loans receivable are held for sale and are carried at the lower of aggregate cost or fair value. Loans receivable include accrued interest and are presented net of deferred loan origination costs and an allowance for estimated loan losses.

      Derivative Financial Instruments: The Company has periodically used derivative instruments, including forward sales of U.S. Treasury securities, U.S. Treasury rate locks and forward interest rate swaps to mitigate interest rate risk related to its loans receivable and anticipated sales or securitizations. Prior to January 1, 2001 deferral (hedge) accounting was applied if a derivative financial instrument reduced the risk of the underlying hedged item, was designated at inception as a hedge and was expected to be effective as a hedge. Effective January 1, 2001 the Company adopted the provisions of Statement of Financial Accounting No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). Under SFAS 133, all derivative instruments are recorded on the balance sheet at fair value and changes in fair value will be recorded in current earnings or other comprehensive income, depending on whether a derivative instrument qualifies for hedge accounting and, if so, whether the hedge transaction represents a fair value or cash flow hedge.

      Hedges are measured for effectiveness both at inception and on an ongoing basis, and hedge accounting is terminated if a derivative instrument ceases to be effective as a hedge or its designation as a hedge is terminated. In the event of termination of a hedge, any gains or losses during the period that a derivative instrument qualified as a hedge are recognized as a component of the hedged item and subsequent gains or losses are recognized in earnings. Derivative financial instruments that do not qualify for hedge accounting are carried at fair value and changes in fair value are recognized currently in earnings.

      There were no derivative instruments designated as hedges at January 1, 2001 and the adoption of SFAS 133 had no effect on the Company’s financial position or results of operations.

      Allowance for Credit Losses: The allowance for possible credit losses is maintained at a level believed adequate by management to absorb potential losses in the Company’s loan portfolio. The Company’s loan portfolio is comprised of homogenous manufactured home loans with average loan balances of less than $50,000. The allowance for credit losses is determined at a portfolio level and computed by applying loss rate factors to the loan portfolio on a stratified basis using current portfolio performance and delinquency levels (0-30 days, 31-60 days, 61-90 days and more than 90 days delinquent). The Company’s loss rate factors are based on the Company’s historical loan loss experience and are adjusted for economic conditions and other trends affecting borrowers’ ability to repay and estimated collateral value. The allowance for credit losses represents an unallocated allowance. There are no elements of the allowance allocated to specific individual loans or to impaired loans.

      Servicing Rights: The Company accounts for loan servicing rights related to originated and sold loans by recognizing a separate servicing asset or liability. These servicing assets or liabilities are determined by

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allocating the carrying amount of the loans sold between the loan and the servicing rights based on the relative fair values of each at the date of sale. The fair value of servicing rights is based on discounted cash flows incorporating estimated servicing fees and costs as well as ancillary servicing revenue and projected prepayment rates. The Company capitalized approximately $1.4 million, $1.5 million, $7.6 million and $2.0 million, respectively, of loan servicing rights for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999, respectively.

      The carrying amount of loan servicing rights is assessed for impairment each quarter by comparison to fair value and a valuation allowance is established in the event the carrying amount exceeds the fair value. Fair value is estimated based on the present value of expected future cash flows and periodically by independent appraisal. There was no valuation allowance recognized at December 31, 2001 or 2000. The estimated fair value of loan servicing rights was approximately $9.7 million at December 31, 2001.

      Interest on Loans: Interest on loans is credited to income when earned. An allowance for interest on loans is provided when a loan becomes more than 90 days past due as the collection of these loans is considered doubtful.

      Loan Fees: Loan origination fees and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the yields using a level-yield method.

      Repossessed Homes: Manufactured homes acquired through foreclosure or similar proceedings are recorded at the lesser of the related loan balance plus any operating expenses of such homes or the estimated fair value of the home.

      Other Assets: Other assets is comprised of prepaid expenses, deferred financing costs, goodwill and other miscellaneous receivables. Prepaid expenses are amortized over the expected service period. Deferred financing costs are capitalized and amortized over the life of the corresponding obligation.

      Loan Sale Proceeds Receivable: The loan sale proceeds receivable relates to the sale of approximately $114.4 million principal balance of manufactured home loans. The loans were sold with recourse and with a deferred proceeds component equal to 1.5% of the outstanding principal balance at the time of sale. Bingham receives on a monthly basis .125% (an annual rate of 1.5% divided by 12) of the outstanding principal balance of eligible loans (loans on which a payment was received from the obligor during the month). The deferred loan sale proceeds receivable is assessed for impairment on a periodic basis based on the fair value of the receivable calculated on a discounted basis.

      Loans Sold Under Agreements to Repurchase: The Company enters into loan sales under agreements to repurchase the loans. The agreements are short-term and are accounted for as secured borrowings. The obligations to repurchase the loans sold are reflected as a liability and the loans that collateralize the agreements are reflected as assets in the balance sheet.

      Recourse Liability: The Company periodically sells manufactured home loans on a whole-loan basis. At the time of such loan sales, recourse liabilities are recognized pursuant to future obligations based on the underlying provisions of the respective sale agreements. The liability is computed based on estimated obligations under recourse provisions on a discounted basis. The obligations are provided for in the recourse liability and transferred to the allowance for credit losses at the time of repurchase. The loan purchasers have no recourse to our other assets for failure of debtors to pay when due.

      Depreciation: Provisions for depreciation are computed using the straight-line method over the estimated useful lives of office properties and equipment, as follows: leasehold improvements — life of the lease; furniture and fixtures — seven years; capitalized software — five years; computers — five years.

      Income Taxes: The Company uses the liability method in accounting for income taxes. Deferred tax assets or liabilities are recognized for temporary differences between the tax bases of assets and liabilities and

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

their carrying amounts in the consolidated financial statements and net operating loss carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates. A valuation allowance is established if, based on the insight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

      Per Share Data: Basic earnings per share are computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding. At December 31, 2001, 2000, 1999 and September 30, 1999 there were approximately 0, 911,000, 921,000 and 868,000 potential shares of common stock from stock options and warrants outstanding.

      The following table presents a reconciliation of the numerator (income applicable to common shareholders) and denominator (weighted average common shares outstanding) for the basic loss per share calculation:

	Year Ended December 31,
					Three Months
					Ended		Year Ended
	2001		2000		December 31, 1999		September 30, 1999

		Earnings		Earnings		Earnings		Earnings
		(Loss)		(Loss)		(Loss)		(Loss)
	Shares	per Share	Shares	per Share	Shares	per Share	Shares	per Share

	(Shares in thousands)
Basic earnings (loss) per share before
Cumulative effect of change in accounting principle	2,580	$(7.63)	2,626	$(6.19)	2,540	$0.15	1,966	$0.39
Cumulative effect of change in accounting principle	—	—	—	—	—	(0.22)	—	—
Net dilutive effect of:
Options	—	—	—	—	—	—	22	—
Warrants	—	—	—	—	—	—	158	(0.03)

Diluted loss per share	2,580	$(7.63)	2,626	$(6.19)	2,540	$(0.07)	2,146	$0.36

      Securities: Marketable securities are classified as available for sale. Securities classified as available for sale are carried at market value with a corresponding market value adjustment carried as a separate component of stockholders’ on a net of tax basis. At December 31, 2001 and 2000 securities consisted of a single equity security with a carrying amount of $1,300 and $1.7 million, respectively which are included in other assets. The adjusted cost of the securities would be used to compute realized gains or losses if the securities are sold.

      Cumulative Effect of Change in Accounting Principle: In April 1998 the Financial Accounting Standards Board issued Statement of Position Number 98-5 (SOP 98-5) “Reporting on the Cost of Start-Up Activities”. This statement, which is required to be adopted for fiscal years beginning after December 15, 1998 establishes guidance for the accounting of start-up activities. It states that the cost of start-up activities, including organizational costs, should be expensed as incurred. The Company had deferred organizational costs related to the formation of its manufactured home lending subsidiary and the filing of its application to become a unitary thrift holding company and for the formation of a federally charted savings bank. In the period ended December 31, 1999 the Company expensed approximately $563,000 net of federal income tax benefit of previously capitalized organizational costs.

      Recent Accounting Pronouncements: During July 2001, Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) was issued. The statement provides the accounting and reporting standards for goodwill. SFAS 142 will not impact the Company’s financial position or results of operations because the Company had no goodwill on its balance sheet at December 31, 2001.

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

B.	Recapitalization

      In July 2001, the Company entered into an investment agreement with three investors — SUI TRS, Inc., Shiffman Family LLC and Woodward Holding LLC — under which the Company agreed to recapitalize its operating subsidiary and its subsidiaries. Certain of the Company’s officers and directors are affiliated with SUI TRS and Shiffman Family LLC.

      Under the investment agreement and a merger agreement entered into on December 18, 2001, SUI TRS, Shiffman Family LLC and Woodward Holding made capital contributions totaling $40 million in Origen LLC. The Company will merge Origen Inc. and its other wholly-owned operating subsidiaries into Origen LLC. The mergers will be completed when Origen LLC and its subsidiaries obtain all material licenses and permits they need to continue to operate the Company’s business. Notwithstanding the actual date of the mergers, the parties have agreed that the merger will be treated as effective as of January 1, 2002. It is expected that the mergers will occur in the second quarter of 2002. Pending the mergers, each of Origen Inc. and Origen LLC is conducting that portion of its business which it is licensed to do. After the mergers, Origen LLC and its subsidiaries, as the surviving entities of the mergers, will conduct all of the Company’s business in the same manner as it has been conducted in the past.

      The Company obtained an initial 20% ownership interest in the net assets and profits of Origen LLC and the three investors received an initial 80% aggregate interest in Origen LLC. These interests are subject to dilution resulting from (a) grants of up to 11.5% of the membership interests to key employees of the recapitalized subsidiaries, and (b) potential future issuance of additional membership interests in the recapitalized subsidiaries in connection with the raising of additional capital.

      After the mergers, the Company’s primary asset will be its interest in Origen LLC. The Company will also retain a loan receivable of approximately $2.5 million related to the sale of MHFC in March 2000. The proceeds from the receivable will be used to fund the Company’s operating expenses, such as expenses associated with SEC reporting compliance and legal and accounting fees.

      The above transactions have been accounted for as a recapitalization of the Company’s operating subsidiaries and, accordingly, there is no adjustment to the historical cost basis carrying amounts of the assets and liabilities transferred to Origen LLC by the Company. Although the Company retains only a 20% interest (33.33% voting interest) in Origen LLC, the recapitalization has not resulted in a change in control of Origen LLC for accounting purposes and the financial position and results of operations of Origen LLC continue to be presented on a consolidated basis in the accompanying financial statements. The Company’s control of Origen LLC was maintained by the control of a majority of the voting rights of Origen LLC by two of the Company’s directors and through key management positions held in Origen LLC by two of the Company’s executives. An allocation of income or losses attributable to the non-controlling members under the provisions of the Origen LLC operating agreement is accounted for in a manner similar to the minority interest.

C.	Acquisitions

      On July 1, 1999 pursuant to a Reorganization Agreement dated as of June 30, 1999 the Company acquired all of the issued and outstanding stock of Hartger and Willard from DMR Financial Services, Inc. (“DMRFS”), an affiliate of Detroit Mortgage and Realty Company (“DMR”). Pursuant to the terms of the agreement, 66,667 shares of Bingham common stock, without par value, were issued to DMRFS.

      In connection with the acquisition of Hartger & Willard the Company loaned $1.5 million to DMRFS pursuant to a Promissory Note dated July 31, 1999. The loan was guaranteed by DMR and secured by the pledge of the 66,667 shares of Bingham common stock DMRFS received in the acquisition. The Company foreclosed on the pledged shares in full payment of the principal amount of the loan. The effect of this transaction is that the Company acquired the Hartger & Willard shares for $1.5 million in cash.

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Hartger & Willard acquisition was accounted for as a purchase. The results of operations for the year ended September 30, 1999 include the results of operations for the acquired company since the date of the acquisition.

      The aggregate purchase price for the acquisition of $1.9 million, including expenses of the acquisition, was allocated to the assets acquired and liabilities assumed based on the related fair values at the date of acquisition. The excess of the aggregate purchase price over the fair values of the assets acquired and liabilities assumed has been allocated to goodwill and was being amortized on a straight-line method over 20 years. Hartger & Willard was sold in 2001 (see Note N).

      In conjunction with the acquisition in July 1999, liabilities assumed and other non-cash consideration were as follows (in thousands, unaudited):

Fair value of assets acquired	$1,642
Goodwill	262
Cash paid in consideration and expenses of company acquired	(1,900)

Liabilities assumed	$4

      The following table summarizes pro forma unaudited results of operations as if the acquisition completed during 1999 had occurred at the beginning of each year presented:

September 30, 1999

(In thousands, except
earnings per share)
Revenues	$16,933
Income (loss) before income taxes	1,158
Net income (loss)	733
Basic earnings (loss) per share	0.37
Diluted earnings (loss) per share	0.34

      In December 1999, the Company completed the acquisition of Origen Inc. from Dynex Holding, Inc., a subsidiary of Dynex Capital, Inc. (“DCI”). The Company acquired certain manufactured home loans from Origen Inc. all of the issued and outstanding stock of Origen Inc. and all of the rights to DCI’s manufactured home lending business for approximately $4.0 million in cash funded by borrowings on the Company’s demand lines of credit. Origen Inc. specializes in lending to buyers of manufactured homes and has corporate and regional offices in four states. In addition Origen Inc. provides servicing for manufactured home and land/home loans.

      The Origen Inc. acquisition was accounted for using the purchase method. The consideration and acquisition costs for the Origen Inc. acquisition were allocated to the acquired assets and assumed liabilities, resulting in an excess of fair value of the acquired net assets over the purchase price of approximately $3.2 million, which was recognized as a reduction in the amount allocated to purchased loan servicing rights. During the quarter ended March 31, 2000, Bingham revised its initial estimates of the fair value of the assets acquired, specifically the manufactured home loan portfolio associated with the transaction, effectively reducing the excess of fair value of acquired net assets by $2.0 million. Accordingly, the Company recognized the revised estimate by retroactively adjusting the purchase price allocation with an increase to the amount previously allocated to purchased loan servicing rights.

      In connection with the Origen Inc. acquisition, Bingham recognized accrued liabilities of $5.0 million related to its plans to close certain of Origen Inc.’s regional and district offices and terminate or relocate certain of its employees.

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During the year ended December 31, 2000, there were approximately $2.5 million of costs paid related to the accrued acquisition liabilities. Such costs consisted of $1.4 million for severance payments and personnel costs and $1.1 in costs connected with closed locations incurred subsequent to the cessation of operations.

      As of December 31, 2000, Bingham revised its estimate of the costs to implement its plan and as a result, made an adjustment to the purchase price allocation. The change in estimate resulted in an increase of $2.3 million in the fair value of the net assets acquired. Bingham recognized this increase as an adjustment to the amount previously allocated to purchased loan servicing rights.

      The following table summarizes pro forma unaudited results of operations for the Origen Inc. acquisition as if it had occurred at the beginning of each period presented:

	Three Months
	Ended	Year Ended
	December 31,	September 30,
	1999	1999

	(In thousands, except
	earnings per share)
Revenues	$9,114	$36,047
Income (loss) before cumulative effect of change in accounting principle	(2,141)	1,236
Cumulative effect of change in accounting principle, net of tax	(563)	—
Net income (loss)	(2,704)	1,236
Basic earnings (loss) per share	$(1.06)	$0.63
Diluted earnings (loss) per share	(1.06)	0.58

      In the year ended December 31, 2000 the Company attempted a merger with Franklin Bank, N.A. which was unsuccessful. Costs incurred totaled $2.1 million all of which were charged to operations in the fourth quarter of 2000 when the merger attempt was terminated.

D.	Loans Receivable

      The carrying amounts and fair value of loans receivable consisted of the following:

	December 31,

	2001	2000

	(In thousands)
Manufactured home loans	$128,208	$95,234
Commercial loans	—	3,547
Floor plan loans	1,094	1,731
Accrued interest receivable	903	794
Deferred fees	(1,850)	(869)
Deferred hedge loss	—	364
Allowance for loan loss	(1,764)	(2,168)

	$126,591	$98,633

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth the average loan balance, weighted average loan yield and weighted average initial term:

	Manufactured Home

	Year Ended		Three Months
	December 31,		Ended	Year Ended
			December 31,	September 30,
	2001	2000	1999	1999

	(Dollars in thousands)
Principal balance loans receivable, net	$128,208	$95,234	$75,321	$64,501
Number of loans receivable	3,117	2,304	1,907	2,190
Average loan balance	$41	$41	$38	$29
Weighted average loan yield	10.85%	11.75%	10.90%	11.33%
Weighted average initial term	26 years	26 years	25 years	22 years

	Commercial Mortgage

	Year Ended		Three Months
	December 31,		Ended	Year Ended
			December 31,	September 30,
	2001	2000	1999	1999

	(Dollars in thousands)
Principal balance loans receivable, net	$—	$3,547	$65,930	$53,157
Number of loans receivable	—	2	27	20
Average loan balance	$—	$1,773	$2,442	$2,645
Weighted average loan yield	—	8.7%	9.8%	8.5%
Weighted average initial term	—	6.9 years	6.5 years	5.8 years

      The following table sets forth the concentration by state of the loan portfolio:

	Manufactured Home

	December 31,

	2001		2000

	Principal	%	Principal	%

	(Dollars in thousands)
Texas	$30,581	23.9%	$23,338	24.5%
Georgia	11,322	8.8	7,587	8.0
Alabama	9,900	7.7	4,768	5.0
Mississippi	7,980	6.2	4,052	4.3
Florida	7,356	5.8	4,013	4.2
Michigan	7,093	5.5	6,446	6.7
South Carolina	5,530	4.3	4,084	4.3
Other	48,446	37.8	40,946	43.0

Total	$128,208	100.0%	$95,234	100.0%

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Commercial Mortgage December 31,

	December 31,

	2001		2000

	Principal	%	Principal	%

	(Dollars in thousands)
Michigan	$—	—	$—	—
Indiana	—	—	—	—
Arizona	—	—	2,466	69.5%
Texas	—	—	—	—
Florida	—	—	1,081	30.5
California	—	—	—	—
Other	—	—	—	—

Total	$—	—%	$3,547	100.0%

      The manufactured home contracts are collateralized by manufactured homes which range in age from 1973 to 2002, with approximately 90.1% of the manufactured homes built since 1999.

      The following table sets forth the number and value of loans for various terms for the manufactured home loan portfolio:

	December 31,

	2001		2000

Term	Number of	Principal	Number of	Principal
(years)	Loans	Balance	Loans	Balance

	(Dollars in thousands)
5 or less	2	$22	3	$24
6-10	142	2,683	90	1,727
11-12	15	410	8	155
13-15	243	7,211	144	3,853
16-20	811	27,711	265	7,908
21-25	269	9,747	345	11,720
26-30	1,635	80,424	1,449	69,847

Total	3,117	$128,208	2,304	$95,234

      Delinquency statistics for the manufactured home loan portfolio are as follows:

	December 31,

	2001			2000

	No. of	Principal	% of	No. of	Principal	% of
	Loans	Balance	Portfolio	Loans	Balance	Portfolio

	(Dollars in thousands)
Days delinquent
31-60	71	$3,346	2.6%	24	$944	1.0%
61-90	18	791	0.6%	19	811	0.9%
Greater than 90	57	2,608	2.0%	83	3,352	3.5%

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

E.     Allowance for Credit Losses

      The allowance for credit losses and related additions and deductions to the allowance for the years ended December 31, 2001 and 2000, the period ended December 31, 1999 and the year ended September 30, 1999 were as follows:

	Year Ended		Three Months
	December 31,		Ended	Year Ended
			December 31,	September 30,
	2001	2000	1999	1999

	(In thousands)
Balance at beginning of period	$2,168	$274	$258	$185
Provision for loan losses	3,528	7,671	362	653
Transfers from recourse liability	6,070	77	—	—
Gross chargeoffs	(17,822)	(10,261)	(698)	(1,060)
Recoveries	7,820	4,407	352	480

Balance at end of year	$1,764	$2,168	$274	$258

F.     Mortgage Servicing Rights

      Changes in servicing rights are summarized as follows:

	Year Ended		Three Months
	December 31,		Ended	Year Ended
			December 31,	September 30,
	2001	2000	1999	1999

	(In thousands)
Balance at beginning of period	$9,143	$9,736	$2,120	$156
Purchased servicing rights	—	—	6,846	1,376
Purchase price adjustments	—	424	—	—
Loans sold and securitized	1,132	1,112	825	735
Amortization	(1,279)	(2,129)	(55)	(94)
Sale of servicing rights	(2,141)	—	—	(53)

Balance at end of period	$6,855	$9,143	$9,736	$2,120

      Bloomfield Servicing serviced commercial real estate loans that Bloomfield Acceptance originated as well as commercial real estate loans on behalf of 29 institutional investors. The principal balance of commercial real estate loans serviced totaled approximately $1.2 billion. In June 2001 the Company sold the servicing rights to its commercial loan portfolio serviced for others with a carrying amount of approximately $2.1 million, to Wells Fargo Bank and Wells Fargo & Company as part of the sale of certain of the assets of its commercial loan origination and servicing operations.

      Origen Inc. and Origen LLC service the manufactured home loans originated by the Company and held in its loan portfolio as well as manufactured home loans originated by the Company and securitized or sold with the servicing rights retained. The principal balances of manufactured home loans serviced totaled approximately $1.2 billion at December 31, 2001, $1.1 billion at December 31, 2000 and $1.0 billion at December 31, 1999.

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

G.	Property and Equipment

      Property and equipment are summarized as follows:

	December 31,

	2001	2000	1999

	(In thousands)
Cost:
Furniture and fixtures	$1,694	$2,191	$2,197
Leasehold improvements	179	213	46
Capitalized Software	255	493	322
Computer equipment	3,137	3,071	643

	5,265	5,968	3,208
Less accumulated depreciation	3,464	3,414	179

Total	$1,801	$2,554	$3,029

      Depreciation expense was approximately $910,000 for the year ended December 31, 2001, $987,000 for the year ended December 31, 2000, $288,000 for the three months ended December 31, 1999 and $105,970 for the year ended September 30, 1999.

H.	Residual Interest in Loans Sold and Securitized

      On March 27, 2001 Bingham completed its first securitization of manufactured home loans through a consolidated special purpose subsidiary of Origen Inc. The Company sold manufactured home loans it originated and purchased to a trust for cash and the trust sold asset-backed bonds secured by the loans to investors. The Company records certain assets and income based upon the difference between all principal and interest received from the loans sold and the following factors (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all excess contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on loans. At the time of the securitization the Company estimates these amounts based upon a declining principal balance of the underlying loans, adjusted by an estimated prepayment and loss rate, and capitalizes these amounts using a discount rate that market participants would use for similar financial instruments. These capitalized assets are recorded as retained interests. The Company believes the assumptions it has used are appropriate and reasonable.

      The Company retained the right to service the loans it securitized. Fees for servicing the loans are based on a contractual percentage of 1.00% per annum of the unpaid principal balance of the associated loans. The Company has recognized a servicing asset in addition to its gain on sale of loans. The servicing asset is calculated as the present value of the expected future net servicing income in excess of adequate compensation for a substitute servicer, based on common industry assumptions and the Company’s historical experience. These factors include default and prepayment speeds. The servicing asset recorded on the completed securitization represents a 25 basis point strip of net servicing cash flows.

      Key assumptions used in measuring the retained interest at December 31, 2001 are as follows:

Prepayment Speed	150.00%	MHP
Weighted average life (months)	317
Discount rate	15.00%
Expected credit losses	17.28%

      The Company assesses the carrying value of its retained interest on a monthly basis. During the fourth quarter of 2001 the pool of securitized loans has experienced defaults and losses in excess of the Company’s

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expectations and it has been concluded that such defaults are likely to be higher than expected in future periods as well. Initially the Company estimated total life time defaults as a percentage of initial pool balance to be 19.81% and net lifetime losses to be 10.32%. Based on the actual performance of the loans through December 31, 2001 it is now estimated that lifetime defaults will be 29.63% and estimated net losses will be 17.28%. The increased defaults and losses are due in part to the economic downturn that began in the third quarter of 2001, was made worse by the events of September 11 and has continued into 2002, and to some aggressive underwriting practices and credit decisions at the time the loans were originated. As a result of the changes in valuation assumptions in the retained interest, the Company has recognized an impairment of approximately $9.5 million.

I.	Debt

      Through December 18, 2001, the Company had three separate financing facilities with Sun Communities Operating Limited Partnership: a $4.0 million subordinated term loan, a $10.0 million subordinated demand line of credit a $50.0 million subordinated demand line of credit. As of December 18, 2001 there was $51.3 million outstanding in the aggregate under these loans.

      On December 18, 2001, in connection with the recapitalization, the Company received capital contributions totaling $40 million which was used to repay a substantial portion of the Company’s debt to Sun Communities Operating Limited Partnership.

      The remaining balance of the debt to Sun Communities Operating Limited Partnership (approximately $11.4 million) was restructured into a $21.25 million line of credit extended by Sun Communities Operating Limited Partnership to Origen Inc. and Origen LLC, as co-borrowers. The line of credit will terminate on December 18, 2002 and the outstanding balance bears interest at a rate of LIBOR plus 700 basis points, with a minimum interest rate of 11% and a maximum interest rate of 15%. The line of credit is collateralized by a security interest in substantially all of each borrower’s assets. Sun Communities Operating Limited Partnership and Woodward Holding, a member of Origen LLC, have entered into a participation agreement under which Sun Communities Operating Limited Partnership will loan up to approximately 59% of the borrowing limit (or $12.5 million) and Woodward Holding will loan up to approximately 41% of the borrowing limit (or $8.75 million) under the line of credit. Sun Communities Operating Limited Partnership and Woodward Holding jointly administer the line of credit. Bingham has guaranteed the obligations of the borrowers under the line of credit and has granted the lenders a security interest in substantially all of its assets as security for the guaranty.

      In accordance with the original subordinated debt facility provided by Sun Communities Operating Limited Partnership, we issued detachable warrants to Sun covering 400,000 shares of common stock at a price of $10.00 per warrant share. The detachable warrants had a term of seven years and could have been exercised at any time after the fourth anniversary of the issuance. Upon the restructuring of the subordinated loan agreement, the detachable warrants were canceled. None of the detachable warrants had been exercised prior to the time they were canceled.

      In March 2000, Origen Inc. and Bloomfield Acceptance entered into an amended and restated repurchase arrangement with Lehman Commercial Paper, Inc. Under this agreement, Origen Inc. was able to transfer loans from time to time to Lehman against the transfer of funds from Lehman. In June 2001 this agreement was terminated and the aggregate amount advanced by Lehman was repaid in full. At December 31, 2000, the amounts advanced by Lehman was $67.3 million.

      In April 2000, Bloomfield Acceptance and Bloomfield Servicing entered into a warehousing credit agreement with Residential Funding Corporation. Under the credit agreement, Bloomfield Acceptance and Bloomfield Servicing could borrow up to $25.0 million to fund the acquisition and origination of FNMA loans, FHLMC loans, bridge mortgage loans and similar mortgage loans. In June 2001, the agreement was

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

terminated. At the time the agreement was terminated Bloomfield Acceptance and Bloomfield Servicing had no advances outstanding under the agreement. At December 31, 2000, there were no advances outstanding under this agreement.

      Bingham and Origen Inc. are borrowers under a revolving credit facility with Standard Federal Bank (as successor to Michigan National Bank). Under this facility, Bingham and Origen Inc. may borrow up to $10.0 million. Interest at a rate of 30-day LIBOR plus a spread is payable on the outstanding balance. The outstanding principal balance on this credit facility as of December 31, 2001 and 2000 was approximately $6.3 million and $6.8 million, respectively. To secure the loan from Standard Federal Bank, Origen Inc. and Bingham have granted Standard Federal Bank a security interest in their rights under three servicing agreements under which Origen Inc. services manufactured home loans. This facility will terminate on June 30, 2002. Based on discussions with Standard Federal Bank and other lenders, the Company expects this facility to be extended or replaced at the end of its current term.

      In December 2001, Credit Suisse First Boston Mortgage Capital and Origen LLC, through its special purpose subsidiary Origen Special Holdings, LLC entered into a master repurchase agreement to replace the prior master repurchase agreement between Credit Suisse First Boston and Origen Special Holdings Corporation, a special purpose subsidiary of Origen Inc. The aggregate amount advanced under the prior facility was transferred to the new facility. Under the new agreement, Origen LLC contributes manufactured home loans it originates or purchases to Origen Special Holdings, LLC. Origen Special Holdings, LLC then transfers the manufactured home loans to Credit Suisse First Boston against the transfer of funds from Credit Suisse First Boston and Origen Special Holdings, LLC transfers the funds to Origen LLC for operations. Bingham guaranteed the obligations of Origen Special Holdings, LLC under this agreement. The maximum financing limit on the facility is $150.0 million. The annual interest rate on the facility is a variable rate equal to LIBOR plus a spread. The loans are financed on the facility at varying advance rates on the lesser of the then current face value or market value of the loans. The advance rates depend on the characteristics of the loans financed. The facility will terminate on May 28, 2002, but may be terminated earlier upon an event of default under the master repurchase agreement. At December 31, 2001, the aggregate amount advanced by Credit Suisse First Boston under the facility was $105.6 million.

      At December 31, 2001 and December 31, 2000 debt outstanding was as follows:

	December 31,

	2001	2000

	(In thousands)
Loans sold under agreements to repurchase	$105,564	$67,256
Revolving credit facility	6,250	6,848
Demand loans	—	35,849
Term loan, net of discount	11,185	3,664

	$122,999	$113,617

J.	Dealer Agreement

      As of September 30, 1997 the Company entered into a preferred dealer agreement with Sun Communities. Pursuant to the agreement, stock options were granted to Sun that would have vested if, and only if, Sun was a party to and in compliance with the terms of the agreement on the vesting date and on December 31 of the immediately preceding year. The options would have vested in eight equal annual amounts, each consisting of 41,250 options, on January 31, 2001 through 2008. The options could have been exercised at any time after vesting until expiration ten years after the date of vesting. Each option vesting January 31, 2001 to 2003 would have entitled the holder to purchase one share of common stock for a purchase price of $10. Each option vesting on January 31, 2004, 2005 and 2006 would have entitled the

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

holder to purchase one share of common stock for $12. Each option vesting on January 31, 2007 and 2008 would have entitled the holder to purchase one share of common stock for $14. The preferred dealer agreement was terminated as of December 18, 2001 in connection with the Company’s recapitalization. Accordingly all options related to the preferred dealer agreement were canceled. None of the options vested under the agreement had been exercised.

      The Company had recognized service costs related to the options based on the fair value method as prescribed by Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation”. Service costs were amortized based on the vesting periods of the options. All previously recognized service costs, approximately $270,000, were derecognized in the year ended December 31, 2001.

K.	Stock Option Plan

      The Company’s stock option plan has 247,632 shares of common stock reserved for issuance. Under the plan, the exercise price of the options will not be less than the fair market value of the common stock on the date of grant. The date on which the options are first exercisable is determined by the administrator of the Company’s stock option plan, the Compensation Committee of the Board of Directors or the entire Board of Directors, and options generally have vested over a three-year period from the date of grant. The term of an option may not exceed ten years from the date of grant. As of December 31, 2001 all options that had been issued under the plan were terminated.

      The Company has adopted the disclosure requirements of SFAS 123. Accordingly, the fair value of each option granted in 2000 and 1999 was estimated using the Black-Scholes option pricing model based on the assumptions stated below:

	December 31,

	2000	1999

Estimated weighted average fair value per share of options granted	$4.21	$4.40
Assumptions:
Annualized dividend yield	—%	—%
Common stock price volatility	55.84%	55.62%
Weighted average risk free rate of return	6.82%	6.53%
Weighted average expected option term (in years)	6.0	6.0

      The Company has elected to measure compensation cost using the intrinsic value method, in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly since all options were granted at a fixed price not less than the fair market value of the Company’s common stock on the date of grant, no compensation cost has been recognized for its stock option plan. Had stock option costs of the plan been determined based on the fair value at the grant dates for awards under those plans consistent with the

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

methodology of SFAS 123, the pro forma effects on the Company’s net income and earnings per share would be as follows. No options were granted in the year ended December 31, 2001.

	Year Ended		Three Months
	December 31,		Ended	Year Ended
			December 31,	September 30,
	2001	2000	1999	1999

	(In thousands, except earnings per share)
Net income (loss) as reported	$(19,694)	$(16,255)	$(185)	$776
Stock option compensation cost	(606)	185	50	228

Pro forma net income (loss)	$(19,088)	$(16,440)	$(235)	$548

Basic income (loss) per share as reported	$(7.63)	$(6.19)	$(0.07)	$0.39
Stock option compensation cost	(0.23)	0.07	0.02	0.12

Pro forma earnings (loss) per share	$(7.40)	$(6.26)	$(0.09)	$0.27

Diluted earnings (loss) per share as reported	$(7.63)	$(6.19)	$(0.07)	$0.36
Stock option compensation cost	(0.23)	0.07	0.02	0.11

Pro forma fully diluted earnings (loss) per share	$(7.40)	$(6.26)	$(0.09)	$0.25

      The following tables set forth changes in options outstanding:

	Year Ended December 31,

	2001		2000

		Weighted		Weighted
	Amount	Avg. Price	Amount	Avg. Price

Shares under option:
Outstanding at beginning of year	181,350	$9.34	191,068	$10.14
Granted	—	—	35,000	7.00
Forfeited/canceled	(181,350)	9.34	(44,718)	11.04
Exercised	—	—	—	—

Outstanding at end of year	—	$—	181,350	$9.34

Exercisable at end of year	—	—	90,359	$10.03

	Three Months Ended		Year Ended
	December 31, 1999		September 30, 1999

		Weighted		Weighted
	Amount	Avg. Price	Amount	Avg. Price

Shares under option:
Outstanding at beginning of year	137,818	$11.15	109,900	$10.65
Granted	53,250	7.54	29,250	13.19
Forfeited/canceled	—	—	(1,832)	12.25
Exercised	—	—	—	—

Outstanding at end of year	191,068	$10.14	187,818	$10.14

Exercisable at end of year	98,309	$10.36	65,917	$10.36

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table sets forth details of options outstanding at December 31, 2000.

December 31, 2000

Options Outstanding			Options Exercisable

		Weighted			Weighted
		Average			Average
Range of		Remaining	Range of		Remaining
Exercise Prices	Number	Contractual Life	Exercise Prices	Number	Contractual Life

$7.00	35,000	9.35 Years	$—	—	—
7.25	40,000	8.97 Years	7.25	13,333	8.97 Years
7.75	8,250	8.96 Years	7.75	2,749	8.96 Years
9.75	1,500	8.67 Years	9.75	500	8.67 Years
10.00	60,500	6.94 Years	10.00	58,833	6.89 Years
11.00	3,250	8.61 Years	11.00	1,083	8.61 Years
12.50	1,250	7.81 Years	12.50	1,250	7.81 Years
13.00	18,750	7.09 Years	13.00	8,331	6.99 Years
13.50	7,100	8.48 Years	13.50	2,364	8.48 Years
14.50	5,750	8.28 Years	14.50	1,916	8.28 Years

$7.00 - 14.50	181,350	8.69 Years	$7.25 - 14.50	90,359	7.38 Years

      There were no options outstanding at December 31, 2001.

L.	Federal Income Taxes

      Federal income tax expense consisted of the following:

	Year Ended		Three Months
	December 31,		Ended	Year Ended
			December 31,	September 30,
	2001	2000	1999	1999

	(In thousands)
Current tax provision	$—	$—	$(8)	$(473)
Deferred tax provision (benefit)	1,245	(8,374)	(84)	914

Federal income tax expense (benefit)	$1,245	$(8,374)	$(92)	$441

      A reconciliation of the statutory federal income tax rate to the effective income tax rate follows:

	Year Ended		Three Months
	December 31,		Ended	Year Ended
			December 31,	September 30,
	2001	2000	1999	1999

Statutory tax rate	34.00%	34.00%	34.00%	34.00%
Effect of:
Nondeductible expenses	—	—	—	2.22
Other	(1.96)	—	—	—
Change in valuation allowance	(38.9)	—	—	—

Effective tax rate	(6.86)%	34.00%	34.00%	36.22%

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s net deferred tax asset has increased to $14.8 million at December 31, 2001, compared to

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$8.4 million at December 31, 2000. The Company recognized a valuation allowance on its net deferred tax asset at December 31, 2001, taking into consideration changes in economic conditions, the recapitalization and restructuring that occurred in December 2001, projections of future taxable income and available tax planning strategies. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year Ended		Three Months
	December 31,		Ended	Year Ended
			December 31,	September 30,
	2001	2000	1999	1999

	(In thousands)
Deferred Tax Assets:
Option amortization	$121	$91	$62	$55
Reserve for loan losses	1,557	1,081	285	230
Recourse liability	3,341	3,294	128	—
Net operating loss carryforward	12,782	7,210	—	—
Other items, net	1,124	1,170	591	273

Total deferred tax assets	18,925	12,846	1,066	558
Less: valuation allowance	(7,665)	—	—	—
Deferred Tax Liabilities:
Net deferral required by SFAS 91.	584	403	281	169
Deferred closing costs	79	59	167	148
Restructuring charges	915	844	—	—
Loan sale proceeds receivable	1,946	2,245	—	—
Gain on sale of MSR required by SFAS 125	736	849	546	253

Total deferred tax liabilities	4,260	4,400	994	570

Total net deferred tax assets (liabilities)	$7,000	$8,446	$72	$(12)

M.	Stockholders’ Equity

      The Company consummated an initial public offering of 1,200,000 shares of common stock on November 19, 1997. The initial offering price was $10.00 per share, which provided approximate proceeds to the Company of $11.2 million. On December 16, 1997, an additional 70,000 shares were issued which provided approximate proceeds to the Company of $651,000. Prior to the initial public offering, on October 27, 1997 the Company sold 25,000 shares to Sun Communities, Inc. for gross proceeds of $250,000.

      In April, 1999, the Company issued 800,330 shares of its common stock in private equity raises. The stock issuances resulted in proceeds of approximately $12 million.

      During the years ended December 31, 2001 and 2000, the three months ended December 31, 1999, and the year ended September 30, 1999 the Company awarded 0 restricted shares, 44,138 restricted shares, 11,243 restricted shares and 84,658 restricted shares, respectively, to executive officers and senior management that vest over three years. In the years ended December 31, 2001 and 2000, 96,693 and 10,178 of previously issued restricted shares, respectively, were canceled.

      Upon completion of the Company’s recapitalization plan, 17,739 of unvested restricted shares issued to executive officers and senior management became immediately vested. As of December 31, 2001, 140,039 restricted stock awards had been issued; 33,168 have vested and 106,871 have been canceled. The compensation cost for the restricted shares was amortized over the respective vesting periods.

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

N.	Disposition of Assets

      On June 13, 2001, Bingham sold certain of the assets of its commercial mortgage financing and servicing subsidiaries and other related assets to Wells Fargo Bank, National Association and Wells Fargo & Company for cash consideration of approximately $9.6 million. The assets sold consisted of commercial loans receivable with a carrying amount of approximately $3.5 million, mortgage servicing rights with a carrying amount of approximately $2.1 million and furniture and equipment with carrying amounts of approximately $303,000. The pre-tax gain on the sale of assets of approximately $1.4 million is net of the write-off of $1.3 million in goodwill related to the purchase of the commercial mortgage operations and approximately $1.1 million in costs related to the transaction.

      Proceeds from the sale were used to pay down Bingham’s existing lines of credit. The sale was completed pursuant to an Agreement dated May 8, 2001, as amended, among Bingham, Bloomfield Acceptance, Bloomfield Servicing, Hartger & Willard, Wells Fargo Bank and Wells Fargo & Company. The terms of the transaction were determined on the basis of arm’s length negotiations between the parties.

O.	Commitments and Contingencies

      Lease Commitments: At December 31, 2001 aggregate minimum rental commitments under noncancelable leases having terms of more than one year were $1.2 million payable (2002), $593,000 (2003), $370,000 (2004) and $58,000 (2005). Total rental expense for the years ended December 31, 2001 and 2000, the three months ended December 31, 1999 and the year ended September 30, 1999 was $1.3 million, $1.2 million, $251,000 and $420,000, respectively. These leases are for office facilities and equipment and generally contain either clauses for cost of living increases and/or options to renew or terminate the lease.

      Loan Commitments: At December 31, 2001 and 2000, the Company had commitments to originate manufactured home installment contracts approximating $24.2 million and $48.6 million, respectively. Commercial mortgage loan commitments totaled $0 and $90.5 million at December 31, 2001 and 2000, respectively.

P.	Financial Instruments and Off-Balance Sheet Activity

      Financial Instruments: As part of its interest rate risk management strategy, the Company has in the past attempted to hedge the interest rate risk on its loan portfolio by entering into Treasury rate locks and forward interest rate swaps. The Company has classified these transactions as hedges on specific classes of loan receivables. Any gross unrealized gains or losses on these hedge positions were an adjustment to the basis of the mortgage loan portfolio and were used in the lower of cost or market valuation to establish a valuation allowance as shown in Note D. As of December 31, 2001 the Company had no outstanding hedge positions.

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table identifies the gross unrealized gains and losses of the hedge positions as of December 31, 2001, December 31, 2000 and December 31, 1999:

		Year Ended		Three Months
		December 31,		Ended
				December 31,	Year Ended
		2001	2000	1999	September 30,
					1999
		Gross	Gross	Gross
		Unrealized	Unrealized	Unrealized	Gross
		(Losses)	(Losses)	(Losses)	Unrealized
Hedge Type	Reference Rate/Treasury Gains	Gains	Gains	Gains	(Losses)

		(In thousands)
Interest Rate Swap	10 Year Swap	$—	$(364)	$609	$(146)
Treasury Lock	U.S. Treasury 4.750% — 11/08	—	—	—	126
Treasury Lock	U.S. Treasury 5.625% — 5/08	—	—	—	115
Treasury Lock	U.S. Treasury 5.500% — 5/09	—	—	—	6
Treasury Lock	10 Year Treasury	—	—	—	2

      Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 107 (“SFAS 107”) requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

      The following table shows the carrying amount and estimated fair values of the Company’s financial instruments:

	December 31,

	2001		2000

	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

	(In thousands)
Assets
Cash and equivalents	$440	$440	$3,521	$3,521
Restricted cash	1,739	1,739	1,628	1,628
Loans receivable	126,591	128,447	98,633	105,416
Loan sale proceeds receivable	5,723	5,723	6,603	6,603
Other	9,540	9,540	9,102	9,102
Liabilities
Accounts payable and accrued expenses	5,709	5,709	14,111	14,111
Recourse liability	7,860	7,860	9,313	9,313
Interest rate swap	—	—	2,640	2,640
Advances under repurchase	105,564	105,564	67,256	67,256
Subordinated debt	—	—	3,664	3,664
Note payable	17,435	17,435	42,697	42,697

      The carrying amount for cash and cash equivalents and other assets is a reasonable estimate of their fair value.

      Fair values for the Company’s loans are estimated using quoted market prices for loans with similar interest rates, terms and borrowers credit quality as those being offered by the Company.

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The carrying amount of accrued interest approximates its fair value. Due to their short maturity, accounts payable and accrued expense carrying values approximate fair value.

      Fair value of the Company’s loan sale proceeds receivable approximates its carrying value. The fair value is based on a discounted cash flow analysis with prepayment assumptions based on historical performance and industry standards.

      The fair value of the Company’s recourse liability approximates its carrying value. The fair value is based on a discounted cash flow analysis with prepayment assumptions based on historical performance and industry standards.

      Fair value of loan commitments valued on the basis of fees currently charged for commitments for similar loan terms to new borrowers with similar credit profiles is not considered material.

      The fair value of the Company’s fixed rate subordinated debt at December 31, 2000 was based on quoted market prices for debt with similar terms and remaining maturities. The fair value of the variable rate debt is based on its carrying amount.

Q.	Selected Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands, except earnings per share)
Year Ended December 31, 2001:
Interest income	$3,384	$795	$2,194	$3,120
Interest expense	2,914	1,224	1,717	2,020
Net income (loss)	865	(755)	(2,959)	(16,845)
Diluted income (loss) per share	.33	(0.29)	(1.16)	(6.62)
Year Ended December 31, 2000:
Interest income	$4,118	$4,650	$3,296	$2,529
Interest expense	3,538	4,232	3,267	3,165
Net loss	(2,897)	(2,506)	(2,859)	(7,993)
Diluted loss per share	(1.12)	(0.95)	(1.08)	(3.03)
Year Ended September 30, 1999:
Interest income	$2,118	$2,617	$2,521	$2,221
Interest expense	1,699	1,841	1,953	1,363
Net income (loss)	764	480	304	(772)
Diluted income (loss) per share	0.43	0.26	0.13	(0.30)
Three Months Ended December 31, 1999:
Interest income	$—	$—	$—	$4,069
Interest expense	—	—	—	2,832
Net loss	—	—	—	(185)
Diluted loss per share	—	—	—	(0.07)

BINGHAM FINANCIAL SERVICES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

R.	Subsequent Events

      In March 2002, the Company completed a securitization of manufactured home loans with principal balances totaling approximately $135.0 million. These loans will serve as collateral for bonds issued by Origen Manufactured Housing Trust 2002-A. The securitization is expected to qualify as a sale of loans for accounting purposes and the Company expects to recognize a gain on the transaction of approximately $2.5 million. The Company received proceeds of approximately $128.6 million at closing which were used to reduce amounts outstanding under the Company’s credit facilities.

16,000,000 Shares

Common Stock

PROSPECTUS

                        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution

      The following table sets forth an estimate of the fees and expenses payable by the registrant in connection with the registration of the common stock offered hereby. All of such fees and expenses, except for the Registration Fee, are estimated:

Registration fee — Securities and Exchange Commission	$19,160
Legal fees and expenses	50,000
Printing and engraving fees and expenses	100,000

Total	$169,160

      All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.

Item 32.	Sales to Special Parties

      See the response to Item 33 below.

Item 33.	Recent Sales of Unregistered Securities

      In the preceding year, we have issued the following securities that were not registered under the Securities Act: Pursuant to our 2003 Equity Incentive Plan, (a) on October 8, 2003, we issued 182,500 shares of restricted common stock and granted options to purchase a total of 95,000 shares of common stock to certain of our directors and officers, (b) on January 29, 2004, we issued 207,000 shares of restricted common stock and granted options to purchase a total of 198,000 shares of common stock to certain of our employees, and (c) on March 23, 2004, we issued 113,000 shares of restricted common stock to certain of our directors, officers and employees. For a more detailed description of our Equity Incentive Plan, see “Management — 2003 Equity Incentive Plan” in this registration statement. In granting the restricted shares, and options to purchase shares of common stock, we relied upon exemptions from registration set forth in Rule 701 and Section 4(2) of the Securities Act.

      On October 8, 2003, we sold a total of 6,500,000 shares of common stock in a private unregistered offering to Lehman Brothers pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, which shares were subsequently resold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and/or to non-U.S. persons as defined in Regulation S under the Securities Act. The per share price of the shares of common stock sold to the initial purchaser was $9.425, and the per share offering price to our investors was $10.00.

      Concurrently with the sale of a total of 6,500,000 shares of common stock to Lehman Brothers in our October 2003 private placement we sold 8,500,000 shares of common stock directly to certain investors, including an affiliate of Sun Communities, Inc., and Shiffman Origen LLC, at a per share price of $10.00, pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. We did not pay any fee or discount with respect to 5,000,000 of those shares. We paid an advisory fee of $0.575 per share to Lehman Brothers with respect to 3,500,000 of those shares.

      On January 2, 2004, we sold 125 shares of our Series A Cumulative Redeemable Preferred Stock directly to 125 accredited investors at a per share price of $1,000.00 pursuant to an exemption from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. We paid REIT Funding, LLC a placement fee of $25,000 in connection with the offering.

      On February 4, 2004, we sold 1,000,000 shares of common stock directly to one institutional investor at a per share price of $10.00, pursuant to an exemption from registration set forth in Section 4(2) of the

Securities Act and Rule 506 of Regulation D promulgated thereunder. We paid an advisory fee of $0.575 per share to Lehman Brothers with respect to these shares.

Item 34.	Indemnification of Directors and Officers

      Our by-laws provide for the indemnification of our directors and officers to the fullest extent permitted by Delaware law. Delaware law generally permits indemnification of directors and officers against certain costs, liabilities and expenses that any such person may incur by reason of serving in such positions if: (i) the director or officer acted in good faith; (ii) the director or officer acted in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation; and (iii) in the case of criminal proceedings, the director or officer had no reasonable cause to believe that the conduct was unlawful.

      Our certificate of incorporation provides that the personal liability of any director to us or our stockholders for money damages is limited to the fullest extent allowed by law of the State of Delaware as amended or interpreted. Our certificate of incorporation provides that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Delaware law does not affect the potential liability of directors to third parties, such as our creditors.

Item 35.	Treatment of Proceeds from Stock Being Registered

      Not Applicable. The Registrant will not receive any proceeds from the sale of stock in this offering. This offering is solely for the account of the selling stockholders.

Item 36.	Exhibits and Financial Statement Schedules

      (a) Financial Statements. See page F-1 for an index of the financial statements included in this registration statement.

      (b) Exhibits. The following exhibits are filed as a part of, or incorporated by reference into this registration statement on Form S-11:

Exhibit
Number	Description

3.1.1*	Second Amended and Restated Certificate of Incorporation of Origen, filed October 7, 2003, and currently in effect
3.1.2*	Certificate of Designations for Origen’s Series A Cumulative Redeemable Preferred Stock
3.2*	By-laws of Origen
4.1*	Form of Common Stock Certificate
4.2*	Registration Rights Agreement, dated as of October 8, 2003, among Origen, Lehman Brothers Inc., on behalf of itself and as agent for the investors listed on Schedule A thereto and those persons listed on Schedule B thereto
4.3*	Registration Rights Agreement dated as of February 4, 2004 between Origen and DB Structured Finance Americas, LLC
5.1**	Opinion of Jaffe, Raitt, Heuer and Weiss, P.C. as to legality of the securities being issued
8.1**	Opinion of Jaffe, Raitt, Heuer and Weiss, P.C. as to certain U.S. federal income tax matters
10.1*	Contribution Agreement dated October 8, 2003 among Origen and the entities set forth on Appendix I thereto
10.2*	Common Stock Purchase Agreement dated October 8, 2003 between Lehman Brothers Inc. and Origen
10.3*	Concurrent Private Placement Agreement dated October 8, 2003 among Origen and the Purchasers (as defined therein)

Exhibit
Number	Description

10.4*	Private Placement Agreement dated February 4, 2004 between Origen and DB Structured Finance Americas, LLC
10.5†*	2003 Equity Incentive Plan of Origen
10.6†*	Form of Non-Qualified Stock Option Agreement
10.7†*	Form of Restricted Stock Award Agreement
10.8†*	Employment Agreement between Origen, Origen Financial L.L.C. and W. Anderson Geater
10.9†*	Employment Agreement between Origen, Origen Financial L.L.C. and Ronald A. Klein
10.10†*	Employment Agreement between Origen, Origen Financial L.L.C. and Mark Landschulz
10.11†*	Employment Agreement between Origen, Origen Financial L.L.C. and J. Peter Scherer
10.12†*	Origen Financial L.L.C. Endorsement Split-Dollar Plan dated November 14, 2003
10.13†*	Origen Financial L.L.C. Capital Accumulation Plan
10.14†*	First Amendment to Origen Financial L.L.C. Capital Accumulation Plan
10.15*	Services and Interest Rebate Agreement dated October 8, 2003 between Origen Financial L.L.C. and Sun Communities, Inc.
10.16*	Credit Agreement dated July 25, 2002 between Origen Financial L.L.C. and Bank One, NA
10.17*	First Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated June 27, 2003
10.18*	Second Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated October 23, 2003
10.19*	Third Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated December 31, 2003
10.20*	Lease dated October 18, 2002 between American Center LLC and Origen Financial L.L.C.
10.21*	Agency Agreement between American Modern Home Insurance Company, American Family Home Insurance Company and OF Insurance Agency, Inc. dated December 31, 2003
10.22***	Form of Underwriting Agreement by and among Origen, Lehman Brothers Inc., Credit Suisse First Boston LLC and Flagstone Securities, LLC as representatives of the several underwriters
21.1*	Subsidiaries of Origen
23.1**	Consent of Jaffe, Raitt, Heuer & Weiss, P.C. (included in opinion filed as Exhibit 5.1 hereto)
23.2**	Consent of Jaffe, Raitt, Heuer & Weiss, P.C. (included in opinion filed as Exhibit 8.1 hereto)
23.3**	Consent of Plante & Moran, PLLC
23.4**	Consent of Grant Thornton LLP
24.1*	Power of attorney (included in the signature page of this registration statement)
99.1*	Amended and Restated Charter of the Audit Committee of the Origen Board of Directors and Audit Committee Guidelines
99.2*	Charter of the Compensation Committee of the Origen Board of Directors
99.3*	Charter of the Nominating and Governance Committee of the Origen Board of Directors
99.4*	Charter of the Executive Committee of the Origen Board of Directors
99.5*	Corporate Governance Guidelines
99.6*	Code of Business Conduct
99.7*	Financial Code of Ethics

*	Incorporated by reference to the exhibit of the same number filed with our initial public offering registration statement on Form S-11 (file no. 333-112516), as amended.

**	Filed herewith.

***	Incorporated by reference to exhibit 1.1 filed with our initial public offering registration statement on Form S-11 (file no. 333-112516), as amended.

†	Denotes a management contract or compensatory plan.

Item 37.	Undertakings

      The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Origen Financial, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Southfield, State of Michigan, on this 19th day of April, 2004.

ORIGEN FINANCIAL, INC.
(registrant)

By:	/s/ RONALD A. KLEIN

Ronald A. Klein, Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ RONALD A. KLEIN Ronald A. Klein		Chief Executive Officer and Director (Principal Executive Officer)	April 19, 2004

/s/ W. ANDERSON GEATER, JR.* W. Anderson Geater, Jr.		Chief Financial Officer (Principal Financial and Accounting Officer)	April 19, 2004

/s/ PAUL A. HALPERN* Paul A. Halpern		Director	April 19, 2004

/s/ GARY A. SHIFFMAN* Gary A. Shiffman		Director	April 19, 2004

/s/ RICHARD H. ROGEL* Richard H. Rogel		Director	April 19, 2004

/s/ JAMES A. WILLIAMS* James A. Williams		Director	April 19, 2004

/s/ MICHAEL J. WECHSLER* Michael J. Wechsler		Director	April 19, 2004

*By:	/s/ RONALD A. KLEIN Ronald A. Klein Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description

3.1.1*	Second Amended and Restated Certificate of Incorporation of Origen, filed October 7, 2003, and currently in effect
3.1.2*	Certificate of Designations for Origen’s Series A Cumulative Redeemable Preferred Stock
3.2*	By-laws of Origen
4.1*	Form of Common Stock Certificate
4.2*	Registration Rights Agreement, dated as of October 8, 2003, among Origen, Lehman Brothers Inc., on behalf of itself and as agent for the investors listed on Schedule A thereto and those persons listed on Schedule B thereto
4.3*	Registration Rights Agreement dated as of February 4, 2004 between Origen and DB Structured Finance Americas LLC
5.1**	Opinion of Jaffe, Raitt, Heuer and Weiss, P.C. as to legality of the securities being issued
8.1**	Opinion of Jaffe, Raitt, Heuer and Weiss, P.C. as to certain U.S. federal income tax matters
10.1*	Contribution Agreement dated October 8, 2003 among Origen and the entities set forth on Appendix I thereto
10.2*	Common Stock Purchase Agreement dated October 8, 2003 between Lehman Brothers Inc. and Origen
10.3*	Concurrent Private Placement Agreement dated October 8, 2003 among Origen and the Purchasers (as defined therein)
10.4*	Private Placement Agreement dated February 4, 2004 between Origen and DB Structured Finance Americas, LLC
10.5†*	2003 Equity Incentive Plan of Origen
10.6†*	Form of Non-Qualified Stock Option Agreement
10.7†*	Form of Restricted Stock Award Agreement
10.8†*	Employment Agreement between Origen, Origen Financial L.L.C. and W. Anderson Geater
10.9†*	Employment Agreement between Origen, Origen Financial L.L.C. and Ronald A. Klein
10.10†*	Employment Agreement between Origen, Origen Financial L.L.C. and Mark Landschulz
10.11†*	Employment Agreement between Origen, Origen Financial L.L.C. and J. Peter Scherer
10.12†*	Origen Financial L.L.C. Endorsement Split-Dollar Plan dated November 14, 2003
10.13†*	Origen Financial L.L.C. Capital Accumulation Plan
10.14†*	First Amendment to Origen Financial L.L.C. Capital Accumulation Plan
10.15*	Services and Interest Rebate Agreement dated October 8, 2003 between Origen Financial L.L.C. and Sun Communities, Inc.
10.16*	Credit Agreement dated July 25, 2002 between Origen Financial L.L.C. and Bank One, NA
10.17*	First Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated June 27, 2003
10.18*	Second Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated October 23, 2003
10.19*	Third Amendment to Credit Agreement between Origen Financial L.L.C. and Bank One, NA dated December 31, 2003
10.20*	Lease dated October 18, 2002 between American Center LLC and Origen Financial L.L.C.
10.21*	Agency Agreement between American Modern Home Insurance Company, American Family Home Insurance Company and OF Insurance Agency, Inc. dated December 31, 2003

Exhibit
Number	Description

10.22***	Form of Underwriting Agreement by and among Origen, Lehman Brothers Inc., Credit Suisse First Boston LLC, and Flagstone Securities, LLC as representatives of the several underwriters
21.1*	Subsidiaries of Origen
23.1**	Consent of Jaffe, Raitt, Heuer & Weiss, P.C. (included in opinion filed as Exhibit 5.1 hereto)
23.2**	Consent of Jaffe, Raitt, Heuer & Weiss, P.C. (included in opinion filed as Exhibit 8.1 hereto)
23.3**	Consent of Plante & Moran, PLLC
23.4**	Consent of Grant Thornton LLP
24.1*	Power of attorney (included in the signature page of this registration statement)
99.1*	Amended and Restated Charter of the Audit Committee of the Origen Board of Directors and Audit Committee Guidelines
99.2*	Charter of the Compensation Committee of the Origen Board of Directors
99.3*	Charter of the Nominating and Governance Committee of the Origen Board of Directors
99.4*	Charter of the Executive Committee of the Origen Board of Directors
99.5*	Corporate Governance Guidelines
99.6*	Code of Business Conduct
99.7*	Financial Code of Ethics

*	Incorporated by reference to the exhibit of the same number filed with our initial public offering registration statement on form S-11 (file no 333-112516), as amended.

**	Filed herewith.

***	Incorporated by reference to exhibit 1.1 filed with our initial public offering registration statement on Form S-11 (file no. 333-112516), as amended.

†	Denotes a management contract or compensatory plan.